Form 10-K, Exhibit 13
period 1996-12-31
GORAN CAPITAL INC
filed 1997-04-01
CIK 925600

[Goran logo, which appears throughout
                                  entire annual report on upper outside
                                  corner]

Corporate Profile

Goran Capital Inc. owns subsidiaries engaged in a number of business activities. The most important of these is the property and casualty insurance business conducted in 31 U.S. states, Canada and Barbados, on both a direct and reinsurance basis through a number of subsidiaries collectively referred to in this report as Goran. Goran owns 67% of Symons International Group, Inc. which began trading on the NASDAQ on November 5, 1996 under the symbol SIGC. Symons owns 100% of IGF
Insurance Company of Des Moines, Iowa which is the 5th largest crop insurer in the United State. Symons owns 52% of GGS Management
Holdings, Inc. which owns 100% of Superior Insurance Company of
Atlanta, Georgia and Pafco General Insurance Company of Indianapolis, Indiana. These insurers provide nonstandard automobile insurance and together are the 16th largest writers of such insurance in the United States. On April 30, 1996 Goran Capital, through its affiliation with GS Capital Partners II, L.P., purchased Superior Insurance Company. The Canadian subsidiaries, Granite Reinsurance Company Ltd. and Symons International Group, Inc. - Florida underwrites finite (limited risk) reinsurance in Bermuda, the United States and Canada and offers commercial insurance coverage.

The investment portfolios of the insurance subsidiaries include debt and government instruments. The majority of holdings of the portfolios are publicly traded and most of the holdings of the debt portfolio have ratings greater than A+. Goran is a public company listed in The Toronto Stock Exchange under the symbol GNC and NASDAQ under the symbol GNCNF.

Table of Contents

Financial Highlights                               1
Chairman's Report                                  2
Management's Discussion and Analysis               5
Consolidated Financial Statements                 14
Notes to Consolidated Financial Statements        17
Auditors' Report                                  35
Corporate Directory                               36
Subsidiaries and Branch Offices                  IBC
Shareholder Information                          IBC

[Bar Graph omitted]

Financial Highlights
(dollars in thousands, except per share amounts)
For The Years Ended
December 31,
                      1996        1995        1994       1993      1992

Gross Premium
Revenue                307,634    151,717     126,978    114,135   128,440

Net Earnings,
Before Unusual Item     13,127      7,171       3,940      1,397     4,413

Earnings Per Share
Before Unusual Item       2.48       1.43        0.81       0.29      0.94

Shareholders' Equity    47,258     12,622       5,067      1,088      (739)

Book Value Per Share      8.74       2.49        1.03       0.22     (0.15)

Market Value Per Share   20.08       8.57        5.20       3.55      2.08

(1) In 1996 Goran recorded a gain of $18,169 or $3.44 per share on the sale of SIG stock as part of SIG's initial public offering. The gain is recorded as an unusual item.

                            CORPORATE STRUCTURE

                               Goran Capital, Inc.
                                Toronto, Ontario
                           ("Goran" or the "Company")
                                        |
                                        |
__________________________________________________________________
|              |                        |                        |
100% Owned     67% Owned                100% Owned             100% Owned
Symons         Symons International     Granite Reinsurance    Granite
International  Group, Inc.,             Company, Ltd.          Insurance
Group, Inc.    Indianapolis, Indiana    Indianapolis, Indiana  Company
Florida        ("SIG")                  ("Granite Re")         ("Granite")
                                         |
                                         |
_____________________|________________________
|                                            |
100% Owned                           52% Owned                  Funds Affiliated
IGF Holdings, Inc.                   GGS Management ----48%-----With Goldman
("IGFH")                             Holdings, Inc.             Sachs & Co.
|                                    ("GGSH" or                 ("GS Funds")
|                                    "GGS Holdings")
100% Owned                                   |
IGF Insurance                                |
Company                              100% Owned
("IGF")                              GGS Management, Inc.
                                     ("GGS Management")
                                             |
                    _________________________|______________________
                    |                                              |
                100% Owned                                 100% Owned
                PAFCO General                              Superior Insurance
                Insurance Company                          Company
                ("Pafco")                                  ("Superior")
                                                                    |
                                         ___________________________|
                                         |                          |
                                100% Owned                 100% Owned
                         Superior Guaranty          Superior American
                         Insurance Company          Insurance Company

CHAIRMAN'S LETTER

     REPORT TO SHAREHOLDERS

It's that time of the year when I sit down at my word processor and try to make like I know it all, by telling you where we have been and where we are going. At least what I think is going to be the results of our travel. In latter years I have done pretty well, even though my superego has been advising me to temper my comments and not be overly optimistic. A difficult position to take when the signposts indicate we are on a winning track.

A good place to start this, or so it seems to me, is to briefly review last year's Chairman's Report. From that we can judge how well your company met the projections I outlined at the time.

     I said we were budgeting for Gross Income in 1996 to double over 1995. The results presented in the following tables shows that we did.

     I indicated that the overall result, taking into consideration profit and growth, would be outstanding. I believe they have been. Nonstandard auto improved its pre-tax income by $9,400,000 (U.S.) while crop insurance pre-tax is up by about 60%. Net income for all operations has increased from $7,171,000 (U.S.) to $13,127,000 (U.S.)

You will note from the following financial information that we hit our targets of double growth for 1995 to 1996. While we don't expect to double again in 1997, we do expect to hit our corporate goal to exceed 25% compound annual growth both top and bottom line.

You may recall in last year's report I referred to a major transaction initiated on January 31, 1996, whereby in conjunction with Goldman Sachs we entered into an agreement with Fortis to purchase from them the Superior Insurance Group. Acquiring insurance companies involves obtaining clearance from the regulators and it was May 1, 1996 before we took over the Superior Group of companies. Immediately following this date we began to implement changes in procedures to conform with our underwriting methods and management style. The premium income has since grown at a significant rate. For 1996, auto premiums reached $225,027,000 ($187,176,000 U.S.) compared with $66,157,000
($49,005,000 U.S.) for 1995.   Pafco, the company we started from scratch
in 1987, contributed about $95,000,000 ($70,000,000 U.S.) with the balance (approximately $159,000,000 ($117,000,000 U.S.)) coming from the Superior acquisition over the eight months since we secured it. We have seen a reduction in our combined loss ratio of 111.3% for 1995 to 101.4% for 1996 mainly due to improved underwriting and major reductions in the cost of doing business.

I thought it was meaningful that the premium income of Superior for 1995, the year before we acquired it, was $127,921,000 ($94,756,000 U.S.) with a profit of $2,226,000 ($1,649,000 U.S.).

CHAIRMAN'S LETTER
                                 1995                          1996
                        Canadian      U.S.           Canadian       U.S.
                        Dollars       Dollars        Dollars        Dollars
Gross Premiums
Written                 $208,216,000  $151,727,000   $419,151,000   $307,634,000

Shareholders'
Equity                  $ 17,232,000  $ 12,622,000   $ 64,724,000   $ 47,258,000

Net Income              $  9,841,000  $  7,171,000   $ 17,886,000   $ 13,127,000

A look at the information provided in the table above shows a significant improvement in the company's performance since we took over.

This would be a good story if I left it right here but there is more. It is not sufficient to write great gobs of premium unless that income is producing profit. Through a series of changes that management effected the loss and expense ratio of the company was reduced by 9.9%. The final piece de resistance to this episode, at least for now, is that the pre-tax income from our nonstandard auto division went from $(2,685,000) ($(1,989,000) U.S.)
in 1995 to $10,129,000 ($7,434,000 U.S.) in 1996.   Expanding premium
income requires expanded capital for most insurers. In taking on the acquisition of Superior we needed to not only raise funds to pay for it but we had to consider the increase in capital that would be needed to write a fast growing volume of business. To some degree we accomplished that when we took into our nonstandard auto business GS Capital Partners II, L.P. for 48%. We, of course, have to be responsible for our share of further capital needs, either to accommodate requirements of GGS
Management Holdings, Inc., the nonstandard holding company, for premium writing purposes or for future acquisitions in that field. GGS includes in its group of companies, the Superior companies and Pafco
General Insurance Company.

On November 5,1996 we took our U.S. holding company, Symons
International Group, Inc., public on NASDAQ, selling 3 million shares out of a total of 10 million shares outstanding and then sold 450,000 shares to the underwriters of the issue for the over-allotment that they had contracted to pick up. The shares had an initial price of $12.50 (U.S.) and after expenses we realized approximately $38,000,000 (U.S.) from the transaction. Price at this writing was $17,500,000 (U.S.). This transaction allowed us to reduce debt and to create funds for future capital needs.

Over the last three years the star performer of our group has been our crop insurance company, IGF Insurance Company of Des Moines, Iowa. It has grown from a small rural insurer with $30,000,000 ($22,222,000 U.S.) of premium, in November 1990, to $150,000,000 ($110,000,000 U.S.) at the
end of 1996, and is now the fifth largest company in this field.

Crop insurance is the fastest growing segment of commercial insurance, the result of the government withdrawing as a provider of coverage, and nonstandard auto insurance is the fastest growing segment of personal insurance. No, our growth hasn't been done with mirrors. There are sound principles working to assist us in our endeavors.

The effect of our increasing profitability and raising of public funds has had a profound consequence on two segments of our financial lives. Because of these factors, we have been able to reduce our debt/equity ratio and increase the Shareholder's Equity substantially.

Putting together an initial public offering (IPO), requires an astounding amount of work. We had been there before when we first went public with Goran's predecessor company, Pafco Financial Holdings. In the period leading up to November 5, when Symons International Group, Inc., became a "public" entity, the members of our staff were called on to do yeomen service. The gathering and assembling of the financial information was of particular significance for what is an IPO but a financial and accounting

CHAIRMAN'S LETTER



For The Years Ended December 31,
                               1993       1994        1995        1996
Book Value Per Share
                        CDN    $0.30      $1.39       $3.36       $11.97
                         US    $0.22      $1.03       $2.49       $ 8.74

Long Term Debt to
Equity                         16.1 to 1  2.86 to 1   .99 to 1    .53 to 11

1Excluding minority interest portion of $48 million term debt performance. The members of our Accounting Department, now headed by Gary Hutchcraft, worked long hours to meet the needs of the underwriters. Our U.S. auditors, Coopers & Lybrand, assisted us and were available for the tedious chore of sanctifying the information we assembled. Our attorneys, Barnes & Thornburg, were most helpful in directing our efforts so as to avoid pitfalls that crop up in these matters. The issue was successful and the public have realized a substantial gain in their investment since November 5, 1996.

I would be remiss if I didn't make mention of the gentlemen who did such an effective job in the period of the "dog and pony shows" which pre-sold the issue. Team No. 1 was made up of Alan Symons and Dennis Daggett, the President of IGF. Team Number 2 included Doug Symons and Tom
Gowdy, the second man at IGF. The fact that the issue was oversold bears testimony to the effective way that these two teams presented the facts to the financial organizations they visited. During this three week period, they made presentations in 16 different cities.

Needless to say, the year has been one of trial and success. The President and CEO of Goran, Alan Symons, has worked long hours and most effectively to bring in an outstanding year and one that has been accepted by the knowledgeable public as it moved our share price from $8.75(U.S.)
in January to $19.13(U.S.) in the ensuing 12 months. He instigated the moves that resulted in our making a deal for Superior, which in my opinion, is going to play a leading role in our growth on the way to a $1 Billion of gross premiums by the year 2000. The "boys" behemoths would better describe them, Tom Gowdy and Dennis Daggett, have come through with another stellar performance in their efforts to take IGF to the top in the crop field. I have mentioned the efforts of Doug Symons and Gary Hutchcraft before and the roles they played in certain of our endeavors, but there are a number of others that should be given equal billing. I can only mention that we have assembled a first rate team who in my opinion will continue to produce above average results.

We have a much larger representation on the Boards of the two public companies and you will find their names listed in the latter page of this report. They have all put in a lot of time to assist us in our decisions and I wish to thank them for their judicious assistance in the past year.

We now have a staff of 709 persons which has grown from 460 over the past two years. I mention this for it is an indication of our growth which I believe will go on to bigger and better things in the years ahead.

Last, I wish to thank the shareholders who have shown their faith in us.
We recognize that the shareholder is sacrosanct, for all of our senior people are shareholders. We do it for you and we do it for ourselves. I trust that we will all have a wonderful trip.


/s/G. Gordon Symons
Chairman of the Board
February 19, 1997

                               MANAGEMENT'S DISCUSSION AND ANALYSIS


Financial Condition and Results of Operations

Results of Operations

[Large Goran logo]

1996 proved to be a major financial turning point for Goran Capital Inc. ("Goran") and its subsidiaries. Three actions during 1996 changed the future forever for Goran:

A. The investment by Goldman Sachs affiliate GS Capital Partners II, L.P. ("Goldman Sachs") for 48% of our nonstandard unit and the resulting acquisition of Superior Insurance Company ("Superior") on May 1, 1996, brought Goran into the big leagues of nonstandard automobile insurance. We are now the 16th largest nonstandard automobile insurance provider in the United States.

B. The quantum leaps and superb profits of IGF Insurance Company ("IGF"), our crop insurance company, thrust IGF into the No. 5 spot in the United States for crop insurance. The profit for 1996 at IGF finally put IGF's capital to a level that will allow it to grow significantly.

C.    The IPO of Goran's U.S. holding company, Symons International
Group, Inc., ("SIG") reduced overall long-term debt to a debt to equity ratio of .53:1, excluding minority interest portion of $48 million term debt, it increased the capital of IGF by $9 million and it awakened the public to the Goran story.

The Company's 1996 gross premium written increased to $307.6 million from $151.7 million in 1995. The increase in premiums in 1996 over 1995 resulted from growth in both the crop and nonstandard automobile insurance segments. Gross premiums written for crop insurance grew
$39.7 million in 1996 from $70.4 million in 1995, with premium growth coming from both the multi-peril crop insurance ("MPCI") and the crop hail business. The nonstandard automobile segment gross written premiums grew to $187.2 million in 1996 from $49.0 million in 1995 due to the acquisition of Superior and elimination of quota share reinsurance. All other lines of business experienced gross written premium changes from 1995 to 1996 as follows: Finite reinsurance premiums decreased by $32.7 million to $2.1 million and surplus lines premiums increased by $2.0 million to $9.0 million.

In 1996, net premiums written (gross written less reinsurance to government FCIC program and third party reinsurers) increased by 155% from $86.3 million in 1995 to $220.4 million in 1996. This increase resulted from higher premium volumes on a gross basis as described above, combined with a reduced dependence on quota share reinsurance in both the nonstandard automobile lines (reduced from approximately 25% in 1995 to 0% in 1996) and on crop hail reinsurance. In 1996, Goran's net premiums earned grew to $214.3 million from $76.1 million in 1995.
Since the earning of premium follows the term of the respective policies, net premiums earned trails net premiums written.

For example, in a growing book of business, net premiums earned will also grow but will lag behind the written premium.

In 1996, investment income grew to $7.8 million from $3.5 million in 1995,
an increase of approximately 122%.   Of this increase, $4.7 million was the
result of investment income subsequent to the acquisition of Superior with the remainder due to an increase in the portfolio at Pafco General Insurance Company ("Pafco").

Other income, primarily billing fees, increased to $8.5 million in 1996 from $2.3 million in 1995, the acquisition of Superior generated billing fees of $4.7 million subsequent to the acquisition in 1996 with increased billing fees due to higher volume at Pafco providing the remainder.

Net claims incurred increased to $151.4 million in 1996 from $54.2 million in 1995, which increase is more than offset by the increase in net premiums earned. The loss ratio decreased from 71.2% in 1995 to 70.6% in 1996 primarily as a result of improved loss ratios from the crop hail business, which were 74.3% in 1995 and 55.3% in 1996. The loss ratio for the nonstandard automobile business was 73.7% in 1996 compared to 73.8% in 1995.

Net commissions expense is composed of three components: (i) commission expense paid to the Company's agents; (ii) commission income from reinsurers, including a 31% commission earned by the Company's crop operations with respect to MPCI; and (iii) underwriting gain or loss on the Company's MPCI business reported by the Company as an adjustment to the Company's commission income on this business.

Commissions and operating expenses of $50.4 million in 1996 compared with $16.4 million in 1995, with such expenses increasing proportionately with net premiums earned in the respective years with an expense ratio on
this basis of 21.5% in 1995 and 23.5% in 1996.   The expense ratio for the
nonstandard automobile division decreased to 29.6% in 1996 from 37.5% in 1995.

Interest expense in 1996 was $5.0 million compared to $1.8 million in 1995. Increased interest expense in 1996 was due primarily to $2.8 million incurred with the acquisition of Superior from April 30, 1996, increased interest costs at IGF due to growth, offset by the payoff of the Company's debenture holders in November 1996 from the proceeds of the SIG offering.

In 1996, income tax expense of $8.1 million relates to a tax provision on income emanating from the U.S. operations compared to a tax provision in 1995 of $2.5 million.

Financial Condition

The Company's assets have grown to $381.3 million in 1996, up from $160.8 million in 1995. Assets of $165.8 million were obtained in connection with the Superior acquisition. The largest component of assets is investments in bonds and stocks. A breakdown of these investments is highlighted in the Notes to Consolidated Financial Statements.

The Company's second largest asset category is accounts receivable. This primarily represents monies held on behalf of our insurance and reinsurance subsidiaries by major third party reinsurance or insurance companies to support outstanding claims and unearned premiums. Receivables from insurance companies were $33.9 million in 1996, compared to $34.8 million in 1995. Total receivables represented 26.6% of total assets in 1996 and 29.4% in 1995. Also included in the above receivables is premium recorded but not yet received from the insured. This is business that has been taken on but the premium has not been paid to us at the date of this statement.

Deferred acquisition costs is the amount paid to agents and premium tax that would be refunded to us should all our policies in force be canceled on December 31. The offset is the unearned premium. In 1996 deferred acquisition costs increased to $13.9 million from $7.6 million in 1995. This increase in deferred costs reflects increases in unearned premiums to $91.2 million in 1996 from $33.2 million in 1995.

The total liabilities of the Company were $334.1 million in 1996, compared to $148.2 million in 1995. Outstanding claims increased in 1996 to $127.0 million from $87.7 million in 1995, reflecting the acquisition of Superior and an increase in volume in 1996 over 1995, partially offset by a lower loss ratio from 71.2% in 1995 to 70.6% in 1996.

Management believes the capital and surplus of IGF is sufficient to support its current level of premiums written. Management expects that additional capital will be necessary to support the growth in nonstandard automobile premiums or reinsurance will be utilized. Should reinsurance not be utilized, such capital is expected to be provided by the insurers' management company, GGS Management, Inc. and through additional debt leverage. The Company is currently in the process of negotiating with its lenders and expects its additional financing needs to be approximately $12.0 million in 1997 should this course be taken.

Shareholders' equity has continued to grow, reaching $47.3 million at year-end 1996, compared to $12.6 million at the end of 1995. While shareholders' equity is now $47.3 million, it does not reflect the equity upon which Goran conducts its various insurance operations. The underlying insurance subsidiaries had statutory surplus at December 31, 1996 of: Pafco, $18.1 million; Superior, $57.1 million; IGF, $29.5 million and Granite Re, $15.6 million. This amounts to a total $120.3 million. It is on these equity bases that the Company's insurance business is written.

Goran's long term debt increased to $48.0 million in 1996 from $11.1 million in 1995. This increase was the result of the acquisition debt for Superior offset by the payoff of the debentures from the proceeds of the SIG offering. Although total debt increased, the acquisition debt provides better leverage for profitable operations that can be repaid from such operations.
[photographs of building down right margin of page]

Overview

U.S. Operations

SIG is now a 67% owned subsidiary of Goran. Last year, it was a wholly owned subsidiary but on November 5, 1996, we took SIG public and listed it on NASDAQ at $12.50 a share and sold 3,450,000 shares. Today, Goran owns 7,000,000 shares of SIG. The subsidiaries of SIG write various lines of insurance, including nonstandard automobile and crop insurance. SIG operates the following companies:

Pafco General Insurance Company ("Pafco"), Indianapolis, Indiana,
(nonstandard automobile)

Superior Insurance Company ("Superior"), Tampa, Florida (nonstandard automobile)

Superior American Insurance Company ("Superior American"), Tampa,
Florida, (nonstandard automobile)

Superior Guaranty Insurance Company ("Superior Guaranty"), Tampa,
Florida, (nonstandard automobile)

IGF Insurance Company ("IGF"), Des Moines, Iowa - IGF maintains five branches throughout the U.S. (crop insurance)

The results of each of these subsidiaries are discussed below, following a general discussion on the consolidated results of the U.S. operations. For the benefit of the reader, it is felt that the entity discussions should center on the specific product lines written by each organization (i.e. nonstandard which encompasses Pafco and the three Superior companies, and crop, which is IGF).

Consolidated Results of SIG

Gross premium volume for the U.S. operations increased 145.1% to $305.5 million in 1996 versus $124.6 million in 1995. Both product lines showed significant increases in 1996.

Net written premiums for 1996 were $209.6 million compared to $53.4 million in 1995. This was an increase of 292.1% resulting from the acquisition of Superior, reduction in Pafco's dependence on quota share reinsurance and growth in crop revenues. This allowed SIG to retain more of the gross premiums being written by its nonstandard automobile segment as well as its crop insurance business.

IGF's crop insurance business continued its significant growth during 1996 as a result of the Crop Insurance Reform Act signed into law in October 1994 (the "1994 Reform Act") and the Freedom to Farm Act of 1996 (the "1996 Farm Act"). These two bills

[photographs of a building down right margin and across top of page]

enabled the crop insurance industry to increase its premium writings from a global of $900 million to $1.5 billion and further growth is anticipated through the introduction of new products like crop revenue coverage ("CRC") and named perils coverage. With increased premium production and normal crop growing seasons, the MPCI business produced good underwriting profits although not as good on an underwriting gain as 1995 (but still very satisfactory). The crop hail business continued to improve and the Company outpaced the entire industry due to its unique in-house adjusted program. Volume for crop hail grew by $11.0 million, or 64.8% in 1996. IGF has broadened its geographical spread to encompass 31 states and through diversification in crops, thus spreading its risk and reducing its exposure to any one peril. IGF also utilizes a unique stop loss reinsurance program through major reinsurers that minimizes the effects of adverse weather conditions in the Company's results.

Nonstandard automobile insurance operations experienced a large increase of premium as a result of restructuring Pafco's operations and streamlining of operations. Pafco's volume increased from $49.0 million to $70.0 million from 1995 to 1996. In 1995, Superior produced $95.0 million prior to our owning it. For 1996, we were able to increase the overall volume to $159.0 million (we only take the benefit of that increase from May 1st through December 31st which amounted to $117.0 million). The Company believes that in order for nonstandard auto to be successful it has to be a low cost provider. SIG is an agency writer and therefore the combination of working with its independent agents and automation enables SIG to reduce operating costs which directly effect the bottom line. The acquisition of Superior also brought with it financial partners, financial affiliates through Goldman Sachs which participates for 48% of the activities in our nonstandard automobile division with the controlling 52% held by SIG. Accordingly, we consolidate the results of our nonstandard automobile operation and account for Goldman Sachs' participation as minority interest. The formation of GGS Management Holdings Inc.
("GGSH") where Goldman Sachs' holds their 48% interest and SIG holds its 52% interest is designed to be an acquisition and internal growth vehicle. Pro- forma growth in nonstandard automobile for 1996 grew by 31% over 1995, assuming ownership of Superior since January 1, 1995.

Pafco General Insurance Company

[Pafco logo]

Pafco underwrites nonstandard automobile business through its headquarters in Indianapolis, Indiana. A portion of the business is placed through IGF

[photographs of a building down right margin and across top of page]

in order to utilize licenses it has in Missouri, Arkansas and Illinois. Pafco's gross written premiums in 1996, excluding crop insurance fronted for IGF, were $70.4 million as compared to $49.0 million in 1995. Net premiums also grew significantly to $68.3 million in 1996 as compared to $34.0 million in 1995. The growth in net premiums was a result of an elimination of quota share reinsurance on the nonstandard automobile business. The pre-tax operating results for 1996 improved to $3.0 million compared to a loss of $2.0 million for 1995. The improvements in operating results for 1996 was a result of a decrease in the loss and expense ratio from 111.3% to 103.1% due to better loss experience and efficiencies in the claims process.

Pafco's statutory capital and surplus in 1996 increased to $18.1 million up from $11.9 million in 1995.

Superior Insurance Company and Subsidiaries

Superior and its subsidiaries, Superior American Insurance Company and Superior Guaranty Insurance Company, underwrite nonstandard automobile business through its offices in Atlanta, Georgia, and Tampa, Florida. Superior's gross written premiums in 1996 were $159.0 million of which $117.0 million were written subsequent to the acquisition on April 30, 1996. Gross written premiums in 1995 were $95.0 million. The increase in premiums was a result of greater marketing efforts and the use of multi-tiered products. Pre-tax operating results for 1996 were $14.7 million of which $9.0 million was realized subsequent to the acquisition. Included in operating results prior to the acquisition was a $1.3 million reduction in claim reserves. Pre-tax operating results for 1995 were $5.8 million. The improvement in operating results in 1996 was a result of a decrease in the loss and expense ratio from 107.6% to 99.5% due to economies of scale, underwriting, and claims efficiencies and technological advancements.

Superior's statutory capital and surplus was $57.1 million at December 31, 1996 compared to $49.3 million at December 31, 1995.

IGF Insurance Company

[IGF Logo]

IGF writes principally MPCI and crop hail insurance and provides licenses
for Pafco's nonstandard automobile insurance in three states.   Although
premiums for this coverage are included in IGF, the net profit or loss is transferred to Pafco through reinsurance programs. Gross premiums written for crop insurance in 1996 were $110.1 million as compared to $70.4 million in 1995. IGF's 1996 performance increased significantly as a result of gains in its crop insurance

[photographs of a building down right margin and across top of page]

business which reflect favorable growing conditions.
The 1994 Reform Act and the 1996 Farm Act provided opportunity for the crop insurance industry to increase its premium volumes. IGF benefited from these Acts and also grew at a rate faster than most of its principal competitors due to the marketing efforts of its management team.

IGF exceeded industry results on its MPCI and crop hail business, because of its unique underwriting criteria. IGF continued to benefit from its change in 1994 to an in-house adjusting force, which resulted in enhanced effectiveness on adjusting crop claims. By hiring full-time employees to perform this function, IGF has benefited by tighter claims controls and cost savings.

IGF's statutory capital and surplus increased in 1996 to $29.5 million from $9.2 million in 1995. The increase in surplus in 1996 related to increases in underwriting profits and a $9.0 million contribution from the proceeds of the offering.

Symons International Group, Inc. - Florida ("SIGF")

[SIGF logo]

Goran's wholly-owned subsidiary, Symons International Group, Inc. - Florida's a specialized surplus lines underwriting unit. Goran writes third party property and casualty coverage using Pafco, IGF and other insurance companies under contract with SIGF. The volume of business grew by 22% however, the underwriting profits were not as good as 1995. SIGF produced an overall loss to the Company of $1.2 million compared to a profit for 1995. Through the implementation of automation, focus on strong underwriting controls, and reorganizing the product lines it is anticipated SIGF will return to profits for 1997.

Non-U.S. Operations

Granite Insurance Company ("Granite")

[Granite logo]
Granite is a Canadian federally licensed insurance company which is presently servicing its investment portfolio and a very few outstanding claims. Granite stopped writing business on December 31, 1989 and sold its book of Canadian business in June 1990. The outstanding claims continue to be settled in accordance with actuarial estimates with some redundancies showing in the most recent year. Granite's invested assets reduced to $4.5 million from $5.5 million in 1995. This is the result of settlement of claims and the run-off of outstanding claims. Total outstanding claims decreased to $1.9 million in 1996 from

[photographs of a building down right margin of page]

$4.7 million in 1995. It is expected that the run-off of outstanding claims will continue at least until 1998. Granite's net earnings were $50,000 in 1996, compared to $200,000 in 1995. This is reflective of the reduction in invested assets, which in turn reduces earnings from investment yields. Investment income in 1996 and 1995 was $500,000.

Granite Reinsurance Company Limited ("Granite Re")

[Granite Re logo]
Granite Re is managed by Atlantic Security of Bermuda and Colybrand in Barbados. Granite Re underwrites finite risk reinsurance, stop loss reinsurance and quota share reinsurance. This reinsurance involves a defined maximum risk at the time of entering into a contract.  The
Company participates in various programs in Bermuda, United States and
Canada.  On December 31, 1995 its Canadian quota share terminated and is now in run -off which is expected to yield investment revenue and underwriting gains for the next five to six years. The loss portfolio transfer program that it took on June 30, 1990, is now winding down in accordance with management's forecast and is producing profits as anticipated.
During 1995 and 1996, Granite Re participated in certain stop loss programs for Goran's crop subsidiary, IGF.  These covers were in accordance with third party placements where Granite Re took a portion after terms having been established by substantial third party reinsurers. Granite Re also participated on numerous small contracts with third parties.
On January 1, 1996, it assumed all of the outstanding losses and the book of business of Pafco's premium writings from the surplus lines operation in
Florida.   Accordingly, Granite Re's gross written premiums are starting to increase again.  Gross premiums written during the 12 months ended
November 30, 1996 (Granite Re has a year-end different from Goran) were $12.3 million compared to $34.8 million for the corresponding period in 1995. Net income was $2.6 million in 1996 compared to $4.0 million in 1995.

During 1996, as a result of the proceeds from the initial public offering of SIG, Granite Re realized a repayment of an outstanding loan from SIG.
Granite Re, during 1996, lent Goran $5.5 million which was used by Goran to retire its Eurobond note. Total capital and surplus of Granite Re increased to $15.8 million in 1996 from $13.2 million in 1995. The
Company initially started July 1, 1990 with a capital base of $825,000. Granite Re intends to continue to broaden its base to include captive reinsurance, finite reinsurance, and its existing programs as outlined above. The programs currently underwritten by Granite Re generate a loss portfolio that is matched with cash.

[photographs of a building down right margin and across top of page]

Such portfolios take about eight to nine years to run- off, thus generating investment returns and underwriting gains during the life of the run-off. New business underwritten in 1995 and 1996 is added to the portfolio of outstanding losses and invested assets, thus perpetuating the growth of Granite Re through fees, investment income and underwriting profits.

CONSOLIDATED FINANCIAL STATEMENTS
As at December 31 (in thousands of US dollars)

                                            1996                    1995
Assets
Cash and Investments (Note 5)               $206,671                $54,366

Accounts Receivable
  Premiums Receivable                        63,874                  11,233
  Due From Insurance Companies               33,905                  34,837
  Due From Associated Companies                 140                     ---
  Accrued and Other Receivables               3,330                   1,231
                                            101,249                  47,301

  Reinsurance Recoverable on
  Outstanding Claims                         33,113                  41,667
  Prepaid Reinsurance Premiums               14,983                   6,263
  Capital Assets (Note 6)                     4,801                   2,088
  Deferred Policy Acquisition Costs          13,860                   7,641
  Deferred Income Taxes                         ---                      73
  Goodwill (Notes 7 and 13)                   1,330                     ---
  Other Assets (Notes 7 and 13)               5,335                   1,417
                                           $381,342                $160,816

Liabilities and Shareholders'
Equity (Note 11)

Accounts Payable
  Due to Insurance Companies               $  5,755                $  1,986
  Due to Associated Companies                   ---                     188
  Accrued and Other Payables                 21,051                   8,310
                                             26,806                  10,484

Outstanding Claims (Notes 2(e) and 4)       127,045                  87,655
Unearned Premiums (Notes 4)                  91,207                  33,159
Bank Loans (Note 8)                          48,000                   5,811
Debentures (Note 9)                             ---                  11,085
Minority Interest in Subsidiaries            41,410                     ---
                                            334,084                 148,194

Contingent Liabilities and
Committments (Note 15)                       47,258                  12,622
                                           $381,342                $160,816

See accompanying notes to Consolidated Financial Statements

Approved on behalf of the board


/s/                                                             /s/
Director                                                        Director

                                            CONSOLIDATED FINANCIAL STATEMENTS
                               For the years ended December 31 (in thousands of U.S. dollars, except per share data)

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars except per share data)


                                          1996                        1995


REVENUE

Gross Premiums Written                    $307,634                    $151,717

Net Premiums Earned                       $214,346                    $ 76,102
Net Investment and Other
Income (Notes 4 and 13(a)                   16,406                       5,872

Total Revenue                              230,752                      81,974

EXPENSES
Net Claims Incurred                        151,384                      54,193
Commissions and Operating
Expenses (Note 17(b))                       50,352                      16,352
Interest Expense                             4,961                       1,761

Total Expenses                             206,697                      72,306

Earnings Before Undernoted Items            24,055                       9,668

Provision for Income Taxes (Note 12)         8,127                       2,497
Minority Interest                            2,801                         ---
Earnings Before Unusual Item                13,127                       7,171
Unusual Item (Note 3)                       18,169                         ---

Net Earnings After Unusual Item            $31,296                      $7,171

Earnings Per Share Before Unusual Item       $2.48                       $1.43

Earnings Per Share                           $5.92                       $1.43

Earnings Per Share - Fully Diluted           $5.28                       $1.26

See accompanying Notes to Consolidated Financial Statements



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)

                                         1996                      1995
Retained Earnings/(Deficit),
Beginning of Year                        ($3,895)                  ($11,066)

Net Earnings for the Year                 31,296                      7,171

Retained Earnings/(Deficit),
End of Year                              $27,401                    ($3,895)

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31 (in thousands of U.S. dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN CASH RESOURCES

                                          1996                      1995
Cash Provided By (Used In):
Operating Activities
Net Earnings                              $  31,296                 $   7,171

Items Not Involving Cash:
Amortization (note 13)                        2,438                       693
Minority Interest Share in Net Earnings       2,801                       (16)
Loss on Sale of Investments                     637                       198
Gain on Sale of Capital Assets                   (4)                       (7)
Working Capital Provided by Operating
Activities                                   37,168                     8,039
Changes in Working Capital Relating to
Operations (Note 18)                         30,897                     9,637


Financing Activities
  Reduction of Debentures                   (11,085)                  (1,462)
  Increase of Borrowed Funds                 42,189                      220
  Increase of Minority Interest              38,225                      ---
  Increase in Contributed Surplus             2,775                      ---
  Issue of Share Capital                        599                      303
                                             72,703                     (939)

Investing Activities
  Acquisition of Superior                   (66,590)                     ---
  Net Purchase of Marketable  Securities    (11,996)                  (4,147)
  Net Purchase of Capital Assets             (2,459)                  (1,681)
  Other, Net                                    563                      155
                                            (80,482)                  (5,673)

Increase in Cash Resources During the Year   23,118                    3,025

Cash Resources, Beginning of Year            10,613                    7,588

Case Resources, End of Year                 $33,731                  $10,613

Cash Resources are Comprised of:
  Cash                                        4,679                    4,171

  Short-Term Investments                     29,052                    6,442
                                            $33,731                  $10,613

See accompanying Notes to Consolidated Financial Statements

                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  December 31, 1996 and 1995 (in thousands of US dollars)

1.       Organization

Goran Capital Inc. ("Goran" or the "Company") is the parent company of the Goran group of companies. The consolidated financial statements include the accounts of all subsidiary companies of Goran, as follows:

1. Symons International Group, Inc. ("SIG") is a 67% owned subsidiary of Goran. SIG is primarily involved in the sale of nonstandard automobile insurance and crop insurance. Its products are marketed through independent agents and brokers, within a 31 state area, primarily in the Midwest and Southern United States. SIG's subsidiaries are as follows:

GGS Management Holdings, Inc. ("GGSH") - a holding company for the nonstandard automobile operations which includes GGS Management, Inc., Pafco General Insurance Company and the Superior Insurance
Company entities - 52% owned;

GGS Management, Inc. ("GGS") - a management company for the nonstandard automobile operations domiciled in Delaware- 52% owned;

Superior Insurance Company ("Superior") - an insurance company domiciled in Florida - 52% owned;

Superior American Insurance Company ("Superior American") - an insurance company domiciled in Florida - 52% owned;

Superior Guaranty Insurance Company ("Superior Guaranty") - an insurance company domiciled in Florida - 52% owned; and

Pafco General Insurance Company ("Pafco") - an insurance company domiciled in Indiana - 52% owned;

IGF Holdings, Inc. ("IGFH") - a holding company for the crop operations which includes IGF and Hail Plus Corp - 100% owned;

IGF Insurance Company ("IGF") - an insurance company domiciled in Indiana - 100% owned; and

Hail Plus Corp - an Iowa-based premium finance company - 100% owned.

2. Granite Reinsurance Company Ltd. ("Granite Re") - a finite risk reinsurance company based in Barbados. (100% owned)

3. Granite Insurance Company ("Granite") - a Canadian federally licensed insurance company which ceased writing new insurance policies on January 1, 1990. (100% owned)

4. Symons International Group, Inc. of Ft. Lauderdale, Florida ("SIGF") - a Florida based surplus lines insurance agency. (100% owned)

On January 31, 1996, Goran and SIG entered into an agreement with GS Capital Partners II, L.P. ("Goldman Sachs") to create a company, GGSH, to be owned 52% by SIG and 48% by Goldman Sachs. GGSH created
GGS, a management company for the nonstandard automobile operations which includes Pafco and the Superior entities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars)

On April 30, 1996, GGSH acquired the Superior entities through a purchase business combination. The Company's consolidated results of operations for the year ended December 31, 1996 include the results of operations of the Superior entities subsequent to April 30, 1996, the date of the acquisition.

On January 1, 1996, SIG sold its excess and surplus lines insurance operations, SIGF to the Company for book value of $2. Accordingly, no gain or loss was recognized on this transaction in 1996.

2.       Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada ("Canadian GAAP").

a)       Basis of Consolidation

The consolidated financial statements include the accounts of Goran and its subsidiary companies.

All significant intercompany transactions and balances have been eliminated.

b)       Premiums

Premiums are taken into income evenly over the lives of the related policies.

c)       Commissions

Commission expenses and related reinsurance commission recoveries are recorded at the effective date of the respective insurance policy.

d)       Deferred Policy Acquisition Costs

Deferred policy acquisition costs comprise of agents' commissions, premium taxes and certain general expenses which are related directly to the acquisition of premiums. These costs, to the extent that they are considered recoverable, are deferred and amortized over the same period that the related premiums are taken into income.

e)       Outstanding Claims

The reserve for outstanding claims includes estimates for reported unpaid losses and losses incurred but not reported. Reserves are established using case-basis valuations and statistical analysis as claims are reported. Those estimates are subject to the effects of trends in loss severity and frequency. While management believes the reserves are adequate, the provision for losses are necessarily based on estimates and are subject to considerable variability. Changes in the estimated reserves are charged and credited to operations as additional information on the estimated amount of a claim becomes known during the course of its settlement.

The reserve for outstanding claims has been reported on by independent actuaries. The Company's policy regarding the recognition of the time value of money on outstanding claims is as follows:

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  December 31, 1996 and 1995 (in thousands of US dollars)

i)       Direct claims

The reserve includes the recognition of the time value of money on direct claims liabilities. Using an interest rate of 7.5% (1995 - 7.5%) net claims incurred have been increased by $66 (1995 - decreased by $161) and outstanding claims at December 31, 1996 reduced by $1,261 (1995 -
$1,327).

ii)      Assumed claims

The Company has not recognized the time value of money with respect to assumed claims liabilities over which it does not have direct control over the timing of settlement of the liabilities. If the Company had discounted these claims using an interest rate of 7.5% (1995 - 7.5%) net claims incurred would have been increased by $730 (1995 - increased by $1,147 ) and outstanding claims at December 31, 1996 would have been reduced by $1,618 (1995 - $2,348).

f)       Investments

Investments in bonds, mortgages and debentures are carried at amortized cost providing for the amortization of the discount or premium to maturity date. Investments in short-term investments, real estate, and equities are carried at cost. Gains and losses on disposal of investments are taken into income when realized. When there has been a loss in value of an investment that is other than a temporary decline, the investment is written down to recognize the loss.

g)       Capital Assets

Capital assets are recorded at cost, net of accumulated amortization. Amortization is provided at rates sufficient to amortize the costs over the estimated useful lives of the assets.

h)       Foreign Currency Translation

Foreign currency transaction gains and losses are included in the statement
of earnings.   Goran and each of its subsidiaries have been determined to be self-sustaining foreign operations and are translated using the current rate method whereby all assets and liabilities are translated into U.S. dollars at the year end rate of exchange and revenue and expense items are translated at the average rate of exchange for the year. The resulting unrealized translation gain or loss is deferred and shown separately in shareholders' equity. These adjustments are not included in operations until realized through a reduction in the Company's net investment in such operations.

i)       Use of Estimates

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in future as more information becomes known which could impact the amounts reported and disclosed herein.

j)      Comparative Figures

Certain comparative figures have been reclassified to conform to the basis of presentation adopted in 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars)

3.       Corporate Reorganization, Acquisition and Initial Public Offering

In April 1996, Pafco contributed all of the outstanding shares of capital stock of IGF to IGFH, a wholly- owned and newly formed subsidiary of Pafco, and the Board of Directors of IGFH declared an $11,000 distribution to Pafco in the form of cash or $7,500 and a note payable of $3,500 ("Pafco Note"). IGFH borrowed the $7,500 portion of the distribution from a bank ("IGFH Note"). The notes were paid in full from the proceeds of the Offering. Following the distribution, Pafco distributed all of the outstanding common stock of IGFH to SIG. Although SIG believes the plan of reorganization or spin off did not result in gain or loss, no assurance can be given that the Internal Revenue Service will not challenge the transaction.

On January 31, 1996, the Company and SIG entered into an agreement ("Agreement") with Goldman Sachs to create GGSH, to be owned 52% by the Company and 48% owned by the Goldman Sachs. In accordance with the Agreement, on April 30, 1996, the Company contributed certain capital assets and Pafco with a combined book value, determined in accordance with generally accepted accounting principles, of $17,186, to GGSH.
Goldman Sachs contributed $21,200 to GGSH, in accordance with the Agreement. In return for the cash contribution of $21,200, Goldman Sachs received a minority interest share in GGSH at the date of contribution of $18,425, resulting in a $2,775 increase to contributed surplus from the sale of Pafco common stock and certain assets.

In connection with the above transactions, GGSH acquired (the "Acquisition") all of the outstanding shares of common stock of Superior and its wholly-owned subsidiaries, domiciled in Florida, (collectively referred to as "Superior") for cash of $66,550. In conjunction with the Acquisition, the Company's funding was through a senior bank facility of $48,000 in addition to the cash contribution from Goldman Sachs.


Assets Acquired:

Cash and Investments                        $118,665
Accounts Receivable                           34,933
Deferred Policy Acquisition Costs              7,925
Other Assets                                   4,303
Total                                        165,826


Liabilities Assumed:
Outstanding Claims                            44,423
Unearned Premiums                             45,280
Accrued and Other Payables                    10,863
Total                                        100,566

Net Assets Acquired                           65,260

Purchase Price                                66,590

Goodwill                                      $1,330

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars, except per share data)

Goodwill is amortized over a 25-year period on a straight-line basis based upon management's estimate of the expected benefit period.

SIG's results from operations for the year ended December 31, 1996 include the results of Superior subsequent to April 30, 1996.

On November 5, 1996, SIG sold 3,000,000 shares at $12.50 per share in an initial public offering ("IPO") of common stock. An additional 450,000 shares were sold in December 1996 representing the exercise of the overallotment option. SIG generated net proceeds after underwriter's discount and expenses, of $37,969 from the offering, the proceeds of which were used to repay the IGFH and Pafco Notes, repay indebtedness to Goran and Granite Re of approximately $7,500 and pay Goran a dividend of $3,500. The Company used its proceeds to pay off the debentures (see
Note 9).

Assuming that these transactions took place (including the IPO) at January 1, 1995 or at January 1, 1996, the pro-forma effect of these transactions would result in summarized company consolidated statements of operations as follows:

                                  1996                            1995
                                                (unaudited)

Revenues                          $274,837                        $189,233
Net Earnings                      $ 33,487                        $  9,435
Net Earnings Per Common Share     $   6.33                        $   1.88


The pro-forma results are not necessarily indicative of what actually would have occurred if these transactions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results.

As a result of the IPO, the Company effectively disposed of a 33% interest in SIG. The change in the Company's share of SIG's net identifiable assets at the time of the IPO, represented by the Company's 67% proportionate interest in the net IPO proceeds over the 33% proportionate share of the book value of SIG disposed, amounts to a gain of $18,169 and is reported as unusual income.

4.       Reinsurance

a) The Company's insurance subsidiaries follow a policy of underwriting and reinsuring contracts of insurance which limits their liability to a maximum amount on any one claim for nonstandard automobile of $220 (1995 - $220) in Canada, and $250 (1995 - $250) in
the U.S., with the result that unearned premiums and outstanding claims are stated net of reinsurance. The crop division reinsures losses through stop loss in excess of 80% loss ratio for crop hail and 100% loss ratio for MPCI. As the primary insurers, the Company's insurance subsidiaries maintain the principal liability to the policyholder.

b) The effect of reinsurance on the activities of the Group can be summarized as follows:

1996                            Gross        Ceded           Net
Premiums Written                $307,634     $ (87,202)      $220,432
Premiums Earned                  308,650       (94,304)       214,346
Incurred Losses and
Loss Adjustment Expenses         242,992       (91,608)       151,384
Commission Expense                48,601       (44,096)         4,505
(Note 17(b))
Outstanding Claims               127,045       (33,113)        93,932
Unearned Premiums                 91,207       (14,983)        76,224

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars)



1995                            Gross           Ceded           Net
Premiums Written                $151,717        $ (65,357)      $ 86,360
Premiums Earned                  145,366          (69,264)        76,102
Incurred Losses and
Loss Adjustment Expenses         148,001          (93,808)        54,193
Commission Expense                25,069          (25,950)          (881)
(Note 17(b))
Outstanding Claims                87,655          (41,667)        45,988
Unearned Premiums                 33,159           (6,263)        26,896

c) On June 30, 1991 Granite Re assumed an outstanding claims portfolio of $22,630, with loss dates of May 31, 1990 and prior, and received a bond and short-term investment portfolio with a value of $22,546. The December 31, 1996 balances in the claims portfolio and the
investment portfolio are $1,353  (1995 - $3,509) and $1,884   (1995 -
$4,761) respectively.

This portfolio has been deposited with a Canadian trust company to support the liabilities assumed. The invested funds are used to settle claims liabilities as they become due.

5.       Cash and Investments

                           1996                            1995
                 Book Value    Market Value      Book Value    Market Value


Cash             $   4,679     $    4,679        $    4,171    $     4,171

Short-Term
Investments         29,052         29,052             6,442          6,442

Equities            28,075         28,729             6,421          6,069

Bonds and
Debentures         137,812        138,383            27,949         28,080

Mortgages            2,430          2,430             3,583          3,583

Real Estate          4,548          4,548             3,922          3,922

Other Loan
receivable              75             75             1,878          1,878

Total Cash &
Investments       $206,671       $207,896           $54,366        $54,145


a) At December 31, 1996, cash and investments of approximately $41,659 (1995 - $20,510) are on deposit or held in trust by cedents, and to a limited amount regulatory authorities, to secure certain of the outstanding claims of the Company.

b) The Company realized a net gain of $637 (1995 - $198) from the sale of investments during the year, and recorded an unrealized loss of $NIL (1995 - $58) on equities. The carrying value of equities and bonds held at December 31, 1996 includes a provision of $69 (1995 - $357) for investments considered to have a decline in value that is other than temporary. Where market value is not readily determinable, book value is used as an approximation.

c) As part of the sale of a subsidiary in 1990, the Company and its subsidiaries invested in junior subordinated participating debentures of the purchaser maturing on January 1, 1996 equivalent to $2,007 bearing interest at a rate of 10% per annum, and preferred shares of a subsidiary of the purchaser. The debentures and shares were redeemed by the issuer during 1995.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     December 31, 1996 and 1995 (in thousands of US dollars)


6.       Capital Assets


                            1996                              1995
                            Accumulated
                Cost        Amortization     Net              Net


Furniture,      $8,709      $3,921           $4,788           $2,074
Fixtures and
Equipment

Automobiles         70          57               13               15

Total           $8,779      $3,978           $4,801           $2,088


See also Note 13.

7.       Goodwill and Intangible Assets

Included in other assets are intangible assets composed of deferred debt issuance costs of $1,232 (1995 - $155 ) and organizational costs (GGSH) of $1,527 (1995 - $NIL). Deferred debt issuance costs are amortized over the term of the debt (six years). Organizational costs are amortized over five years. Amortization of intangible assets were $510 and $144 in 1996 and 1995, respectively.

Goodwill is composed of $1,330 (1995 - $NIL) arising from the acquisition of Superior. Goodwill is amortized on a straight-line basis over twenty-five years. Amortization of goodwill was $95 and $63 in 1996 and 1995, respectively.

8.       Bank Loans

a) IGF maintained a secured revolving line of credit, bearing interest at prime plus 25 basis points, in the amount of $7,000 at December 31, 1996.

Interest on this line of credit was at the New York prime rate (8.25% at December 31, 1996) plus 0.25% adjusted daily. This line is collateralized by the crop-related uncollected premiums, reinsurance recoverable on paid losses, Federal Crop Insurance Corporation (FCIC) annual settlement and FCIC premium tax recoverables, and a first lien on the real estate owned by IGF. The line requires IGF to maintain its primary banking relationship with the issuing bank, limits dividend payments and capital purchases and requires the maintenance of certain financial ratios. At December 31, 1996, IGF was in compliance with all covenants associated with the line, except the covenant pertaining to certain investments as a percentage of total admitted assets, for which IGF obtained a waiver. The weighted average interest rate on the line of credit was 8.6% and 9.7% during 1996 and 1995, respectively.

At December 31, 1996, IGF had outstanding borrowings in the amount of $NIL (1995 - $5,811).

b) The term debt at GGS, with an outstanding principal balance of $48,000, matures on April 30, 2002, and will be repaid in 11 consecutive semiannual installments, the first of which will occur on the first anniversary of the closing date. The first installment of principal repayments will be $3,128 and $2,886 in 1997, respectively, with the remaining annual

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars, except share data)


installments over the term of the debt to be paid as follows:
1998 - $6,494; 1999 - $7,938; 2000 - $9,742; 2001 - $11,612;
and 2002 - $6,200. Interest on the term debt is payable quarterly at LIBOR plus 2.75%. In 1996, SIG entered into an interest rate swap agreement to protect SIG against interest rate volatility. As a result, SIG fixed its interest rate on the term debt at 8.31% through November 1996, 8.85% through January 1997, 9.08% through April 1997, 9.24% through
July 1997 and 8.80% through October 1999. The term debt is collateralized by a pledge of all of the tangible and intangible assets of GGS, including all of the outstanding shares of capital stock of Pafco and Superior. This term debt is not guaranteed by SIG or Goran.

As of December 31, 1996, GGS was in default of three covenants in the term debt. The commercial bank lenders under the term debt have either amended the agreement to eliminate the default or have agreed in writing such default has been cured. The first covenant required Pafco and Superior to maintain a combined ratio of statutory net premiums written to surplus of 3:1. While there can be no assurance that GGS will have in the future sufficient cash flow after satisfaction of its debt service requirements to permit GGS to infuse sufficient capital into its insurance subsidiaries to permit them to maintain a ratio of net premiums written to surplus not in excess of 3:1, the Company believes that it or GGS will be able either to contribute additional capital to Pafco and Superior or, if necessary, to obtain reinsurance, reduce premium writings or obtain additional financing in order to permit them to satisfy this covenant in future years.

The second covenant violation relates to insufficient funds posted by Granite Re to cover its obligations under reinsurance treaties with Pafco. Granite Re posted sufficient funds early in March 1997 and GGS does not expect future violations of this covenant to occur.

The third covenant violation relates to Superior's risk based capital ratio being less than 3:1 due to growth in premium writings. The commercial bank lenders have amended the agreement to cure this violation.

9.       Debentures

The debentures were paid in full in 1996 from the proceeds of the SIG offering. At December 31, 1996, the Company had secured and unsecured notes in the amount of $11,085.

10.      Capital Stock

The Company's authorized share capital consists of:

First Preferred Shares

An unlimited number of first preferred shares of which none are outstanding at December 31, 1996 (1995 - NIL).

Common Shares

An unlimited number of common shares of which 5,405,820 are outstanding as at December 31, 1996 (1995 - 5,060,229).

During the year, pursuant to the exercise of warrants and options, the Company issued 341,591 (1995 - 141,450) common shares for aggregate consideration in the amount of $599 (1995 - $303).

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars, except share data)

The Company has reserved for issue 709,149 (1995 - 774,035) common shares consisting of:

a) 182,250 (1995 - 337,625) shares issuable on the exercise of warrants for the purchase of common shares at $2.19 per share, issued to former debenture holders; and

b) 526,899 (1995 - 436,410) shares pursuant to the employee incentive share option plan as follows:


       Number of Shares          Exercise Price          Expiry Date

           157,500                    1.15               September 15, 1997

            47,049                    1.81               March 8, 1998

            48,000                    3.83               July 14, 1999

            52,364                    5.29               April 25, 2000

             8,000                    8.03               December 7, 2000

           213,986                   12.05               May 13, 2001

           526,899



c)       On November 1, 1996 SIG adopted the SIG 1996 Stock Option
Plan. The SIG 1996 Stock Option Plan provides authority to grant nonqualified stock options and incentive stock options to officers and key employees of SIG and its subsidiaries and nonqualified stock options to nonemployee directors of SIG and Goran. A total of 1,000,000 shares of common stock have been reserved for issuance under the SIG 1996 Stock
Option Plan. On November 1, 1996, SIG issued 830,000 stock options to the Company's nonemployee directors and certain Goran directors and certain officers, and certain other key employees of SIG and Goran. The options were granted an exercise price equal to the initial public offering price of SIG's common stock. SIG has granted (i) options to purchase
20,000 shares of commons stock to the nonemployee directors of SIG, (ii) options to purchase 791,000 shares of common stock to officers and key employees of SIG and its subsidiaries, (iii) options to purchase 6,000 shares of common stock to certain nonemployee directors of Goran and
(iv) options to purchase 13,000 shares of common stock to certain employees of Goran and its subsidiaries who have provided valuable service or assistance for the benefit of SIG and its subsidiaries. The options granted to the Company's Chairman vest and become exercisable in full of the first anniversary of the grant date. All of the remaining outstanding stock options vest and become exercisable in three equal installments on the first, second and third anniversaries of the date of grant.

GGS Holdings Stock Option Plan. The Board of Directors of GGSH adopted the GGS Management Holdings, Inc. 1996 Stock Option Plan (the
"GGS Stock Option Plan"), effective as of April 30, 1996. Issued and outstanding shares of GGSH's common stock (on a fully diluted basis assuming exercise in full of all options) may be made the subject of options granted under the GGS Stock Option Plan. A total of 111,111 shares of common stock of GGSH have actually been reserved for issuance under the GGS Stock Option Plan, which authorizes the grant of nonqualified and incentive stock options to such officers and other key employees as may be designated by the Board of Directors of GGSH. Stock options of 55,972 were granted in 1996. Stock options granted under the GGS Stock Option
Plan will be exercisable at such times and at such exercise prices as the Board of Directors of GGSH shall determine, but in any event not prior to the earlier of (i) an initial public offering of GGSH, and (ii) a GGSH Sale, as defined, and not later than ten years from the date of the grant. Options granted under the GGS Stock Option Plan vest at a rate of 20% per year for five years after the date of the grant. The exercise price of options granted as of April 30, 1996 is, with respect to 50% of the shares subject to each such option, $44.17 per share. The exercise price per share for the remaining 50% is $44.17, subject to a compound annual increase in the exercise price of 10% over the five year vesting period. The exercise price of any options granted under the GGS Stock Option Plan after

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars)

April 30, 1996, will be subject to a similar formula, with 50% of the shares subject to any such option having an exercise price of $44.17 and the other 50% having an exercise price which increases on each anniversary of the date of the grant over the five year vesting period. No option granted under the GGS Stock Option Plan is transferable by the option holder other than by the laws of descent and distribution. Shares received upon exercise of such an option are not transferable except as provided in the Stockholders Agreement among the Company and Goldman Sachs.

11.      Shareholders' Equity

Shareholders' equity is comprised of the following components:

                                       1996                       1995

Capital Stock                          $17,416                    $16,875
Contributed Surplus                      2,775                        ---
Retained Earnings (Deficit)             27,401                     (3,895)
Cumulative Translation
Adjustment                                (334)                      (358)

Shareholders' Equity                   $47,258                    $12,622


12.      Income Taxes

The provision for (recovery of) income taxes is analyzed as follows:

                                         1996                       1995


Consolidated Net Earnings Before
Income Taxes                             $39,423                    $9,668
Income Taxes at Canadian
Statutory Rates                           17,480                     4,287
Effect on Taxes Resulting From:
  Tax Exempt Income                       (1,078)                   (1,571)
  US Statutory Rate Differential          (1,339)                     (750)
  Application of Losses Carried
   Forward and Reserves                   (6,042)                     (399)
Non-taxable portion of Gain               (2,014)                      ---
Operating Loss for Which No
Current Income Tax Benefit is
Recognized                                 1,023                       785
Deferred Income Taxes                         73                       145
Other, Net                                    24                       ---
                                          $8,127                    $2,497


At December 31, 1996, the Company's Canadian subsidiary had reserves, unclaimed for income tax purposes, of $1,027 (1995 - $2,161). In addition, the Company and its consolidated subsidiaries have operating loss carry forwards of approximately $12,591 for tax purposes which expire primarily after 1996. The Company also has net capital losses carried forward of approximately $8,097 which can be applied to reduce income taxes on any future taxable capital gains. The potential tax benefit of the reserves and losses carried forward have been recorded in these financial statements to the extent of the tax benefit of $6,042 realized as a reduction of deferred tax liability that would otherwise have been incurred on the unusual income.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     December 31, 1996 and 1995 (in thousands of US dollars)

13.      Amortization

The Company recorded amortization for the year as follows:

                                         1996                        1995

Amortization of:
    Goodwill                             $    95                     $  63
    Capital Assets                         1,811                       483
    Investments                               22                         3
    Other Assets                             510                       144
                                          $2,438                      $693

14.      Related Party Transactions

a) In 1989, the Company wrote off a loan of $5,135 owed by a subsidiary of Symons International Group Ltd. ("SIGL"). SIGL, the majority shareholder of Goran, guaranteed this loan and pledged 1.2 million escrowed common shares of Goran (the "escrowed shares") as security for the loan. During 1994 SIGL entered into agreements with Goran whereby as consideration for the release of 766,600 of the escrowed shares, SIGL repaid $1,465 of the loan. The balance due to Goran of $3,670 continues to be guaranteed by SIGL and is secured by the 433,400 remaining escrowed shares.

b) Included in other receivables are $595 (1995 - $563) due from certain shareholders and directors which relate to the purchase of common shares of the Company. Approximately half of the amounts due bear interest and are subject to principal repayment schedules. The Company also provided, indirectly, an officer with a second mortgage on a residence in the amount of $278 which bears interest at 7% (1995 - $278) which was repaid in full in February 1997.

15.      Contingent Liabilities and Commitments

a) The Company, and its subsidiaries, are named as defendants in various lawsuits relating to their business. Legal actions arise from claims made under insurance policies issued by the subsidiaries. These actions were considered by the Company in establishing its loss reserves. The Company believes that the ultimate disposition of these lawsuits will not materially affect the Company's operations or financial position.

b) IGF is responsible for the administration of a run-off book of business. The Federal Crop Insurance Corporation ("FCIC") has requested that IGF take responsibility for the claim liabilities under its administration of these policies and IGF has requested reimbursement of certain expenses from the FCIC with respect to this run-off activity. It is the Company's opinion, and that of its legal counsel, that there is no liability on the part of the Company for claim liabilities of other companies under IGF's administration.

c) SIG received a commitment from a commercial bank which provided funds to certain executives and a director of SIG to purchase 69,500 shares in the Directed Share Program in SIG's Offering. SIG agreed to guarantee 100% of the aggregate principal amount, including unpaid accrued interest, extended by the commercial bank under this commitment. The amount of SIG's guarantee under this commitment is approximately $869.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars)


d) IGF has entered into a purchase agreement to acquire an office building in Des Moines, Iowa, to be used as its crop insurance division home office. The purchase price was $2.6 million, of which $2.4 million was escrowed on February 1, 1997. The terms include a floating closing date whereby the transaction will close on the earlier of February 1, 1998 or thirty days after the closing of IGF's currently occupied home office building, also located in Des Moines. The purchase of the new building is not contingent on the sale of the current building.

16.      Segmented Information


1996             Canada      United States    United States  Other Foreign  Eliminations  Consolidated
                             Crop             Nonstandard
                                              Auto
Gross Written
Premiums         $  ---      $110,059         $195,440       $12,753        ($10,618)     $307,634

Net Premiums
Earned           $   98      $ 23,013         $168,746       $22,685        $      0      $214,346

Segmented
Operating
Profit           $  983      $ 12,141         $ 58,159       $ 9,813        $ (1,728)     $ 79,368

General
Expenses          3,149         2,110           52,312         7,382          (1,513)       63,440


Minority
Interest           ---           ---             2,801          ----              ---        2,801

Unusual Income   18,169          ---               ---          ----              ---       18,169

Net Earnings    $16,003      $10,031          $  3,046       $  2,431       $   (215)      $31,296

Identifiable
Assets          $ 5,784      $72,916          $267,253       $ 45,197       $ (9,808)     $381,342

1995            Canada       United States    United States   Other Foreign Eliminations  Consolidated
                             Crop             Nonstandard
                                              Auto
Gross Written
Premiums        $  ---       $ 67,828         $ 54,260        $34,837       ($ 5,208)     $151,717

Net Premiums
Earned          $  (84)      $ 11,608         $ 38,034        $26,544        $    ---     $ 76,102

Segmented
Operating
Profit          $ 1,900      $    447         $ 13,910        $12,898        $ (1,374)    $ 27,781

General
Expenses          3,746        (7,122)          15,934          9,356          (1,304)      20,610

Net Earnings
(Loss)           (1,846)        7,569         $ (2,204)      $  3,542        $    (70)    $  7,171

Identifiable
Assets          $ 6,884       $59,733         $ 47,372       $ 55,921        $ (9,094)    $160,816

The Canadian results are comprised of the operations of Goran as an entity which incurred a loss of $2,084 (1995 - loss of $1,472), the run-off insurance activities of Granite which incurred a loss of $82 (1995 - loss of $374) and the gain of $18,169 (1995-$NIL) resulting from the SIG IPO.

Segmented operating profit is composed of premiums earned, plus investment and other income net of claims incurred.

                                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                    December 31, 1996 and 1995 (in thousands of US dollars)


General expenses are composed of commissions and operating expenses, interest and income taxes.

The United States results are comprised of the consolidated operations of SIG and SIGF

Other foreign results are comprised of the operations of Granite Re.

See also Note 1.

17.      Regulatory Matters

a) Goran's insurance subsidiaries are subject to certain requirements and restrictions in accordance with the regulations of their respective jurisdictions. Statutory regulations require that the subsidiaries maintain a minimum amount of capital to support outstanding insurance in force and new premium writing. This requirement and other regulations in the respective jurisdictions, restricts the amount of dividends payable in any year by the subsidiaries to the parent. The statutory surplus of the Company's active insurance subsidiaries at December 31, 1996 amounted to $120,229 (1995 - $34,436).

Subsequent to Board of Directors and regulatory approval, IGF declared and paid in December, 1995 an extraordinary dividend to Pafco in the amount of $2,000 on the convertible preferred stock owned by Pafco. In December, 1995, upon Board of Directors and regulatory approval, Pafco declared and paid to SIG a $1,500 dividend on the common stock owned by SIG.

b) Superior, Pafco and IGF, domiciled in Florida and Indiana, prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance ("IDOI") or the Florida Department of Insurance ("FDOI"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

IGF received written approval from IDOI to reflect its business transacted with the FCIC as a 100% cession with any net underwriting results recognized in ceding commissions for statutory accounting purposes, which differs from prescribed statutory accounting practices. As of December 31, 1996, that permitted practice had no effect on statutory surplus or net earnings.

The net underwriting results, included in commissions and operating expenses, for the years ended December 31, 1996 and 1995 were a gain of $12,277 and $9,653, respectively.

18.      Changes in Working Capital Relating to Operations

                                        1996                     1995

Increase in Accounts Receivable         $(19,448)                $(6,252)

Decrease (Increase) in Reinsurance
Recoverable on Outstanding Claims          8,464                 (25,930)

Decrease (Increase) in Prepaid
Reinsurance Premiums                      (8,785)                    916

Decrease (Increase) in Deferred
Policy Acquisition Costs                   1,649                  (3,058)

Decrease in Deferred Income Taxes             73                     147

Increase in Other Assets                  (2,433)                   (470)

Increase (Decrease) in Accounts Payable    5,576                  (2,291)

Increase (Decrease) in Outstanding Claims (4,545)                 29,289

Increase in Unearned Premiums             13,178                   9,247

                                         $(6,271)                 $1,598

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars)



19. Reconciliation of Canadian GAAP and United States Generally Accepted Accounting Principles ("U.S. GAAP") and Additional
Information

The consolidated financial statements are prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP are described below:

(a)      Earnings and retained earnings

                                         1996                        1995

Net Earnings in Accordance
with Canadian GAAP                       $31,296                     $7,171

Add Effect of Difference in
Accounting for:

Deferred Income Taxes (see
Note (d))                                    (64)                      (344)

Outstanding Claims (see Note (e))             62                       (161)

Net Earnings in Accordance with
US GAAP                                  $31,294                     $6,666


Applying U.S. GAAP, deferred income tax assets would be increased by $1,357 and $1,466, outstanding claims would be increased by $1,261 and $1,327, and cumulative translation adjustment would be increased by $41 and $36 as at December 31, 1996 and 1995, respectively. As a result of these adjustments, retained earnings would be increased by $96 and $139 as at December 31, 1996 and 1995, respectively. The effect of the above noted differences on other individual balance sheet items and on working capital is not significant.

(b)      Earnings per share

Earnings per share, as determined in accordance with U.S. GAAP are set out below. Primary earnings per share are computed based on the weighted average number of common shares outstanding during the year plus common share equivalents consisting of stock options and warrants. Primary and fully diluted earnings per share are calculated using the Treasury Stock method and assume conversion of securities when the result is dilutive.

The following average number of shares were used for the compilation of primary and fully diluted earnings per share:

                                     1996                      1995

Primary                              5,724,476                 5,567,644

Fully Diluted                        5,724,476                 5,567,644


Earnings per share, as determined in accordance with U.S. GAAP, are as follows:

                                      1996                        1995

Primary Earnings Per Share            $5.47                       $1.20

Fully Diluted Earnings Per Share      $5.47                       $1.20

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  December 31, 1996 and 1995 (in thousands of US dollars)

(c)      Supplemental cash flow information

Cash paid for interest and income taxes is summarized as follows:

                                           1996                       1995


Cash Paid for Interest                     $4,005                     $1,548

Cash Paid for Income Taxes,
Net of Refunds                             $9,825                     $1,953


(d)      Income taxes

The difference in accounting for deferred income taxes reflects the adoption for U.S. GAAP, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." This standard requires an asset and liability approach that takes into account changes in tax rates when valuing the deferred tax amounts to be reported in the balance sheet.

Deferred tax assets recognized under Canadian GAAP, which require realization beyond a reasonable doubt in order to record the assets, amounted to $NIL and $73 at December 31, 1996 and 1995, respectively, and pertained to Canadian operations only.

The adoption of SFAS No. 109 results in additional deferred tax assets recognized for deductible temporary differences and loss carry-forwards in the amount of $3,531 and $2,581 net of valuation allowances of $NIL and $69 and deferred tax liabilities recognized for taxable temporary differences in the amount of $2,174 and $1,114 at December 31, 1996 and 1995, respectively.

(e)      Outstanding claims

The difference in accounting for outstanding claims reflects the application for U.S. GAAP of SEC Staff Accounting Bulletin No. 62, "Discounting by Property/Casualty Insurance Companies". This standard does not allow discounting of unpaid claim liabilities by public companies, except in specific circumstances that are not applicable to the Company.

(f)      Receivables from sale of capital stock

The SEC Staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock should be presented as deductions from shareholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP, shareholders' equity would be reduced by $595 and $563 as at December 31, 1996 and 1995, respectively, to reflect the loans due from certain shareholders which relate to the purchase of common shares of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996 and 1995 (in thousands of US dollars)


(g)      Unrealized loss on investments

U.S. GAAP require that unrealized losses on investment portfolios be included as a component in determining shareholders' equity. In addition, SFAS No. 115 permits prospective recognition of unrealized gains on investment portfolios for year-ends commencing after December 15, 1993.
As a result, shareholders' equity would be increased by $1,225 and reduced by $221 as at December 31, 1996 and 1995, respectively. As the Company classifies its debt and equity securities as available for sale, the adoption of SFAS No. 115 in 1994 has no effect on net earnings.

(h)      Changes in shareholders' equity

A reconciliation of shareholders' equity from Canadian GAAP to U.S. GAAP is as follows:


                                           1996                      1995

Shareholders' Equity in
Accordance with Canadian GAAP              $47,258                   $12,622

Add (Deduct) Effect of Difference
in Accounting For:

Deferred Income Taxes (See Note (a))         1,357                     1,466

Outstanding Claims (See Note (a))           (1,261)                   (1,327)

Receivables From Sale of
Capital Stock (See note (f))                  (595)                     (563)

Unrealized Gain (Loss) on
Investments (See Note (g))                  $1,225                     $(221)

Shareholders' Equity in Accordance
with U.S. GAAP                             $47,984                   $11,977

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report which are not historical facts, including but not limited to, statements concerning (i) the impact of federal and state laws and regulations on the Company's business and results of operations, (ii) the competitive advantage afforded to the Company's crop insurance operations by approaches adopted by management in the areas of information, technology, claims handling and underwriting, (iii) the sufficiency of the Company's cash flow to meet the operating expenses, debt service obligations and capital needs of the Company and its subsidiaries, and (iv) the impact of declining MPCI Buy-up Expense Reimbursements on the Company's results of operations, are forward-looking statements. The company desires to take advantage of the "safe harbor" afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. Such cautionary statements which discuss certain risks associated with the Company's business including the variability of the results of operations of the Company's crop insurance business as a result of weather and natural perils, the highly competitive nature of both the Company's crop insurance and nonstandard automobile insurance business and the effects of state and federal regulation, the capital intensive nature of the property and casualty business and potential limitations on the ability of the Company to raise additional capital set forth under the heading "Forward-Looking Statements -- Safe Harbor Provisions" in Item 1 - Business in the Company's Annual Report on Form 10-K for the Year Ended December 31, 1996.

MANAGEMENT RESPONSIBILITY

Management recognizes its responsibility for conducting the Company's affairs in the best interests of all its shareholders. The consolidated financial statements and related information in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles which involve the use of judgement and estimates in applying the accounting principles selected. Other financial information in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains systems of internal controls which are designed to provide reasonable assurance that accounting records are reliable and to safe-guard the Compnay's assets. The independent accounting firm of Coopers & Lybrand L.L.P. has audited and reported on the Company's financial statements. Their opinion is based upon audits conducted by them in accordance that the consolidated financial statements are free of material misstatements.

The Audit Committee of the Board of Directors, the members of which include outside directors, meets with the independent external auditors and management representative to review the internal accounting controls, the consolidated financial statements and other financial reporting matters. In addition to having unrestricted access to the books and records of the Company, the independent external auditors also have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors.

Alan G. Symons
Chief Executive Officer



/s/ Gary P. Hutchraft
Gary P. Hutchraft
Vice Presidnet and Chief Financial Officer

March 21, 1997

AUDITORS' REPORT


To the Shareholders of
Goran Capital Inc.


[Large Goran Logo]

We have audited the consolidated balance sheets of Goran Capital Inc. as at December 31, 1996 and 1995 and the consolidated statements of earnings, retained earnings (deficit) and changes in cash resources for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on lity is to express an opinion onadoption for U.S. GAAP, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." This standard requires an asset and liability approach that takes into account changes in tax rates when valuing the deferred tax amounts to be reported in the balance sheet.

Deferred tax assets recognized under Canadian GAAP, which require realization beyond a reasonable doubt in order to record the assets, amounted to $NIL and $73 at December 31, 1996 and 1995, respectively, and pertained to Canadian operations only.

The adoption of SFAS No. 109 results in additional deferred tax assets recognized for deductible temporary differences and loss carry-forwards in the amount of $3,531 and $2,581 net of valuation allowances of $NIL and ion for the years then ended in accordance with generally accepted accounting principles.





Toronto, Ontario
March 21, 1997               Chartered Accountants

MARKET INFORMATION

The Company's common shares began trading on the Toronto Stock
Exchange under the symbol "GNC" in 1986. The Company's common shares began trading on the NASDAQ National Market under the symbol "GNCNF" on November 8, 1994.

As of December 31, 1996 there were approximately 105 Common shareholders of record, including many brokers holding shares for the individual clients. The number of individual shareholders on the same date is estimated at 900. The number of common shares outstanding on December 31, 1996 totaled 5,405,820. Information relating to the common shares is available through the NASDAQ National Market system and the Toronto Stock Exchange. The following table sets forth the high and low closing sale prices for the common shares for each quarter of 1995 and 1996.


Toronto Stock Exchange               1996                    1995

Quarter Ended                 High            Low     High            Low
March 31                      14.02            8.76   6.19            4.92
June 30                       14.05           10.59   6.10            5.37
September 30                  19.35           11.32   7.10            6.10
December 31                   20.26           16.79   8.74            7.47


NASDAQ                               1996                    1995
Quarter Ended                 High            Low     High            Low
March 31                      13.125           8.625  6.250           3.800
June 30                       13.125          10.750  6.125           5.125
September 30                  19.375          11.125  7.125           5.250
December 31                   22.000          17.000  8.750           6.625


Dividend Policy

Since 1988, the Company has not paid a dividend on its stock. The Company has no present intention to pay dividends on its common stock.

Directors
G. Gordon Symons
Hamilton, Bermuda
Chairman of the Board
Goran Capital Inc.

J. Ross Schofield
Toronto, Ontario
President
Schofield Insurance Brokers

David B. Shapira
Toronto, Ontario
President
Medbers Limited

Douglas H. Symons
Indianapolis, Indiana
Vice President and Chief Operating Officer

*James G. Torrance, Q.C.
Toronto, Ontario
Partner Emeritus
Smith, Lyons, Barristers & Solicitors

*John K. McKeating
Toronto, Ontario
Partner
Vision 2120, Inc.

*Alan G. Symons
Toronto, Ontario
President and Chief Executive Officer
Goran Capital Inc.

*Members of Audit Committee

Officers
G. Gordon Symons
Chairman of the Board

Alan G. Symons
President and Chief Executive Officer

Douglas H. Symons
Vice-President and
Chief Operating Officer

Gary P. Hutchcraft, C.P.A.
Vice President and Chief Financial Officer

David L. Bates, J.D., C.P.A.
Vice President and General Counsel

Professionals and Agents

Actuaries
Tillinghast
Philadelphia, Pennsylvania

J.S. Cheng & Partners Inc.
Toronto, Ontario

Trustee and Registrar
Montreal Trust Company of Canada
Toronto, Ontario

Auditors
Schwartz Levitsky Feldman
Chartered Accountants
Toronto, Ontario

Coopers and Lybrand, L.L.P.
Indianapolis, Indiana

Managers - Granite Reinsurance Company Ltd.

Atlantic Security Ltd.
Hamilton, Bermuda

Subsidiaries and Branch Offices

Head Office Canada
Goran Capital Inc.
181 University Avenue
Box 11, Ste 1101
Toronto, Ontario
Canada M5H 3M7
Tel: 416-594-1155
Fax: 416-594-0711

Head Office U.S.
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, IN 46205
Tel: 317-259-6400
Fax: 317-259-6395

Shareholder Information

Stock Exchange Listings
The common shares are listed on The Toronto Stock Exchange (GNC) and on NASDAQ (GNCNF).

Annual Meeting
The Annual Meeting of Shareholders will be held on May 21,
1997 at 181 University Avenue, Ste 1101, Toronto, Ontario.

Shareholder Inquiries
Inquiries should be directed to:
Alan G. Symons
President and Chief Executive Officer
Goran Capital Inc.
Tel: 416-594-1155 (Canada)
     317-259-6302 (U.S.)

Subsidiaries and Branches

Granite Insurance Company
181 University Avenue,
Box 11, Ste 1101
Toronto, Ontario Canada M5H 3M7
Tel: 416-594-1155
Fax: 416-594-0711

Symons International Group, Inc.
4720 Kingsway Drive
Indianapolis, IN 46205
Tel: 317-259-6300
Fax: 317-259-6395

Pafco General Insurance Company
4720 Kingsway Drive
Indianapolis, Indiana 46205
Tel:   317-259-6300
Fax:  317-259-6395

Symons International Group, Inc.
(Florida)
5900 North Andrews Drive
Suite 800
Fort Lauderdale, Florida 33309
Tel:   954-772-5061
Fax:  954-772-9873

Superior Insurance Company
280 Interstate North Circle N.W.
Atlanta, Georgia
Tel:   770-952-4885
Fax: 770-9567504

Superior Insurance Company
3030 N. Rocky Point Drive, Ste 770
Tampa, Florida 33607
Tel: 813-281-2444
Fax: 813-281-8036

Superior Insurance Company
1745 W. Orangewood Road
Orange, CA 92868
Tel: 714-978-6811
Fax: 714-978-0353

IGF Insurance Company
2882 106th Street
Des Moines, Iowa 50322
Tel: 515-276-2766
Fax: 515-276-8305

IGF North
208 S. Main
Stanley, North Dakota 58784
Tel: 701-628-3536
Fax: 701-628-3537

IGF South
101 Business Park Drive
Jackson, Mississippi
Tel: 601-957-9780
Fax: 601-957-9793

IGF East
4720 Kingsway Drive
Indianapolis, IN 46205
Tel: 317-253-9998
Fax: 317-253-9870

IGF West
407 Campus Drive
Garden City, Kansas 67846
Tel: 316-276-4111
Fax: 316-275-6453

IGF California
1750 Bullard Avenue, Ste 106
Fresno, CA 93710
Tel: 209-432-0196
Fax: 209-432-0294

Granite Reinsurance Company Ltd.
Bishop's Court Hill
St. Michael, Barbados, W.I.
(Managers: Atlantic Security Ltd.)
Tel:  441-295-5425
Fax:  441-295-5444

[Goran logo]

GORAN CAPITAL  INC.
181 Unviersity Avenue                4720 Kingsway Drive
Box 11, Suite 1101                   Indianapolis, Indiana
Toronto, Ontario                     46205
Canada  M5H 3M7

Telephone 416-594-1155               Tel:  317-259-6400
Fax  416-594-0711                    Fax:  317-259-6395