Form 10-K, Exhibit 13
period 1996-12-31
GORAN CAPITAL INC
filed 1997-04-01
CIK 925600

Chairman's Letter


We've been around for 32 years in Canada and the U.S. I'd like to tell you about some of the significant milestones we have passed.

December 31, 1976, ended our twelfth year since the inception of the originating company in our group. We concluded that year by writing
$20 million of gross premiums and had a profit of $600,000, record figures for our company, which, at the time, had offices in four locations; Vancouver, Toronto, Montreal and Fort Lauderdale. As exciting as the year was, it was of consequence to only a small group of people, for we were a "private" company at the time, with a staff of forty.

In 1978 we formed Symons General Insurance Company and followed that with the acquisition of Pafco Insurance Company in 1983. In less than three years we took Pafco Financial Holdings "public" on the Toronto
Stock Exchange, with a market valuation of twenty times the net price we paid for the underlying company, Pafco Insurance Company Ltd.
In 1985 we acquired the Ontario General Insurance Company which we later sold to take advantage of certain financial aspects in the company.
In 1987 we began focusing on our development in the United States.
We purchased the "desirable" business of a company in Indianapolis which specialized, as did Pafco Insurance Company of Canada, in the writing of non-standard automobile insurance. To underwrite this and other business, we licensed Pafco General Insurance Company of Indiana and then expanded its operations to other states, obtaining licensing where it was advantageous to do so.

In June of 1990, in a move to strengthen our Untied States operations, we sold The Canadian Pafco Insurance Company and the Canadian book of insurance business in Granite Insurance Company, formerly Symons General Insurance Company. Concurrently we formed Granite Reinsurance Company of Barbados to provide a finite reinsurance facility.

Granite Reinsurance concluded 1995 with a gross premium income of $47,810,000 and a profit of $4,862,000 for the year. Originally established with a paid in capital of $125,000 and a contribution of $700,000 to surplus from Granite Insurance Company. Granite Re ended

1995 with a net worth of $18,087,000, which, apart from the contributions to capital noted above, was self funded from the operations of the company.
In November of 1990,  we acquired IGF  Insurance  Company of Des
Moines, a crop insurer, for $6.1 million and have seen it develop to such an extent that we were recently offered in excess of 6 times our original acquisition price. This was declined by the Board of Directors because it was considered to be inadequate as there are better means of capitalizing its growth potential.

As you will read in this report, IGF increased its profits substantially in 1995 and doubled its gross revenues to $93,087,147 (U.S.). For the first quarter of 1996 we have seen this pattern of growth continue and, with the recently enacted 1996 Farm Bill signed by President Clinton on April 5, 1996, we expect this growth to accelerate.

This asset, IGF, has become increasingly important to our Group, not only for the extraordinary growth of its income, but for the increasingly profitable nature of that income.

A major business transaction was initiated on January 31, 1996, which may well prove to be the most outstanding thing we have done to date. We formed a partnership arrangement with Goldman Sachs Capital Partners II, an affiliate of Goldman Sachs & Co., the highly regarded U.S. investment house, creating GGS Management Holdings, Inc. This new company will become a major player in the non-standard auto insurance business in the United States. The Company entered into an agreement to acquire the Superior American Insurance Company, Superior Guaranty Insurance Company and another corporation known as Standard Plan, Inc. We merged our Pafco General Insurance Company to GGS Management. (No, the initials aren't mine, they represent Goran, Goldman Sachs.)

Superior writes in excess of $100 million in non-standard auto insurance, which, along with similar business underwritten by Pafco General Insurance Company of approximately $49 million, will make the new entity the 13th largest writer of non-standard auto insurance in the U.S. This segment of the insurance business exceeded $15 billion of premium nationwide in 1995.

The acquisition of Superior, et. al. was at a very attractive price of 5% over GAAP book value, approximately $67 million. As a comparison to this, the sale of our Canadian business in June of 1990 has approximated 200% over GAAP book value, albeit over a period of five years.

Oh yes, we now operate in 13 locations throughout Canada, the U.S., Barbados and Bermuda. It has been a fabulous year for the Company and I can't wait to conclude a report on the activities for 1996. They could be even more outstanding. As an example of our anticipated growth, we have set as a target for 1996 to double gross sales of our products. This would require that we exceed $400 million of business, a large step towards the stated aim of Goran's President to reach annual sales of $500 million by the year 2000.

No company can succeed without a great deal of effort. We are no exception and it would be less than fitting if I didn't mention that a lot of hard work and long hours go into our results. We have progressed to such a degree that I would have to fill most of a page if I were to single out those who have made


sacrifices of their time to the improvement and development of the company. In fact, I would probably have to include the names of all of our more than 400 employees.

During the year, we extended the Board of Goran to include Jim Torrance Q.C., a former Director who again agreed to serve with the company, and John McKeating, a new appointee. This brought the complement of the Board back to where it should be, with more outside Directors than "insiders", a desirable position for a public company.

We have had extensive meetings throughout the year, not unusual considering the many activities of our group. The Board has given unstinting assistance to me and I wish to thank them and praise them for their considered and practical deliberations and advice.

/s/ G. Gordon Symons
G. Gordon Symons
Chairman of the Board
April 16, 1996


==============================================================

"Safe Harbor"  Statement under the Private  Securities  Litigation Reform
Act of 1995: The statements contained in this letter are forward looking statements that involve risks and uncertainties, including, but not limited to, product demand and market acceptance risks, the effect of economic conditions, the impact of competitive products and pricing, product develop-ment, the results of financial efforts, acquisitions completed or attempted, the effect of the Company's accounting policies, and other risks detailed in the Company's Securities and Exchange Commission filings.

=============================================================

ITEM 7: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management Discussion and Analysis of Financial Conditions and Results of Operations for Superior Insurance Company and its Subsidiaries, Superior American Insurance Company, Superior Guaranty Insurance Company, and Standard Plan.

Superior Insurance Company and its subsidiaries were purchased by GGS Management Company, a joint venture of SIG Inc. (52%) and Goldman Sachs Investment Fund (48%) on April 30, 1996.

The following is a brief summary of the results of operations of Superior and its subsidiaries. In 1995, the company's gross premiums written decreased to $94,755,672 from $112,891,444 in 1994 and $115,674,036 in 1993.
The decrease in premium in 1995 resulted from the withdrawal from several unprofitable territories including Texas. The Company reorganized following a poor year in 1994, and returned to profit in 1995. The results from 1993 to 1994 showed a slight reduction of approximately $3,000,000 of premiums mainly due to a very competitive market.

Net Premiums Written

The net premiums written are not materially different from gross premiums written in any years, as the company does not reinsure proportional coverage. The Company only buys excess of loss reinsurance protection.

Net Premiums Earned

Net premiums earned in 1995 were $97,614,483 compared with $112,822,969 in 1994 and $118,100,000 in 1993. When a company's volume reduces, the earned premium is slightly greater than the written premium, and the opposite is true when a company is growing.

Net Investment Income

Investment income in 1995 was $8,406,613 compared with $6,632,374 in 1994. The increase in investment income principally was from realized gains on its investment portfolio as a result of a positive bond market at December 1995. The investment income in 1994 of $6,632,374 compares with $11,728,516 in 1993. The significant reduction was a result of substantially reduced assets through dividends to its parent company in 1993 and 1994 (collectively of approximately $21,000,000). In addition, as the loss ratio increased in 1994, the available cash for investment reduced substantially and interest rates reduced between 1993 and 1994, thus reducing the overall investment yields.

Other Income

Other income increased in 1995 to $2,325,628 up from $1,321,419 in 1994. This compares with $4,731,990 in 1993. The distinct changes in the year-to-year Other Income is affected by writeoffs of bad debts on premiums outstanding, which were substantial in 1994, billing fee income which was affected by a ruling in the state of Florida in 1994 and a reduction in premiums in 1995. Other income is principally billing fee income which usually represents between 3 1/2% and 4% of gross written premiums. So, other income follows the premium volume plus with minus bad debt recovery writeoff.

Combined Loss Ratios

The determination of profitability of property and liability insurance companies is best determined by its combined loss ratio. This is a ratio of the net premiums earned as a ratio of all claims and operating expenses. The combined loss ratio in 1995 for the Company was 107.6%. This compared with 116.3% for 1994. The dramatic improvement was a direct result of reducing expenses, closure of 6 regional offices, improvement in insurance rates and product distribution and the withdrawal from unprofitable Texas, the increase in rates and dual products in Florida, and continued emphasis in building business in the profitable state of California, brought the loss ratio from 77.3% in 1994 down to 68.1% in 1995. The 1993 combined ratio was 103.4%. This ballooned to 116.3% in 1994 as a result of the expense ratios dramatically increasing due to additional offices, increased cost of telephones, computers and payroll. The loss ratio ballooned to 77.3% in 1994 compared to 67% in 1993 as a direct result of bad faith claims, which were not protected by reinsurance then (these are now protected). The increase in loss ratio was also contributed to by the lack of new rate increases in its prime terri-tories, increased claims and generally, an overall inability to control the claims department during the period until June 1995 when Superior hired a new senior claims executive.

Net Income

The net income after tax for Superior, was $4,100,000 for 1995. This compares with a loss of $4,500,000 for 1994. The improvement in 1995, as mentioned earlier, is a result of reduction in expenses and a reduction in loss ratio. The loss of $4.5M in 1994 compares with a profit of $11,000,000 in 1993. The cause of this loss was explained in the previous paragraph. Included in the change in profit, was a reduction in investment income from $11,700,000 to $6,600,000 from 1993 to 1994.

Liquidity and Capital Resources

The capital surplus of Superior has been greater than is necessary for non standard automobile. Insurance companies. The Company has operated at less than 3:1 premium writing to capital and surplus. In 1995, the statutory capital and surplus was $49,276,000 compared to net premiums of $94,800,000 a ratio of 1.92 of premiums to 1 of surplus. The assets of the Company are invested conservatively in liquid bonds and a limited amount of equities. The surplus of the Company changed from 1995 when an additional $5,699,473 was added to the surplus through earnings, compared to a reduction in surplus in 1994 of $13,078,722. Through dividend and losses, $12,000,000 of this reduction in surplus was a dividend to the parent company. This compares to an addition to surplus in 1993 of $389,925 after giving effect to a $10,000,000 dividend to the parent company in 1993. The parent company of Superior has dividends of $42,000,000 through the period of 1991 to 1994. The Company has available for dividend for the 1995 year, earned surplus in excess of $5,000,000.

Summary

Superior is a non standard automobile operation, operating principally from offices located in Tampa, Florida, Anaheim, California, and Atlanta, Georgia. It also writes business in Virginia, Ohio, and Texas and a smaller amount in other states. The Company writes non standard automobile, with limits and driver classes similar to Pafco operations. The location of business fits well with Pafco's with no duplication of states.

Financial Condition and
Results of Operations


Results of Operations
--------------------------------------------------------------------------------
Once again, Goran's gross premium and net income reached record levels in 1995. The Company's 1995 gross premium written increased to $208,216,310 from $173,413,709 in 1994. More than half of the increase in premium in 1995 over 1994 resulted from growth in the crop insurance business, gross premium written grew $18.9 million in 1995 as compared to 1994, with premium growth coming from both the multi peril and the hail business. The crop premium volume in 1995 of $93.3 million recognized a gain in U.S. government subsidies of $28.2 million compared to $16.3 million of subsidies in 1994 included in a total crop premium of $74.4 million for 1994. Gross written premiums for 1994 was restated to include the subsidy of $16.3 million on a basis consistent with that of 1995. All other lines of business experienced gross written premium increases from 1994 to 1995 as follows: finite reinsurance premiums increased by $8.1 million to $40.7 million, nonstandard automobile premiums increased by $5.1 million to $67.3 million and surplus lines premiums increased by $2.7 million to $7.0 million.

In 1995, net premiums written (gross written less reinsurance to government FCIC program and third party reinsurers) increased by 48.3% from $79.9 million in 1994 to $118.5 million in 1995. This increase resulted from higher premium volumes on a gross basis as described above, combined with a reduced dependence on quota share reinsurance in both the nonstandard automobile lines (reduced from approximately 38% in 1994 to 25% in 1995) and on hail reinsurance. The quota share reinsurance that was placed with third party reinsurers in 1994 was taken over internally for 1995.

In 1995, the Groups net premiums earned grew to $104.4 million from $75.0 million in 1994. The earning of premium follows the term of the respective policies, net premiums earned trails net premiums written. For example, in a growing book of business, net premiums earned will also grow but will lag behind the written premium.

In 1995, investment income grew to $4.8 million from $4.6 million in 1994, an increase of approximately 5%. The increase of the Company's investment portfolio in 1995 was partially offset by reduced investment yields in 1995 as interest rates trended lower. Investment income in 1993 of $5.6 million reduced to an investment income of $4.6 million in 1994 due to lower yields, and lower investment assets in 1994 in Granite Reinsurance due to settlement of claims.

Other income includes billing fees and bad debt provisions, decreased to $3.2 million in 1995 from $4.4 million in 1994, which later amount included a payment of $2 million of a written down note from the Company's parent, Symons International Group Ltd. Without this unusual income in 1994, other income would have increased from $2.4 million in 1994 to $3.2 million in 1995. Approximately half of the increase resulted from increased billing fee revenue from a combination of increased nonstandard automobile volume along with an increased billing fee rate implemented in the last half of 1995. In addition other income increased in 1995 due to increased commissions from business written in the Company's surplus lines operations.

Net claims incurred increased to $74.4 million in 1995 from $58.2 million in 1994, which increase is more than offset by the increase in net premiums earned. The loss ratio decreased from 77.5% in 1994 to 71.2% in 1995 primarily as a result of improved loss ratios from the finite reinsurance division which were 71.3% in 1994 and 59.1% in 1995, as well as increased profitability in the Company's crop hail business in 1995 compared with 1994.

Net commissions expense is composed of three components: (i) commission expense paid to the Company's agents; (ii) commission income from reinsurers, including a 31% commission earned by the Company's crop operations with respect to multi peril crop insurance; and (iii) underwriting gain or loss on the Company's multi peril crop insurance business reported by the Company as an adjustment to the Company's commission income on this business.

In 1995 the Company recorded a net commission recovery of $1.2 million compared to a net commission expense of $2.0 million in 1994. Commissions paid to the Company's agents in 1995 of $34.4 million remained relatively constant with that paid in 1994 of $35.0 million.

Ceded commission income in 1995 of $35.6 million increased from $33.0 million in 1994. Included in these amounts is an underwriting gain adjustment from the multi peril crop line of business of $13.2 million in 1995 and $4.5 million in 1994. The effect of the increased multi peril underwriting gain included in commission income is partly offset by reduced ceding commissions on nonstandard automobile quota share reinsurance in 1995 versus 1994.

Operating expenses of $23.7 million in 1995 compared with $15.1 million in 1994, with such expenses increasing proportionately with net premiums earned in the respective years with an expense ratio on this basis of 20.2% in 1994 and 22.6% in 1995. Included in 1995's operating expenses is an accrual for bad debt expenses of $1.9 million with respect to the nonstandard automobile book of business, of which $960,000 relates to an adjustment of 1993 and 1994 balances. During 1995, the Company identified such uncollected amounts and implemented a full collection department to curtail such write-offs in the future. Without the write-off in 1995 of bad debt expense relating to prior years, the expense ratio for 1995 would have been 21.7%.

Interest expense in 1995 was $2.4 million compared to$2.5 million in 1994. Interest savings in 1995 and 1994 resulting from principal repayments to the Company's debenture holders and the retirement of the Company's term loan by SIG in June 1995.

In 1995, income tax expense of $3.4 million relates to a tax provision on income emanating from the U.S. operations. By comparison, a tax provision in 1994 of $939,000 was accounted for by an amortization of deferred income taxes of $300,000 with the balance of the provision emanating from a tax provision on the income from U.S. operations.

Financial Condition

The Company's assets have grown to $154,112,461 in 1995, up from $130,372,717 in 1994 and $112,852,129 in 1993. The largest component of assets is investments in bonds and stocks. A breakdown of these investments is highlighted in the Notes to Consolidated Financial Statements.

The Company's second largest asset category is accounts receivable. This primarily represents monies held on behalf of our insurance and reinsurance subsidiaries by major third party reinsurance or insurance companies to support outstanding claims and unearned premiums. The majority of these funds earn interest and are held in trust for  Granite Re.  Receivables  from  insurance  companies were  $47,559,037 in 1995, up  from $34,391,569  in 1994 due to increased  volume and the  corresponding  increased reinsurance claims reserves,  and 1994 was up from $24,922,897 in 1993, also due to increased insurance claims reserves that follows increased business. Total receivables represented 42% of total assets in 1995 and 43%
in  1994.   Also included in the above  receivables is premium recorded but not yet received from the insured. This is business that has been taken on but the premium has not been paid to us at the date of this statement.

Deferred acquisition costs is the amount paid to agents and premium tax that would be refunded to us should all our policies in force be canceled on December 31. The offset is the unearned premium. In 1995 increased to $10.4 million from $6.3 million in 1994. This increase in deferred costs reflects increases in unearned premiums to $36.7 million in 1995 from $22.8 million in 1994.

The total liabilities of the Company were $136,880,727 in 1995, compared to $123,264,530 in 1994. Outstanding claims increased in 1995 to $62.8 million from $58.2 million in 1994, reflecting an increase in volume in 1995 over 1994, partially offset by a lower loss ratio from 77.5% in 1994 to 71.2% in 1995. Management believes the capital and surplus of the Company is currently sufficient to support its current level of premiums written. However, from time to time the Company may consider raising additional capital to pursue acquisition opportunities or to finance internal growth.

Shareholders' equity has continued to grow, reaching $17,231,734 at year-end 1995, compared to $7,108,187 at the end of 1994. While shareholders' equity is now $17,231,734, it does not reflect the equity
upon which Goran conducts its various  insurance  operations.   The
underlying  insurance  subsidiaries had statutory  surplus at December
31, 1995 of:  Pafco,  $11,967,800  (U.S.);  IGF, $9,219,463  (U.S.);
Granite Re, $18,086,777; and Granite, $3,792,638. This amounts to a total $50.8 million. It is on these equity bases that the Company's insurance business is written as a ratio to capital and surplus of $50.8 million is 2.33 to 1.00, which is well below the industry threshold of
3.00 to 1.00.

Goran's long term debt decreased to $15,132,250 in 1995 from $18,530,800 in 1993. The repayment of debt resulted from scheduled principle payments to the Company's debenture holders in the amount of $1,995,750 at December 31, 1995 and the scheduled retirement of SIG's term loan with a fixed payment of $1,000,000 during 1995. During 1995, debenture holders exercised warrants at $3 per common share, yielded a total of $393,750. The number of outstanding warrants at December 31, 1995 was 337,625. These warrants do not trade.

During 1995, IGF continued to profit by borrowing funds under a revolving line of credit to finance premium receivables from the farmers. By utilizing this lower cost of credit, revolving line of credit, IGF stops the running of 15% interest payable to FCIC while continuing to earn 15% interest on the receivables from the farmer.

Overview

U.S. Operations

Symons International Group, Inc. ("SIG") is a wholly owned subsidiary of Goran Capital, Inc. SIG is a holding company located in Indianapolis, Indiana. Its subsidiaries write various lines of insurance. SIG owns 100% and operates the following companies:

Pafco  General  Insurance  Company  ("Pafco"),  Indianapolis,  IN
(nonstandard automobile)

IGF Insurance Company ("IGF"), Des Moines, IA and has 5 branch offices throughout the U.S.A (crop insurance)

Symons International Group, Inc. (Florida) ("SIGF"), Ft Lauderdale, FL (surplus lines insurance)

The results of each of these subsidiaries are discussed below, following a general discussion on the consolidated results of the U.S. operations. For the benefit of the reader, it is felt that the entity discussions should center on the specific product lines written by each organization. Pafco would refer to the nonstandard automobile insurance business of Goran which is written predominantly by Pafco; however, the licenses of IGF are used in certain states where we write non standard automobile but Pafco does not have a license. The crop insurance business is written by IGF, however, the licenses of Pafco are used in certain jurisdictions to facilitate business where IGF is not licensed itself. The remaining aspects of the U.S. operations is surplus lines property and casualty business written through SIG Florida, predominantly on a surplus lines basis.

Consolidated Results of SIG

Gross premium volume for the U.S. operations increased 18.4% to $122,088,007 (U.S.) in 1995 versus $103,133,564 (U.S.). All three product lines showed increases in 1995 with a significant increase coming from the crop insurance business.

Net written premiums for 1995 were $53,447,000 (U.S.) compared to $35,139,000 (U.S.) in 1994. This was an increase of 52.1% resulting primarily from the Company's decision to reduce its dependence on quota share reinsurance. This allowed the Company to retain more of the gross premiums being written by its nonstandard automobile segment as well as its crop insurance business. IGF's crop insurance business enjoyed significant growth and profitability during 1995. The Crop Insurance Reform Act signed into law in October 1994 enabled the crop insurance industry to increase its premium writings, and IGF materially grew its premium volume as well. With increased premium production and normal crop growing season, the multi peril crop business produced good underwriting profits. The crop hail business also produced profits along with a growth in premium writings from $9 million in 1994 to $16 million in 1995. IGF focused on increasing its crop hail premium writings in order to spread its risk. The Company utilizes stop loss reinsurance minimize the effect of adverse weather conditions on the Company's results.

The recently enacted "Freedom to Farm" bill will allow IGF to experience increased growth for 1996, as the government withdraws from the delivery basis catastrophe insurance coverage and the insurance industry takes this over.

Nonstandard automobile insurance operations experienced a slight growth in premium volume during 1995, reversing a two year period of
decline.   During 1995 the operations  focused on simplifying its processes and on improving service to customers. Although premium production grew, competition remained strong. The competitive market kept the company from meaningless growth and rate increase resulting in a higher than expected loss ratio for the year. In addition, severe winter storm activity at the end of the year added to the loss ratio. The expense ratio of non standard automobile was much higher than budgeted as the company geared up for the growth and improved business for 1996. The first quarter of 1996 is benefiting by these expenses in 1995 as premiums is growing and less ratios reducing.

SIG Florida continued the growth it enjoyed in both 1993 and 1994 by recording gross premiums written on behalf of Pafco of $6,792,490 (U.S.) in 1995 as compared to $5,159,795 (U.S.) in 1994. The Florida operation continues to prosper from the growth in the surplus lines market opportunities in the southeast United States, and the addition of sound management and marketing staff, SIG Florida also generates commission income on products sold for third party companies.

Pafco General Insurance Company ("Pafco")
[PAFCO LOGO]

Pafco underwrites nonstandard automobile business through its headquarters in Indianapolis, Indiana. A portion of the business is placed through IGF in order to utilize licenses it has in Missouri, Arkansas and Illinois. Pafco's gross written premiums in 1995, excluding crop insurance fronted for

IGF, were $44,577,000 (U.S.) as compared to $39,795,000 (U.S.) in 1994.
In spite of a moderate growth in gross premiums, net premiums grew significantly to $34,018,000 (U.S.) in 1995 as compared to $24,713,000
(U.S.) in 1994. The growth in net premiums was principally a result of a further reduction in quota share reinsurance on the nonstandard automobile business. The net operating results of $(250,000) for 1995 compared to  $(350,000)  for 1994 are inclusive of dividend income from
IGF  Insurance  Company in 1995 of  $2,000,000  (U.S.) and  $350,000
(U.S.) in 1994. 1995 saw the Company focus its attention on improving its service to its agents and the ease by which both agents and our customers are able to do business with Pafco. This has borne fruit in the first quarter of 1996 with material increase in volume and improved combined loss ratio.

Pafco's statutory capital and surplus in 1995 increased to $11,967,800 (U.S.) up from $7,848,000 (U.S.) in 1994. The strong performance of the crop insurance business on IGF increased the value of Pafco's investment in IGF significantly.

IGF Insurance Company ("IGF")

[IGF LOGO]

IGF writes  principally  MPCI and crop hail insurance and provides licenses for Pafco's automobile insurance in three states. Although premiums for this coverage are included in IGF, the net profit or loss is transferred to Pafco through reinsurance programs. Gross premiums written in 1995 were $78,216,551 (U.S.) as compared to $64,239,124
(U.S.) in 1994. IGF's 1995 performance increased significantly as a result of gains in its crop insurance business which reflect favorable growing conditions. The Crop Insurance Reform Act enacted in October 1994 provided opportunity for the crop insurance industry to increase its premium volumes. IGF benefited from this Act and also grew at a rate faster than most of its principal competitors due to the marketing efforts of its management team.

IGF exceeded industry results on its multi peril and crop hail business, because of its unique underwriting criteria. IGF continued to benefit from its change in 1994 to an in-house adjusting force, which resulted in enhanced effectiveness on adjusting crop claims. By hiring full time employees to perform this function, IGF has benefited by tighter claims controls and cost savings. IGF's statutory capital and surplus increased in 1995 to $9,219,463 (U.S.) from $4,875,465 (U.S.) in 1994. The increase in surplus 1995 related to crop insurance increase in business and underwriting profits.

In 1995, IGF concluded its repurchase of the balance of its outstanding common shares which were principally held by small investors who purchased stock when IGF was created in 1972. At year-end 1995, Goran owned 100% of the Company versus 98.8% in 1994. Symons
International Group, Inc. (Florida) ("SIGF") Through its specialized surplus lines underwriting unit, Goran writes third party property and casualty insurance coverage in Pafco and other insurance companies under contract with SIG Florida. The volume of business continues to increase and operating results have further improved as a result of decreased competition in the southeast United States in this market segment and addition of quality underwriters. Further automation in 1995 has enhanced the processing capabilities in the office in order to accommodate its growth in premium writing.

Non-U.S. Operations

Goran's business outside the United States is conducted through the following wholly-owned subsidiaries:

Granite Insurance Company (Toronto, Canada) ("Granite") (sold its business in 1990 in runoff)

Granite  Reinsurance  Company Limited (Barbados and Bermuda)
("Granite Re") (Finite reinsurance)

Granite Insurance Company ("Granite")

[Granite Insurance LOGO]

Granite is a Canadian federally licensed insurance company which is presently servicing its investment portfolio and its very few outstanding
claims.   Granite stopped  writing  business  on  December  31, 1989 and sold its book of Canadian business in June 1990. The outstanding claims continue to be settled in accordance with actuarial estimates and
management's expectations.   During 1995, Granite's  invested assets
reduced to $7,456,155 from $10,195,091 in 1994. This was the result of settlements of claims and the runoff of outstanding claims.
Total outstanding claims decreased to $2,950,000 in 1995 from $4,411,000 in 1994. It is expected that the run off of outstanding claims will continue at least until 1998. Granite's net earnings were $270,156 in 1995, compared to $826,423 in 1994 reflecting the reduction of invested assets, which in turn reduces earnings from investment yields.

[PAGE CONTAINS PHOTOGRAPHS OF AUTOMOBILES IN THE
MIDDLE MARGIN]

Investment income in 1995 was $683,637 compared to $986,683 in 1994.

Granite Reinsurance Company Limited ("Granite Re")

[Granite Reinsurance LOGO]

Granite Re is managed by Jardine Pinehurst  Management  Company Ltd.
of Bermuda. Granite Re underwrites finite risk reinsurance and stop loss reinsurance. This reinsurance involves a defined maximum risk at the time of entering into a contract. The Company participates in various programs of reinsurance in Bermuda, the United States and Canada. Reinsurance normally requires that a substantial premium be paid upon the purchase of cover. Such premiums are invested in high grade bonds, some of which are pledged to support the liabilities assumed under the reinsurance program. The amount pledged is reflected in the Notes To Consolidated Financial Statements. One of Granite Re
Canadian Treaties has expired and will not be renewed. The runoff will provide continuous revenue for years to come but gross written premiums of about $30,000,000 will cease and will be replaced with new programs over the next few years. Gross premiums written during the 12 months ended November 30, 1995 were $34,802,851 (U.S.) compared to $23,844,330 (U.S.) during the 11 months ended November 30, 1994.
Net income rose to $3,975,350 (U.S.) in 1995 compared to $1,887,687 (U.S.) in 1994. This increased profitability resulted primarily from a reduced loss ratio on the Company's finite book from 71.6% in 1994 to 59.1% in 1995, combined with increased premium volumes in 1995.

Granite Re began operation on July 1, 1990, with a capital base of $125,000 (U.S.) And $700,000 (U.S.) In 1992. The impact of profitable underwriting since the inception of the Company is reflected in the growth of its shareholders' equity to $13,248,445 (U.S.) in 1995 from $9,343,095 (U.S.) in

[PAGE CONTAINS PHOTOGRAPHS OF FARM SCENERY IN THE
MIDDLE MARGIN]

1994. Granite Re will continue to focus selling reinsurance that limits its liability to a defined amount. In addition, Granite Re intends to broaden its base to include captive reinsurance, which will generate fees for the Company on a risk free basis. Such programs are risk free because they generally require that users furnish full collateral funds, which the reinsurer then reinvests. Granite Re thereby expects funds available for reinvestment to increase, generating greater investment returns.

The programs currently underwritten by Granite Re generate a loss portfolio that is matched with cash. Such portfolios take about eight years to runoff, thus generating investment returns and underwriting gains during the life of the runoff. Meanwhile, new business written in 1995 and beyond will be added to the portfolio of outstanding losses and invested assets, perpetuating the growth of Granite Re through fees, investment income and underwriting profits.

                               GORAN CAPITAL INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994

                               GORAN CAPITAL INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                           DECEMBER 31, 1995 AND 1994



                                TABLE OF CONTENTS





Auditors' Report                                                   1

Consolidated Balance Sheets                                        2

Consolidated Statements of Operations                              3

Consolidated Statements of Deficit                                 4

Consolidated Statements of Changes in Cash Resources               4

Notes to Consolidated Financial Statements                    5 - 18

                                AUDITORS' REPORT


To the Shareholders of
Goran Capital Inc.


We have audited the consolidated balance sheets of Goran Capital Inc. as at December 31, 1995 and 1994 and the consolidated statements of operations, deficit and changes in cash resources for the years then ended.
These financial statements   are  the   responsibility   of  the   company's
management.   Our responsibility  is to express an opinion on these
financial  statements based on our audits.

We  conducted  our  audits  in  accordance  with  generally   accepted
auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 1995 and 1994 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.




/s/ Schwartz Levitsky Feldman
Toronto, Ontario
March 18, 1996                                            Chartered Accountants
Except as to notes 2(h) and 20,
  which are March 11, 1997

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AS AT DECEMBER 31
(In thousands of U.S. dollars)


Assets                                              1995         1994
                                                  --------     --------
Cash and investments (note 4)                     $ 54,366     $ 46,328
                                                  --------     --------
Accounts receivable
  Premiums receivable                               11,233       13,948
  Due from insurance companies                      34,837       24,516
  Accrued and other receivables                      1,231        1,485
                                                  --------     --------
                                                    47,301       39,949

Reinsurance recoverable on outstanding claims       41,667       15,315
Prepaid reinsurance premiums                         6,263        6,987
Capital assets (note 5)                              2,088          861
Other assets (notes 6 and 12)                        1,417        1,063
Deferred policy acquisition costs                    7,641        4,460
Deferred income taxes                                   73          214
Goodwill                                                --           62
                                                  --------     --------
             Total Assets                         $160,816     $115,239


Liabilities

Accounts payable
  Due to insurance companies                      $  1,986     $  8,441
  Due to associated companies                          188          135
  Accrued and other payables                         8,310        3,858
                                                  --------     --------
                                                    10,484       12,434

Outstanding claims (notes 2(e) and 3)               87,655       56,801
Unearned premiums (note 3)                          33,159       23,270
Bank loans (note 7)                                  5,811        5,441
Debentures (note 8)                                 11,085       12,210
Minority interest in subsidiary                         --           16
                                                  --------     --------
             Total Liabilities                     148,194      110,172

Shareholders' Equity (note 10)                      12,622        5,067
                                                  --------     --------
             Total Liabilities and
             Shareholders' Equity                 $160,816     $115,239





/s/                     /s/
Director                Director

Approved on behalf of the board
                                        2

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31
(In thousands of U.S. dollars, except per share data)



                                                          1995          1994
                                                       ---------     ---------
Revenue
Gross premiums written                                 $ 151,717     $ 126,978

Net premiums earned                                    $  76,102     $  54,944

Net investment and other income (note 4 and 13(a))         5,872         6,624
                                                       ---------     ---------

                                                          81,974        61,568
                                                       ---------     ---------
Expenses

Net claims incurred                                       54,193        42,595

Commissions and operating expenses (note 16(b))           16,352
12,516

Interest expense                                           1,761         1,843
                                                       ---------     ---------

                                                          72,306        56,954
                                                       ---------     ---------

Income before undernoted items                             9,668         4,614

Provision for income taxes (note 11)                       2,497           688

Minority interest                                             --           (14)
                                                       ---------     ---------
Net income                                             $   7,171     $   3,940
                                                       =========     =========

Earnings per share - basic                             $    1.43     $    0.81
                                                       =========     =========
Earnings per share - fully diluted                     $    1.26     $    0.71
                                                       =========     =========

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF DEFICIT
--------------------------------------------------------------------------------
FOR THE YEARS ENDED DECEMBER 31
(In thousands of U.S. dollars)

                                                     1995         1994
                                                   --------      --------
Retained earnings (deficit), beginning of year     $(11,066)     $(15,006)

Net income for the year                               7,171         3,940
                                                   --------      --------

Retained earnings (deficit), end of year           $ (3,895)     $(11,066)


--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN CASH
RESOURCES
--------------------------------------------------------------------------------
(In thousands of U.S. dollars)

                                                            1995        1994
                                                          --------    --------

Cash provided by (used in):

Operating activities
  Net income                                              $  7,171    $  3,940
  Items not involving cash                                  11,010       7,058
  Changes in working capital relating to operations         (8,544)    (12,422)
                                                          --------    --------

                                                             9,637      (1,424)
                                                          --------    --------
Financing activities
  Reduction of debentures                                   (1,462)     (1,047)
  Increase of borrowed funds                                   220         722
  Issue of share capital                                       303          34
                                                          --------    --------

                                                              (939)       (291)
                                                          --------    --------
Investing activities
  Net (purchase) sale of marketable securities              (4,147)      2,118
  Net purchase of capital assets                            (1,681)       (628)
  Foreign currency translation adjustment                      155        (402)
                                                          --------    --------

                                                            (5,673)      1,088
                                                          --------    --------

Increase (decrease) in cash resources during the year        3,025        (627)
Cash resources, beginning of year                            7,588       8,215
                                                          --------    --------

Cash resources, end of year                               $ 10,613    $  7,588



Cash resources are comprised of:
  Cash (bank overdraft)                                   $  4,171    $   (116)
  Short-term investments                                     6,442       7,704
                                                          --------    --------

                                                          $ 10,613    $  7,588

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
1.    Organization
--------------------------------------------------------------------------------

 Goran Capital Inc. ("Goran") is the parent company of the Goran group of companies.

        The consolidated financial statements include the accounts of all subsidiary companies of Goran, which are 100% owned, as follows:

        1. Symons International Group, Inc. ("SIG Inc.") including its subsidiary companies for which SIG Inc. acts as a manager, as follows:

                a) Pafco General Insurance Company ("PGIC") - an Indiana based insurance company;

                b)      IGF  Insurance   Company  ("IGF")  -  an  Indiana  based
                        insurance company;

                c) Pafco Premium Finance Company - an Indiana based premium finance company;

                d) Hailplus, Corp. - an Iowa based premium finance company; and

                e) Symons International Group, Inc. of Ft. Lauderdale, Florida ("SIG-FL") - a Florida based managing general insurance agency.

        2. Granite Reinsurance Company Ltd. ("Granite") - a finite risk reinsurance company based in Barbados.

        3. Granite Insurance Company ("GIC") - a Canadian federally licensed insurance company which ceased writing new insurance policies on January 1, 1990.

--------------------------------------------------------------------------------
2.    Summary of significant accounting policies
--------------------------------------------------------------------------------

      These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada ("Canadian GAAP").

a)     Basis of consolidation

The consolidated financial statements include the accounts of Goran and its subsidiary companies, all of which are 100% owned.

All significant intercompany transactions and balances have been eliminated.

b)     Premiums

Premiums are taken into income evenly over the lives of the related policies.

c)     Commissions

Commission expenses and related reinsurance commission recoveries are recorded at the effective date of the respective insurance policy.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
2.    Summary of significant accounting policies  (cont'd)
--------------------------------------------------------------------------------

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

e)     Outstanding claims

The  reserve  for  outstanding  claims  has  been  reported  on  by independent actuaries. The Company's policy regarding the recognition of the time value of money on outstanding claims is as follows:

i)    Direct claims

The reserve  includes the  recognition of the time value of
money on direct claims liabilities.  Using an interest rate of  7.5%
(1994 - 7.5%) net claims incurred have been decreased by $161 (1994 - increased by $88) and outstanding claims at December 31, 1995 reduced by $1,327 (1994 - $1,134).

ii)    Assumed claims

The Company has not recognized the time value of money with respect to assumed claims liabilities over which it does not have direct control over the timing of settlement of the liabilities. If the Company had discounted these claims using an interest rate of 7.5% (1994 - 7.5%) net claims incurred would have been increased by $1,147 (1994 reduced by $1,264) and outstanding claims at December 31, 1995 would have been reduced by $2,348 (1994 - $3,401).

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

h)     Foreign currency translation

Foreign currency transaction gains and losses are included in the statement of operations.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
2.    Summary of significant accounting policies  (cont'd)
--------------------------------------------------------------------------------

 h) Goran and each of its subsidiaries have been determined to be self-sustaining operations and are translated using the current rate method whereby all assets and liabilities are translated into U.S. dollars at the year end rate of exchange and revenue and expense items are translated at the average rate of exchange for the year. The resulting unrealized translation gain or loss is deferred and shown separately in shareholders' equity. These adjustments are not included in operations until realized through a reduction in the Company's net investment in such operations.

--------------------------------------------------------------------------------
3.    Reinsurance
--------------------------------------------------------------------------------

a)     The   Company's   insurance   subsidiaries   follow  a  policy of
  underwriting and reinsuring contracts of insurance which limits their liability to a maximum amount on any one claim of $220 (1994
- $214) in Canada, and $250 (1994 - $350) in the USA, with the result that unearned premiums and outstanding claims are stated net of reinsurance. As the primary insurers, the Company's insurance subsidiaries maintain the principal liability to the policyholder.

b) The effect of reinsurance on the activities of the Group can be summarized as follows:

             1995                         Gross          Ceded        Net
             ----                         -----          -----        ---

             Premiums written            $151,717      $(65,357)     $86,360
             Premiums earned              145,366       (69,264)      76,102
             Incurred losses and loss
               adjustment expenses        148,001       (93,808)      54,193
             Commission expense
               (note 16(b))                25,069       (25,950)        (881)
             Outstanding claims            87,655       (41,667)      45,988
             Unearned premiums             33,159        (6,264)      26,895

             1994                          Gross        Ceded          Net
             ----                          -----        -----          ---

             Premiums written            $126,978      $(68,503)     $58,475
             Premiums earned              120,241       (65,297)      54,944
             Incurred losses and loss
               adjustment expenses         76,321       (33,726)      42,595
             Commission expense
               (note 16(b))                25,617       (24,174)       1,443
             Outstanding claims            56,801       (15,315)      41,486
             Unearned premiums             23,270        (6,987)      16,283

c) On June 30, 1991 Granite assumed an outstanding claims portfolio of $22,630, with loss dates of May 31, 1990 and prior, and received a bond and short-term investment portfolio with a value of $22,546. The December 31, 1995 balances in the claims portfolio and the investment portfolio are $3,509 (1994 - $5,535) and $4,761
(1994 - $8,333) respectively.

This portfolio has been deposited with a Canadian trust company to support the liabilities assumed. The invested funds are used to settle claims liabilities as they become due.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
4.    Cash and investments
--------------------------------------------------------------------------------

                                   1995                       1994
                         -------------------------   -------------------------
                          Book Value  Market Value   Book Value   Market Value
Cash (overdraft)           $  4,171     $  4,171     $   (116)     $   (116)
Short-term investments        6,442        6,442        7,704         7,704
Equities                      6,421        6,069        7,634         6,867
Bonds and debentures         27,949       28,080       21,557        20,971
Mortgages                     3,583        3,583        3,713         3,683
Real estate                   3,922        3,922        3,912         3,912
Other loan receivable         1,878        1,878        1,924         1,924
                           --------     --------     --------      --------
                           $ 54,366     $ 54,145     $ 46,328      $ 44,945
                           ========     ========     ========      ========


a) At December 31, 1995, cash and investments of approximately $20,510 (1994 - $20,031) are on deposit or held in trust by cedents, and to a limited amount regulatory authorities, to secure certain of the outstanding claims of the Company.

b) The Company realized a net gain of $198 (1994 - $358) from the sale of investments during the year, and recorded an unrealized loss of $58 (1994 - $161) on equities, and $Nil (1994 - $190) on bonds. The carrying value of equities and bonds held at December
31, 1995 includes a provision of $357 (1994 - $950) for investments considered to have a decline in value that is other than temporary. Where market value is not readily determinable, book value is used as an approximation.

c) The hotel property in Las Vegas that was acquired in 1992 was sold in 1994 for $4,533. PGIC took back an 8% first mortgage of $3,000 from the purchaser, and realized a gain of $147.

d)      As part of the sale of a subsidiary in 1990, the Company and its
subsidiaries  invested  in  junior  subordinated   participating debentures
of the  purchaser   maturing  on  January  1,  1996 equivalent  to  $2,007,
bearing interest at a rate of 10% per annum, and preferred shares of a subsidiary of the purchaser. The debentures and shares were redeemed by the issuer during 1995.

--------------------------------------------------------------------------------
5.     Capital assets
--------------------------------------------------------------------------------

                                       1995                   1994
                           ----------------------------     --------
                                    Accumulated
                             Cost   Amortization   Net        Net

Furniture, fixtures and
    equipment               $3,686     $1,613     $2,073     $  836

Automobiles                    133        118         15         25
                            ------     ------     ------     ------
Total                       $3,819     $1,731     $2,088     $  861
                            ======     ======     ======     ======


       See also note 12.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands U.S. dollars)


--------------------------------------------------------------------------------
6.     Other assets
--------------------------------------------------------------------------------

Included in other assets are deferred charges relating to financing activities and the acquisition of subsidiaries amounting to $155 (1994 - $257).

--------------------------------------------------------------------------------
7.     Bank Loans
--------------------------------------------------------------------------------

a) IGF maintained a secured revolving line of credit, bearing interest at prime rate, in the amount of $6,000 at December 31, 1995, and is due for renewal May 15, 1996.

At December 31, 1995, IGF had outstanding borrowings in the amount of $5,811 (1994 - $4,191).

b) In December 1994, SIG Inc. obtained an unsecured line of credit, bearing interest at prime rate plus 1% in the amount of $250. At December 31, 1995, SIG Inc. had outstanding borrowings in the amount of $ NIL
(1994 - $250).

c) As at December 31, 1995, the Company was in compliance with all covenants under its bank loans.

--------------------------------------------------------------------------------
8.     Debentures
--------------------------------------------------------------------------------

       At December 31, 1995, the Company had secured and unsecured notes in the amount of $11,085 (1994 - $12,210) outstanding.

The notes all bear an  interest  rate of 8% and  mature on  December
30, 1998. The Company has also agreed to secure these notes with a general security agreement providing a fixed and floating charge over all the assets of the Company and by a guarantee from Goran, whereby the Company pledged the issued and outstanding common shares of PGIC, GIC and Granite.

As at December 31, 1995, the Company was in compliance with, or subsequently received waivers with respect to, all covenants pertaining to the debentures.

The notes are due for principal repayment as follows:

                     December 30, 1996                     $ 1,848
                     December 30, 1997                       2,233
                     December 30, 1998                       7,004
                                                           -------
                                                           $11,085
                                                           =======



The Company  paid the  principal  payment of $1,462 due on  December
30, 1995.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars, except share data)


--------------------------------------------------------------------------------
9.     Capital Stock
--------------------------------------------------------------------------------

       The Company's authorized share capital consists of:

       First Preferred Shares

       An unlimited number of first preferred shares, of which none are outstanding at December 31, 1995 (1994 - NIL).

       Common Shares

       An unlimited number of common shares, of which 5,060,229 are outstanding as at December 31, 1995 (1994 - 4,933,779).

During the year, pursuant to the exercise of warrants and options, the Company issued 141,450 (1994 - 49,375) common shares for aggregate consideration in the amount of $305 (1994 - $34).

The Company has reserved for issue 774,035 (1994 - 915,485) common shares consisting of:

        a) 337,625 (1994 - 468,875) shares issuable on the exercise of warrants for the purchase of common shares at $2.19 per share, issued to debentureholders, and;

        b) 436,410 (1994 - 446,610) shares pursuant to the employee incentive share option plan as follows:

              Number of               Exercise
                Shares                  Price         Expiry Date

                92,500                $0.37           July 31, 1996
               224,166                $1.16           September 15, 1997
                 3,000                $1.48           December 7, 1997
                63,099                $1.82           March 8, 1998
                53,645                $3.85           July 14, 1999
              --------
               436,410

--------------------------------------------------------------------------------
10.    Shareholders' equity
--------------------------------------------------------------------------------

       Shareholders' equity is comprised of the following components:

                                        1995          1994
                                      --------      --------

Capital stock                         $ 16,875      $ 16,126
Deficit                                 (3,895)      (11,066)
Cumulative translation adjustment         (358)            7
                                      --------      --------

Shareholders' equity                  $ 12,622      $  5,067

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of dollars)


--------------------------------------------------------------------------------
11.    Income taxes
--------------------------------------------------------------------------------

       The provision for (recovery of) income taxes is analyzed as follows:

                                                  1995         1994
                                                -------      -------

Consolidated net income before income taxes     $ 9,668      $ 4,628
                                                -------      -------

Income taxes at Canadian statutory rates          4,287        2,052
Effect on taxes resulting from:
  Tax exempt income                              (1,571)      (1,070)
  U.S. statutory rate differential                 (750)        (155)
  Application of losses carried forward
    and reserves                                   (399)        (359)
  Operating loss for which no current
    income tax benefit is recognized                785           --
  Deferred income taxes                             145          220
                                                -------      -------
                                                $ 2,497      $   688


       At December 31, 1995, the Company's Canadian subsidiary had reserves, unclaimed for income tax purposes, of $2,161 (1994 - $2,495). In addition, the Company and its consolidated subsidiaries have operating loss carry forwards of approximately $13,768 for tax purposes which expire primarily after 1996. The Company also has net capital losses carried forward of approximately $8,057 which can be applied to reduce income taxes on any future taxable capital gains. The potential tax benefit of these reserves and loss carry forwards have not been recorded in these financial statements.

--------------------------------------------------------------------------------
12.    Amortization
--------------------------------------------------------------------------------

       The Company recorded amortization for the year as follows:

                     1995      1994
                     -----     -----

Amortization of:
  Goodwill           $  63     $  47
  Capital assets       483       336
  Investments            3       (39)
  Other assets         144       222
                     -----     -----
                     $ 693     $ 566

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
13.    Related party transactions
--------------------------------------------------------------------------------

        a) In 1989, the Company wrote off a loan of $5,135 owed by a subsidiary of Symons International Group Ltd. (SIGL). SIGL, the majority shareholder of Goran,  guaranteed this loan and pledged
1.2  million  escrowed  common  shares of Goran  (the  "escrowed shares") as security for the loan. During 1994 and subsequent to year-end,  SIGL entered into  agreements  with Goran  whereby as consideration for the release of 766,600 of the escrowed shares, SIGL repaid  $1,465 of the loan.  The  balance  due to Goran of  $3,670 continues to be guaranteed by SIGL and is secured by the  433,400 remaining escrowed shares. Pursuant to the agreements, it is the intention of SIGL to repay the balance of the loan wihin the next 4 years. The
$1,465 loan repayment was recorded in 1994 as a recovery and included in other income.

        b) Included in other receivables are $563 (1994 - $593) due from certain shareholders and directors which relate to the purchase of common shares of the Company. Approximately half of the amounts due bear interest and are subject to principal repayment schedules. The Company also provided, indirectly, an officer with a second mortgage on a residence in the amount of $278 which bears interest at 7% (1994 - $278).

        c) Included in cash and investments is a $1,700 loan to a third party corporation ("TPC"), together with capitalized interest of $178 (1994 - $201) for a total of $1,878 (1994 - $1,901). The loan is secured by a guarantee and a collateral mortgage from a corporation one third owned by an individual who is related to the majority shareholder of SIGL. The TPC loaned the $1,700 to SIGL. The interest rate is 7.8% per annum. The interest accrued at December 31, 1995, was NIL (1994 - NIL).

                Additional security for the loan is held in the form of 250,000 common shares of Goran pledged by SIGL. The security is guaranteed by a $350 guarantee by SIGL.

--------------------------------------------------------------------------------
14.    Contingent liabilities
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
15.    Segmented information
--------------------------------------------------------------------------------

                                       United         United
                                       States         States         Other
                        Canada         Crop           Other P&C      Foreign       Elimination  Consolidated

1995
Gross premiums
 written                $      --      $  67,828      $  54,260      $  34,837     $(5,208)     $ 151,717
                        =========      =========      =========      =========     =========     =========
Net premiums
 earned                 $     (84)     $  11,608      $  38,034      $  26,544     $  --        $  76,102
                        =========      =========      =========      =========     =========     =========
Segmented operating
 profit                 $   1,900      $     447      $  13,910      $  12,898     $(1,374)     $  27,781

General expenses            3,746         (7,122)        15,934          9,356      (1,304)        20,610
                        ---------      ---------      ---------      ---------     ---------     ---------

Net income (loss)       $  (1,846)     $   7,569      $  (2,024)     $   3,542     $   (70)     $   7,171
                        =========      =========      =========      =========     =========    =========
Identifiable assets     $   6,884      $  59,733      $  47,372      $  55,921     $(9,094)     $ 160,816
                        =========      =========      =========      =========     =========    =========


1994

Gross premiums
 written                $      --      $  54,455      $  48,679      $  23,844     $  --        $ 126,978
                        =========      =========      =========      =========     =========    =========
Net premiums
 earned                 $     (61)     $   4,565      $  27,561      $  22,879     $  --        $  54,944
                        =========      =========      =========      =========     =========    =========
Segmented operating
 profit                 $   3,606      $  (2,286)     $  10,259      $   8,812     $(1,418)     $  18,973

General expenses            3,069         (3,707)        10,775          6,328      (1,418)        15,047

Minority interest              --             --            (14)            --          --            (14)
                        ---------      ---------      ---------      ---------     ---------     ---------

Net income (loss)       $     537      $   1,421      $    (502)     $   2,484     $   --       $   3,940
                        =========      =========      =========      =========     =========    =========
Identifiable assets     $  12,363      $  29,085      $  35,749      $  45,033     $(6,991)     $  115,239
                        =========      =========      =========      =========     =========     =========


--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
15.    Segmented information (cont'd)
--------------------------------------------------------------------------------

       The Canadian results are comprised of the operations of Goran as an entity which incurred a loss of $1,472 (1994 - profit of $400) and the run-off insurance activities of GIC which incurred a loss of $374 (1994
-  profit of $137).   Segmented   operating  profit  is  composed  of
premiums  earned, plus  investment and other income net of claims incurred.

       General expenses are composed of commissions and operating expenses, interest and income taxes.

       The United States results are comprised of the consolidated operations of SIG Inc.

       Other foreign results are comprised of the operations of Granite.

       See also note 1.

--------------------------------------------------------------------------------
16.    Regulatory matters
--------------------------------------------------------------------------------

       a) Goran's insurance subsidiaries are subject to certain requirements and restrictions in accordance with the regulations of their respective jurisdictions. Statutory regulations require that the subsidiaries maintain a minimum amount of capital to support outstanding insurance in force and new premium writing. This requirement and other regulations in the respective jurisdictions, restricts the amount of dividends payable in any year by the subsidiaries to the parent. The statutory surplus of the Company's active insurance subsidiaries at December 31, 1995 amounted to $34,436 (1994 - $23,616). Subsequent to Board of Directors and regulatory approval, IGF declared and paid in December, 1995 an extraordinary dividend to PGIC in the amount of $2,000 on the convertible preferred stock owned by PGIC. In
              December, 1995, upon Board of Directors and regulatory approval, PGIC declared and paid to SIG Inc. a $1,500 dividend on the common stock owned by SIG Inc.

       b)     PGIC  and IGF,  domiciled  in  Indiana,  prepare  their  statutory financial statements in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance ("IDOI"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

              IGF received written approval from IDOI to reflect its business transacted with the Consolidated Farm Services Agency
              ("CFSA") as a 100% cession with any net underwriting results recognized in ceding commissions for statutory accounting purposes, which differs from prescribed statutory accounting practices. As of December 31, 1995, that permitted transaction had no effect on statutory surplus or net income.

              The  net  underwriting   results,   included  in  commissions and
              operating expenses, for the years ended December 31, 1995 and 1994 were a gain of $9,653 and $3,275, respectively.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


16.    Regulatory matters  (cont'd)

       c) During the year IGF and PGIC entered into a reinsurance agreement in which IGF ceded $17,696 of multi peril crop business to PGIC, who in turn ceded it to the CFSA. As a matter of course, inter-company reinsurance agreements are filed with the IDOI for their approval. IDOI approval has not yet been received with respect to this agreement; however, management believes it will be received in due course.

--------------------------------------------------------------------------------
17.    Events subsequent to December 31, 1995
--------------------------------------------------------------------------------

       Subsequent to December 31, 1995, the Company entered into an agreement to purchase Superior Insurance Company ("Superior") for a purchase price equal to 105% of the GAAP net book value of Superior at the time of Closing. For 1995, Superior reported premiums in the amount of $94,800, assets of $160,100 and a net book value of $61,600.
The acquisition is subject to normal regulatory approvals. Management believes that such approvals will be forthcoming and that the transaction is expected to close on or about April 30, 1996.

       In addition, the Company has entered into agreements with Goldman, Sachs & Co. to create a joint venture to acquire Superior. The
Company has agreed to contribute (i) its rights under the Superior Purchase Agreement; (ii) 100% of the capital stock of PGIC at a minimum book value of $14,000 and (iii) certain operational capital assets. Investment funds affiliated with Goldman Sachs ("Goldman Entities") agreed to contribute cash of approximately $20,000. With the cash contributed by the Goldman Entities and the proceeds of a Senior Bank Facility, the new company, GGS Management, Inc., will acquire
Superior. SIG Inc. will have a 52% interest in GGS Management, Inc. through its ownership of shares in GGS Management Holdings, Inc.

--------------------------------------------------------------------------------
18.    Reconciliation  of Canadian  GAAP and United States  generally accepted accounting principles ("U.S. GAAP") and additional information
--------------------------------------------------------------------------------

       The consolidated financial statements are prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S.
GAAP are described below:

       (a)    Earnings and retained earnings
                                                  1995         1994
                                                -------      -------
Net earnings in accordance with
Canadian GAAP                                   $ 7,171      $ 3,940


Add effect of difference in accounting for:

  Deferred income taxes [see note (d)]             (344)       1,180

  Outstanding claims [see note (e)]                (161)          88
                                                -------      -------

Net earnings in accordance with U.S. GAAP         6,666        5,208

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars, except share data)


--------------------------------------------------------------------------------
18.     Reconciliation  of Canadian  GAAP and United States  generally accepted accounting principles ("U.S. GAAP") and additional information
(cont'd)
--------------------------------------------------------------------------------

       (a)    Earnings and retained earnings (cont'd)


              Applying U.S. GAAP, deferred income tax assets would be increased by $1,466 and $1,742, outstanding claims would be increased by $1,327 and $1,134, and cumulative translation adjustment would be increased by $36 and $84 as at December 31, 1995 and 1994, respectively. As a result of these adjustments, accumulated deficit would be decreased by $139 and $608 as at December 31, 1995 and 1994, respectively. The effect of the above noted differences on other individual balance sheet items and on working capital is not significant.

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

              The  following   average  number  of  shares  were  used  for the
compilation of primary and fully diluted earnings per share:

                                                      1995           1994
                                                  ----------     ----------
                Primary                           $5,567,644     $5,399,463

                Fully diluted                      5,567,644      5,399,463

              Earnings per share, as determined in accordance with U.S. GAAP, are as follows:

                                                      1995           1994
                                                  ----------     ----------
              Primary earnings per share              $1.20         $0.96
              Fully diluted earnings per share         1.20          0.96

       (c)    Supplemental cash flow information

              Cash paid for interest and income taxes is summarized as follows:

                                                      1995           1994
                                                  ----------     ----------
              Cash paid for interest                 1,548           1,773
              Cash paid for income taxes,
               net of refunds                        1,953             166

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)

--------------------------------------------------------------------------------
18.     Reconciliation  of Canadian  GAAP and United States  generally accepted accounting principles (U.S. GAAP) and additional information
(cont'd)
--------------------------------------------------------------------------------

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

              Deferred tax assets recognized under Canadian GAAP, which require realization beyond a reasonable doubt in order to record the assets, amounted to $73 and $214 at December 31, 1995 and 1994, respectively, and pertained to Canadian operations only.

              The adoption of SFAS No. 109 results in additional deferred tax assets recognized for deductible temporary differences and loss carry-forwards in the amount of $2,581 and $2,375 net of valuation allowances of $69 and $260 and deferred tax liabilities recognized for taxable temporary differences in the amount of $1,114 and $633 at December 31, 1995 and 1994, respectively.

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

       (f)    Receivables from sale of capital stock

              The SEC Staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock should be presented as deductions from shareholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP, shareholders' equity would be reduced by $563 and $593 as at December 31, 1995 and 1994, respectively, to reflect the loans due from certain shareholders which relate to the purchase of common shares of the Company.

       (g)    Unrealized loss on investments

              U.S. GAAP require that unrealized losses on investment
              portfolios  be included as a component in determining
              shareholders' equity. In addition,   SFAS  No.  115  permits
              prospective   recognition  of  unrealized gains on investment
              portfolios for year-ends commencing after December 15, 1993.
              As a result, shareholders' equity would be reduced by $221 and $1,383 as at December 31, 1995 and 1994, respectively. As the Company classifies its debt and equity securities as available for sale, the adoption of SFAS No. 115 in 1994 has no effect on net income.

--------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


--------------------------------------------------------------------------------
18.     Reconciliation  of Canadian  GAAP and United States  generally accepted accounting principles (U.S. GAAP) and additional information
(cont'd)
--------------------------------------------------------------------------------

       (h)    Changes in shareholders' equity

              A reconciliation of shareholders' equity from Canadian GAAP to U.S. GAAP is as follows:

                                                           1995         1994
                                                         -------      -------
Shareholders' equity in accordance
  with Canadian GAAP                                      12,622        5,067

Add (deduct) effect of difference in accounting for:

  Deferred income taxes (see note (a))                     1,466        1,742

  Outstanding claims (see note (a))                       (1,327)      (1,134)

  Receivables from sale of capital
    stock (see note (f))                                    (563)        (593)

  Unrealized loss on investments
    (see note(g))                                           (221)      (1,383)
                                                          -------      -------

Shareholders' equity in accordance with
    U.S. GAAP                                             11,977        3,699
                                                          ======        =====


--------------------------------------------------------------------------------
19.    Comparative figures
--------------------------------------------------------------------------------

       Certain comparative figures have been reclassified to conform to the basis of presentation adopted in 1995.

--------------------------------------------------------------------------------
20.    Reporting currency
--------------------------------------------------------------------------------
       These financial statements, which are denominated in U.S. dollars, reflect the conversion of the previously issued Canadian dollar denominated financial statements, which were issued together with an auditors' report thereon dated March 18, 1996.