Form 10-K/A, Exhibit 13
period 1996-12-31
GORAN CAPITAL INC
filed 1997-05-20
CIK 925600

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

No company can succeed without a great deal of effort. We are no exception and it would be less than fitting if I didn't mention that a lot of hard work and long hours go into our results. We have progressed to such a degree that I would have to fill most of a page if I were to single out those who have made sacrifices of their time to the improvement and development of the company. In fact, I would probably have to include the names of all of our more than 400 employees.

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


================================================================================

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

================================================================================

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

In 1995, the Group's net premiums earned grew to $104.4 million from $75.0 million in 1994. The earning of premium follows the term of the respective policies, net premiums earned trails net premiums written. For example, in a growing book of business, net premiums earned will also grow but will lag behind the written premium.

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

Pafco  General  Insurance  Company  ("Pafco"),  Indianapolis,  IN
(nonstandard automobile)

IGF Insurance Company ("IGF"), Des Moines, IA and has 5 branch offices throughout the U.S.A (crop insurance)

Symons International Group, Inc. (Florida) ("SIGF"), Ft Lauderdale, FL (surplus lines insurance)

The results of each of these subsidiaries are discussed below, following a general discussion on the consolidated results of the U.S. operations. For the benefit of the reader, it is felt that the entity discussions should center on the specific product lines written by each organization. Pafco would refer to the nonstandard automobile insurance business of Goran which is written predominantly by Pafco; however, the licenses of IGF are used in certain states where we write non standard automobile but Pafco does not have a license. The crop insurance business is written by IGF, however, the licenses of Pafco are used in certain jurisdictions to facilitate business where IGF is not licensed itself. The remaining aspects of the U.S. operations is surplus lines property and casualty business written through SIG Florida.

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




/s/ Schwartz Levitsky Feldman
Toronto, Ontario
March 18, 1996                                            Chartered Accountants
Except as to notes 2(h) and 20,
  which are March 11, 1997

- ------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
- ------------------------------------------------------------------------------
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





/s/                     /s/
Director                Director

Approved on behalf of the board
                                        2

- ------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF OPERATIONS
- ------------------------------------------------------------------------------
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
                                                       =========     =========

- ------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF DEFICIT
- ------------------------------------------------------------------------------
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

-------------------------------------------------------------------------------
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
DECEMBER 31, 1995 AND 1994
(In thousands of U.S. dollars)


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

--------------------------------------------------------------------------------
3.    Reinsurance
--------------------------------------------------------------------------------

a)     The   Company's   insurance   subsidiaries   follow  a  policy of
  underwriting and reinsuring contracts of insurance which limits their liability to a maximum amount on any one claim of $220 (1994
- - $214) in Canada, and $250 (1994 - $350) in the USA, with the result that unearned premiums and outstanding claims are stated net of reinsurance. As the primary insurers, the Company's insurance subsidiaries maintain the principal liability to the policyholder.

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


--------------------------------------------------------------------------------
15.    Segmented information (cont'd)
--------------------------------------------------------------------------------

       The Canadian results are comprised of the operations of Goran as an entity which incurred a loss of $1,472 (1994 - profit of $400) and the run-off insurance activities of GIC which incurred a loss of $374 (1994
- -  profit of $137).   Segmented   operating  profit  is  composed  of
premiums  earned, plus  investment and other income net of claims incurred.

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