Form 10-K/A, Exhibit 13
period 1997-12-31
GORAN CAPITAL INC
filed 1998-04-01
CIK 925600

Exhibit 13

1997 Goran Capital, Inc. Annual Report

             GORAN LOGO
             1997 Annual Report


             [Large Goran logo with three photos]

[small Goran logo]

Corporate Profile

Goran Capital Inc. owns subsidiaries engaged in a number of business activities. The most important of these is the property and casualty insurance business conducted in 38 U.S. states, Canada and Barbados, on both a direct and reinsurance basis through a number of subsidiaries collectively referred to in this report as Goran. Goran owns 67% of Symons International Group, Inc. ("SIG") which began trading on the NASDAQ on November 5, 1996 under the symbol SIGC. SIG owns IGF Insurance Company of Des Moines, Iowa which is the fourth largest crop insurer in the United States. SIG also owns Superior Insurance Company of Tampa, Florida and Pafco General Insurance Company of Indianapolis, Indiana. These insurers provide nonstandard automobile insurance and combined are the tenth largest writers of such insurance in the United States. The other subsidiaries, Granite Reinsurance Company Ltd. and Symons International Group, Inc. - Florida underwrite finite (limited risk) reinsurance in Bermuda, the United States and Canada and offer commercial insurance coverage, respectively. The operations of Symons International Group, Inc. Florida were discontinued in 1997 with a sale of this operation expected in early 1998.

The investment portfolios of the insurance subsidiaries include primarily debt and government instruments. The majority of holdings of the portfolios are publicly traded and most of the holdings of the debt portfolio have investment grade ratings. Goran is a public company listed on The Toronto Stock Exchange under the symbol GNC and NASDAQ under the symbol GNCNF.

All dollar amounts shown in this report are in U.S. currency unless otherwise indicated. The conversion rates for 1997 and as of December 31, 1997 were $1.3846 and $1.4295, respectively.


Table of Contents

Financial Highlights                                                        1

Chairman's Report                                                           2

Management's Discussion and Analysis                                        5

Consolidated Financial Statements                                           15

Notes to Consolidated Financial Statements                                  19

Auditors' Report                                                            34

Corporate Directory                                                         36

Subsidiaries and Branch Offices                                             IBC

Shareholder Information                                                     IBC



GRAPH        1993      1994       1995       1996       1997
           $88,936   $103,134   $124,634   $305,499   $460,600

           Gross Premiums Written By Year

                                                              [small Goran logo]

Financial Highlights
(dollars in thousands, except per share amounts)
For The Years Ended December 31,



                              1997       1996       1995       1994      1993

Gross premium revenue       $448,982   $299,376   $146,303   $126,978   $114,135

Earnings from continuing
operations                   $15,983    $14,127     $7,157   $3,940       $1,397

Earnings per share from
continuing operations          $2.86      $2.67      $1.43   $0.81         $0.29

Shareholders' Equity         $60,332    $47,258    $12,622   $5,067       $1,088

Book Value per share          $10.53      $8.74      $2.49   $1.03         $0.22

Market Value per share        $29.41     $20.08      $8.57   $5.20         $3.55



                      CORPORATE STRUCTURE

                      Goran Capital, Inc.
                      Toronto, Ontario
                  ("Goran" or the "Company")
                            |
----------------------------------------------------------------------
|                           |                       |                |
67% Owned               100% Owned              100% Owned       100% Owned
Symons International    Granite Reinsurance     Granite          Symons
Group, Inc.,            Company, Ltd.           Insurance        International
Indianapolis, Indiana   Barbados                Company          Group, Inc.
("SIG")                 ("Granite Re")          ("Granite")      Florida
|------------------------------------------|
IGF Holdings, Inc.               GGS Management, Inc.
("IGFH")                          ("GGS Management")
|                                          |
IGF Insurance
Company
("IGF")           -----------------------------------
                  |                                 |
                  Pafco General             Superior Insurance
                  Insurance Company               Company
                  ("Pafco")                     ("Superior")
                                                     |
                                            -------------------------
                                            |                        |
                                    Superior Guaranty         Superior American
                                    Insurance Company         Insurance Company

[small Goran logo]

Chairman's Report to Shareholders:  GORAN MILESTONES

Greetings:

As has been my practice in the past, I have used "milestones" to provide a comparison of our development. I have taken a broader approach this year and carried the results into an appraisal of our efforts as I see it.

I am much encouraged with the future and I feel certain you will be too when you digest the information assembled below.


    YEAR:   No. of Employees   Gross Revenue   Pre-Tax Earnings    Net Earnings

    1994        253               $133,596         $4,614            $3,941

    1995        325               $152,443         $9,654            $7,157

    1996        672               $317,770         $24,984          $14,127

    1997        786               $491,461         $37,904          $15,983

(1) 1998        800               $730,000           N/A              N/A

(1) 1998 information is an estimate based on stated corporate goals. Amounts are for continuing operations.
     Revenue is gross premiums, interest and fee income.
     All dollar amounts are in thousands of U.S. dollars.

While I don't always agree with analysts, generally they do a good job. But as a person who has been in the business of insurance for more than fifty years, I have an advantage in assessing the true value of an insurance enterprise over those that do not have my experience. I have a better tuned antenna and feel many analysts miss some important aspects of the true worth of an insurance company.

Over the years I have been the instigator and closer in the sale and purchase of many insurance entities. The true value of those businesses was somewhat more than a mere multiplication of the Earnings Per Share, (EPS).

We believe that our companies are grossly undervalued in the market place in that it does not appreciate the cost and value added for growth in gross revenue. To help you understand what I mean, let's look at values paid by knowing buyers for recent acquisitions in fields of insurance similar to our companies.

Note that the price paid for these entities doesn't follow a straight multiplication of EPS, in fact the most constant number that parallels the price is the Gross Written Premium.

                                                              [small Goran logo]
                                                               Chairman's Report

                                                                      Premium
                              Mean      Purchase      Trailing      to Purchase
                             Premiums    Price       EPS Multiple   Price Ratio

Omni Insurance               $140M       $185M            30             132%
(sold to Hartford)
10/16/97

Guaranty National            $510M       $469M            16             91%
(sold to Orion Capital)
9/18/97

Titan                        $172M       $240M            17             140%
(sold to U.S.F.&G.)
8/8/97

Integon                      $783M       $519M            N/A            62%
(sold to G.M.A.C.)           -----       -----            ---            ---
6/3/97

Average                                                   21             88%
                                                          ==             ===


In today's world, the value of an insurer is more closely linked to its gross written premiums. Depending on the class of business, this value multiple should be between 75% and 100% of the insurers premium volume. We have outperformed all the above companies in every worthwhile category. Yet, I ponder why no value has been attributed to our $150M of premium growth in 1997.

In the past several years we have acquired businesses in the industry sectors that we felt had the most potential for growth: Crop insurance (the fastest growing segment of the Commercial insurance industry) and Non-Standard automobile insurance (the growth leader in the Personal line component). You will note that our growth parallels this pattern and that we have consistently demonstrated our ability to grow faster than our industry peer group.

Let me recall for you our two most recent acquisitions, Superior Insurance Group, and CNA Crop Book. When we bought Superior Insurance Group on May 1, 1996, it was coming off a year in which it had produced $95M of Gross Written Premiums and earned about $5M of pre-tax income. For 1997, Superior wrote $250M of premiums and earned a pre-tax profit of $20M. This growth came through the repositioning of Superior in its markets and changing the way it did business. This rate of growth is continuing in 1998.

On March 2, 1998 we took over CNA's book of MPCI and Crop Hail insurance. In return, CNA gets a share of our crop reinsurance business that would otherwise be placed with other reinsurers. We feel we can use our marketing expertise and varied products to grow this approximately $110M of business in the same way we have grown our previous acquisitions in the past, outpacing other crop insurers in the process.

Over the last 5 years, we have seen our performance as follows:

         annual gross revenue average compound growth:   45%
         annual net income average compound growth:   92%
         annual ROE average compound growth:   64%

This growth and performance is the result of attracting a competent work force, excelling in niche markets and making acquisitions that others look at and say are insightful purchases (oddly, only after we have turned these acquisitions into great producers). We are continuing to look at growth and acquisitions with enthusiasm.

[small Goran logo]
Chairman's Report

During the second half of 1997, we retained Donaldson, Lufkin & Jenrette ("DLJ") to lead a $135M, thirty-year issue of Trust Preferred Securities. As part of this successful issue, we did a road show to tell the story of our company. DLJ prepared the presentations for that road show and commented, among other positive statements, that we have "a proven management team." This team has the ability, experience and the tools to continue our growth and performance into the future.

The commendations on the quality of our personnel by the firm of Donaldson, Lufkin & Jenrette is self evident and anything I might add on the professional standing of our managers and employees would be redundant. I would be remiss however if I didn't thank them all for their efforts and professional interest in the company's welfare and success.

It has been said that a business is, at its inception, "Desperate," then "Honest" and finally "Respectable." We have worked hard to reach "respectability" and it is this that motivates us. We have made profits for our shareholders and have greatly enhanced the company's corporate governance function. Our growth in the business of insurance, measured by premium income, profits and professionalism has been outstanding. This has come about primarily through the efforts and dedication of our personnel and I extend to all of them the thanks of the Board of Directors.

We have two public companies, Goran Capital Inc. and Symons International Group Inc., and as a public organization we must maintain larger and more diverse Boards. As Chairman, I rely on these gentlemen for their help and advice. Our meetings are often lengthy and diverse and we wrestle with many additional factors because the company is growth oriented. I wish to thank each of these gentlemen for their contribution over the past year and assure them that their efforts are greatly appreciated.

Thanks Board, thanks employees.


                                                   [large Goran logo]

                                                              [small Goran logo]
                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

              [photographs of wheat down left margin]

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

         Goran Capital Inc. (the "Company" or "Goran") underwrites and markets nonstandard private passenger automobile insurance and crop insurance. The Company also writes third party property and casualty coverage and also provides finite risk, stop loss and quota share reinsurance.

Acquisitions and Public Offerings

              On April 30 ,1996 the Company purchased the operations of Superior Insurance Company for $66.6 million in cash (the "Acquisition"). Funds for the Acquisition were provided from funds affiliated with Goldman Sachs and a bank term loan of $48 million. Both Goldman Sachs and the bank term loan were taken out in November 1997.

         On November 5, 1996, SIG issued 3,450,000 shares in an initial public offering of 33% of its stock at $12.50 per share.

         On November 12, 1997, SIG issued $135 million of Trust Preferred Securities at 9.50%. The proceeds of this offering were used to buyout Goldman Sachs' minority interest share of the nonstandard automobile operations, repay the term loan used to acquire Superior and provide capital to the nonstandard automobile division for future growth. The Preferred Securities carry a 30 year term with a noncallable period of 10 years. Distributions are payable semi-annually at a rate of 9.5% per annum with all principal paid at maturity. SIG also has the ability to forego distributions for periods of up to five years, although it has no intention to do so, and the Preferred Securities have limited covenants. SIG believed the time was proper to obtain the benefit of 100% of the nonstandard automobile operations, provide longer term financing at favorable terms and provide additional capital for future growth.

Nonstandard Automobile Insurance Operations

         The Company, through Pafco and Superior, is engaged in the writing of automobile insurance for "nonstandard risks". Nonstandard insureds are those individuals who are unable to obtain insurance through standard market carriers due to factors such as poor premium payment history, driving experience, record of prior accidents or driving violations, particular occupation or type of vehicle. Premium rates for nonstandard risks are higher than for standard risks. Nonstandard policies have relatively short policy periods and low limits of liability. Due to the low limits of coverage, the period of time that elapses between the occurrence and settlement of losses under nonstandard policies is shorter than many other types of insurance. The nonstandard automobile market is the fastest growing sector of the personal lines market.

Crop Insurance Operations

General

Crop insurance consists of three main products. Hail insurance, which is controlled by the private insurance industry, receives no subsidy from the government. Multi-Peril Crop Insurance ("MPCI"), is a government sponsored product, administered through the Federal Crop Insurance Corporation ("FCIC"). Named perils insurance covers farmers for risks specific to specific crops. Farmers who purchase insurance receive subsidies to reduce their cost and provide protection for major catastrophic loss. When a farmer wants to borrow

[small Goran logo]
MANAGEMENT'S DISCUSSION AND ANALYSIS


money to buy his seed, the bank wants insurance on the harvest so the bank knows the loan can be repaid either through normal harvest or through an insurance policy covering the yield on the crop. There are many types of coverages and percentages that farmers can purchase. The Company works with independent agents to meet the insurable needs of the farmer which includes the best coverage and premium for the farm. The government supports this effort through commissions it pays the Company to do this work and through premium subsidy for the farmer's insurance costs. The government also provides back-up risk protection to the 18 or so crop insurance providers in the event of major loss. Based on the results for any given year, the Company and the government share in the results of profit and loss. In order to protect IGF from the loss part of this equation, IGF buys third party reinsurance to reduce the downside from a loss year which includes participation by Granite Re.

Certain Accounting Policies for Crop Insurance Operations

         The majority of the Company's crop insurance business consists of MPCI. MPCI is a government-sponsored program with accounting treatment which differs in certain respects from more traditional property and casualty insurance lines. Farmers may purchase "CAT Coverage" (the minimum available level of MPCI coverage) upon payment of a fixed administrative fee of $50 per policy (the "CAT Coverage Fee") instead of a premium. This fee is included in other income. Commissions paid to agents to write CAT policies are partially offset by the CAT Coverage Fee. For purposes of the profit-sharing formula under the MPCI program referred to below, the Company is credited with an imputed premium (its "MPCI Imputed Premium") for all CAT Coverage policies it sells, determined in accordance with the profit-sharing formula established by the FCIC. For income statement purposes under GAAP, Gross Premiums Written consist of the aggregate amount of premiums paid by farmers for "Buy-up Coverage" (MPCI coverage in excess of CAT Coverage), and any related federal premium subsidies, but do not include any MPCI Imputed Premium credited on CAT Coverage. By contrast, Net Premiums Written and Net Premiums Earned do not include any MPCI Premiums or premium subsidies, all of which are deemed to be ceded to the United States Government as reinsurer. The Company's profit or loss from its MPCI business is determined after the crop season ends on the basis of a profit-sharing formula established by federal regulation and the FCIC. For GAAP income statement purposes, any such profit or loss sharing earned or payable by the Company is treated as an adjustment to commission expense and is included in policy acquisition and general and administrative expenses. Amounts receivable from the FCIC are reflected on the Company's consolidated balance sheet as reinsurance recoverables.

         The Company also receives from the FCIC (i) an expense reimbursement payment equal to a percentage of Gross Premiums Written for each Buy-up Coverage policy it writes (the "Buy-up Expense Reimbursement Payment"), (ii) an LAE reimbursement payment equal to 13.0% of MPCI Imputed Premiums for each CAT Coverage policy it writes (the "CAT LAE Reimbursement Payment") and (iii) a small excess LAE Reimbursement Payment of two hundredths of one percent (0.02%) of MPCI Retention to the extent the Company's MPCI Loss Ratios on a per state basis exceed certain levels (the "MPCI Excess LAE Reimbursement Payment"). For GAAP income statement purposes, the Buy-up Expense Reimbursement Payment is treated as a contribution to income and reflected as an offset against policy acquisition and general and administrative expenses. The CAT LAE Reimbursement Payment and the MPCI Excess LAE Reimbursement Payment are, for income statement purposes, recorded as an offset against LAE, up to the actual amount of LAE incurred by the Company in respect of such policies, and the remainder of the payment, if any, is recorded as other income.

         In 1996, the Company instituted a policy of recognizing (i) 35% of its estimated MPCI Gross Premiums Written for each of the first and second quarters,
(ii) commission  expense on MPCI Gross Premiums Written at contractual rates and
(iii) Buy-up Expense Reimbursement at the contractual rate of MPCI Gross Premiums Written along with normal operating expenses incurred in connection with premium writings. In the third quarter, if a sufficient volume of policyholder acreage reports have been received and processed by the Company, the Company's policy is to recognize MPCI Gross Premiums Written for the first nine months based on a re-estimate. If an insufficient volume of policies have been processed, the Company's policy is to recognize 20% of its full year estimate of MPCI Gross Premiums Written in the third quarter. The remaining amount of MPCI Gross Premiums Written is recognized in the fourth quarter, when all amounts are reconciled. In prior years, recognition of MPCI Gross Premiums Written was 30%, 30%, 30% and 10%, for the first, second, third and fourth quarters, respectively. Commencing with its June 30, 1995 financial statements, the Company also began recognizing MPCI underwriting gain or loss during the first, second and third quarters, reflecting the Company's best estimate of the amount of such gain or loss to be recognized for the full year, based on, among other things, historical results, plus a provision for adverse developments. In the fourth quarter, a reconciliation amount is recognized for the underwriting gain or loss based on final premium and loss information.

                                                              [small Goran logo]

Selected Segment Data of the Company

The following table presents historical segment data for the Company's nonstandard automobile and crop insurance operations. This data does not reflect results of operations attributable to corporate overhead, interest costs and amortization of intangibles or commercial or reinsurance insurance operations, nor does it include the results of operations of Superior prior to May 1, 1996.


                                                                         Year Ended December 31,
Nonstandard - Automobile Insurance Operations                         1997        1996       1995

Gross premiums written                                              $323,915    $187,176    $49,005
                                                                     =======     =======     ======
  Net premiums written                                              $256,745    $186,579    $37,302
                                                                     =======     =======     ======
  Net premiums earned                                               $251,020    $168,746    $34,460
  Fee income                                                          15,515       7,578      1,787
  Net investment income                                               10,969       6,489        624
  Net realized capital gain (loss)                                     9,462     (1,014)       (508)
                                                                     -------     ------      ------
Total Revenues                                                       286,966     181,799     36,363
                                                                     -------     -------     ------
  Losses and loss adjustment expenses                                195,900     124,385     25,423
  Policy acquisition and general and administrative expenses          72,463      46,796     12,929
                                                                     -------      ------     ------
Total Expenses                                                       268,363     171,181     38,352
                                                                     -------     -------     ------
  Earnings (loss) before income taxes                                $18,603     $10,618    $(1,989)
                                                                     =======      ======     ======
GAAP RATIOS (Nonstandard Automobile Only)
  Loss ratio                                                            70.2%       65.1%      65.8%
  LAE ratio                                                              7.8%        8.6%       8.0%
  Expense ratio, net of billing fees                                    22.7%       23.2%      32.3%
                                                                        ----        ----       ----
  Combined ratio                                                       100.7%       96.9%     106.1%
                                                                       =====        ====      =====
Crop Insurance Operations:
  Gross premiums written                                            $126,401    $110,059    $70,374
                                                                     =======     =======     ======
  Net premiums written                                               $20,796     $23,013    $11,608
                                                                      ======      ======     ======
  Net premiums earned                                                $20,794     $23,013    $11,608
  Fee income                                                           4,764       1,672        384
  Net investment income                                                  191         181        674
  Net realized capital gain (loss)                                       (18)         (1)       164
                                                                       -----          --        ---
Total Revenues                                                        25,731      24,865     12,830
                                                                      ------      ------     ------
  Losses and loss adjustment expenses                                 16,185      12,724      8,629
  Policy acquisition and general and administrative expenses(1)      (11,551)     (6,095)    (7,466)
  Interest and amortization of intangibles                               235         551        627
                                                                       -----       -----      -----
Total Expenses                                                         4,869       7,180      1,790
                                                                       -----       -----     ------
  Earnings before income taxes                                       $20,862     $17,685    $11,040
                                                                      ======      ======     ======
Statutory Capital and Surplus:
  Pafco                                                              $19,924     $18,112    $11,875
  IGF                                                                 42,809      29,412      9,219
  Superior                                                            65,146      57,121     49,277


(1) Negative crop expenses are caused by inclusion of MPCI expense reimbursements and underwriting gain.

[small Goran logo]
MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

Overview

1997 Compared To 1996

The Company recorded earnings from continuing operations of $15,983,000 or $2.86 per share, respectively in 1997. This is approximately a 13.1% and 7.1% increase from 1996 comparable amounts of $14,127,000 or $2.67 per share. In the fourth quarter of 1997, the Company discontinued the operations of SIGFL and expects to sell these operations in 1998. The intended sale results from the Company's decision to focus on nonstandard automobile, crop and reinsurance operations. The Company recorded a loss from discontinued operations of $3,545,000 in 1997 compared to a loss of $1,000,000 in 1996. Such increase was due to a deterioration in the loss ratio. The Company also recorded a gain of $18,169,000 in 1996 from the sale of SIG stock in its IPO. That gain is not included as part of earnings from continuing operations. The nonstandard automobile insurance segment demonstrated improved earnings due to continued premium growth, improved expense ratios and higher realized gains from investment sales. Premium growth in nonstandard automobile was generated from increased pressure on uninsured motorists to obtain insurance, expansion into new states and increased market share penetration. During 1997, the Company increased reserves at Pafco for both prior and current accident years. The total increase for prior accident years at Pafco was approximately $7.5 million. The improvement in crop insurance earnings relates to growth in market share and favorable underwriting results. Growth in market share occurred in all product lines for crop and is the result of improved marketing and agent service efforts. Record underwriting results are due to favorable crop conditions and continued improvement in risk selection.

1996 Compared To 1995

Earnings and earnings per share from continuing operations increased 97.4% to $14,127,000 and 86.7% to $2.67 in 1996 from $7,157,000 and $1.43 in 1995.
Improved earnings in 1996 were attributable to both the nonstandard automobile and crop segments. The nonstandard automobile segment benefitted from significant premium growth from the acquisition of Superior, elimination of quota share reinsurance and internal growth. The nonstandard automobile segment also benefitted from lower loss and expense ratios due to improved claims management, introduction of multi-tiered products and operating efficiencies through reengineering, management changes and gains from technological advancements. The crop insurance segment also benefitted from significant premium growth in both crop hail and MPCI premiums. The crop insurance segment's profitability was enhanced by a lower crop hail loss ratio and improved MPCI underwriting gains.

Years Ended December 31, 1997 and 1996

Gross Premiums Written

         Consolidated Gross Premiums Written increased 50.0% in 1997 due to growth in both the nonstandard automobile and crop segments. Gross Premiums Written for the nonstandard automobile segment increased 73.1% in 1997. While a portion of this increase relates to four additional months of premium in 1997 of Superior, additional premium growth relates to internal growth due to improved service, certain product improvements, tougher uninsured motorist laws in states such as California and Florida and entrance into new states such as Nevada and Oregon. Such increase was primarily due to volume rather than rate increases, although the Company adjusts rates on an ongoing basis. Gross Premiums Written for the crop segment increased 14.5% in 1997. Such increase was due to continued industry privatization and aggressive marketing efforts, resulting in continued increase in market share. Remaining gross written premiums represent reinsurance business.

Net Premiums Written

         Net Premiums Written increased in 1997 as compared to 1996 due to the growth in Gross Premiums Written offset by quota share reinsurance.

         In 1997, the Company ceded $62,412,000 of nonstandard automobile premiums as part of a quota share treaty instituted January 1, 1997. For the first three quarters of 1997 the Company ceded 20% of nonstandard automobile premiums and ceded 25% of such premiums in the fourth quarter. In 1998 the Company plans to cede 10% of nonstandard automobile premiums with adjustments as needed for surplus leverage. No such treaty was in effect during 1996. In 1997, the Company ceded $15,640,000 of crop hail premiums as part of a 40% quota share treaty instituted January 1, 1997. In 1996, crop hail premiums were ceded at a rate of 10%. Granite Re participated in 10% of the nonstandard automobile quota share treaties but did not participate in the crop hail quota share treaties.

Net Premiums Earned

         Net Premiums Earned increased in 1997 as compared to the prior year, reflecting the strong growth in Gross Written Premiums offset by the effects of the nonstandard automobile and crop hail quota share treaties. Net premiums earned to net premiums written for the nonstandard automobile segment was 97.8% in 1997 as compared to 90.4% in 1996. The increase in the earned ratio is due to higher premium growth earlier in 1997.

                                                              [small Goran logo]

Fee Income

         Fee income increased $11,023,000 in 1997 compared to 1996. Such increase was due to billing fee income on nonstandard automobile business from an increase in in-force policy count. There was also an increase in the receipt of CAT Coverage Fees and CAT LAE Reimbursement Payments due to higher premium volume.

Net Investment Income

         Net investment income increased $5,032,000 in 1997 compared to 1996. Such increase was due primarily from additional months of investment income from Superior but also due to greater invested assets resulting from premium growth and higher profitability.

Net Realized Capital Gains (Loss)

         Realized gains of $9,393,000 in 1997 were due to the significant strength of the equity markets in 1997 and the Company's position to realize gains as securities had reached targeted pricing levels.

Losses and LAE

         The Loss and LAE Ratio for the nonstandard automobile segment was 78.0% for 1997 as compared to 73.7% for 1996. The Crop Hail Loss Ratio in 1997 was 77.8% compared to 55.3% in 1996. The increase in the Loss and LAE Ratio for the nonstandard automobile segment reflects the recent growth in premium volume in an effort to increase market share and improve economies of scale, increased physical damage severity costs and certain pending rate increases. The Company increased 1996 and prior nonstandard automobile reserves at Pafco by $6.0 million in the first two quarters and $1.5 million in the fourth quarter which increased the Loss and LAE Ratio by 3.0% in 1997. Deficient reserve development at superior was approximately $2.5 million in 1997. The increase in the crop hail loss ratio is the result of storm damage in the third quarter in certain eastern states on new business obtained in 1997. The Company continues to aggressively address ways to decrease the nonstandard automobile loss ratios including elimination of unprofitable agents, rate increases and improved claims management and closure rates. The Company is also reviewing the pricing of the crop hail business to improve future loss experience.

Policy Acquisition and General and Administrative Expenses

         Policy acquisition and general and administrative expenses have increased as a result of the increased volume of business produced by the Company. Policy acquisition and general and administrative expenses rose to $66,197,000 or 23.9% of Net Premiums Earned for 1997 compared to $48,647,000 or 23.3% of Net Premiums Earned in 1996. The Expense Ratio, net of billing fees, for the nonstandard automobile segment improved to 22.7% for 1997 as compared to 23.2% for 1996.

         Due to the accounting for the crop insurance segment, operating expenses for 1997 includes a contribution to earnings of $11,551,000 as compared to $6,095,000 for 1996. Such increase was due to greater Buy-up Expense Reimbursement Payments and MPCI underwriting gain due to increased premium volumes and more favorable underwriting results.

         Amortization of intangibles includes goodwill from the acquisition of Superior, additional goodwill from the acquisition of the minority interest position in GGSH, debt or preferred security issuance costs and organizational costs. The increase in 1997 reflects the effects of the Preferred Securities Offering.

Interest Expense

         Interest expense primarily represents interest incurred since April 30, 1996 on the GGS Senior Credit Facility. The GGS Senior Credit Facility was repaid with the proceeds from the Preferred Securities Offering.

Income Tax Expense

         Income tax expense was 30.6% of pre-tax income from continuing operations for 1997 as compared to 32.2% in 1996.

Distributions on Preferred Securities

         Distributions on Preferred Securities are calculated at a rate of 9.5% net of federal income taxes from the offering date of August 12, 1997.

Years Ended December 31, 1996 and 1995

Gross Premiums Written

         Gross Premiums Written in 1996 increased to $299,376,000 from $146,603,000 in 1995 reflecting a 282% increase in nonstandard automobile insurance and an increase of 56.4% in crop insurance. Other Gross Premiums Written consist of finite reinsurance premiums. The increase in nonstandard automobile Gross Premiums Written was due to the Acquisition, which generated Gross Premiums Written of $118,661,000 subsequent to the Acquisition, as well as a 21% increase in policies in-force issued by Pafco. The increase in Pafco policies in-force primarily resulted from improved service and product improvements. The increase in crop insurance Gross Premiums Written was primarily due to (i) farmers electing higher percentage of crop price levels to be insured under MPCI Buy-up Coverages, (ii) an increase in MPCI policies in-force, and (iii) increase in the number of acres insured, together with an increase of $10,990,000, or 64.8%, in crop hail premiums in 1996 compared to 1995.

Net Premiums Written

         The Company's Net Premiums Written in 1996 increased 161.3% to $213,778,000 from $81,822,000 in 1995 due to the Acquisition, which generated

[small Goran logo]
MANAGEMENT'S DISCSUSSION AND ANALYSIS

Net Premiums Written for Superior of $118,298,000 subsequent to the Acquisition, and the increase in Gross Premiums Written in Pafco's nonstandard automobile insurance business. In addition, the increase in Net Premiums Written resulted from the Company's election not to renew, as of January 1, 1996, its 25% quota share reinsurance on its nonstandard automobile business. As a result of increases over time in its statutory capital, the Company determined that it no longer required the additional capacity provided by this coverage in order to maintain acceptable premium to surplus ratios. Since all MPCI premiums are reported as 100% ceded, MPCI Gross Premiums Written have no effect on Net Premiums Written.

Net Premiums Earned

         The Company's Net Premiums Earned in 1996 increased 188.1% reflecting the increase in Net Premiums Written. The ratio of Net Premiums Earned to Net Premiums Written in 1996 increased to 97.7% from 88.7% in 1995 due to growth in Net Premiums Written in 1996 exceeding growth in Net Premiums Written in 1995.

Fee Income

         The Company's fee income in 1996  increased  327.9% due  principally to
(i) billing fee revenue of $4,655,000 at Superior subsequent to the Acquisition,
(ii) increased billing fee revenue at Pafco of $998,000 from nonstandard automobile insurance policies, resulting from the increase in the in-force policy count described above, and an increase in fees charged per installment in late 1995, and (iii) increased CAT Coverage Fees and CAT LAE Reimbursement Payments resulting from the introduction of CAT Coverages in the Federal Crop Insurance Reform Act of 1994 (the "1994 Reform Act").

Net Investment Income

         The Company's net investment income in 1996 increased 100.2%. This increase was due primarily to the investment earnings of $4,996,000 at Superior subsequent to the Acquisition. Also contributing to the increase in net investment income is an increase in average invested assets in the nonstandard automobile division (not including Superior) to $30,911,000 in 1996 from $22,653,000 in 1995.

Net Realized Capital Gain (Loss)

         The Company recorded a net realized capital loss from the sale of investments of $637,000 in 1996 compared to a net realized capital loss from the sale of investments of $198,000 in 1995. The net realized capital loss in 1996 was the result of sales of securities to shorten the portfolio's overall maturity to provide a better duration match with claims payments.

Losses and LAE

         The Loss and LAE Ratio for the nonstandard automobile segment in 1996 was 73.7% as compared to 73.8% in 1995. The reduction in the Loss and LAE Ratio for 1996 was a function of rate increases and improved claim closure ratios. Crop hail loss ratios decreased in 1996 to 55.3% from 74.3% in 1995 due to more favorable weather conditions and a broader geographic expansion of premiums which serves to reduce exposure.

Policy Acquisition and General and Administrative Expenses

         The Expense Ratio for the nonstandard automobile segment, net of billing fees decreased to 23.2% in 1996 from 32.3% in 1995. This decrease was due to several factors including: (i) lower commission expense at Superior through utilization of multi-tier products, (ii) lower staff expenses as a result of higher utilization and work flow re-engineering, and (iii) technological advancements in the underwriting, premium processing and claims areas. As a result of the accounting for the crop insurance segment, such segment experienced a contribution to income reflected in the policy acquisition and general and administrative expense line item of $6,095,000 in 1996 compared to a contribution to income of $7,466,000 in 1995. This decrease in contribution resulted from a combination of several factors. The primary difference is the decrease in ceding commission income of $2,036,000 which is due to only a 10% quota share agreement for crop hail in 1996 versus a 25% quota share in 1995. Other items include a commission expense increase of $6,217,000 due to higher premium writings and an increase in other operating expenses of $4,153,000. This net increase in expense of $10,370,000 was reduced by an increase of $8,490,000 in Buy-up Expense Reimbursement and an increase in the MPCI underwriting gain of $2,624,000.

Interest Expense

         The Company's interest expense in 1996 increased to $4,961,000 from $1,761,000 in 1995 due primarily to interest of $2,774,000 on the $48 million indebtedness incurred by a subsidiary of GGSH to partially fund the Acquisition (the "GGS Senior Credit Facility").

Income Tax Expense

         The effective tax rate in 1996 reflects a 32.2% provision compared to a 25.8% provision in 1995. The increase in the effective tax rate is due to lower tax-exempt interest income.

                                                              [small Goran logo]

Symons International Group, Inc. - Florida ("SIGF")

         Goran's wholly-owned subsidiary, Symons International Group, Inc. - Florida is a specialized surplus lines underwriting unit. The Company decided to discontinue the operations of this unit in 1997 and expects a sale of this operation to occur in 1998. Such operations no longer fit the Company's strategic operating plan of concentrating on the business segments of nonstandard automobile, crop and reinsurance. Goran wrote third party property and casualty coverage using Pafco, IGF and other insurance companies under contract with SIGF. The volume of business grew by 15.7% to $9,560,000 in 1997 compared to $8,258,000 in 1996 and $5,414,000 in 1995, however, the underwriting profits continued to deteriorate in 1997. SIGF produced an overall loss to the Company of $3,545,000 in 1997 compared to $1,000,000 in 1996 and compared to a profit of $14,000 for 1995.

Non-U.S. Operations

Granite Insurance Company ("Granite")

         Granite is a Canadian federally licensed insurance company which is presently servicing its investment portfolio and a very few outstanding claims. Granite stopped writing business on December 31, 1989 and sold its book of Canadian business in June 1990. The outstanding claims continue to be settled in accordance with actuarial estimates with some deficiencies showing in the most recent year. Granite's invested assets reduced to $3.4 million from $4.5 million in 1996. This is the result of the administration and settlement of claims. Total outstanding claims decreased to $1.3 million in 1997 from $1.9 million in 1996. It is expected that the run-off of outstanding claims will continue at least until 1998. Granite recorded a net loss of $261,000 in 1997, compared to $50,000 earnings in 1996 and $200,000 earnings in 1995. This is reflective of the reduction in investment income.

Granite Reinsurance Company Limited ("Granite Re")

         Granite Re is managed by Atlantic Security Ltd. of Bermuda and Colybrand in Barbados. Granite Re underwrites finite risk reinsurance, stop loss reinsurance and quota share reinsurance. This reinsurance involves a defined maximum risk at the time of entering into a contract. Granite Re participates in various programs in Bermuda, the United States and Canada. On December 31, 1995, its Canadian quota share terminated and is now in run -off which is expected to yield investment revenue and underwriting gains for the next five to six years. The loss portfolio transfer program implemented on June 30, 1990, is now winding down in accordance with management's forecast and is producing profits as anticipated. During 1997, 1996 and 1995, Granite Re participated in certain stop loss programs for Goran's crop insurance subsidiary, IGF. These covers were in accordance with third party placements where Granite Re took a portion after terms having been established by substantial third party reinsurers. In 1997, Granite Re participated in Goran's nonstandard automobile subsidiaries quota share treaty. On January 1, 1996, it assumed all of the outstanding losses and the book of business of Pafco's premium writings from the surplus lines operation in Florida, which is expected to be sold in 1998. Gross premiums written during the 12 months ended November 30, 1997 (Granite Re has a year-end different from Goran) were $10.5 million compared to $12.3 million for the corresponding period in 1996 and $34.8 million in 1995. Earnings were $2.3 million, $2.6 million and $4.0 million in 1997, 1996 and 1995, respectively.

         Total capital and surplus of Granite Re increased to $18.0 million in 1997 from $15.8 million in 1996. Granite Re initially started July 1, 1990 with a capital base of $825,000. Granite Re intends to continue to broaden its base to include captive reinsurance, finite reinsurance, and its existing programs as outlined above.

         The programs currently underwritten by Granite Re generate a loss portfolio that is matched with cash and investments. Such portfolios take about eight to nine years to run-off, thus generating investment returns and underwriting gains and losses during the life of the run-off. New business underwritten is added to the portfolio of outstanding losses and invested assets, thus perpetuating the growth of Granite Re through fees, investment income and underwriting profits.

Liquidity and Capital Resources

         The primary sources of funds available to Goran are from the management fee arrangements with Granite. At this time SIG pays no dividends to Goran or any of its shareholders. The primary source of funds available to SIG as a holding company are dividends from its primary subsidiaries, IGF, IGF Holdings and GGS Management. SIG also receives $150,000 quarterly pursuant to an administration agreement with IGF to cover the costs of executive management, accounting, investing, marketing, data processing and reinsurance.

         GGS Management collects billing fees charged to policyholders of Pafco and Superior who elect to make their premium payments in installments. GGS Management also receives management fees under its management agreement with Pafco and Superior. When the Florida Department of Insurance ("Florida

[small Goran logo]
MANAGEMENT'S DISCUSSION AND ANALYSIS


Department") approved the acquisition of Superior by GGS Holdings, it prohibited Superior from paying any dividends (whether extraordinary or not) for four years from the date of Acquisition without the prior written approval of the Florida Department. Extraordinary dividends, within the meaning of the Indiana Insurance Code, cannot be paid by Pafco without the prior approval of the Indiana Insurance Commissioner. The management fees charged to Pafco and Superior by GGS Management are subject to review by the Indiana and Florida Departments of Insurance.

         The nonstandard automobile insurance subsidiaries' primary sources of funds are premiums, investment income and proceeds from the maturity or sale of invested assets. Such funds are used principally for the payment of claims, operating expenses (primarily management fees), commissions, dividends and the purchase of investments. There is variability to cash outflows because of uncertainties regarding settlement dates for liabilities for unpaid losses. Accordingly, the Company maintains investment programs intended to provide adequate funds to pay claims without forced sales of investments. As claim payments tend to lag premium receipts and due to the growth in premium volume the Company has experienced an increase in its investment portfolio and has not experienced any problems with meeting its obligations for claims payments or management fees.

         As of December 31, 1997, IGF has the ability to pay $13,404,000 in dividends without prior regulatory approval.

         Cash flows in the Company's MPCI business differ from cash flows from certain more traditional lines. The Company pays insured losses to farmers as they are incurred during the growing season, with the full amount of such payments being reimbursed to the Company by the federal government within three business days. MPCI premiums are not received from farmers until covered crops are harvested. Such premiums are required to be paid in full to the FCIC by the Company, with interest, if not paid by a specified date in each crop year.

         During 1997, IGF continued the practice of borrowing funds under a revolving line of credit to finance premiums payable to the FCIC on amounts not yet received from farmers (the "IGF Revolver"). The maximum borrowing amount under the IGF Revolver was $6,000,000 until July 1, 1996, at which time the maximum borrowing amount increased to $7,000,000. The IGF Revolver carried a weighted average interest rate of 9.7%, 8.6%, and 8.75% in 1995, 1996 and 1997, respectively. These payables to the FCIC accrue interest at a rate of 15%, as do the receivables from farmers. By utilizing the IGF Revolver, which bears interest at a floating rate equal to the prime rate plus .25%, IGF avoids incurring interest expense at the rate of 15% on interest payable to the FCIC while continuing to earn 15% interest on the receivables due from the farmer. Subsequent to December 31, 1997, IGF had reduced its contractual borrowing rate to prime minus .75%. The IGF Revolver contains certain covenants which restrict IGF's ability to (i) incur indebtedness and (ii) make loans to others, including affiliates. The IGF Revolver also contains other customary covenants which, among other things, restricts IGF's ability to participate in mergers, acquire another enterprise or participate in the organization or creation of any other business entity. At December 31, 1997, $2,918,000 remains available under the IGF Revolver.

         On August 12, 1997, SIG issued $135 million in Trust Originated Preferred Securities (the "Preferred Securities Offering"). These Preferred Securities were offered through a wholly-owned trust subsidiary of SIG and are backed by Senior Subordinated Notes to the Trust from SIG. These Preferred
Securities were offered under Rule 144A of the SEC and, pursuant to the Registration Rights Agreement executed at closing, SIG filed a Form S- 4 Registration Statement with the SEC on September 16, 1997 to effect the Exchange Offer. The S-4 Registration Statement was declared effective on September 30, 1997 and the Exchange Offer successfully closed on October 31, 1997. The proceeds of the Preferred Securities Offering were used to repurchase the remaining minority interest in GGSH for $61 million, repay the balance of the GGS Senior Credit Facility of $44.9 million and SIG expects to contribute the balance, after expenses, of approximately $24 million to the nonstandard automobile insurers of which $10.5 million was contributed in 1997. Expenses of the issue aggregated $5.1 million and will be amortized over the term of the Preferred Securities (30 years). In the third quarter SIG wrote off the remaining unamortized costs of the GGS Senior Credit Facility of approximately $1.1 million pre-tax or approximately $0.09 per share after income taxes and minority interest.

         The Preferred Securities have a term of 30 years with semi-annual distribution payments at 9.5% per annum commencing February 15, 1998. The Preferred Securities may be redeemed in whole or in part after 10 years.

         SIG shall not, and shall not permit any subsidiary, to incur directly or indirectly, any indebtedness unless, on the date of such incurrence ( and after giving effect thereto), the consolidated coverage ratio exceeds 2.5 to 1. The coverage ratio is the aggregate of net earnings, plus interest expense, income taxes, depreciation and amortization divided by interest expense for the same period.

         The Company plans to fund the distributions on the Preferred Securities from the excess management and billing fees which are paid by the nonstandard automobile insurers to their management company. The Company believes such funds are adequate to pay the distributions on the Preferred Securities for the forseeable future. Additionally, the Company has available dividend capacity from IGF to also meet this funding.

                                                              [small Goran logo]
             [photograph of cars on freeway down right margin]

         Net cash provided by operating activities in 1997 aggregated $14,027,000 compared to $12,728,000 in 1996, excluding the sale of subsidiary stock in 1996 of $18,169,000. This increase in funds provided was caused by additional cash of $15,508,000 from net earnings adjusted for non-cash expenses and realized gains or losses and continued premium growth which results in increased cash flows as loss payments lag receipt of premiums. Net cash used in investing activities increased from $80,482,000 in 1996 to $100,208,000 in 1997 reflecting investment of remaining proceeds from the Preferred Securities Offering and cash flow from operations. In 1997, financing activities provided cash of $89,007,000 compared to cash provided of $72,703,000 in 1996, with funds in 1997 primarily from the Preferred Securities Offering while funds provided in 1996 were primarily from the financing of the acquisition of Superior.

         Net cash provided by operating activities in 1996 was $30,897,000 compared to $9,637,000 in 1995 for an increase of $21,260,000. This increase was due to the $18,169,000 gain from the SIG IPO as well as improved profitability and growth in written premiums. Loss payments in the nonstandard automobile insurance business tend to lag behind receipt of premiums thus providing cash for operations. Net cash used in investing activities increased from $5,673,000 in 1995 to $80,482,000 in 1996. Included in 1996 was a $66,590,000 use of cash for the Acquisition. The remaining increase in cash used in investing activities in 1996 related to the growth in investments due to increased cash provided by operating activities. The primary items comprising the $72,703,000 of cash provided by financing activities in 1996 were the $48,000,000 of proceeds from the GGS Senior Credit Facility, $21,200,000 minority interest investment received as part of the formation of GGS Holdings and the funding of the Acquisition and $37,969,000 of proceeds from the Initial Public Offering.

         The Company believes cash flows in the nonstandard automobile segment from premiums, investment income and billing fees are sufficient to meet that segment's obligations to policyholders, operating expenses and debt service for the foreseeable future. This is due primarily to the lag time between receipt of premiums and claims payments. Therefore, the Company does not anticipate additional borrowings for this segment other than in the event of an acquisition. The Company also believes cash flows in the crop segment from premiums and expense reimbursements are sufficient to meet the segment's obligations for the foreseeable future. Due to the more seasonal nature of the crop segment's operations, it may be necessary to obtain short term funding at times during a calendar year by drawing on an existing line of credit. Except for this short term funding and normal increases therein resulting from an increase in the business in force, the Company does not anticipate any significant short or long term additional borrowing needs for this segment. Accordingly, while there can be no assurance as to the sufficiency of the Company's cash flow in future periods, the Company believes that its cash flow will be sufficient to meet all of the Company's operating expenses and debt service for the foreseeable future and, therefore, does not anticipate additional borrowings except as may be necessary to finance acquisitions.

         While GAAP shareholders' equity was $60,332,000 at December 31, 1997, it does not reflect the statutory equity upon which the Company conducts its various insurance operations. Pafco, Superior and IGF individually had statutory surplus at December 31, 1997 of $19,924,000, $65,146,000 and $42,809,000,
respectively.

[small Goran logo]
MANAGEMENT'S DISCUSSION AND ANALYSIS

Effects of Inflation

         Due to the short term that claims are outstanding in the two product lines the Company underwrites, inflation does not pose a significant risk to the Company.

Primary Differences Between GAAP and SAP

         The financial statements contained herein have been prepared in conformity with Generally Accepted Accounting Principles ("GAAP") which differ from statutory accounting practices ("SAP") prescribed or permitted for insurance companies by regulatory authorities in the following respects: (i) certain assets are excluded as "Nonadmitted Assets" under statutory accounting;
(ii) costs incurred by the Company relating to the acquisition of new business are expensed for statutory purposes, (iii) the investment in wholly owned subsidiaries is consolidated for GAAP rather than valued on the statutory equity method. The net income or loss and changes in unassigned surplus of the subsidiaries is reflected in net income for the period rather than recorded directly to unassigned surplus, (iv) fixed maturity investments are reported at amortized cost or market value based on their National Association of Insurance Commissioners ("NAIC") rating; (v) the liability for losses and loss adjustment expenses and unearned premium reserves are recorded net of their reinsured amounts for statutory accounting purposes, (vi) deferred income taxes are not recognized on a statutory basis and (vii) credits for reinsurance are recorded only to the extent considered realizable.

New Accounting Standards

         The NAIC is considering the adoption of a recommended statutory accounting standard for crop insurers, the impact of which is uncertain since several methodologies are currently being examined. Although the Indiana Department has permitted the Company to continue, for its statutory financial statements through March 31, 1998, its practice of recording its MPCI business as 100% ceded to the FCIC with net underwriting results recognized in ceding commissions, the Indiana Department has indicated that in the future it will require the Company to adopt the MPCI accounting practices recommended by the NAIC or any similar practice adopted by the Indiana Department. Since such a standard would be adopted industry wide for crop insurers, the Company would also be required to conform its future GAAP financial statements to reflect the new MPCI statutory accounting methodology and to restate all historical GAAP financial statements consistent with this methodology for comparability. The Company cannot predict what accounting methodology will eventually be implemented or when the Company will be required to adopt such methodology. The Company anticipates that any such new crop accounting methodology will not affect GAAP net earnings.

         The NAIC currently has a project under way to codify SAP, as existing SAP does not address all accounting issues and may differ from state to state. Upon completion, the codification is expected to replace prescribed or permitted SAP in each state as the new comprehensive statutory basis of accounting for insurance companies. The final format of the codification is uncertain at this time, yet implementation could be required as early as January 1, 1999. Due to the project's uncertainty, the Company has not yet quantified the impact any such changes would have on the statutory capital and surplus or results of operations of the Company's insurance subsidiaries. The impact of adopting this new comprehensive statutory basis of accounting may, however, materially impact statutory capital and surplus.

Impact of the Year 2000 Issue

              The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. This could result in recognizing data using "00" as 1900 rather than 2000 which could result in system failures or miscalculations. This could create a disruption in business activities.

         The Company's nonstandard automobile operations have been in the process of developing a completely new array of information technology services. During 1998 the Company will be testing and implementing these new systems and expects to be fully operational with these new systems in 1998. The new systems will be completely Year 2000 compliant. However, the intention of the new systems was to improve transaction processing and the Company's expense ratio rather than any Year 2000 issue. The Company has expended most of the funds necessary for implementation of these new systems prior to January 1, 1998 and does not expect expenditures in 1998 to be material.

         The Company's crop operations have been implementing changes to incorporate Year 2000 concerns for the past two years and expect completion of such efforts in 1998. Expenditures for these changes have not been material and are not expected to be material in the future.

         While implementation of these new systems or changes to existing systems carries risks that modifications will need to be made in order for them to be completely effective, the Company believes at this time that such modifications will not require material funds and will not be extensive subsequent to December 31, 1998. There is no assurance that such systems will be implemented without a disruption to the Company's operations.

                                                              [small Goran logo]
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                               As at December 31
                           (in thousands of U.S. dollars, except per share data)
                                                     CONSOLIDATED BALANCE SHEETS



ASSETS                                                          1997      1996

Cash and investments (note 5)                                 $247,124  $202,666
                                                               -------   -------

Accounts Receivable

  Premiums receivable                                           89,762    63,874

  Due from insurance companies                                  13,782    33,905

  Due from associated companies                                  1,442       140

  Accrued and other receivables                                  2,658     3,330
                                                               -------   -------
                                                               107,644   101,249

  Reinsurance recoverable on outstanding claims                 94,424    33,113

  Prepaid reinsurance premiums                                  36,607    14,983

  Capital assets (note 6)                                       12,230     8,181

  Deferred policy acquisition costs                             11,849    13,860

  Deferred income taxes                                          2,098       974

  Intangibles (note 7)                                          42,562     4,089

  Other assets                                                   6,310     2,227
                                                                -------  -------

                                                              $560,848  $381,342
                                                               =======   =======

LIABILITIES

Accounts Payable

  Due to insurance companies                                   $37,350    $5,755

  Accrued and other payables                                    27,266    21,051
                                                               -------   -------
                                                                64,616    26,806

Outstanding claims (notes 2(e) and 4)                          152,871   127,045

Unearned premiums (note 4)                                     118,616    91,207

Bank loans (note 8)                                              4,182    48,000
                                                               -------   -------
                                                               340,285   293,058
                                                               -------   -------

Minority interest:

  Equity in net assets of subsidiaries                          25,231    41,026

  Preferred Securities (note 3)                                135,000       ---
                                                               -------   -------

                                                               160,231    41,026
                                                               -------   -------
Contingent liabilities and commitments (note 12)

SHAREHOLDERS EQUITY                                             60,332    47,258
                                                               -------   -------

                                                              $560,848  $381,342
                                                               =======   =======

See accompanying notes to Consolidated Financial Statements

Approved on behalf of the board


/s/                                 /s/
Director                            Director

[small Goran logo]
CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31
(in thousands of U.S. Dollars, except per share data)
CONSOLIDATED STATEMENTS OF EARNINGS




REVENUE                                                        1997       1996      1995

Gross premiums written                                       $448,982   $299,376  $146,603
                                                              =======    =======   =======
Net premiums written                                         $281,896   $213,778   $81,822
                                                              =======    =======    ======
Net premiums earned                                          $276,540   $208,883   $72,530

Fee income                                                     20,309      9,286     2,170

Net investment income                                          12,777      7,745     3,868

Net realized capital gains (losses)                             9,393       (637)     (198)
                                                              -------    -------    ------
Total Revenue                                                 319,019    225,277    78,370
                                                              -------    -------    ------
EXPENSES

Net claims incurred                                           210,634    146,274    51,453

Commissions and operating expenses (note 14)                   66,197     48,647    15,502

Amortization of intangibles                                     1,197        411       ---

Interest expense                                                3,087      4,961     1,761
                                                              -------    -------    ------
Total Expenses                                                281,115    200,293    68,716
                                                              -------    -------    ------
Earnings before undernoted items                               37,904     24,984     9,654

Provision for income taxes (note 10)                           11,596      8,056     2,497

Preferred security distributions, net of tax                    3,120        ---       ---

Minority interest                                               7,205      2,801       ---
                                                               ------     ------     -----
Earnings from continuing operations                            15,983     14,127     7,157

Net earnings (loss) from discontinued operations
 (note 3)                                                      (3,545)    (1,000)       14

Gain on sale of subsidiary stock (note 3)                         ---     18,169       ---
                                                              -------     ------     -----
Net earnings                                                  $12,438    $31,296    $7,171
                                                               ======     ======     =====

Earnings per share from continuing operations                   $2.86      $2.67     $1.43

Earnings per share from continuing operations -
   fully diluted                                                $2.70      $2.48     $1.24

Net earnings per share                                          $2.22      $5.92     $1.43

Net earnings per share - fully diluted                          $2.12      $5.28     $1.24
                                                                 ====       ====      ====


See accompanying Notes to Consolidated Financial Statements

                                                              [small Goran logo]
                                               CONSOLIDATED FINANCIAL STATEMENTS
                                                 For the years ended December 31
                           (in thousands of U.S. Dollars, except per share data)
                      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY



                                  Capital                    Cumulative     Retained        Total
                                   Stock      Contributed   Translation     Earnings     Shareholders'
                                 (Note 9)       Surplus      Adjustment     (Deficit)       Equity

Balance at December 31,
1995                           $16,817,000    $      ---     $(300,000)    $(3,895,000)   $12,622,000

Issuance of common shares          599,000           ---           ---             ---        599,000

Increase in contributed
surplus                                ---     2,775,000           ---             ---      2,775,000

Change in cumulative
translation adjustment                 ---           ---       (34,000)            ---        (34,000)

Net earnings                           ---           ---           ---      31,296,000     31,296,000
                                ----------     ---------       -------      ----------     ----------
Balance at December 31,
1996                            17,416,000     2,775,000      (334,000)     27,401,000     47,258,000

Issuance of common shares          594,000           ---           ---             ---        594,000

Change in cumulative
translation adjustment                 ---           ---        42,000             ---         42,000

Net earnings                            ---          ---           ---      12,438,000     12,438,000
                                -----------    ---------       -------      ----------     ----------
Balance at December 31,
1997                           $18,010,000    $2,775,000     $(292,000)    $39,839,000    $60,332,000
                                ==========     =========       =======      ==========     ==========


See accompanying Notes to Consolidated Financial Statements

[small Goran logo]
CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31
(in thousands of U.S. Dollars, except per share data)
CONSOLIDATED STATEMENTS OF CHANGES IN CASH RESOURCES




                                                         1997      1996        1995

Cash provided by (used in):

Operating activities

  Net earnings                                          $12,438    $31,296    $ 7,171

  Items not involving cash:

    Amortization                                          5,258      2,438        693

    Minority interest share in net earnings               7,205      2,801        (16)

    Loss (gain) on sale of investments                   (9,393)       637        198

    Gain on sale of capital assets                          ---         (4)        (7)
                                                        -------     ------     ------
  Working capital provided by operating activities       15,508     37,168      8,039

  Changes in working capital relating to operations
  (note 15)                                              (1,481)    (6,271)     1,598
                                                        -------     ------     ------
                                                         14,027     30,897      9,637
                                                        -------     ------     ------
Financing activities

  Proceeds from issuance of preferred securities        129,877        ---        ---

  Repayment of debentures                                   ---    (11,085)    (1,462)

  Proceeds from (repayment of) bank loans               (43,818)    42,189        220

  Proceeds from consolidated subsidiary minority
  interest owners                                         2,354     41,000        ---

  Issue of share capital                                    594        599        303
                                                        -------     ------     ------
                                                         89,007     72,703       (939)
                                                        -------     ------     ------
Investing activities

  Purchase of minority interest                         (61,000)       ---        ---

  Acquisition of Superior                                   ---    (66,590)       ---

  Net purchase of marketable securities                 (34,535)   (11,996)    (4,147)

  Net purchase of capital assets                         (5,803)    (2,459)    (1,681)

  Other, net                                              1,130        563        155
                                                        -------     ------     ------
                                                       (100,208)   (80,482)    (5,673)
                                                        -------     ------     ------
Increase in cash resources during the year                2,826     23,118      3,025

Cash resources, beginning of year                        33,731     10,613      7,588
                                                        -------     ------     ------
Cash resources, end of year                             $36,557    $33,731    $10,613
                                                        =======     ======     ======
Cash resources are comprised of:

  Cash                                                  $13,324    $ 4,679    $ 4,171
  Short-term investments                                $23,233     29,052      6,442
                                                        -------     ------     ------
                                                        $36,557    $33,731    $10,613
                                                        =======     ======     ======


See accompanying Notes to Consolidated Financial Statements

                                                              [small Goran logo]
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      December 31, 1997 and 1996
                 (in thousands of U.S. dollars, except share and per share data)

1.  ORGANIZATION

Goran Capital Inc. ("Goran" or the "Company") is the parent company of the Goran group of companies. The consolidated financial statements include the accounts of all subsidiary companies of Goran, as follows:

1. Symons International Group, Inc. ("SIG") is a 67% owned subsidiary of Goran. SIG is primarily involved in the sale of nonstandard automobile insurance and crop insurance. Its products are marketed through independent agents and brokers, in 38 states, primarily in the Midwest and Southern United States.

SIG's wholly-owned subsidiaries are as follows:

  GGS Management Holdings, Inc. ("GGSH") - a holding company for the nonstandard automobile operations which includes GGS Management, Inc., Pafco General Insurance Company and the Superior Insurance Company entities;

  GGS Management, Inc. ("GGS") - a management company for the nonstandard automobile operations domiciled in Delaware;

  Superior Insurance Company ("Superior") - an insurance company domiciled in Florida;

  Superior American Insurance Company ("Superior American") - an insurance company domiciled in Florida;

  Superior Guaranty Insurance Company ("Superior Guaranty") - an insurance company domiciled in Florida;

  Pafco General Insurance Company ("Pafco") - an insurance company domiciled in Indiana; and

  IGF Holdings, Inc. ("IGFH") - a holding company for the crop operations which includes IGF Insurance Company ("IGF") - an insurance company domiciled in Indiana.

2. Granite Reinsurance Company Ltd. ("Granite Re") - a finite risk reinsurance company based in Barbados.

3. Granite Insurance Company ("Granite") - a Canadian federally licensed insurance company which ceased writing new insurance policies on January 1, 1990.

4. Symons International Group, Inc. of Ft. Lauderdale, Florida ("SIGF") - a Florida based surplus lines insurance agency. (See Note 3.)

On January 31, 1996, Goran and SIG entered into an agreement with GS Capital Partners II, L.P. ("Goldman Sachs") to create a company, GGSH, to be owned 52% by SIG and 48% by Goldman Sachs. GGSH created GGS, a management company for the nonstandard automobile operations which includes Pafco and the Superior entities. (See Note 3.)

On April 30, 1996, GGSH acquired the Superior entities through a purchase business combination. The Company's consolidated results of operations for the year ended December 31, 1996 include the results of operations of the Superior entities subsequent to April 30, 1996, the date of the acquisition. (See Note 3.)

On August 12, 1997, SIG acquired the 48% minority interest in GGSH from Goldman Funds through a purchase business combination. (See Note 3.)

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Canada ("Canadian GAAP").

(a)      Basis of Consolidation

         The consolidated financial statements include the accounts of Goran and its subsidiary companies.

         All significant intercompany transactions and balances have been eliminated.

(b)      Premiums

         Premiums are taken into income evenly over the lives of the related policies.

(c)      Commissions

         Commission expenses and related reinsurance commission recoveries are recorded at the effective date of the respective insurance policy.

(d)      Deferred Policy Acquisition Costs

         Deferred policy acquisition costs comprise of agents' commissions, premium taxes and certain general expenses which are related directly to the acquisition of premiums. These costs, to the extent that they are considered recoverable, are deferred and amortized over the same period that the related premiums are taken into income.

(e)      Outstanding Claims

         The reserve for outstanding claims includes estimates for reported unpaid losses and losses incurred but not reported. Reserves are established using case-basis valuations and statistical analysis as claims are reported. Those estimates are subject to the effects of trends in loss severity and frequency. While management believes the reserves are adequate, the provision for losses are necessarily based on estimates and are subject to considerable variability. Changes in the estimated reserves are charged and credited to operations as additional information on the estimated amount of a claim becomes known during the course of its settlement. The reserve for outstanding claims has been reported on by independent actuaries. The Company's policy regarding the recognition of the time value of money on outstanding claims is as follows:

         (i)      DIRECT CLAIMS

                  The reserve includes the recognition of the time value of money on direct claims liabilities. Using an interest rate of 6.0% (1996 - 7.5%) net claims incurred have been reduced by $504 (1996 increased by $66) and outstanding claims at December 31, 1997 reduced by $1,765 (1996 - $1,261).

         (ii)     ASSUMED CLAIMS

                  The Company has not recognized the time value of money with respect to assumed claims liabilities over which it does not have direct control over the timing of settlement of the liabilities. If the Company had discounted these claims using an interest rate of 6.0% (1996 - 7.5%) net claims incurred would have been increased by $64 (1996 - increased by $730 ) and outstanding claims at December 31, 1997 would have been reduced by $1,554 (1996 - $1,618).

                                                              [small Goran logo]
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      December 31, 1997 and 1996
                 (in thousands of U.S. dollars, except share and per share data)

(f)      Investments

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

(g)      Capital Assets

         Capital assets are recorded at cost, net of accumulated amortization. Amortization is provided at rates sufficient to amortize the costs over the estimated useful lives of the assets.

(h)      Foreign Currency Translation

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

(i)      Use of Estimates

         The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in future as more information becomes known which could impact the amounts reported and disclosed herein.

(j)      Comparative Figures

         Certain comparative figures have been reclassified to conform to the basis of presentation adopted in 1997.

(k)      Preferred Securities

         Preferred securities represent SIG-obligated mandatorily redeemable securities of subsidiary holding solely parent debentures and are reported at their liquidation value under minority interest. Distributions on these securities are charged against consolidated earnings.

3.  CORPORATE REORGANIZATION, ACQUISITIONS AND PUBLIC OFFERINGS

In April 1996, Pafco contributed all of the outstanding shares of capital stock of IGF to IGFH, a wholly-owned and newly formed subsidiary of Pafco, and the Board of Directors of IGFH declared an $11,000 distribution to Pafco in the form of cash or $7,500 and a note payable of $3,500 ("Pafco Note"). IGFH borrowed the $7,500 portion of the distribution from a bank ("IGFH Note"). The notes were paid in full from the proceeds of the Offering. Immediately following the distribution, Pafco distributed all of the outstanding common stock of IGFH to SIG. Although SIG believes the plan of reorganization or spin off did not result in gain or loss, no assurance can be given that the Internal Revenue Service will not challenge the transaction.

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)

On January 31, 1996, the Company and SIG entered into an agreement ("Agreement") with GS Capital Partners II, L.P. (the "Goldman Funds") to create GGSH, to be owned 52% by the Company and 48% by the Goldman Funds. In accordance with the Agreement, on April 30, 1996, the Company contributed certain fixed assets and Pafco with a combined book value, determined in accordance with generally accepted accounting principles, of $17,186, to GGSH. Goldman Funds contributed $21,200 to GGSH, in accordance with the Agreement. In return for the cash contribution of $21,200, Goldman Funds received a minority interest share in GGSH at the date of contribution of $18,425, resulting in a $2,775 increase to additional paid-in capital. At December 31, 1996, Goldman Funds' minority interest share consisted of the following:

     Contribution April 30, 1996       $18,425
     GGSH earnings                       2,801
                                        ------
                                       $21,226
                                        ======

In connection with the above transactions, GGSH acquired (the "Acquisition") all of the outstanding shares of common stock of Superior and its wholly-owned subsidiaries, domiciled in Florida, (collectively referred to as "Superior") for cash of $66,590. In conjunction with the Acquisition, the Company's funding was through a senior bank facility of $48,000 and a cash contribution from Goldman Funds of $21,200.

The acquisition of Superior was accounted for as a purchase and recorded as follows:

     Assets acquired                  $165,826
     Liabilities assume                100,566
     Net assets acquire                 65,260
     Purchase price                     66,590
                                        ------
     Goodwill                           $1,330
                                        ======

The Company's results from operations for the year ended December 31, 1996 include the results of Superior subsequent to April 30, 1996.

On August 12, 1997, the Company purchased the remaining minority interest in GGSH for $61 million in cash. The excess of the acquisition price over the minority interest liability of $25,355 aggregated approximately $35,645 and was assigned to goodwill as the fair market value of acquired assets approximated their carrying value.

Goodwill is amortized over a 25-year period on a straight-line basis based upon management's estimate of the expected benefit period.

On November 5, 1996, SIG sold 3,000,000 shares at $12.50 per share in an initial public offering ("IPO") of common stock. An additional 450,000 shares were sold in December 1996 representing the exercise of the overallotment option. SIG generated net proceeds after underwriter's discount and expenses, of $37,969 from the offering, the proceeds of which were used to repay the IGFH and Pafco Notes, repay indebtedness to Goran and Granite Re of approximately $7,500 and pay Goran a dividend of $3,500. The Company used its proceeds to pay off the balance of its debentures.

Assuming that these transactions took place (including the IPO) at January 1, 1995 or at January 1, 1996, the pro-forma effect of these transactions would result in summarized company consolidated statements of earnings as follows:

                                                          1996        1995
                                                            (unaudited)

Revenues                                                $269,362    $185,629
Earnings from continuing operations                      $16,318      $9,421
Earnings per share from continuing operations              $3.08       $1.88

                                                              [small Goran logo]
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      December 31, 1997 and 1996
                 (in thousands of U.S. dollars, except share and per share data)

As a result of the IPO, the Company effectively disposed of a 33% interest in SIG. The change in the Company's share of SIG's net identifiable assets at the time of the IPO, represented by the Company's 67% proportionate interest in the net IPO proceeds over the 33% proportionate share of the book value of SIG disposed, amounts to a gain of $18,169 and is reported as unusual income in 1996.

On August 12, 1997, SIG issued $135 million in Trust Originated Preferred Securities ("Preferred Securities"). These Preferred Securities were offered through a wholly-owned trust subsidiary of SIG and are backed by Senior Subordinated Notes to the Trust from SIG. These Preferred Securities were offered under Rule 144A of the SEC ("Preferred Securities Offering") and, pursuant to the Registration Rights Agreement executed at closing, SIG filed a Form S-4 Registration Statement with the SEC on September 16, 1997 to effect the Exchange Offer. The S-4 Registration Statement was declared effective on September 30, 1997 and the Exchange Offer successfully closed on October 31, 1997. The proceeds of the Preferred Securities Offering were used to repurchase the remaining minority interest in GGSH for $61 million, repay the balance of the term debt of $44.9 million and SIG expects to contribute the balance, after expenses, of approximately $24 million to the nonstandard automobile insurers of which $10.5 million was contributed in 1997. Expenses of the issue aggregated $5.1 million and will be amortized over the term of the Preferred Securities (30 years). In the third quarter the Company wrote off the remaining unamortized costs of the term debt of approximately $1.1 million pre-tax or approximately $0.09 per share after income taxes and minority interest.

The Preferred Securities have a term of 30 years with semi-annual distribution payments at 9.5% per annum commencing February 15, 1998. The Preferred Securities may be redeemed in whole or in part after 10 years.

SIG shall not, and shall not permit any subsidiary, to incur directly or indirectly, any indebtedness unless, on the date of such incurrence (and after giving effect thereto), the Consolidated Coverage Ratio exceeds 2.5 to 1. The Coverage Ratio is the aggregate of net earnings, plus interest expense, income taxes, depreciation, and amortization divided by interest expense for the same period.

Assuming the Preferred Securities Offering took place at January 1, 1997, the proforma effect of this offering on the Company's consolidated statement of earnings for the year ended December 31, 1997 is as follows:

                                            Unaudited
                                          (In thousands)

    Revenues                                 $319,019
    Net earnings                              $11,163
    Net earnings per common share               $1.99

Proforma results for the Preferred Securities Offerings for 1996 and 1995 would not be meaningful due to the Acquisition and IPO in 1996.

The pro-forma results are not necessarily indicative of what actually would have occurred if these transactions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results.

In December 1997, the Company discontinued the operations of SIGF. Accordingly, the results of these operations have been accounted for separately from the results of ongoing operations. The net loss from discontinued operations was $3,545 and $1,000 and net earnings of $14 for the years ended December 31, 1997, 1996 and 1995, respectively.

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)

4.  REINSURANCE

The Company's insurance subsidiaries follow a policy of underwriting and reinsuring contracts of insurance which limits their liability to a maximum amount on any one claim for nonstandard automobile of $250 (1996 - $250) with the result that claims incurred are stated net of reinsurance. The crop division reinsures losses through stop loss in excess of 80% loss ratio for crop hail and 100% loss ratio for MPCI. As the primary insurers, the Company's insurance subsidiaries maintain the principal liability to the policyholder.

The effect of reinsurance on the activities of the Group can be summarized as follows:



1997                                                    Gross       Ceded          Net

Premiums written                                       $448,982   $(167,086)    $281,896

Premiums earned                                         422,200    (145,660)     276,540

Incurred losses and loss adjustment expenses            312,079    (101,445)     210,634

Commission expense (note 14)                             65,529     (74,426)       8,898

Outstanding claims                                      152,871     (94,424)      58,447

Unearned premiums                                       118,616     (36,607)      82,009

1996                                                    Gross       Ceded          Net

Premiums written                                       $299,376    $(85,598)    $213,778

Premiums earned                                         303,187     (94,304)     208,883

Incurred losses and loss adjustment expenses            237,882     (91,608)     146,274

Commission expense (note 14)                             48,601     (44,096)       4,505

Outstanding claims                                      127,045     (33,113)       93,932

Unearned premiums                                        91,207     (14,983)       76,224

1995                                                    Gross       Ceded          Net

Premiums written                                       $146,603    $(64,781)    $ 81,822

Premiums earned                                         141,824     (69,294)      72,530

Incurred losses and loss adjustment expenses            145,261     (93,808)      51,453

Commission expense (note 14)                             25,069     (25,950)        (881)

Outstanding claims                                       87,655     (41,667)      45,988

Unearned premiums                                        33,159      (6,263)      26,896


5.  CASH AND INVESTMENTS

                                           1997                    1996
                                     Book        Market       Book       Market
                                     Value       Value        Value      Value

Cash                                $13,324     $13,324      $4,679      $4,679

Short-term investments               23,233      23,233      29,052      29,052

Equities                             35,446      36,631      28,443      29,431

Bonds and debentures                172,401     174,215     137,521     138,383

Mortgages                             2,220       2,220       2,430      2,430

Real Estate                             450         450         466        466

Other loan receivable                    50          50          75         75
                                    -------     -------     -------    -------

Total Cash & Investments           $247,124    $250,123    $202,666   $204,516
                                    =======     =======     =======    =======

                                      -24-

                                                              [small Goran logo]
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      December 31, 1997 and 1996
                 (in thousands of U.S. dollars, except share and per share data)

At December 31, 1997, cash and investments of approximately $42,367 (1996 - $41,659) are on deposit or held in trust by cedents, and to a limited amount regulatory authorities, to secure certain of the outstanding claims of the Company.

6.  CAPITAL ASSETS

                                                     1997
                                                 Accumulated           1996
                                          Cost   Depreciation   Net     Net

Land                                       $226       $---      $226    $226
Buildings                                 5,421      1,323     4,098   3,154
Furniture, fixture and equipment         12,119      4,242     7,877   4,788
Automobiles                                  46         17        29      13
                                         ------      -----     -----   -----
Total                                   $17,812     $5,582    $12,230 $8,181
                                         ======      =====     ======  =====

Depreciation expense related to capital assets for the years ended December 31, 1997, 1996 and 1995, was $1,754, $1,811 and $483, respectively.

7.  INTANGIBLES

Intangible assets at December 31 are as follows:


                                                     1997
                                                 Accumulated           1996
                                          Cost   Depreciation   Net     Net

Goodwill                                $36,975       $654    $36,321  $1,330
Deferred preferred security debt costs    5,123         70      5,053     ---
Deferred debt costs                         ---        ---        ---   1,232
Organization costs                        1,527        339      1,188   1,527
                                         ------      -----      ------  -----
Total                                   $43,625     $1,063     $42,562 $4,089
                                         ======      =====      ======  =====


Amortization expense related to intangible assets for the years ended December 31, 1997, 1996, and 1995 was $1,197, $411 and $0, respectively.

8.  BANK LOANS

IGF maintained a secured revolving line of credit, bearing interest at prime plus 25 basis points, in the amount of $7,000,000 at December 31, 1997.

Interest on this line of credit was at the New York prime rate (8.50% at December 31, 1997) plus 0.25% adjusted daily. Subsequent to December 31, 1997 this rate was adjusted to prime minus .75%. This line is collateralized by the crop-related uncollected premiums, reinsurance recoverable on paid losses, Federal Crop Insurance Corporation (FCIC) annual settlement and FCIC premium tax recoverables, and a first lien on the real estate owned by IGF. The line requires IGF to maintain its primary banking relationship with the issuing bank, limits capital purchases and requires the maintenance of certain financial ratios. At December 31, 1997, IGF was in compliance with all covenants associated with the line or had received proper waivers. The weighted average interest rate on the line of credit was 8.75%, 8.6% and 9.7% during 1997, 1996 and 1995, respectively.

At December 31, 1997, IGF had outstanding borrowings in the amount of $4,182 (1996 - $NIL).

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)

The term debt at GGS, was repaid in full on August 12, 1997. Interest on the term debt was payable quarterly at LIBOR plus 2.75%. In 1996, SIG entered into an interest rate swap agreement to protect SIG against interest rate volatility. As a result, SIG fixed its interest rate on the term debt at 8.31% through November 1996, 8.85% through January 1997, 9.08% through April 1997, 9.24% through July 1997 and 8.80% through repayment.

9.  CAPITAL STOCK

The Company's authorized share capital consists of:

    (a) First Preferred Shares

    An unlimited number of first preferred shares of which none are outstanding at December 31, 1997 (1996 NIL).

    (b) Common Shares

    An unlimited number of common shares of which 5,730,276 are outstanding as at December 31, 1997 (1996 - 5,405,820).

During the year, pursuant to the exercise of warrants and options, the Company issued 324,456 (1996 - 341,591) common shares for aggregate consideration in the amount of $594 (1996 - $599).

The Company has reserved for issue 546,856 (1996 - 709,149) common shares consisting of:

     i) 0 (1996 - 182,250) shares issuable on the exercise of warrants for the purchase of common shares at $2.19 per share, issued to former debenture holders; and


    ii) 546,856 (1996 - 526,899) shares pursuant to the employee incentive share option plan as follows:


         Number of Shares      Exercise Price ($ Cdn)       Expiry Date
         ----------------      ----------------------       ------------

               2,000                   7.25                 April 25, 2000

               8,000                  11.00                 December 7, 2000

              47,049                   2.48                 March 8, 2001

              45,000                   5.25                 July 14, 2002

              47,364                   7.25                 April 25, 2003

               1,000                   5.25                 July 14, 2004

               1,000                   7.25                 April 25, 2005

               7,861                  39.00                 August 11, 2005

             207,088                  16.50                 May 13, 2006

             180,494                  29.00                 January 29, 2007
             -------
             546,856
             =======

             The warrants expired on December 31, 1997, leaving 24,625 warrants unexercised.

   iii) On November 1, 1996 SIG adopted the SIG 1996 Stock Option Plan. The SIG 1996 Stock Option Plan provides authority to grant nonqualified stock options and incentive stock options to officers and key employees of SIG and its subsidiaries and nonqualified stock options to nonemployee directors of SIG and Goran. The options granted to the Company's Chairman (436,567 shares)

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)

         vest and become exercisable in full on the first anniversary of the grant date. All of the remaining outstanding stock options vest and become exercisable in three equal installments on the first, second and third anniversaries of the date of grant. All options were granted at an exercise price equal to the fair market value of the Company's common stock at time of grant.

Information regarding the SIG Stock Option Plan is summarized below:

                                                                   1997                       1996
                                                                 Weighted                   Weighted
                                                                  average                   average
                                                                 exercise                   exercise
                                                     Shares        price       Shares        price
------------------------------------------------------------------------------------------------------

Outstanding at the beginning of the year             830,000       $12.50          ---        $  ---
------------------------------------------------------------------------------------------------------
Granted                                              185,267        15.35      830,000         12.50
------------------------------------------------------------------------------------------------------
Exercised                                            (1,667)        12.50          ---           ---
------------------------------------------------------------------------------------------------------
Forfeited                                           (13,600)        12.50          ---           ---
                                                    -------                        ---
------------------------------------------------------------------------------------------------------
Outstanding at the end of the year                 1,000,000       $13.03      830,000        $12.50
                                                   =========                   =======
------------------------------------------------------------------------------------------------------
Options exercisable at year end                      521,578                       ---
------------------------------------------------------------------------------------------------------
Available for future grant                               ---                   170,000
------------------------------------------------------------------------------------------------------


                                                               Options                      Options
                                                Weighted     outstanding                   exercisable
                                                 average       weighted                     weighted
                                                remaining      average                      average
                                    Number      life (in       exercise      Number         exercise
Range of exercise prices         outstanding      years)        price       exercisable       price
------------------------------------------------------------------------------------------------------

$12.50-$13.75                       933,733        8.9         $12.66        521,578          $12.50
------------------------------------------------------------------------------------------------------
$17.75-$19.25                        66,267        9.7          18.23            ---             ---
                                     ------                                      ---
------------------------------------------------------------------------------------------------------
                                  1,000,000                                  521,578
                                  =========                                  =======
------------------------------------------------------------------------------------------------------

The Board of Directors of GGSH adopted the GGS Management Holdings, Inc. Stock Option Plan (the "GGS Stock Option Plan"), effective April 30, 1996. The GGS Stock Option Plan authorizes the granting of nonqualified and incentive stock options to such officers and other key employees as may be designated by the Board of Directors of GGSH. Options granted under the GGS Stock Option Plan have a term of ten years and vest at a rate of 20% per year for the five years after the date of the grant. The exercise price of any options granted under the GGS Stock Option Plan shall be subject to the following formula: 50% of each grant of options having an exercise price determined by the Board of Directors of GGSH at its discretion, with the remaining 50% of each grant of options subject to a compound annual increase in the exercise price of 10%, with a limitation on the exercise price escalation as such options vest.

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)

Information regarding the GGS Stock Option Plan is summarized below:


                                                                       1997                             1996
                                                                     Weighted                         Weighted
                                                                     average                          average
                                                                     exercise                         exercise
                                                    Shares             price          Shares           price
---------------------------------------------------------------------------------------------------------------

Outstanding at the beginning of the year            55,972            $51.75            ---            $  ---
---------------------------------------------------------------------------------------------------------------
Granted                                                ---               ---         55,972             51.75
---------------------------------------------------------------------------------------------------------------
Forfeited                                           (1,950)            51.75            ---               ---
                                                    ------                               ---
---------------------------------------------------------------------------------------------------------------
Outstanding at the end of the year                  54,022            $51.75         55,972            $51.75
                                                    ======                           ======
---------------------------------------------------------------------------------------------------------------
Options exercisable at year end                     10,804                              ---
---------------------------------------------------------------------------------------------------------------
Available for future grant                          57,089                           55,139
---------------------------------------------------------------------------------------------------------------

                                                                   Options                            Options
                                                   Weighted       outstanding                        exercisable
                                                   average        weighted                           weighted
                                                  remaining        average                            average
                                 Number            life (in        exercise           Number          exercise
Range of exercise prices      outstanding          years)           price          exercisable         price
-----------------------------------------------------------------------------------------------------------------

$44.17-$53.45                   37,815               8.3            $46.13            10,804           $46.38
-----------------------------------------------------------------------------------------------------------------
$58.79-$71.14                   16,207               8.3             64.87               ---              ---
                                ------                                                   ---
-----------------------------------------------------------------------------------------------------------------
                                54,022                                                10,804
                                ======                                                ======
-----------------------------------------------------------------------------------------------------------------

10.  INCOME TAXES

The provision for (recovery of) income taxes is analyzed as follows:

                                                                   1997    1996      1995
                                                                   ----    -----     ----

Consolidated net earnings before income taxes and
   discontinued operations                                       $37,904  $43,153   $9,654
                                                                  ======   ======    =====

Incomes taxes at Canadian statutory rates                        $16,867  $19,203   $4,287

Effect on taxes resulting from:
  Tax exempt income                                               (1,714)  (1,495)  (1,571)
  U.S. statutory rate differential                                (3,262)  (2,566)    (750)
  Application of losses carried forward and reserves                (292)     ---     (399)
  Nontaxable gain on IPO                                             ---   (8,085)     ---
  Operating loss for which no current income tax
     benefit is recognized                                           116    1,027      785
  Timing differences                                               1,124      (73)    (145)
  Other, net                                                        (119)     (28)     145
                                                                  -------  -------   ------
Current tax provision                                              12,720    7,983    2,352
Deferred tax provision (recovery)                                  (1,124)      73      145
                                                                  -------  -------   ------
                                                                 $11,596  $  8,056  $2,497
                                                                  ======   =======   ======

At December 31, 1997, the Company's Canadian subsidiary had reserves, unclaimed for income tax purposes, of $677 (1996 - $1,027). In addition, the Company and its consolidated subsidiaries have operating loss carry forwards of approximately $8,444 (1996 - $12,591) for tax purposes which expire primarily after 1997. The Company also has net capital losses carried forward of approximately $7,875 (1996 - $8,097) which can be applied to reduce income taxes on any future taxable capital gains. The potential tax benefit of the reserves and losses carried forward have not been recorded in these financial statements.

                                                              [small Goran logo]
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      December 31, 1997 and 1996
                 (in thousands of U.S. dollars, except share and per share data)

11. RELATED PARTY TRANSACTIONS

In 1989, the Company wrote off a loan of $5,135 owed by a subsidiary of Symons International Group Ltd. ("SIGL"). SIGL, the majority shareholder of Goran, guaranteed this loan and pledged 1.2 million escrowed common shares of Goran (the "escrowed shares") as security for the loan. During 1994, SIGL entered into agreements with Goran whereby as consideration for the release of 766,600 of the escrowed shares, SIGL repaid $1,465 of the loan. During 1997, SIGL entered into an agreement with Goran whereby as consideration for release of 333,400 of the escrowed shares, SIGL repaid $1,444 of the loan. The balance due to Goran of $2,226 continues to be guaranteed by SIGL and is secured by the 100,000 remaining escrowed shares.

Included in other receivables are $346 (1996 - $595) due from certain shareholders and directors which relate to the purchase of common shares of the Company. Approximately half of the amounts due bear interest and are subject to principal repayment schedules.

12. CONTINGENT LIABILITIES AND COMMITMENTS

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

On October 27, 1997, IGF reached an agreement with the FCIC to settle a lawsuit started March 23, 1995, with both parties dismissing all claims against one another which were subject to the litigation. The FCIC has agreed to pay IGF a lump sum payment of $60,000.

The Company bought an office building in Des Moines, Iowa, as its crop insurance division home office. The purchase price was $2.6 million. The sale of the old building is expected to close on April 1, 1998 for $1,350,000.

13.  SEGMENTED INFORMATION


                                                                                   United States
                                                                   United States    Nonstandard
1997                                                                   Crop           Auto           Other      Consolidated

Gross premiums written                                               $126,401        $323,915      $(1,334)       $448,982
                                                                      =======         =======        =====         =======

Net premiums written                                                  $20,796        $256,745        $4,355       $281,896
                                                                       ======         =======         =====        =======

Net premiums earned                                                   $20,794        $251,020        $4,726       $276,540

Fee income                                                              4,764          15,515            30         20,309

Net investment income                                                     191          10,969         1,617         12,777

Net realized capital gains (losses)                                      (18)           9,462          (51)          9,393
                                                                         ---            -----       ------       ---------

Total revenue                                                          25,731         286,966         6,322        319,019
                                                                       ------         -------         -----        -------

Net claims incurred                                                    16,185         195,900       (1,451)        210,634

Commission and operating expenses                                    (11,551)          72,463         5,285         66,197

Interest and amortization of intangibles                                  235             ---         4,049          4,284
                                                                          ---             ---         -----          -----

Total expenses                                                          4,869         268,363         7,883        281,115
                                                                        -----         -------         -----        -------

Earnings (loss) before income taxes, minority interest
   and discontinued operations                                        $20,862         $18,603      $(1,561)        $37,904
                                                                       ======          ======        =====          ======

Identifiable assets                                                  $108,650        $302,795      $149,403       $560,848
                                                                      =======         =======       =======        =======

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)


                                                                              United States
                                                             United States     Nonstandard
1996                                                             Crop            Auto            Other       Consolidated

Gross premiums written                                         $110,059        $187,176        $2,141         $299,376
                                                                =======         =======         =====          =======

Net premiums written                                            $23,013        $186,569        $4,196         $213,778
                                                                 ======         =======         =====          =======

Net premiums earned                                             $23,013        $168,746       $17,124         $208,883

Fee income                                                        1,672           7,578            36            9,286

Net investment income                                               181           6,489         1,075            7,745

Net realized capital gains (losses)                                 (1)         (1,014)           378            (637)
                                                                    --           -----            ---            ----

Total revenue                                                    24,865         181,799        18,613          225,277
                                                                 ------         -------        ------          -------

Net claims incurred                                              12,724         124,385         9,165          146,274

Commission and operating expenses                               (6,095)          46,796         7,946           48,647

Interest and amortization of intangibles                            551             ---         4,821            5,372
                                                                    ---             ---         -----            -----

Total expenses                                                    7,180         171,181        21,932          200,293
                                                                  -----         -------        ------          -------

Earnings (loss) before income taxes, minority interest
   and discontinued operations                                  $17,685         $10,618      $(3,319)          $24,984
                                                                 ======          ======        =====            ======

Identifiable assets                                             $72,916        $260,332       $48,094         $381,342
                                                                 ======         =======        ======          =======


                                                                           United States
                                                         United States      Nonstandard
1995                                                          Crop             Auto            Other       Consolidated

Gross premiums written                                          $70,374         $49,005       $27,224         $146,603
                                                                 ======          ======        ======          =======

Net premiums written                                            $11,608         $37,302       $32,912          $81,822
                                                                 ======          ======        ======           ======

Net premiums earned                                             $11,608         $34,460       $26,462          $72,530

Fee income                                                          384           1,787           (1)            2,170

Net investment income                                               674             624         2,570            3,868

Net realized capital gains (losses)                                 164           (508)           146            (198)
                                                                    ---            ---            ---             ---

Total revenue                                                    12,830          36,363        29,177           78,370
                                                                 ------          ------        ------           ------

Net claims incurred                                               8,629          25,423        17,401           51,453

Commission and operating expenses                               (7,466)          12,929        10,039           15,502

Interest and amortization of intangibles                            627             ---         1,134            1,761
                                                                    ---             ---         -----            -----

Total expenses                                                    1,790          38,352        28,574           68,716
                                                                  -----          ------        ------           ------

Earnings (loss) before income taxes, minority interest
   and discontinued operations                                  $11,040        $(1,989)          $603           $9,654
                                                                 ======         ======           ===            =====

Identifiable assets                                             $59,733         $47,372       $53,711         $160,816
                                                                 ======          ======        ======           ======


         Other results are comprised of the operations of Granite, Granite Re and corporate operations of Goran and SIG.
         The negative premiums for other in 1997 result from return premiums on prior periods for reinsurance transactions which has no significant impact on net earnings.

         See also Note 1.

                                                              [small Goran logo]
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      December 31, 1997 and 1996
                 (in thousands of U.S. dollars, except share and per share data)


14.  REGULATORY MATTERS

Goran's insurance subsidiaries are subject to certain requirements and restrictions in accordance with the regulations of their respective jurisdictions. Statutory regulations require that the subsidiaries maintain a minimum amount of capital to support outstanding insurance in force and new premium writing. This requirement and other regulations in the respective jurisdictions, restricts the amount of dividends payable in any year by the subsidiaries to the parent. The statutory surplus of the Company's active insurance subsidiaries at December 31, 1997 amounted to $145,859 (1996 - $120,229).

Superior, Pafco and IGF, domiciled in Florida and Indiana, prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance ("IDOI") or the Florida Department of Insurance ("FDOI"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioner ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

IGF received written approval from IDOI to reflect its business transacted with the FCIC as a 100% cession with any net underwriting results recognized in ceding commissions for statutory accounting purposes, which differs from prescribed statutory accounting practices. As of December 31, 1997, that permitted practice had no effect on statutory surplus or net earnings.

The net underwriting results, included in commissions and operating expenses, for the years ended December 31, 1997, 1996 and 1995 were gains of $26,589, $12,277 and $9,653, respectively.

15.  CHANGES IN WORKING CAPITAL RELATING TO OPERATIONS

                                                                     1997       1996        1995

Increase in accounts receivable                                    $(6,395)   $(19,448)   $(5,252)

Decrease (increase) in reinsurance recoverable on
outstanding claims                                                 (61,311)      8,464    (25,930)

Decrease (increase) in prepaid reinsurance premiums                (21,624)     (8,785)       916

Decrease (increase) in deferred policy acquisition costs             2,011       1,649     (3,058)

Decrease (increase) in deferred income taxes                        (1,124)         73        147

Increase in other assets                                            (4,083)     (2,433)      (470)

Increase (decrease) in accounts payable                             37,810       5,576     (2,291)

Increase (decrease) in outstanding claims                           25,826      (4,545)    28,289

Increase in unearned premiums                                       27,409      13,178      9,247
                                                                    ------      ------     ------
                                                                  $(1,481)     $(6,271)    $1,598
                                                                    ======      =======    ======

16. RECONCILIATION OF CANADIAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND ADDITIONAL INFORMATION

The consolidated financial statements are prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP are described below:

[small Goran logo]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997 and 1996
(in thousands of U.S. dollars, except share and per share data)

(a) Earnings and retained earnings

                                                            1997       1996      1995

      Net earnings in accordance with Canadian GAAP      $12,438     $31,296    $7,171

      Add effect of difference in accounting for:
      Deferred income taxes (see note (d))                   177         (64)     (344)
      Minority interest                                      107        (177)      ---
      Outstanding claims (see note (e))                     (504)         62      (161)
                                                          ------      -------    -----

      Net earnings in accordance with U.S. GAAP          $12,218     $31,117    $6,666
                                                          ======      ======    ======

Applying U.S. GAAP, deferred income tax assets would be increased by $1,975 and $1,798, outstanding claims would be increased by $1,765 and $1,261, and cumulative translation adjustment would be increased by $0 and $41 as at December 31, 1997 and 1996, respectively. As a result of these adjustments, retained earnings would be increased by $140 and increased by $360, which is net of related minority interest of $70 and $177, as at December 31, 1997 and 1996, respectively. The effect of the above noted differences on other individual balance sheet items and on working capital is not significant.

(b) Earnings per share

Earnings per share, as determined in accordance with U.S. GAAP are set out below. Basic earnings per share are computed based on the weighted average number of common shares outstanding during the year. Fully diluted earnings per share are calculated using the Treasury Stock method and assume conversion of securities when the result is dilutive.

The following average number of shares were used for the compilation of basic and fully diluted earnings per share:


                                                     1997           1996         1995

      Basic                                        5,590,576      5,286,270    5,012,005

      Fully Diluted                                5,886,211      5,724,476    5,567,644


Earnings per share, as determined in accordance with U.S. GAAP, are as follows:


                                                     1997    1996      1995

      Basic earnings per share from continuing
       operations                                   $2.82   $2.67     $1.33

     Fully diluted earnings per share from
       continuing operations                        $2.68   $2.47     $1.20

     Basic earnings per share                       $2.19   $5.89     $1.33

     Fully diluted earnings per share               $2.08   $5.44     $1.20


(c)  Supplemental cash flow information

Cash paid for interest and income taxes is summarized as follows:


                                                         1997    1996     1995

     Cash paid for interest                            $ 3,467  $4,005   $1,548

     Cash paid for income taxes, net of refunds        $10,979  $9,825   $1,953


(d)  Income taxes

The difference in accounting for deferred income taxes reflects the adoption for U.S. GAAP, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." This standard requires an asset and liability approach that takes into account changes in tax rates when valuing the deferred tax amounts to be reported in the balance sheet. (See note (a))

                                                              [small Goran logo]
                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                      December 31, 1997 and 1996
                 (in thousands of U.S. dollars, except share and per share data)

(e)  Outstanding claims

The difference in accounting for outstanding claims reflects the application for U.S. GAAP of SEC Staff Accounting Bulletin No. 62, "Discounting by Property/Casualty Insurance Companies". This standard does not allow discounting of unpaid claim liabilities by public companies, except in specific circumstances that are not applicable to the Company.

(f)  Receivables from sale of capital stock

The SEC Staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock should be presented as deductions from shareholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP, shareholders' equity would be reduced by $346 and $595 as at December 31, 1997 and 1996, respectively, to reflect the loans due from certain shareholders which relate to the purchase of common shares of the Company.

(g)  Unrealized gain (loss) on investments

U.S. GAAP require that unrealized gains and losses on investment portfolios be included as a component in determining shareholders' equity. In addition, SFAS No. 115 permits prospective recognition of unrealized gains on investment portfolios for year-ends commencing after December 15, 1993. As a result, shareholders' equity would be increased by $1,336 and by $820, which is net of deferred tax of $1,005 and $625 and related minority interest of $658 and $405, as at December 31, 1997 and 1996, respectively, before consideration for deferred taxes. As the Company classifies its debt and equity securities as available for sale, the adoption of SFAS No. 115 in 1994 has no effect on net earnings.

(h)  Changes in shareholders' equity

A reconciliation of shareholders' equity from Canadian GAAP to U.S. GAAP is as follows:


                                                                     1997        1996

    Shareholders' equity in accordance with Canadian GAAP          $60,332      $47,258
    Add (deduct) effect of difference in accounting for:
      Deferred income taxes (see note (a))                           1,975        1,798
      Outstanding claims (see note (a))                             (1,765)      (1,261)
      Minority interest portion                                        (70)        (177)
      Receivables from sale of capital stock (see note (f))           (346)        (595)
      Unrealized gain on investments (see note (g))                  1,336          820
                                                                    ------       ------
    Shareholders' equity in accordance with U.S. GAAP              $61,462      $47,843
                                                                    ======       ======

17.  SUBSEQUENT EVENT

On March 2, 1998, the Company announced that its subsidiary, IGF, signed a definitive agreement with CNA to purchase its multi-peril and crop hail operations. IGF will reinsure back to CNA a small portion of the Company's total crop book of business. CNA wrote approximately $110 million of multi-peril and crop hail insurance business in 1997. Starting in the year 2000, assuming no event of change of control as defined in the agreement, IGF can purchase the insurance premiums reinsured to CNA through a call provision or CNA can require IGF to buy the insurance premiums reinsured to CNA. Regardless of the method of takeout of CNA, CNA must not compete in MPCI or crop hail for a period of time after the buyout. The formula for the buyout is based on a multiple of average pre-tax earnings that CNA receives from reinsuring IGF's book of business.

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report which are not historical facts, including but not limited to, statements concerning (i) the impact of federal and state laws and regulations on the Company's business and results of operations, (ii) the competitive advantage afforded to the Company's crop insurance operations by approaches adopted by management in the areas of information, technology, claims handling and underwriting, (iii) the sufficiency of the Company's cash flow to meet the operating expenses, debt service obligations and capital needs of the Company and its subsidiaries, and (iv) the impact of declining MPCI Buy-up Expense Reimbursements on the Company's results of operations, are forward-looking statements. The Company desires to take advantage of the "safe harbor" afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. Such cautionary statements which discuss certain risks associated with the Company's business including the variability of the results of operations of the Company's crop insurance business as a result of weather and natural perils, the highly competitive nature of both the Company's crop insurance and nonstandard automobile insurance business and the effects of state and federal regulation, the capital intensive nature of the property and casualty business and potential limitations on the ability of the Company to raise additional capital are set forth under the heading "Forward-Looking Statements -- Safe Harbor Provisions" in Item 1 - Business in the Company's Annual Report on Form 10-K for the Year Ended December 31, 1997.

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

The Company maintains systems of internal controls which are designed to provide reasonable assurance that accounting records are reliable and to safe-guard the Company's assets. The independent accounting firm of Schwartz Levitsky Feldman, Chartered Accountants has audited and reported on the Company's financial statements. Their opinion is based upon audits conducted by them in accordance with generally accepted auditing standards to obtain reasonable assurance that the consolidated financial statements are free of material misstatements.

The Audit Committee of the Board of Directors, the members of which include outside directors, meets with the independent external auditors and management representatives to review the internal accounting controls, the consolidated financial statements and other financial reporting matters. In addition to having unrestricted access to the books and records of the Company, the independent external auditors also have unrestricted access to the Audit Committee. The Audit Committee reports its findings and makes recommendations to the Board of Directors.


/s/ Alan G. Symons
Alan G. Symons
Chief Executive Officer


/s/ Gary P. Hutchcraft
Gary P. Hutchcraft
Vice President and Chief Financial Officer


February 27, 1998


AUDITORS' REPORT

To the Shareholders of Goran Capital Inc.

We have audited the consolidated balance sheets of Goran Capital Inc. as at December 31, 1997 and 1996 and the consolidated statements of earnings, shareholders' equity and changes in cash resources for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting

                                                              [small Goran logo]
                                                              MARKET INFORMATION

the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its cash resources for each of the three years in the period ended December 31, 1997 in accordance with generally accepted accounting principles.



Chartered Accountants
Toronto, Ontario
February 27, 1998

MARKET INFORMATION

The Company's common shares began trading on the Toronto Stock Exchange under the symbol "GNC" in 1986. The Company's common shares began trading on the NASDAQ National Market under the symbol "GNCNF" on November 8, 1994.

As of December 31, 1997 there were approximately 100 Common shareholders of record, including many brokers holding shares for the individual clients. The number of individual shareholders on the same date is estimated at 1,000.

The number of common shares outstanding on December 31, 1997 totaled 5,730,276. Information relating to the common shares is available through the NASDAQ National Market system and the Toronto Stock Exchange. The following table sets forth the high and low closing sale prices for the common shares for each quarter of 1997, 1996 and 1995.


                             TORONTO STOCK EXCHANGE

                                   1997                 1996                    1995

Quarter Ended                High       Low        High        Low          High      Low

March 31                     29.15      18.98      14.02       8.76         6.19     4.92

June 30                      26.05      19.31      14.05      10.59         6.10     5.37

September 30                 39.35      24.27      19.35      11.32         7.10     6.10

December 31                  39.32      27.75      20.26      16.79         8.74     7.47




                                     NASDAQ

                                   1997                 1996                    1995
Quarter Ended                 High       Low      High        Low          High      Low

March 31                     29.25      18.75     13.125      8.625         6.25     3.80

June 30                      26.25      19.75     13.125      10.75        6.125    5.125

September 30                 40.00      24.50     19.375     11.125        7.125     5.25

December 31                  39.50      27.75      22.00      17.00         8.75    6.625


DIVIDEND POLICY

Since 1988, the Company has not paid a dividend on its stock. The Company has no present intention to pay dividends on its common stock.

[small Goran logo]
CORPORATE DIRECTORY

Directors

G. Gordon Symons
Hamilton, Bermuda
Chairman of the Board
Goran Capital Inc.

J. Ross Schofield
Toronto, Ontario
President
Schofield Insurance Brokers

David B. Shapira
Toronto, Ontario
President
Medbers Limited

Douglas H. Symons
Indianapolis, Indiana
Vice President and Chief Operating Officer

*James G. Torrance, Q.C.
Toronto, Ontario
Partner Emeritus
Smith, Lyons, Barristers & Solicitors

*John K. McKeating
Montreal, Quebec
Partner
Vision 2120, Inc.

*Alan G. Symons
Indianapolis, Indiana
President and Chief Executive Officer
Goran Capital Inc.

*Members of Audit Committee

Officers

G. Gordon Symons
Chairman of the Board

Alan G. Symons
President and Chief Executive Officer

Douglas H. Symons
Vice-President and Chief Operating Officer

Gary P. Hutchcraft, C.P.A.
Vice President and Chief Financial Officer

David L. Bates, J.D., C.P.A.
Vice President, General Counsel and Secretary

Actuaries

Tillinghast
Philadelphia, Pennsylvania

J.S. Cheng & Partners Inc.
Toronto, Ontario

Trustee and Registrar
Montreal Trust Company of Canada
Toronto, Ontario

Auditors
Schwartz Levitsky Feldman
Chartered Accountants
Toronto, Ontario

Coopers and Lybrand, L.L.P.
Indianapolis, Indiana

Managers - Granite Reinsurance Company Ltd.

Atlantic Security Ltd.
Hamilton, Bermuda

                                                              [small Goran logo]

SUBSIDIARIES AND BRANCH OFFICES

HEAD OFFICE CANADA
Goran Capital Inc.
181 University Avenue
Box 11, Ste 1101
Toronto, Ontario
Canada M5H 3M7
Tel: 416-594-1155
Fax: 416-594-0711

HEAD OFFICE U.S.
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, IN 46205
Tel: 317-259-6400
Fax: 317-259-6395

SHAREHOLDER INFORMATION

Stock Exchange Listings
The common shares are listed on The Toronto Stock
Exchange (GNC) and on NASDAQ (GNCNF)

Annual Meeting
The Annual Meeting of Shareholders
will be held on May 19, 1998
at 10:00 a.m.
181 University Avenue, Suite 1101,
Toronto, Ontario Canada

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
Atlanta, Georgia 30339
Tel:   770-952-4885
Fax: 770-9567504

Superior Insurance Company
3030 N. Rocky Point Drive, Ste 770
Tampa, Florida 33607
Tel: 813-281-2444
Fax: 813-281-8036

Superior Insurance Company
1745 W. Orangewood Road
Orange, CA 92868
Tel: 714-978-6811
Fax: 714-978-0353

IGF Insurance Company
Corporate Office
6000 Grand Avenue
Des Moines, Iowa 50312
Tel: 515-633-1000
Fax:  515-633-1010

IGF Mid West
6000 Grand Avenue
Des Moines, Iowa 50312
Tel: 515-633-1000
Fax: 515-633-1012

IGF Mid East
3900 Wood Duck Drive, Suite B
Springfield, Illinois 62707
Tel: 217-726-2450
Fax: 217-726-2451

IGF Southwest
7914 Abbeville Avenue
Lubbock, Texas 79424
Tel: 806-783-3010
Fax: 806-783-3017

IGF South
101 Business Park Drive, Suite C
Jackson, Mississippi 39213
Tel: 601-957-9780
Fax: 601-957-9793

IGF East
8000 Regency Park, Suite 280
Cary, North Carolina 27511
Tel: 919-462-7850
Fax: 919-462-7863

IGF West
1750 Bullard Avenue, Suite 106
Fresno, California 93710
Tel: 209-432-0196
Fax: 209-432-0294

IGF North
116 South Main, Box 1090
Stanley, North Dakota 58784
Tel: 701-628-3536
Fax: 701-628-3537

Granite Reinsurance Company Ltd.
Bishop's Court Hill
St. Michael, Barbados, W.I.
(Managers: Atlantic Security Ltd.)
Tel:  441-295-5425
Fax:  441-295-5444

BACK PAGE
[Goran logo]

GORAN CAPITAL INC.

181 University Avenue      4720 Kingsway Drive
Box 11, Suite 1101         Indianapolis, Indiana
Toronto, Ontario           46205
Canada  M5H 3M7

Tel:  416-594-1155         Tel:  317-259-6400
Fax:  416-594-0711         Fax:  317-259-6395