Form 10-K, Exhibit 13
period 1998-12-31
GORAN CAPITAL INC
filed 1999-04-15
CIK 925600

Exhibit 13

           GCI LOGO
           1998 Annual Report



                       [Large GCI logo with three photos]

Corporate Profile

Goran Capital Inc. owns subsidiaries engaged in a number of business activities. The most important of these is the property and casualty insurance business conducted in 42 U.S. states, Canada and Barbados, on both a direct and reinsurance basis through a number of subsidiaries collectively referred to in this report as Goran. Goran owns 67% of Symons International Group, Inc. ("SIG") which began trading on the NASDAQ on November 5, 1996 under the symbol SIGC. SIG owns IGF Insurance Company of Des Moines, Iowa which is the fourth largest crop insurer in the United States. SIG also owns Superior Insurance Company of Tampa, Florida and Pafco General Insurance Company of Indianapolis, Indiana. These insurers provide nonstandard automobile insurance and combined are the twelfth largest writers of such insurance in the United States. The other subsidiary, Granite Reinsurance Company Ltd. underwrites finite (limited risk) reinsurance in Bermuda, the United States and Canada.

Goran is a public company listed on The Toronto Stock Exchange under the symbol GNC and NASDAQ under the symbol GNCNF.

All dollar amounts shown in this report are in U.S. currency unless otherwise indicated. The conversion rates for 1998 and as of December 31, 1998 were $1.4826 and $1.5310, respectively.


Table of Contents


Financial Highlights
Chairman's Report
Management's Discussion and Analysis
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Auditors' Report
Corporate Directory
Subsidiaries and Branch Offices
Shareholder Information



[Bar Graph to be included]

Financial Highlights
(dollars in thousands, except per share amounts)
For the Years Ended December 31,

                                                        1998       1997        1996       1995(1)    1994(1)

Gross premium revenue                                 $546,771   $448,982    $299,376    $146,303   $126,978

Earnings (loss) from continuing operations             $(8,999)   $15,983     $14,127    $6,652       $5,214

Earnings (loss) per share from continuing operations    $(1.54)     $2.86       $2.67     $1.33        $1.07

Shareholders' Equity                                   $49,725    $60,332     $47,258   $12,761       $5,695

Book Value per share                                     $8.48     $10.53       $8.74     $2.52        $1.16

Market Value per share                                  $10.38     $29.41      $20.08     $8.57        $5.20

(1) 1994 and 1995 figures have been restated to reflect accounting policy changes adopted in 1998 (see Note 2(l) to the financial statements); 1996 and 1997 figures were not materially impacted by the changes.


                               CORPORATE STRUCTURE

Goran Capital, Inc.
Toronto, Ontario
("Goran" or the "Company")
|
------------------------------------------------------------------------
|
|
67%  Owned              100% Owned            100% Owned      100% Owned
Symons International    Granite Reinsurance   Granite         Symons
Group, Inc.             Company, Ltd.         Insurance       International
Indianapolis, Indiana   Barbados              Company         Group, Inc.
("SIG")                 ("Granite Re")        ("Granite")     Florida
|------------------------------|
IGF Holdings            GGS Management, Inc.
("IGFH")                ("GGSH" or "GGS Management")
|                                         |
IGF Insurance
Company
("IGF")      ---------------------------------------------------
             |                                       |
             Pafco General                     Superior Insurance
             Insurance Company                 Company
             ("Pafco")                         ("Superior")
                                                      |
                                      -----------------------------
                                      |                           |
                                      Superior Guaranty    Superior American
                                      Insurance Company    Insurance Company

Chairman's Report to our Shareholders

Greetings:

GORAN MILESTONES:

Usually I am in a good frame of mind when I sit down to rough out the Chairman's comments for the annual report. This year I am far less happy for as you are aware, our results, at least with respect to the profit aspects, are less than I would have liked.

You will be aware of that, yet many of our shareholders are "profit" trained and while that is not a bad formula for investing, it is not the only criterion for considering the merits of an insurance company. Scattered in among our results, there is a statement to the effect that Gross Premium rose to $546.8 million in 1998, up 22% from $449 million in 1997. We have concentrated on eliminating those factors that had such a negative effect on our results.

When we acquired the crop insurance book of CNA, we had to close offices and take other measures to reduce redundant personnel at a cost of $3.5 million. During 1998 we upgraded our computer and reporting systems at an operating cost in excess of $5 million. Adding to these non-recurring items, a further $12 million in reserve increases for years prior due to projected increases in the cost of auto repairs, and higher liability settlements. As new business cures, it becomes better with age. At the same time, the cost to put the business on the books reduces thus improving our profitability. Today we have a company with one of the lowest operating costs in both non-standard automobile insurance and crop insurance. With this low operating cost, we can compete with the best of our competition.

Those added expenses are in part, the cost of acquisition. What happened to our crop insurers in 1998 was catastrophic. In the year of the worst loss record for the industry, we took our share of hail and hurricane damage with losses in 1998 exceeding premiums by $16 million. We do not expect to see anything like that in 1999, in fact we are optimistic about the crop year ahead.

There have been a number of changes in the crop insurance industry with respect to legislation put into effect by the U.S. government to increase the subsidies to farmers. The effect on the crop insurance sector will increase the federal government MPCI. insurance program from $1.8 billion to approximately $2.2 billion for 1999. This has a direct effect on the premium revenues we receive and with the acquisition of new business in 1998 our premium levels will be proportionately higher. The effect of this is to proportionately reduce costs as a result of the size of the business we are handling. We have taken an ultra conservative approach to the underwriting of the business through the use of broader terms and scope of coverage available to us now from the re-insurance markets.

As you may recall, up to the end of the second quarter of 1998, we were moving along nicely, anticipating good results represented by volume gains in both crop and non-standard auto insurance. Halfway through the year, the non-standard automobile insurance writers took a very competitive attitude to the business, forcing many of the smaller insurers to cut rates to remain competitive and protect their market share. There is no sure reason for this action, but many felt that the leading underwriter of non-standard auto, Progressive Insurance Company's decision to go direct, cutting out many agents and reducing rates had some effect on the psyche of the underwriting fraternity.

The summer months brought in the most severe weather patterns to hit the crop insurance companies. Devastating heat and drought in Texas followed by hurricanes and storms with large hail losses throughout the U.S. To add to this burden, world commodity prices tumbled, leading us to the end of the crop year with very poor underwriting results despite a large gain in our book of business.

A little more information on our crop insurance business. When we acquired IGF Insurance Company in 1990, it wrote $23 million of premiums and there were 55 crop insurers. In 1999 we will write in excess of approximately $300 million of crop business and are the fourth ranked company in the field of 17 crop insurers. The Gross Premium for the industry has grown from $1.3 billion in 1990 to $2.2 billion in 1998. With the recently announced federal legislation increasing the support for farmers buying crop insurance by $400 million in 1999 and an additional $1.5 billion for the crop year 2001 onward, a large number of farmers who heretofore did not buy crop insurance will find the incentive to do so through the generosity of their government. We will also be the benefactors of this largesse for our share of the business should be considerably enhanced in view of the gains we have made in our share of the market. Oh yes, we expect to see better underwriting results in 1999.

We have some cause for optimism in 1999, for among other factors:

  o Our crop insurance sales are showing the result early in the year that would signal a banner year income.

  o We increased the amount of re-insurance applicable to our crop insurance enterprise to reduce exposure to catastrophic losses.

  o Crop insurance has two components, fee income and premium income. We developed Geo AgPLUS, a fee based innovative soil analysis service using GPS (global positioning system) and through the advent of other fee based products, we are increasing our fee income as it relates to our risk income.

  o We improved our operational staff by several new appointments and added an in-house senior actuary to our professional staff.

  o At considerable but necessary expense, we developed and are installing a state of the art computer system to replace one that was proving costly and non-compatible to our increased needs.

I anticipate that I will have a happier time writing the next Chairman's Report, probably my last, but I must not forget to thank those ladies and gentlemen who have helped our companies through the rough passage of 1998, our Board members and our loyal staff.

Ladies and gentlemen, my heartfelt thanks to all of you.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     Goran Capital Inc. (the "Company" or "Goran") underwrites and markets nonstandard private passenger automobile insurance and crop insurance. The Company also provides finite risk, stop loss and quota share reinsurance. Acquisitions and Public Offerings

        On April 30, 1996, the Company purchased the operations of Superior Insurance Company for $66.6 million in cash (the "Acquisition"). Funds for the Acquisition were provided from funds affiliated with Goldman Sachs and a bank term loan of $48 million. Goldman Sachs was bought out and the bank term loan was repaid in August 1997.

     On November 5, 1996, SIG issued 3,450,000 shares in an initial public offering of 33% of its stock at $12.50 per share.

     On November 12, 1997, SIG issued $135 million of Trust Preferred Securities at 9.50%. The proceeds of this offering were used to purchase Goldman Sachs minority interest share of the nonstandard automobile operations, repay the term loan used to acquire Superior and provide capital to the nonstandard automobile division for future growth.

        On March 2, 1998, the Company announced that it had signed an agreement with CNA to assume its multi-peril and crop hail operations. CNA wrote approximately $80 million of multi-peril and crop hail insurance business in 1997. The Company will reinsure a small portion of the Company's total crop book of business (approximately 22% MPCI and 15% crop hail) to CNA. Starting in the year 2000, assuming no event of change in control as defined in the agreement, the Company can purchase this reinsurance from CNA through a call provision or CNA can require the Company to buy the premiums reinsured to CNA. Regardless of the method of takeout of CNA, CNA must not compete in MPCI or crop hail for a period of time. There was no purchase price. The formula for the buyout in the year 2000 is based on a multiple of average pre-tax earnings that CNA received from reinsuring the Company's book of business.

Nonstandard Automobile Insurance Operations

        The Company, through Pafco and Superior, is engaged in the writing of insurance coverage on automobile physical damage and liability policies for "nonstandard risks". Nonstandard insureds are those individuals who are unable to obtain insurance coverage through standard market carriers due to factors such as poor premium payment history, driving experience, record of prior accidents or driving violations, particular occupation or type of vehicle. The Company offers several different policies which are directed towards different classes of risk within the nonstandard market. Premium rates for nonstandard risks are higher than for standard risks. Since it can be viewed as a residual market, the size of the nonstandard private passenger automobile insurance market changes with the insurance environment and grows when the standard coverage becomes more restrictive. Nonstandard policies have relatively short policy periods and low limits of liability. Due to the low limits of coverage, the period of time that elapses between the occurrence and settlement of losses under nonstandard policies is shorter than many other types of insurance. Also, since the nonstandard automobile insurance business typically experiences lower rates of retention than standard automobile insurance, the number of new policyholders underwritten by nonstandard automobile insurance carriers each year is substantially greater than the number of new policyholders underwritten by standard carriers.

                    [photographs of crops down right margin]

Crop Insurance Operations

General

        The two principal components of the Company's crop insurance business are Multi-Peril Crop Insurance ("MPCI") and private named peril, primarily crop hail insurance. Crop insurance is purchased by farmers to reduce the risk of crop loss from adverse weather and other uncontrollable events. Farms are subject to drought, floods and other natural disasters that can cause widespread crop losses and, in severe cases, force farmers out of business. Historically, one out of every twelve acres planted by farmers has not been harvested because of adverse weather or other natural disasters. Because many farmers rely on credit to finance their purchases of such agricultural inputs as seed, fertilizer, machinery and fuel, the loss of a crop to a natural disaster can reduce their ability to repay these loans and to find sources of funding for the following year's operating expenses.

        The Company, like other private insurers participating in the MPCI program, generates revenues from the MPCI program in two ways. First, it markets, issues and administers policies, for which it receives administrative fees; and second, it participates in a profit-sharing arrangement in which it receives from the government a portion of the aggregate profit, or pays a portion of the aggregate loss, in respect of the business it writes. The Company writes MPCI and crop hail insurance through 2,007 independent agencies in 43 states.

        In addition to MPCI, the Company offers stand alone crop hail insurance, which insures growing crops against damage resulting from hail storms and which involves no federal participation, as well as its proprietary product which combines the application and underwriting process for MPCI and hail coverages. This product tends to produce less volatile loss ratios than the stand alone product since the combined product generally insures a greater number of acres, thereby spreading the risk of damage over a larger insured area. Approximately half of the Company's hail policies are written in combination with MPCI. Although both crop hail and MPCI provide coverage against hail damage, under crop hail coverages farmers can receive payments for hail damage which would not be severe enough to require a payment under an MPCI policy. The Company believes that offering crop hail insurance enables it to sell more policies than it otherwise would.

        In addition to crop hail insurance, the Company also sells a small volume of insurance against crop damage from other specific named perils. These products cover specific crops and are generally written on terms that are specific to the kind of crop and farming practice involved and the amount of actuarial data available. The Company plans to seek potential growth opportunities in this niche market by developing basic policies on a diverse number of named crops grown in a variety of geographic areas and to offer these policies primarily to large producers through certain select agents.

        AgPI(R) is business interruption insurance that protects businesses that depend upon a steady flow of a crop (or crops) to stay in business. This protection is available to those involved in agribusiness who are a step beyond the farm gate, such as elevator operators, custom harvesters, cotton gins and other processing businesses that are dependent upon a single supplier of products, (i.e., popping corn).

        These businesses have been able to buy normal business interruption insurance to protect against on-site calamities such as a fire, wind storm or tornado. But until now, they have been totally unprotected by the insurance industry if they encounter a production shortfall in their trade area which limited their ability to bring raw materials to their operation. AgPI(R) allows the agricultural business to protect against a disruption in the flow of the raw materials it depends on. AgPI(R) was formally introduced at the beginning of the 1998 crop year.

        Geo AgPLUS(TM) provides to the farmer measuring, gridding and soil sampling services combined with fertility maps and the software that is necessary to run their precision farming program. Grid soil sampling, when combined with precision farming technology, allows the farmer to apply just the right amount of fertilization, thus balancing soil nutrients for a maximum crop yield. Precision farming technology increases the yield to the farmer, reduces the cost of unnecessary fertilization and enhances the environment by reducing overflows of fertilization into the ecosystem. Geo AgPLUS(TM) is an IGF Insurance Company trademarked precision farming division that is now marketing its fee based services to the farmer.

Certain Accounting Policies for Crop Insurance Operations

        MPCI is a government-sponsored program with accounting treatment which differs in certain respects from the more traditional property and casualty insurance lines. For income statement purposes under generally accepted accounting principles, gross premiums written consist of the aggregate amount of MPCI premiums paid by farmers for buy-up coverage (MPCI coverage in excess of CAT Coverage - the minimum available level of MPCI Coverage), and any related federal premium subsidies, but do not include MPCI premium on CAT Coverage. By contrast, net premiums written do not include any MPCI premiums or subsidies, all of which are deemed to be ceded to the Federal Crop Insurance Corporation ("FCIC") as a reinsurer. The Company's profit or loss from its MPCI business is determined after the crop season ends on the basis of a complex profit sharing formula established by law and the FCIC. For generally accepted accounting principles income statement purposes, any such profit or loss sharing earned or payable by the Company is treated as an adjustment to commission expense and is included in policy acquisition and general and administrative expenses.

        The Company also receives from the FCIC (i) an expense reimbursement payment equal to a percentage of gross premiums written for each Buy-Up Coverage policy it writes ("Buy-Up Expense Reimbursement Payment") and (ii) an LAE reimbursement payment equal to 13.0% of MPCI Imputed Premiums for each CAT Coverage policy it writes (the "CAT LAE Reimbursement Payment"). For 1998 and 1997, the Buy-Up Expense Reimbursement Payment has been set at 27% and 29%, respectively, of the MPCI Premium. For generally accepted accounting principles income statement purposes, the Buy-Up Expense Reimbursement Payment is treated as a contribution to income and reflected as an offset against policy acquisition and general and administrative expenses. The CAT LAE Reimbursement Payment is, for income statement purposes, recorded as an offset against LAE, up to the actual amount of LAE incurred by the Company in respect of such policies, and the remainder of the payment, if any, is recorded as Other Income.

        In June 1998, the United States Congress passed legislation which provided permanent funding for the crop insurance industry. However, beginning with the 1999 crop year, the Buy-Up Expense Reimbursement Payment was reduced to 24.5%, the CAT LAE Reimbursement Payment was reduced to 11% and the $60 CAT coverage fee will no longer go to the insurance companies.

        The Company expects to more than offset these reductions through growth in fee income from non-federally subsidized programs such as AgPI(R) and Geo AgPLUS(TM) initiated in 1998. The Company has also been working to reduce its costs. While the Company fully believes it can more than offset these reductions, there is no assurance the Company will be successful in its efforts or that further reductions in federal reimbursements will not continue to occur.

        In 1996, the Company instituted a policy of recognizing (i) 35% of its estimated MPCI gross premiums written for each of the first and second quarters, 20% for the third quarter and 10% for the fourth quarter, (ii) commission expense at the applicable rate of MPCI gross premiums written recognized and
(iii) Buy-Up Expense Reimbursement at the applicable rate of MPCI gross premiums written recognized along with normal operating expenses incurred in connection with premium writings. In the third quarter, if a sufficient volume of policyholder acreage reports have been received and processed by the Company, the Company's policy is to recognize MPCI gross premiums written for the first nine months based on a re-estimate which takes into account actual gross premiums processed. If an insufficient volume of policies has been processed, the Company's policy is to recognize in the third quarter 20% of its full year estimate of MPCI gross premiums written, unless other circumstances require a different approach. The remaining amount of gross premiums written is recognized in the fourth quarter, when all amounts are reconciled. The Company also recognizes the MPCI underwriting gain or loss during each quarter, reflecting the Company's best estimate of the amount of such gain or loss to be recognized for the full year, based on, among other things, historical results, plus a provision for adverse developments. In the third and fourth quarters, a reconciliation amount is recognized for the underwriting gain or loss based on final premium and latest available loss information.

                 [photographs of automobiles down right margin]

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

Nonstandard - Automobile Insurance Operations:                                     Year ended December 31,
(in thousands, except ratios)                                                     1998       1997       1996

Gross premiums written                                                           $303,737   $323,915   $187,176
                                                                                  =======    =======    =======
Net premiums written                                                             $269,741   $256,745   $186,579
                                                                                  =======    =======    =======
Net premiums earned                                                              $264,022   $251,020   $168,746

Fee income                                                                         16,431     15,515      7,578

Net investment income                                                              11,958     10,969      6,489

Net realized capital gain (loss)                                                    4,124      9,462     (1,014)
                                                                                  -------    -------    -------
Total Revenues                                                                    296,535    286,966    181,799
                                                                                  -------    -------    -------
Losses and loss adjustment expenses                                               217,916    195,900    124,385

Policy acquisition and general and administrative expenses                         73,346     72,463     46,796
                                                                                  -------    -------    -------
Total Expenses                                                                    291,262    268,363    171,181
                                                                                  -------    -------    -------
Earnings before income taxes                                                       $5,273    $18,603    $10,618
                                                                                  =======    =======    =======
GAAP RATIOS (Nonstandard Automobile Only)

Loss and LAE ratio                                                                   82.5%      78.0%      73.7%

Expense ratio, net of billing fees                                                   21.6%      22.7%      23.2%
                                                                                    -----      -----      -----
Combined ratio                                                                      104.1%     100.7%      96.9%
                                                                                    =====      =====      =====
Crop Insurance Operations:

Gross premiums written                                                           $243,026    $126,401  $110,059
                                                                                  =======     =======   =======
Net premiums written                                                              $62,467     $20,796   $23,013
                                                                                  =======     =======   =======
Net premiums earned                                                               $60,901     $20,794   $23,013

Fee income                                                                          3,772       2,276     1,672

Net investment income                                                                 275         191       181

Net realized capital gain (loss)                                                      217         (18)       (1)
                                                                                  -------     -------    ------
Total Revenues                                                                     65,165      23,243    24,865
                                                                                  -------     -------    ------
Losses and loss adjustment expenses                                                52,550      16,550    12,724

Policy acquisition and general and administrative expenses (1)                     21,906     (14,404)   (6,095)

Interest and amortization of intangibles                                              502         235       551
                                                                                  -------     -------    ------
Total Expenses                                                                     74,958       2,381     7,180
                                                                                  -------     -------    ------
Earnings (loss) before income taxes                                               $(9,793)    $20,862   $17,685
                                                                                  =======     =======   =======
Statutory Capital and Surplus:

Pafco                                                                             $16,275     $19,924   $18,112
IGF                                                                               $31,234     $42,809   $29,412
Superior                                                                          $57,571     $65,146   $57,121


(1)  Negative  crop   expenses   are  caused  by  inclusion  of  MPCI  expense
     reimbursements and underwriting gain.

RESULTS OF OPERATIONS

Overview

1998 Compared To 1997

The Company recorded a net loss from continuing operations of $(8,999,000) or $(1.54) per share (basic) compared to net earnings from continuing operations of $15,983,000 or $2.86 per share in 1997. In the fourth quarter of 1997, the Company discontinued the operations of SIGFL and sold this book of business January 1, 1999. The sale results from the Company's decision to focus on nonstandard automobile, crop and reinsurance operations. The Company recorded a loss from discontinued operations of $2,937,000 in 1998 compared to a loss of $3,545,000 in 1997. The loss from continuing operations in 1998 was due to reduced earnings in both crop and nonstandard automobile operations. Results for 1998 for the crop operations were significantly impacted by catastrophic crop hail losses primarily from Hurricane Bonnie and other weather related events of approximately $14 million pre-tax. Contributing to the lower results were higher than expected commission and integration costs related to the CNA transaction of approximately $3.0 million pre-tax and a lower underwriting gain on MPCI (11.2% in 1998 versus 25.0% in 1997) due primarily to severe drought conditions in certain parts of the country, overly wet conditions in other parts of the country and higher frequency of Crop Revenue Coverage ("CRC") claims due to extremely low commodity prices. Results for 1998 for the nonstandard automobile operations were impacted by a higher loss ratio and lower premium volume. These were the result of problems encountered with timely rate filings, implementation of the Company's new operating system and competitive pressure. The Company also increased loss reserves for prior accident years by approximately $13 million in 1998 due to adverse loss development.

1997 Compared To 1996

The Company recorded earnings from continuing operations of $15,983,000 or $2.86 per share, respectively in 1997. This is approximately a 13.1% and 7.1% increase from 1996 comparable amounts of $14,127,000 or $2.67 per share. The Company recorded a loss from discontinued operations of $3,545,000 in 1997 compared to a loss of $1,000,000 in 1996. The Company also recorded a gain of $18,169,000 in 1996 from the sale of SIG stock in its IPO. That gain is not included as part of earnings from continuing operations. The nonstandard automobile insurance segment demonstrated improved earnings due to continued premium growth, improved expense ratios and higher realized gains from investment sales. Premium growth in nonstandard automobile was generated from increased pressure on uninsured motorists to obtain insurance, expansion into new states and increased market share penetration. During 1997, the Company increased nonstandard auto reserves for both prior and current accident years. The total increase for prior accident years was approximately $10 million due to adverse loss development. The improvement in crop insurance earnings relates to growth in market share and favorable underwriting results. Growth in market share occurred in all product lines for crop and is the result of improved marketing and agent service efforts. Record underwriting results were due to favorable crop conditions and continued improvement in risk selection.

Years Ended December 31, 1998 and 1997

Gross Premiums Written

        Consolidated Gross Premiums Written increased 21.8% in 1998 due to growth in the crop operations from the integration of CNA, internal growth and introduction of a new product line, AgPI(R). Crop Gross Premiums Written increased 92.3% in 1998 from 1997. The following represents the breakdown of crop Gross Premiums Written by line:


                                                1998           1997

CAT imputed                                   $50,127        $33,294
MPCI                                          157,225         88,052
Crop hail and named perils                     76,198         38,349
Named perils                                    2,074            -
AgPI(R)                                         7,529            -
                                              -------        -------
                                              293,153        159,695
Less CAT imputed                              (50,127)       (33,294)
                                              -------        -------
Total                                        $243,026       $126,401
                                              =======        =======

    Nonstandard automobile Gross Premiums Written decreased 6.2% in 1998 as compared to 1997 due primarily to reduced volume in the states of Florida and California for the reasons previously cited.

Net Premiums Written

    Net Premiums Written increased in 1998 as compared to 1997 due to the growth in Gross Premiums Written offset by quota share reinsurance.

    In 1998, the Company ceded 10% of its nonstandard automobile premiums as part of a quota share treaty. This treaty and all previous quota share treaties for 1997 and 1998 were commuted effective October 1, 1998 with the Company receiving back the unearned premiums on those treaties as of that date and their respective loss reserves. For the first three quarters of 1997, the Company ceded 20% of nonstandard automobile premiums and ceded 25% of such premiums in the fourth quarter of 1997. In 1998, the Company ceded 25% of its crop hail premiums as part of a quota share treaty as compared to 40% in 1997. Named peril premiums were ceded at a 50% rate in both 1998 and 1997 under a quota share treaty. In the fourth quarter of 1999, SIG ceded $22,250,000 of nonstandard automobile premiums to Granite Re.

Net Premiums Earned

    Net Premiums Earned increased in 1998 as compared to the prior year reflecting growth in Gross and Net Premiums Written and reduced quota share reliance. The ratio of Net Premiums Earned to Net Premiums Written for the nonstandard automobile segment was 97.9% in 1998 as compared to 97.8% in 1997.

Fee Income

    Fee income increased 13.4% in 1998 compared to 1997. Fee income on nonstandard automobile operations increased as a result of higher fees as a percentage of gross premiums written, 5.41% in 1998 and 4.79% in 1997, offset by lower premium volume. Crop fees primarily include CAT fees. CAT fees increased in 1998 as compared to 1997 due to growth in premium volume. Fees in 1998 also increased due to introduction of Geo AgPLUS(TM) and other processing fees.

Net Investment Income

    Net investment income increased 4.9% in 1998 compared to 1997. Such increase was due to greater invested assets offset somewhat by declining yields due to market conditions.

Net Realized Capital Gains

    Capital transaction activity primarily reflects activity in the Company's equity portfolio. The higher level of gains in 1997 reflects the strong market conditions during that year. Gains decreased in 1998 as a result of market conditions. In the fourth quarter of 1998, the Company significantly reduced its exposure to equities reflecting the Company's concern with the market and its desire to increase investment income.

Losses and LAE

    The Loss and LAE Ratio for the nonstandard automobile segment was 82.5% for 1998 as compared to 78.0% for 1997. The Crop Hail Loss and LAE Ratio was 79.4% in 1998 compared to 75.1% in 1997. The increase in the Loss and LAE Ratio for the nonstandard automobile segment reflects adverse development on prior years of approximately 5.0%. The Company estimates its nonstandard automobile 1998 accident year loss ratio was 77.5% as compared to 76.1% in accident year 1997. The increase in the accident year loss ratio results from product and pricing decisions and increases in frequency in certain product lines. The increase in the Crop Hail Loss and LAE Ratio includes $10.7 million for the effects of catastrophic events net of reinsurance recoveries. The Crop Hail Loss and LAE Ratio prior to reinsurance recoveries was 100.6%. The named perils loss ratio was 100% and the AgPI(R) loss ratio was 100% in 1998 due to losses on certain coverages due to unusual weather related events estimated to be $3.3 million.

Policy Acquisition and General and Administrative Expenses

    Policy acquisition and general and administrative expenses have increased as a result of the increased volume of business produced by the Company. Policy acquisition and general and administrative expenses rose to $103,926,000 or 30.4% of Net Premiums Earned in 1998 compared to $63,344,000 or 22.9% of Net Premiums Earned for 1997. The increase in the Company's overall expense ratio reflects certain changes in the Company's crop operations as follows:

                                                    1998           1997

MPCI expense reimbursements                       $(37,982)      $(24,788)
MPCI underwriting gain, net of stop loss
   and CNA reinsurance in 1998                     (14,902)       (26,589)
Commissions                                         50,089         25,713
Ceding commission income                            (6,899)        (5,030)
Operating expenses                                  31,600         16,290
                                                    ------         ------
                                                   $21,906       $(14,404)
                                                    ======         ======

    MPCI expense reimbursements declined to 24.2% of MPCI premiums for 1998 as compared to 28.2% in 1997 due to federally mandated reductions. The MPCI underwriting gain, net of stop loss costs, decreased to 9.5% of CAT and MPCI premiums in 1998 (after adding back CNA share of $4,861,000 in 1998) compared to 21.9% in 1997 due to severe drought in certain sections of the country and overly wet conditions in other sections of the country. The Company considers the 1998 underwriting gain to be well below average while the 1997 gain was well above average. Commission expense as a percentage of gross written premiums (including CAT) increased in 1998 to 17.1% of gross written premiums compared to 16.1% in 1997 due to the integration of CNA and competitive industry pressure. Ceding commission income increased in 1998 compared to 1997 due to a increase in ceded premiums. Operating expenses as a percentage of gross written premiums (including CAT) increased in 1998 to 10.8% compared to 10.2% 1997. Operating expenses in 1998 include $3 million, or 1.0% of gross written premiums (including CAT), of one time costs primarily related to the integration of CNA. Operating expenses in 1998 also include a $3.2 million reserve, or 1.1% of gross written premiums (including CAT), for potential processing errors during 1998 on assumed premiums from CNA.

    Nonstandard automobile expenses net of fee income were 21.6% of earned premiums in 1998 compared to 22.7% in 1997.

Amortization of Intangibles

    Amortization of intangibles includes goodwill from the acquisition of Superior, additional goodwill from the acquisition of the minority interest portion of GGSH and the acquisition of NACU, debt or preferred security issuance costs and organizational costs. The increase in 1998 over 1997 reflects a full year's impact of amortization of goodwill associated with the purchase of the minority interest position in GGSH and a full year's amortization of deferred issuance costs on the Preferred Securities.

Interest Expense

    Interest expense in 1998 represents the crop segment's borrowings on its seasonal line of credit. Interest expense for 1997 includes both interest for the crop segment and interest on the GGSH Senior Credit Facility which was repaid in 1997 from the proceeds of the Preferred Securities Offering.

Income Tax Expense (Benefit)

    The variance in the effective tax rate from the U.S. federal statutory rate of 35% is due primarily to tax-exempt income and nondeductible costs, primarily goodwill amortization.

Distributions on Preferred Securities

    Distributions on Preferred Securities are calculated at 9.5% net of federal income taxes from the offering date of August 12, 1997.

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

    For the first three quarters of 1997 the Company ceded 20% of nonstandard automobile premiums and ceded 25% of such premiums in the fourth quarter. No such treaty was in effect during 1996. In 1997, the Company ceded 40% of crop hail premiums as part of a quota share treaty. In 1996, crop hail premiums were ceded at a rate of 10%. Granite Re participated in 10% of the nonstandard automobile quota share treaties but did not participate in the crop hail quota share treaties.

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

Fee Income

    Fee income increased $8,535,000 in 1997 compared to 1996. Such increase was due to billing fee income on nonstandard automobile business from an increase in in-force policy count. There was also an increase in the receipt of CAT Coverage Fees and CAT LAE Reimbursement Payments due to higher premium volume.

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

Losses and LAE

    The Loss and LAE Ratio for the nonstandard automobile segment was 78.0% for 1997 as compared to 73.7% for 1996. The Crop Hail Loss and LAE Ratio in 1997 was 75.1% compared to 59.2% in 1996. The increase in the Loss and LAE Ratio for the nonstandard automobile segment reflects the growth in premium volume in an effort to increase market share and improve economies of scale, increased physical damage severity costs and certain pending rate increases. Deficient reserve development was approximately $10 million in 1997. The increase in the crop hail loss ratio was the result of storm damage in the third quarter in certain eastern states on new business obtained in 1997.

Policy Acquisition and General and Administrative Expenses

    Policy acquisition and general and administrative expenses increased as a result of the increased volume of business produced by the Company. Policy acquisition and general and administrative expenses rose to $63,344,000 or 22.9% of Net Premiums Earned for 1997 compared to $48,647,000 or 23.3% of Net Premiums Earned in 1996. The Expense Ratio, net of billing fees, for the nonstandard automobile segment improved to 22.7% for 1997 as compared to 23.2% for 1996.

    Due to the accounting for the crop insurance segment, operating expenses for 1997 includes a contribution to earnings of $14,404,000 as compared to $6,095,000 for 1996. Such increase was due to greater Buy-up Expense Reimbursement Payments and MPCI underwriting gain due to increased premium volumes and more favorable underwriting results.

Amortization of Intangibles

    The increase in 1997 over 1996 reflects the effects of the Preferred Securities Offering.

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

Symons International Group, Inc. - Florida ("SIGF")

    Goran's wholly-owned subsidiary, Symons International Group, Inc. - Florida is a specialized surplus lines underwriting unit. The Company decided to discontinue the operations of this unit in 1997 and sold this book of business on January 1, 1999. Such operations no longer fit the Company's strategic operating plan of concentrating on the business segments of nonstandard automobile, crop and reinsurance. Goran wrote third party property and casualty coverage using Pafco, IGF and other insurance companies under contract with SIGF. The volume of business was $6,427,000 in 1998, $9,560,000 in 1997 and $8,258,000 in 1996, however, the underwriting profits continued to deteriorate in 1997 and 1998. SIGF produced an overall loss to the Company of $2,937,000 in 1998, $3,545,000 in 1997 and $1,000,000 in 1996.

Non-U.S. Operations

Granite Insurance Company ("Granite")

    Granite is a Canadian federally licensed insurance company which is presently servicing its investment portfolio and a very few outstanding claims. Granite stopped writing business on December 31, 1989 and sold its book of Canadian business in June 1990. The outstanding claims continue to be settled in accordance with actuarial estimates with some deficiencies showing in the most recent year. Granite's invested assets reduced to $2.6 million from $3.4 million in 1997. This is the result of the administration and settlement of claims. Total net outstanding claims decreased to $400,000 in 1998 from $700,000 in 1997. It is expected that the run-off of outstanding claims will continue at least through 1999. Granite recorded a net loss of $403,000 in 1998, compared to a $261,000 net loss in 1997 and $50,000 earnings in 1996. This is reflective of the reduction in investment income.

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

On December 31, 1995, its Canadian quota share terminated and is now in run-off which is expected to yield investment revenue for the next four to five years. During 1998, 1997 and 1996, Granite Re participated in certain stop loss programs for Goran's crop insurance subsidiary, IGF. These covers were in accordance with third party placements where Granite Re took a portion after terms having been established by substantial third party reinsurers. In 1998 and 1997, Granite Re participated in Goran's nonstandard automobile subsidiaries quota share treaty. On January 1, 1996, it assumed all of the outstanding losses and the book of business of Pafco's premium writings from the surplus lines operation in Florida, which was sold on January 1, 1999. Gross premiums written during the 12 months ended November 30, 1998 (Granite Re has a year-end different from Goran) were $26.6 million compared to $10.5 million for the corresponding period in 1997 and $12.3 million in 1996, composed entirely of premiums from SIG. Earnings were, excluding discontinued operations, $1.9 million, $3.3 million and $3.7 million in 1998, 1997 and 1996, respectively. The decline in Granite Re's earnings in 1998 was due to its participation in the crop hail stop loss treaty and its related share of catastrophic losses of $1.2 million.

     Total capital and surplus of Granite Re decreased to $16.2 million in 1998 from $18.0 million in 1997. Granite Re initially started July 1, 1990 with a capital base of $825,000.

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

    GGS Management collects billing fees charged to policyholders of Pafco and Superior who elect to make their premium payments in installments. GGS Management also receives management fees under its management agreement with Pafco and Superior. When the Florida Department of Insurance ("Florida Department") approved the acquisition of Superior by GGS Holdings, it prohibited Superior from paying any dividends (whether extraordinary or not) for four years from the date of Acquisition without the prior written approval of the Florida Department. Extraordinary dividends, within the meaning of the Indiana Insurance Code, cannot be paid by Pafco without the prior approval of the Indiana Insurance Commissioner. The management fees charged to Pafco and Superior by GGS Management are subject to review by the Indiana and Florida Departments of Insurance.

    The nonstandard automobile insurance subsidiaries' primary sources of funds are premiums, investment income and proceeds from the maturity or sale of invested assets. Such funds are used principally for the payment of claims, operating expenses (primarily management fees), commissions, dividends and the purchase of investments. There is variability to cash outflows because of uncertainties regarding settlement dates for liabilities for unpaid losses. Accordingly, the Company maintains investment programs intended to provide adequate funds to pay claims without forced sales of investments. As claim payments tend to lag premium receipts and due to the growth in premium volume, the Company has experienced an increase in its investment portfolio and has not experienced any problems with meeting its obligations for claims payments or management fees.

    As of December 31, 1998, IGF has the ability to pay $3,123,000 in dividends without prior regulatory approval.

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

    During 1998, IGF continued the practice of borrowing funds under a revolving line of credit to finance premium payables to the FCIC on amounts not yet received from farmers (the "IGF Revolver"). The maximum borrowing amount under the IGF Revolver is $12,000,000. The IGF Revolver carried a weighted average interest rate of 8.6%, 8.75% and 6.96% in 1996, 1997 and 1998, respectively. Payables to the FCIC accrue interest at a rate of 15%, as do the receivables from farmers. By utilizing the IGF Revolver, which bears interest at a floating rate equal to the prime rate minus 1.00% in 1998 (prime rate plus .25% in 1997), IGF avoids incurring interest expense at the rate of 15% on interest payable to the FCIC while continuing to earn 15% interest on the receivables due from the farmer. The IGF Revolver contains certain covenants which (i) restricts IGF's ability to accumulate common stock, (ii) sets minimum standards for investments and policyholder surplus and (iii) limits ratio of net written premiums to surplus. The IGF Revolver also contains other customary covenants which, among other things, restricts IGF's ability to participate in mergers, acquire another enterprise or participate in the organization or creation of any other business entity. At December 31, 1998, IGF had borrowed the full amount available.

    On August 12, 1997, SIG issued $135 million in Trust Originated Preferred Securities (the "Preferred Securities Offering") at a rate of 9.5% paid semi-annually. These Preferred Securities were offered through a wholly-owned trust subsidiary of SIG and are backed by Senior Subordinated Notes to the Trust from SIG. The proceeds of the Preferred Securities Offering were used to repurchase the remaining minority interest in GGSH for $61 million, repay the balance of the GGS Senior Credit Facility of $44.9 million and contribute $10.5 million to the nonstandard automobile insurers with the balance held for general corporate purposes. Expenses of the issue aggregated $5.1 million and are amortized over the term of the Preferred Securities (30 years). In the third quarter of 1997, SIG wrote off the remaining unamortized costs of the GGS Senior Credit Facility of approximately $1.1 million pre-tax or approximately $0.09 per share (basic).

    The  Preferred   Securities  have  a  term  of  30  years  with  semi-annual distribution payments at 9.5% per annum commencing February 15, 1998. The Preferred Securities may be redeemed in whole or in part after 10 years.

    The Preferred Security obligations of approximately $13 million per year is funded from SIG's nonstandard automobile management company and dividend capacity from the crop operations. The nonstandard auto funds are the result of management and billing fees in excess of operating costs. For calendar 1998 and 1997, the coverage ratio of nonstandard automobile cash flows to Preferred Security costs was 2.1x and 2.2x, respectively. Coverage from SIG's crop operations entailed a dividend capacity of $13.4 million in 1998 that will reduce to approximately $3.1 million in 1999 as a result of SIG's operations and statutory limitations. SIG also has approximately $10 million in excess funds for debt service. Surplus needs at the insurance companies will be handled primarily by reinsurance for which SIG believes it has good relationships and numerous alternatives. SIG believes it can continue to meet its obligations in 1999 and that coverage will increase through higher nonstandard automobile premium volumes and more profitable crop operations.

    The Trust Indenture for the Preferred Securities contains certain preventative covenants. These covenants are based upon SIG's Consolidated Coverage Ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) whereby if SIG's EBITDA falls below 2.5 times Consolidated Interest Expense (including Preferred Security distributions) for the most recent four quarters the following restrictions become effective:

 o  SIG  may  not  incur  additional  Indebtedness  or  guarantee   additional
    Indebtedness.
 o SIG may not make certain Restricted Payments including loans or advances to affiliates, stock repurchases and a limitation on the amount of dividends is inforce.
 o SIG may not increase its level of Non-Investment Grade Securities defined as equities, mortgage loans, real estate, real estate loans and non-investment grade fixed income securities.

    These restrictions currently apply as SIG's Consolidated Coverage Ratio was (.15x)% in 1998, and will continue to apply until SIG's Consolidated Coverage Ratio is in compliance with the terms of the Trust Indenture. This does not represent a Default by SIG on the Preferred Securities. SIG is in compliance with these preventative covenants as of December 31, 1998.

    Net cash provided by operating activities in 1998 aggregated $10,685,000 compared to $14,027,000 in 1997 due to reduced cash provided by operations as a result of the net loss offset primarily by funds provided by the commutation of the nonstandard automobile quota share treaty.

    Net cash used in investing activities decreased from $100,208,000 in 1997 to $10,346,000 in 1998. Such decrease was due to the purchase of minority interest in 1997 and less investing activities in 1998 due to lower earnings offset by increased fixed asset expenditures from continued technological improvements and the purchase of a new building for the crop operations and the purchase of NACU. In 1998, financing activities provided cash of $5,863,000 compared to $89,007,000 in 1997. Such decrease was due to the proceeds of the Preferred
Securities Offering in 1997 net of payments on term debt and increased borrowings on the seasonal crop line of credit due to hail losses and use of cash for loans to affiliates and repurchase of stock.

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

    While GAAP shareholders' equity was $49,725,000 at December 31, 1998, it does not reflect the statutory equity upon which the Company conducts its various insurance operations. Pafco, Superior and IGF individually had statutory surplus at December 31, 1998 of $16,275,000, $57,571,000 and $31,234,000,
respectively.

Effects of Inflation

    Due to the short term that claims are outstanding in the two product lines the Company underwrites, inflation does not pose a significant risk to the Company.

Primary Differences Between GAAP and SAP

    The financial statements contained herein have been prepared in conformity with Generally Accepted Accounting Principles ("GAAP") which differ from Statutory Accounting Practices ("SAP") prescribed or permitted for insurance companies by regulatory authorities in the following respects: (i) certain assets are excluded as "Nonadmitted Assets" under statutory accounting; (ii) costs incurred by the Company relating to the acquisition of new business are expensed for statutory purposes; (iii) the investment in wholly-owned subsidiaries is consolidated for GAAP rather than valued on the statutory equity method. The net income or loss and changes in unassigned surplus of the subsidiaries is reflected in net income for the period rather than recorded directly to unassigned surplus; (iv) fixed maturity investments are reported at amortized cost or market value based on their National Association of Insurance Commissioners ("NAIC") rating; (v) the liability for losses and loss adjustment expenses and unearned premium reserves are recorded net of their reinsured amounts for statutory accounting purposes; (vi) deferred income taxes are not recognized on a statutory basis; and (vii) credits for reinsurance are recorded only to the extent considered realizable.

New Accounting Standards

    The NAIC is considering the adoption of a recommended statutory accounting standard for crop insurers, the impact of which is uncertain since several methodologies are currently being examined. Although the Indiana Department has permitted the Company to continue, for its statutory financial statements through March 31, 1999, its practice of recording its MPCI business as 100% ceded to the FCIC with net underwriting results recognized in ceding commissions, the Indiana Department has indicated that in the future it will require the Company to adopt the MPCI accounting practices recommended by the NAIC or any similar practice adopted by the Indiana Department. Since such a standard would be adopted industry wide for crop insurers, the Company would also be required to conform its future GAAP financial statements to reflect the new MPCI statutory accounting methodology and to restate all historical GAAP financial statements consistent with this methodology for comparability. The Company cannot predict what accounting methodology will eventually be implemented or when the Company will be required to adopt such methodology. The Company anticipates that any such new crop accounting methodology will not affect GAAP net earnings.

    In 1998, the National Association of Insurance Commissioners ("NAIC") adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The NAIC is now considering amendments to the Codification guidance that would also be effective upon implementation. The NAIC has recommended an effective date of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

    It is not known whether the Indiana and Florida Insurance Departments will adopt the Codification, and whether the Departments will make any changes to the guidance. The Company has not estimated the potential effect of the Codification guidance if adopted by the Departments. However, the actual effect of adoption could differ as changes are made to the Codification guidance, prior to its recommended effective date of January 1, 2001.

Impact of the Year 2000 Issue

    The Year 2000 Project ("Project") is addressing the inability of computer software and hardware to distinguish between the year 1900 and the year 2000. In 1996, the Company began a company-wide replacement of hardware and software systems to address this and other issues. This replacement is using systems from Dell, Hewlett Packard, Sun Systems, Compaq, Oracle and ZIM as well as some software conversions using Java. The new hardware is in place and operational at all subsidiaries. The software systems are in place in our nonstandard auto operations and are being implemented on a state-by-state basis. The Company began implementing the new nonstandard auto operating system in those states in which the Company writes annual policies (annual states). 100% of those annual states are currently in production. The remaining non-annual states are scheduled to be completed by June 30, 1999. The Y2K issue does not have an effect on the crop operations until October 1, 1999. The Company is converting non-compliant crop systems, through programmatic means, into a Y2K compliant environment. The crop operations are at 70% of completion for this conversion and are scheduled to be completed by the end of June 1999. A number of the Company's other IT projects are being delayed or completely eliminated due to the implementation of the Project. Additionally, the Company continues to experience certain processing concerns related to its nonstandard automobile operating system. The delay and/or elimination of these projects and the current processing concerns has caused or could cause a loss of market share in the nonstandard auto market.

Project

    The Company has divided the Project into three sections-Infrastructure, Applications/Business Systems and Third Party Suppliers. There are common portions of each of these divisions which are: (1) identifying Y2K items, (2) assigning a priority for those items identified, (3) repairing or replacing those items, (4) testing the fixes, and (5) designing a contingency and business continuation plan for each subsidiary.

    In February 1998, all items had been identified and the plans for replacement or repair were proposed to management. These plans were approved and the process began.

    The infrastructure section of the Project was quickly implemented and tested by the Company's IT staff and has been completed since May of 1998. All desktop, mini and midrange systems as well as phone switches, phones and building security systems have been tested for Y2K compliance. Any new systems required by the Company are being tested and certified prior to purchase with completion by June 30, 1999. Two mainframes being used by the Company are not Y2K certified or compliant. These machines have been replaced by Sun and HP compliant systems and are being kept in production until new applications are put in place on the new machines.

    The applications systems section of the Project includes: (1) the replacement of nonstandard auto companies Policy Administration and Claims systems, (2) the conversion of crop operations systems in total, and (3) replacement of non compliant business systems company-wide (this includes wordprocessors, network operating systems, spreadsheet programs, presentation systems, etc.).

    The Company had already made the decision to transition off all of its nonstandard auto legacy systems and this process had been in work since 1996. These systems are Y2K compliant and are scheduled for completion by the end of June 30, 1999. The conversion of crop systems began in August 1998 and is scheduled for completion by the end of June 1999. Business systems are being replaced as vendors certify their compliance. The Company is at 75% compliance in this area.

    The Company relies on third party vendors for investments, reinsurance treaties and banking. The Company began inquiring about Y2K compliance with its third party vendors beginning in July 1998. To date all vendors have replied regarding their compliance efforts. Those that are not in compliance have until the end of second quarter 1999 to do so, or they will be replaced.

Costs

    The Company considers the cost associated with the Project to be material. The Company has estimated the total cost to be $5.7 million, the majority of which has been capitalized as hardware or software costs. The Company has also incurred substantial costs for carrying two systems including personnel costs and outside service fees. The component of these costs specifically associated with Y2K cannot be reasonably estimated. The total amount expended through December 31, 1998 on all infrastructure and software upgrades is approximately $4.6 million. The Company expects to spend another $1.1 million in its efforts to complete the Project. This does not include additional annual maintenance costs that will be incurred as we move forward. Funding for these costs will continue to be provided by funds from operations. The Company believes that the new nonstandard auto system will significantly enhance service capability and reduce future operating costs.

Risks

    Failure to correct the Y2K problem through efficient and timely implementation of the Company's new operating system could cause a failure or interruption of normal business operations. These failures could materially affect the Company's operational results, financial condition and liquidity through reduction of premium volume and an increase in operating costs as a percentage of premium volume or deterioration of loss experience. Due to the nature of the Y2K problem, the Company is uncertain whether it will have a material affect or the potential magnitude of any financial impact. The Company believes that the possibility of significant business interruptions should be reduced by successful implementation of the Project.

CONSOLIDATED FINANCIAL STATEMENTS
As at December 31 (in thousands of U.S. dollars, except per share data) CONSOLIDATED BALANCE SHEETS

ASSETS                                                        1998       1997

Cash and investments (note 5)                               $253,718   $247,124
Accounts Receivable
  Premiums receivable                                        121,328     89,762
  Income taxes recoverable                                    12,711      1,505
  Due from related parties                                     3,495      1,442
  Accrued and other receivables                                2,362      2,658
                                                             -------    -------
                                                             139,896     95,367
  Reinsurance recoverable on paid and unpaid claims           67,885    108,206
  Prepaid reinsurance premiums                                17,486     36,607
  Capital assets (note 6)                                     19,350     12,230
  Deferred policy acquisition costs                           16,332     11,849
  Deferred income taxes                                        5,825      2,098
  Intangibles (note 7)                                        46,300     42,562
  Other assets                                                 4,197      4,805
                                                             -------    -------
                                                            $570,989   $560,848
                                                             =======    =======
LIABILITIES
Accounts Payable
  Due to insurance companies                                $ 12,353   $ 37,350
  Accrued and other payables                                  22,283     27,266
                                                             -------    -------
                                                              34,636     64,616
  Outstanding claims (notes 2(e) and 4)                      207,432    152,871
  Unearned premiums (note 4)                                 110,665    118,616
  Notes payable (note 8)                                      13,744      4,182
                                                             -------    -------
                                                             366,477    340,285
                                                             -------    -------
Minority interest:
  Equity in net assets of subsidiaries                        19,787     25,231
  Preferred Securities (note 9)                              135,000    135,000
                                                             -------    -------
                                                             154,787    160,231
                                                             -------    -------
Contingent liabilities and commitments (note 13)

SHAREHOLDERS' EQUITY                                          49,725     60,332
                                                             -------    -------
                                                            $570,989   $560,848
                                                             =======    =======

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31
(in thousands of U.S. Dollars, except per share data) CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)


REVENUE                                        1998        1997       1996

Gross premiums written                       $546,771    $448,982   $299,376
                                              =======     =======    =======
Net premiums written                         $362,106    $281,896   $213,778
                                              =======     =======    =======
Net premiums earned                          $342,177    $276,540   $208,883

Fee income                                     20,203      17,821      9,286

Net investment income                           13,401     12,777      7,745

Net realized capital gains (losses)              4,104      9,393       (637)
                                               -------    -------    -------
Total Revenue                                  379,885    316,531    225,277
                                               -------    -------    -------
EXPENSES

Net claims incurred                            280,892    210,999     146,274

Commissions and operating expenses (note 15)   103,926     63,344      48,647

Amortization of intangibles                      2,379      1,197         411

Interest expense                                   163      3,087       4,961
                                               -------    -------     -------
Total Expenses                                 387,360    278,627     200,293
                                               -------    -------     -------
Earnings (loss) before undernoted items         (7,475)    37,904      24,984

Provision for income taxes (note 11)            (2,038)    11,596       8,056

Preferred security distributions, net of tax     8,411      3,120          --

Minority interest                               (4,849)     7,205       2,801
                                               -------    -------     -------
Earnings (loss) from continuing operations      (8,999)    15,983      14,127

Net earnings (loss) from discontinued
  operations (note 3)                           (2,937)    (3,545)     (1,000)

Gain on sale of subsidiary stock (note 3)           --         --      18,169
                                               -------    -------     -------
Net earnings (loss)                           $(11,936)   $12,438     $31,296
                                               =======    =======     =======
Earnings (loss) per share from continuing
  operations                                    $(1.54)     $2.86      $2.67

Earnings (loss) per share from continuing
  operations - fully diluted                    $(1.54)     $2.70      $2.48

Net earnings (loss) per share                   $(2.04)     $2.22      $5.92

Net earnings (loss) per share - fully diluted   $(2.04)     $2.12      $5.28
                                                  ====       ====       ====

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31
(in thousands of U.S. Dollars,  except per share data)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                           Capital                    Cumulative      Retained     Total
                                                           Stock       Contributed    Translation     Earnings     Shareholders'
                                                          (Note 10)    Surplus        Adjustment      (Deficit)    Equity

Balance at January 1, 1996                                 $16,817         $--           $(300)        $(3,895)    $12,622
Issuance of common shares                                      599          --              --              --         599
Increase in contributed surplus                                 --       2,775              --              --       2,775
Change in cumulative translation adjustment                     --          --             (34)             --         (34)
Net earnings                                                    --          --              --          31,296      31,296
                                                            ------       -----             ---          ------      ------
Balance at December 31, 1996                                17,416       2,775            (334)         27,401      47,258
Issuance of common shares                                      594          --              --              --         594
Change in cumulative translation adjustment                     --          --              42              --          42
Net earnings                                                    --          --              --          12,438      12,438
                                                            ------       -----             ---          ------      ------
Balance at December 31, 1997                                18,010       2,775            (292)         39,839      60,332
Issuance of common shares                                    1,533          --              --              --       1,533
Purchase of common shares                                     (226)         --              --            (522)       (748)
Change in cumulative translation adjustment                     --          --             544              --         544
Net earnings (loss)                                             --          --              --         (11,936)    (11,936)
                                                             ------       -----            ---          ------      ------
Balance at December 31, 1998                                $19,317      $2,775           $252         $27,381     $49,725
                                                             ======       =====            ===          ======      ======

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31
(in thousands of U.S. Dollars,  except per share data)
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                          1998       1997      1996
Cash provided by (used in):
Operating activities
  Net earnings (loss)                                                  $(11,936)   $12,438   $31,296
  Items not involving cash:
    Amortization                                                          6,032      5,258     2,438
    Minority interest share in net earnings                              (4,849)     7,205     2,801
    Loss (gain) on sale of investments                                   (4,104)    (9,393)      637
    Gain on sale of capital assets                                         (267)        --        (4)
                                                                         ------     ------    ------
  Working capital provided (used) by operating activities               (15,124)    15,508    37,168
  Changes in working capital relating to operations (note 16)            25,809     (1,481)   (6,271)
                                                                         ------     ------    ------
                                                                         10,685     14,027    30,897
                                                                         ------     ------    ------
Financing activities, net of assets acquired
  Proceeds from issuance of preferred securities                             --    129,877        --
  Repayment of debentures                                                    --         --   (11,085)
  Increase (decrease) in notes payable                                    7,855    (43,818)   42,189
  Cost of shares acquired                                                  (748)        --        --
  Proceeds from consolidated subsidiary minority interest owners             --      2,354    41,000
  Loans to related parties                                               (1,600)        --        --
  Issue of share capital                                                    356        594       599
                                                                         ------     ------    ------
                                                                          5,863     89,007    72,703
                                                                         ------     ------    ------
Investing activities, net of assets acquired
  Purchase of minority interest                                          (1,208)   (61,000)      --
  Acquisition of Superior                                                    --         --   (66,590)
  Net purchase of marketable securities                                   3,210    (34,535)  (11,996)
  Net purchase of capital assets                                         (9,348)    (5,803)   (2,459)
  Cash paid for NACU                                                     (3,000)        --        --
  Other, net                                                                 --      1,130       563
                                                                         ------    -------    ------
                                                                        (10,346)  (100,208)  (80,482)
                                                                         ------    -------    ------
Increase in cash resources during the year                                6,202      2,826    23,118

Cash resources, beginning of year                                        36,557     33,731    10,613
                                                                         ------     ------    ------
Cash resources, end of year                                             $42,759    $36,557   $33,731
                                                                         ======     ======    ======
Cash resources are comprised of:
  Cash                                                                  $15,123    $13,324   $4,679
  Short-term investments                                                 27,636     23,233   29,052
                                                                         ------     ------   ------
                                                                        $42,759    $36,557  $33,731
                                                                         ======     ======   ======

See accompanying Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998 and 1997
(in thousands of U.S. dollars, except share and per share data)

1.  ORGANIZATION

Goran Capital Inc. ("Goran" or the "Company") is the parent company of the Goran group of companies. The consolidated financial statements include the accounts of all subsidiary companies of Goran, as follows:

1. Symons International Group, Inc. ("SIG") is a 67% owned subsidiary of Goran. SIG is primarily involved in the sale of nonstandard automobile insurance and crop insurance. Its products are marketed through independent agents and brokers, in 42 states, primarily in the Midwest and Southern United States.

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

Superior Insurance Company ("Superior") - an insurance company domiciled in Florida;

Superior American Insurance Company ("Superior American") - an insurance company domiciled in Florida;

Superior Guaranty Insurance Company ("Superior Guaranty") - an insurance company domiciled in Florida;

Pafco General Insurance Company ("Pafco") - an insurance company domiciled in Indiana; and

IGF Holdings, Inc. ("IGFH") - a holding company for the crop operations which includes IGF Insurance Company ("IGF") - an insurance company domiciled in Indiana and North American Crop Underwriters ("NACU") - a managing general agency with exclusive focus on crop insurance.

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

On April 30, 1996, GGSH acquired the Superior entities through a purchase business combination. The Company's Consolidated Statement of Earnings for the year ended December 31, 1996 includes the results of operations of the Superior entities subsequent to April 30, 1996, the date of the acquisition. (See Note 3.)

On August 12, 1997, SIG acquired the 48% minority interest in GGSH from Goldman Funds through a purchase business combination. (See Note 3.)

On July 8, 1998, SIG acquired NACU through a purchase business combination. SIG's Consolidated Statement of Earnings for the year ended December 31, 1998 includes the results of operations of NACU subsequent to July 8, 1998.
(See Note 3.)

[Header]
(in thousands of U.S. dollars, except share and per share data)

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

(d) Deferred Policy Acquisition Costs

    Deferred policy acquisition costs are comprised of agents' commissions, premium taxes and certain general expenses which are related directly to the acquisition of premiums. These costs, to the extent that they are considered recoverable, are deferred and amortized over the same period that the related premiums are taken into income.

(e) Outstanding Claims

    The reserve for outstanding claims includes estimates for reported unpaid losses and losses incurred but not reported. These reserves have not been discounted. Reserves are established using case-basis valuations and statistical analysis as claims are reported. Those estimates are subject to the effects of trends in loss severity and frequency. While management believes the reserves are adequate, the provision for losses are necessarily based on estimates and are subject to considerable variability. Changes in the estimated reserves are charged and credited to operations as additional information on the estimated amount of a claim becomes known during the course of its settlement. The reserve for outstanding claims has been reported on by independent actuaries. (See also Note 2(l)).

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

[Header]
(in thousands of U.S. dollars, except share and per share data)

(i) Use of Estimates

    The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in future as more information becomes known which could impact the amounts reported and disclosed herein.

(j) Comparative Figures

    Certain comparative figures have been reclassified to conform to the basis of presentation adopted in 1997.

(k) Preferred Securities

    Preferred securities represent SIG-obligated mandatorily redeemable securities of subsidiary holding solely parent debentures and are reported at their liquidation value under minority interest. Distributionson these securitiesare charged against consolidated earnings.

(l) Accounting Changes

    In the consolidated financial statements, the Company has adopted the following pronouncements:

Segmented Information - Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1701 and United States Financial Accounting Standards Board ("FASB") Statement of Accounting Standard No. 131; the adoption of these standards is consistent with the Company's previously established segment disclosures.

Income Taxes - CICA Handbook Section 3465; the standard is consistent with FASB Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes". These standards require an asset and liability approach that takes into account changes in tax rates when valuing the deferred tax amounts reported in the balance sheet. Valuation allowances are established when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Outstanding Claims - the Company's accounting policy prior to 1998 was to discount the reserves for direct claims for the time value of money. Effective January 1, 1998, the Company adopted its current policy (see Note 2 (e)) which does not take into the account the impact of discounting. The new policy is consistent with United States generally accepted accounting principles ("GAAP").

The net impact of the changes in accounting for income taxes and outstanding claims has been applied prospectively in the accounts with no material effect in the current year. The impact of the previously applied policies on prior years' financial statements is presented in the reconciliation of Canadian and United States GAAP in Note 18.

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

[Header]
(in thousands of U.S. dollars, except share and per share data)

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

The acquisition of Superior was accounted for as a purchase and recorded as follows:


          Assets acquired                          $165,826
          Liabilities assumed                       100,566
                                                    -------
          Net assets acquired                        65,260
          Purchase price                             66,590
                                                    -------
          Goodwill                                 $  1,330
                                                    =======

The Company's results from operations for the year ended December 31, 1996 include the results of Superior subsequent to April 30, 1996.

On August 12, 1997, the Company purchased the remaining minority interest in GGSH for $61 million in cash. The excess of the acquisition price over the minority interest liability of $25,355 aggregated approximately $35,645 and was assigned to goodwill as the fair market value of assets and liabilities approximated their carrying value.

In July 1998, IGFH acquired all of the outstanding shares of common stock of North American Crop Underwriters ("NACU"), a Henning, Minnesota based managing general agency which focuses exclusively on crop insurance. The acquisition price for NACU was $4,000 of which $3,000 was paid in cash and the remaining $1,000 payable July 1, 2001 without interest.

The acquisition of NACU was accounted for as a purchase and recorded as follows:


          Assets acquired                          $21,035
          Liabilities assumed                       19,705
                                                    ------
          Net assets acquired                        1,330
          Purchase price                             4,000
                                                    ------
          Excess purchase price (goodwill)         $ 2,670
                                                    ======

The Company's results from operations for the year ended December 31, 1998 include the results of NACU subsequent to July 8, 1998.

Goodwill is amortized over a 25-year period on a straight-line basis based upon management's estimate of the expected benefit period.

[Header]
(in thousands of U.S. dollars, except share and per share data)

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

Assuming that these transactions took place (including the IPO) at January 1, 1996, the pro-forma effect of these transactions would result in summarized company consolidated statements of earnings as follows:


                                                                  1996
                                                               (unaudited)
        Revenues                                                 $269,362
        Earnings from continuing operations                       $16,318
        Earnings per share from continuing operations               $3.08

As a result of the IPO, the Company effectively disposed of a 33% interest in SIG. The change in the Company's share of SIG's net identifiable assets at the time of the IPO, represented by the Company's 67% proportionate interest in the net IPO proceeds over the 33% proportionate share of the book value of SIG disposed, amounts to a gain of $18,169 and is reported as unusual income in 1996.

In December 1997, the Company discontinued the operations of SIGF whose book of business was subsequently sold on January 1, 1999. Accordingly, the results of these operations have been accounted for separately from the results of ongoing operations. The net loss from discontinued operations was $2,937, $3,545 and $1,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

4.    REINSURANCE

The Company's insurance subsidiaries follow a policy of underwriting and reinsuring contracts of insurance which limits their liability to a maximum amount on any one claim for nonstandard automobile of $250 with the result that claims incurred are stated net of reinsurance. The crop division reinsures losses through stop loss in excess of 80% loss ratio for crop hail and 100% loss ratio for MPCI. As the primary insurers, the Company's insurance subsidiaries maintain the principal liability to the policyholder.

On March 2, 1998, SIG announced that it had signed an agreement with CNA to assume its multi-peril and crop hail operations. CNA wrote approximately $80 million of multi-peril and crop hail insurance business in 1997. SIG reinsured a small portion of the Company's total crop book of business (approximately 22% MPCI and 15% crop hail) to CNA. Starting in the year 2000, assuming no event of change in control as defined in the agreement, SIG can purchase the premiums reinsured from CNA through a call provision or CNA can require SIG to buy the premiums reinsured to CNA. Regardless of the method of takeout of CNA, CNA must not compete in MPCI or crop hail for a period of time. There was no purchase price. The formula for the buyout in the year 2000 is based on a multiple of average pre-tax earnings that CNA received from reinsuring SIG's book of business.

[Header]
(in thousands of U.S. dollars, except share and per share data)

The effect of reinsurance on the activities of the Group can be summarized as follows:

                  1998                            Gross     Ceded       Net
Premiums written                                $546,771  $(184,665)  $362,106

Premiums earned                                  554,722   (212,545)   342,177

Incurred losses and loss adjustment expenses     521,476   (240,584)   280,892

Commission expense (note 15)                      94,818    (80,272)    14,546

Outstanding claims                               207,432    (69,541)   137,891

Unearned premiums                                110,665    (17,486)    93,179

                  1997                            Gross     Ceded       Net
Premiums written                                $448,982  $(167,086)  $281,896

Premiums earned                                  422,200   (145,660)   276,540

Incurred losses and loss adjustment expenses     312,079   (101,080)   210,999

Commission expense (note 15)                      65,529    (77,279)   (11,750)

Outstanding claims                               152,871    (94,424)    58,447

Unearned premiums                                118,616    (36,607)    82,009

                  1996                            Gross     Ceded       Net
Premiums written                                $299,376  $ (85,598)  $213,778

Premiums earned                                  303,187    (94,304)   208,883

Incurred losses and loss adjustment expenses     237,882    (91,608)   146,274

Commission expense (note 15)                      48,601    (44,096)     4,505

Outstanding claims                               127,045    (33,113)    93,932

Unearned premiums                                 91,207    (14,983)    76,224

                                       28

[Header]
(in thousands of U.S. dollars, except share and per share data)

5.    CASH AND INVESTMENTS

                                     1998               1997
                                Book      Market    Book      Market
                                Value     Value     Value     Value

Cash and cash equivalents      $15,123   $15,123   $13,324   $13,324

Short-term investments          27,637    27,637    23,233    23,233

Equities                        13,691    12,988    35,446    36,631

Bonds and debentures           194,277   197,251   172,401   174,215

Mortgages                        2,100     2,100     2,220     2,220

Real Estate                        890       890       450       450

Other loan receivable               --        --        50        50
                               -------   -------   -------   -------
Total Cash & Investments      $253,718  $255,989  $247,124  $250,123
                               =======   =======   =======   =======

At December 31, 1998, cash and investments with a market value of approximately $31,201 (1997 - $42,367) are on deposit or held in trust by cedents, and to a limited amount regulatory authorities, to secure certain of the outstanding claims of the Company.

6.   CAPITAL ASSETS

                                               1998
                                            Accumulated               1997
                                    Cost    Depreciation     Net       Net

Land                               $  260       $--          $260      $226

Buildings                           7,397       1,049       6,348     4,098

Furniture, fixtures and equipment    6,621      3,439       3,182     1,970

Computer equipment                  14,683      5,193       9,490     5,907

Automobiles                            108         38          70        29
                                    ------      -----      ------    ------
Total                              $29,069     $9,719     $19,350   $12,230
                                    ======      =====      ======    ======

Depreciation expense related to capital assets for the years ended December 31, 1998, 1997 and 1996 was $3,151, $1,754 and $1,811, respectively.

[Header]
(in thousands of U.S. dollars, except share and per share data)

7.    INTANGIBLES

Intangible assets at December 31 are as follows:

                                               1998
                                            Accumulated               1997
                                    Cost    Depreciation     Net       Net

Goodwill                           $42,372      $2,521    $39,851   $36,321

Deferred debt costs                  5,131         242      4,889     5,053

Organization costs                   2,494         934      1,560     1,188
                                    ------       -----     ------    ------
Total                              $49,997      $3,697    $46,300   $42,562
                                    ======       =====     ======    ======

Amortization expense related to intangible assets for the years ended December 31, 1998, 1997 and 1996 was $2,379, $1,197 and $411, respectively.

8.    NOTES PAYABLE

At December 31, 1998, IGF maintained a revolving bank line of credit in the amount of $12,000. At December 31, 1998 and 1997, the outstanding balance was $12,000 and $4,182, respectively. Interest on this line of credit was at the New York prime rate (7.75% at December 31, 1998) minus 1% adjusted daily. Prior to December 31, 1997 this rate was adjusted to prime plus .25%. This line is collateralized by the crop-related uncollected premiums, reinsurance recoverable on paid losses, Federal Crop Insurance Corporation (FCIC) annual settlement, and a first lien on the real estate owned by IGF. The IGF Revolver contains certain covenants which (i) restricts IGF's ability to accumulate common stock, (ii) sets minimum standards for investments and policyholder surplus and (iii) limits ratio of net written premiums to surplus. At December 31, 1998, IGF was in compliance with all covenants associated with the line or had received proper waivers.

The weighted average interest rate on the line of credit was 6.96%, 8.75% and 8.6% during 1998, 1997, and 1996, respectively.

Notes payable at December 31, 1998 also includes a $1,000,000 note due 2001 on the purchase of NACU at no interest. The balance of notes payable at December 31, 1998 includes three smaller notes (less than $300,000 each) assumed in the acquisition of NACU due 2002-2006 with periodic payments at interest rates ranging from 7% to 9.09%.

9.    PREFERRED SECURITIES

On August 12, 1997, SIG issued $135 million in Trust Originated Preferred Securities ("Preferred Securities") at a rate of 9.5% paid semi-annually. These Preferred Securities were offered through a wholly-owned trust subsidiary of SIG and are backed by Senior Subordinated Notes to the Trust from SIG. These Preferred Securities were offered under Rule 144A of the SEC ("Preferred Securities Offering") and, pursuant to the Registration Rights Agreement executed at closing, SIG filed a Form S-4 Registration Statement with the SEC on September 16, 1997 to effect the Exchange Offer. The S-4 Registration Statement was declared effective on September 30, 1997 and the Exchange Offer successfully closed on October 31, 1997. The proceeds of the Preferred Securities Offering were used to repurchase the remaining minority interest in GGSH for $61 million, repay the balance of the term debt of $44.9 million and SIG expects to contribute the balance, after expenses, of approximately $24 million to the nonstandard automobile insurers of which $10.5 million was contributed in 1997. Expenses of the issue aggregated $5.1 million and are amortized over the term of the Preferred Securities (30 years). In the third quarter of 1997, SIG wrote off the remaining unamortized costs of the term debt of approximately $1.1 million pre-tax or approximately $0.09 per share.

The Preferred Securities have a term of 30 years with semi-annual interest payments commencing February 15, 1998. The Preferred Securities may be redeemed in whole or in part after 10 years. The Preferred Security obligations of approximately $13 million per year is funded from SIG's nonstandard automobile management company and dividend capacity from the crop operations. The nonstandard auto funds are the result of management and billing fees in excess of operating costs.

[Header]
(in thousands of U.S. dollars, except share and per share data)

For calendar 1998 and 1997, the coverage ratio of nonstandard automobile cash flows to Preferred Security costs was 2.1x and 2.2x, respectively. Coverage from SIG's crop operations entailed a dividend capacity of $13.4 million in 1998 that will reduce to approximately $3.1 million in 1999 as a result of SIG's operations and statutory limitations.
SIG also has approximately $10 million in excess funds for debt service.

The Trust Indenture for the Preferred Securities contains certain preventative covenants. These covenants are based upon SIG's Consolidated Coverage Ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) whereby if SIG's EBITDA falls below 2.5 times Consolidated Interest Expense (including Preferred Security distributions) for the most recent four quarters the following restrictions become effective:

  o SIG may not incur additional Indebtedness or guarantee additional Indebtedness.
  o SIG may not make certain Restricted Payments including loans or advances to affiliates, stock repurchases and a limitation on the amount of dividends is inforce.
  o SIG may not increase its level of Non-Investment Grade Securities defined as equities, mortgage loans, real estate, real estate loans and non-investment grade fixed income securities.

These restrictions currently apply as SIG's Consolidated Coverage Ratio was (.15x) in 1998, and will continue to apply until SIG's Consolidated Coverage Ratio is in compliance with the terms of the Trust Indenture. This does not represent a Default by SIG on the Preferred Securities. SIG is in compliance with these preventative covenants as of December 31, 1998.

Assuming the Preferred Securities Offering took place at January 1, 1997, the proforma effect of this offering on the Company's consolidated statement of earnings from continuing operations for the year ended December 31, 1997 is as follows:

                                                     Unaudited
                                                   (In thousands)
       Revenues                                       $319,019
       Net earnings                                    $11,163
       Net earnings per common share                     $1.99


Proforma results for the Preferred Securities Offerings for 1996 would not be meaningful due to the Acquisition and IPO in 1996.

The pro forma results are not necessarily indicative of what actually would have occurred if these transactions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results.

10.    CAPITAL STOCK

The Company's authorized share capital consists of:

            (a)   First Preferred Shares

            An unlimited number of first preferred shares of which none are outstanding at December 31, 1998 (1997 NIL).

            (b)   Common Shares

            An unlimited number of common shares of which 5,876,398 are outstanding as at December 31, 1998 (1997 - 5,730,276).

During the year, pursuant to the exercise of warrants and options, the Company issued 215,922 (1997 - 324,456) common shares for aggregate consideration in the amount of $1,533 (1997 - $594) of which $1,177 of the consideration was in the form of a loan. During the year, the Company purchased 69,800 of its common shares for an aggregate consideration of $748.

[Header]
(in thousands of U.S. dollars, except share and per share data)

Information regarding the Goran Stock Option Plan is summarized below (in Canadian dollars):

                                                       1998                1997             1996
                                                     Weighted           Weighted          Weighted
                                                     average            average           average
                                                     exercise           exercise          exercise
                                            Shares    price    Shares    price   Shares    price

Outstanding at the beginning of the year    546,856   $17.86   526,899   $8.76   499,129   $2.87
Granted                                     363,970    36.57   188,355   29.57   213,986   16.50
Exercised                                  (215,254)   10.53  (166,831)   2.26  (186,216)   1.88
Forfeited                                        --       --    (1,567)  25.45        --     --
                                            -------            -------           -------
Outstanding at the end of the year          695,572   $29.92   546,856  $17.86   526,899   $8.76
                                            =======            =======           =======
Options exercisable at year end             569,126            349,141           449,082

Available for future grant                  175,428             40,062           60,019


The weighted average remaining life of the Goran options as of December 31, 1998 is 8.3 years.

On November 1, 1996, SIG adopted the Symons International Group, Inc. 1996 Stock Option Plan (the "SIG Stock Option Plan"). The SIG Stock Option Plan provides SIG authority to grant nonqualified stock options and incentive stock options to officers and key employees of SIG and its subsidiaries and nonqualified stock options to nonemployee directors of SIG and Goran. Options have been granted at an exercise price equal to the fair market value of SIG's stock at date of grant. The options granted to SIG's Chairman (633,900 shares) vest and become exercisable in full on the first anniversary of the grant date. All of the remaining outstanding stock options vest and become exercisable in three equal installments on the first, second and third anniversaries of the date of grant. On October 14, 1998 all SIG options were repriced to $6.3125 per share.

Information regarding the SIG Stock Option Plan is summarized below:

                                                       1998                1997               1996
                                                     Weighted            Weighted           Weighted
                                                     average             average            average
                                                     exercise            exercise           exercise
                                            Shares    price     Shares    price    Shares    price

Outstanding at the beginning of the year  1,000,000   $6.3125   830,000  $12.50        --     $--
Granted                                     478,000    6.3125   185,267   15.35    830,000   12.50
Exercised                                    (4,332)   6.3125    (1,667)  12.50        --     --
Forfeited                                   (15,835)   6.3125   (13,600)  12.50        --     --
                                          ---------           ---------            -------
Outstanding at the end of the year        1,457,833   $6.3125 1,000,000  $13.03    830,000  $12.50
                                          =========           =========            =======
Options exercisable at year end             760,289   $6.3125   521,578  $12.50

Available for future grant                   42,167                 --             170,000


The weighted average remaining life of the SIG options as of December 31, 1998 is 8.5 years.

[Header]
(in thousands of U.S. dollars, except share and per share data)

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

Information regarding the GGS Stock Option Plan is summarized below:

                                                       1998                1997               1996
                                                     Weighted            Weighted           Weighted
                                                     average             average            average
                                                     exercise            exercise           exercise
                                            Shares    price     Shares    price    Shares    price

Outstanding at the beginning of the year     54,022  $51.75      55,972  $51.75        --     $--
Granted                                          --     --           --     --      55,972    51.75
Forfeited                                      (150) $51.75      (1,950)  51.75        --      --
                                             ------              ------             ------
Outstanding at the end of the year           53,872  $51.75      54,022  $51.75     55,972    $51.75
                                             ======              ======             ======
Options exercisable at year end              21,549              10,804                --

Available for future grant                   57,239              57,089             55,139


                                                                Options                   Options
                                                    Weighted    outstanding               exercisable
                                                    average     weighted                  weighted
                                                    remaining   average                   average
                                        Number      life (in    exercise    Number        exercise
Range of exercise prices              outstanding   years       price       exercisable   price

$44.17-$53.45                           37,710       7.3        $46.13        21,549       $47.60
$58.79-$71.14                           16,162       7.3         64.87            --          --
                                        ------                                ------
                                        53,872                                21,549
                                        ======                                ======

[Header]
(in thousands of U.S. dollars, except share and per share data)

11.   INCOME TAXES

The provision for (recovery of) income taxes is analyzed as follows:

                                                           1998        1997       1996

Consolidated net earnings (loss) before income taxes
  and discontinued operations                            $(7,475)    $37,904    $43,153
                                                           =====      ======     ======
Incomes taxes at Canadian statutory rates                $(3,326)    $16,867    $19,203

Effect on taxes resulting from:
  Tax exempt income                                         (958)     (1,714)    (1,495)
  U.S. statutory rate differential                         1,518      (3,262)    (2,566)
  Application of losses carried forward and reserves          --        (292)        --
  Nontaxable gain on IPO                                      --          --     (8,085)
  Operating loss for which no current income tax
     benefit is recognized                                   728         116      1,027
  Timing differences                                         332       1,124        (73)
  Other, net                                                  --        (119)       (28)

Current tax provision                                     (1,706)     12,720      7,983

Deferred tax provision (recovery)                           (332)     (1,124)        73
                                                           -----      ------     ------
                                                         $(2,038)    $11,596    $ 8,056
                                                           =====      ======     ======

At December 31, 1998, the Company's Canadian subsidiary had reserves, unclaimed for income tax purposes, of $424 (1997 - $677). In addition, the Company and its consolidated subsidiaries have operating loss carry forwards of approximately $11,459 (1997 - $8,909) for tax purposes which expire primarily after 1998. The Company also has net capital losses carried forward of approximately $7,607 (1997 - $8,052) which can be applied to reduce income taxes on any future taxable capital gains. The potential tax benefit of the reserves and losses carried forward have not been recorded in these financial statements.

[Header]
(in thousands of U.S. dollars, except share and per share data)

12.    RELATED PARTY TRANSACTIONS

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

Included in due from related parties are $1,377 (1997 - $346) due from certain shareholders and directors which relate to the purchase of common shares of the Company. Approximately $1,157 of the amounts due bear interest and are subject to principal repayment schedules. Other receivables at December 31, 1998 also includes $1,414 due from certain shareholders unrelated to stock purchases, the majority of which bear interest and are subject to principal repayment terms.

The Company paid  $2,832,000,  $1,034,000  and $692,000 in 1998,  1997 and 1996,
respectively, for consulting and other services relative to the conversion to the Company's new non-standard automobile operating system. The Company has capitalized these costs as part of its new non-standard automobile operating system. Approximately 90% of these payments are for services provided by consultants and vendors unrelated to the Company. Stargate Solutions ("Stargate") manages the work of each unrelated consultants and vendors and, as compensation for such work, has retained approximately 10% of the payments referred to above in return for management services provided. During 1998, Stargate was owned generally by certain directors of the Company and a relative of those directors. The Company also paid consulting fees to related parties of $270 and $86 in 1998 and 1997, respectively, for payments to Onex, Inc., an officer of whom is on the Company's Board of Directors, for employment related matters.

13.    CONTINGENT LIABILITIES AND COMMITMENTS

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

As part of the agreement by the Company to assume the multi-peril and crop operations of CNA, the Company agreed to reimburse CNA for certain direct overhead costs incurred by CNA during the first quarter of 1998 before the Company assumed the book of business. CNA has requested reimbursement of $2.0 million in expenses which the Company believes should only be $1.1 million. Negotiations are in process to settle this reimbursement. The Company fully expects the ultimate settlement will approximate $1.1 million and has therefore, accrued this amount in its consolidated financial statements. In the unforeseen event the ultimate settlement is greater than $1.1 million, the Company will accrue the full additional amount at that time.

The California Department of Insurance (CDOI) has advised the Company that they are reviewing a possible assessment which could total $3 million. The Company does not believe it will owe anything for this possible assessment. This possible assessment relates to the charging of brokers fees to policyholders by independent agents who have placed business for one of the Company's nonstandard automobile carriers, Superior Insurance Company. The CDOI has indicated that such broker fees charged by the independent agent to the policyholder were improper and has requested reimbursement to the policyholders by Superior Insurance Company. The Company did not receive any of these broker fees. As the ultimate outcome of this potential assessment is not deemed probable the Company has not accrued any amount in its consolidated financial statements. Although the assessment has not been formally made by the CDOI at this time, the Company believes it will prevail and will vigorously defend any potential assessment.

The Company began writing a new crop insurance product in 1998, AgPI(R), which provides business interruption coverage to agricultural product processors. At December 31, 1998 certain coverages exist, the results of which will not be fully known until the second quarter of 1999. The Company believes it has sufficient reserves at December 31, 1998; however, ultimate results could vary materially.

At December 31, 1998, the Company provided an allowance of $3.2 million associated with discrepancies identified in connection with the processing of premiums from the assumption of the CNA business and the related premiums

[Header]
(in thousands of U.S. dollars, except share and per share data)

receivable balance. The Company has been unable to resolve these discrepancies and has fully provided for this amount as the Company continues its investigation. Ultimate resolution of this matter may result in a change in the $3.2 million allowance. Ultimate resolution of this matter may result in a change in the $3.2 million allowance.

An assertion has been made in Florida alleging that service charges or finance charges are in violation of Florida law. The plaintiff is attempting to obtain a class certification in this action. The Company believes that it has substantially complied with the premium financing statue and intends to vigorously defend any potential loss. The ultimate outcome is uncertain.

14.   SEGMENTED INFORMATION

                                                                  United States
                                                 United States     Nonstandard
1998                                                 Crop             Auto         Other    Consolidated

Gross premiums written                             $243,026         $303,737           $8       $546,771
                                                    =======          =======            =        =======
Net premiums written                                $62,467         $269,741       $29,898      $362,106
                                                     ======          =======        ======       =======
Net premiums earned                                 $60,901         $264,022        17,254      $342,177
Fee income                                            3,772           16,431            --        20,203
Net investment income                                   275           11,958         1,168        13,401
Net realized capital gains (losses)                     217            4,124          (237)        4,104
                                                     ------          -------        ------       -------
Total revenue                                        65,165          296,535        18,185       379,885
                                                     ------          -------        ------       -------
Net claims incurred                                  52,550          217,916        10,426       280,892
Commission and operating expenses                    21,906           73,346         8,674       103,926
Interest and amortization of intangibles                502               --         2,040         2,542
                                                     ------          -------        ------       -------
Total expenses                                       74,958          291,262        21,140       387,360
                                                     ------          -------        -------      -------
Earnings (loss) before income taxes, minority
  interest and discontinued operations              $(9,793)          $5,273       $(2,955)      $(7,475)
                                                     ======            =====        ======        ======
Identifiable assets                                $143,434         $376,831       $50,724      $570,989
                                                    =======          =======        ======       =======

                                                                  United States
                                                 United States     Nonstandard
1997                                                 Crop             Auto         Other    Consolidated

Gross premiums written                            $126,401          $323,915       $(1,334)     $448,982
                                                   =======           =======         =====       =======
Net premiums written                               $20,796          $256,745        $4,355      $281,896
                                                    ======           =======         =====       =======
Net premiums earned                                $20,794          $251,020        $4,726      $276,540
Fee income                                           2,276            15,515            30        17,821
Net investment income                                  191            10,969         1,617        12,777
Net realized capital gains (losses)                    (18)            9,462           (51)        9,393
                                                    ------           -------         -----       -------
Total revenue                                       23,243           286,966         6,322       316,531
                                                    ------           -------         -----       -------
Net claims incurred                                 16,550           195,900        (1,451)      210,999
Commission and operating expenses                  (14,404)           72,463         5,285        63,344
Interest and amortization of intangibles               235                --         4,049         4,284
                                                    ------           -------         -----       -------
Total expenses                                       2,381           268,363         7,883       278,627
                                                    ------           -------         -----       -------
Earnings (loss) before income taxes, minority
  interest and discontinued operations             $20,862           $18,603       $(1,561)      $37,904
                                                    ======           =======         =====        ======
Identifiable assets                               $119,660          $363,864       $77,324      $560,848
                                                   =======           =======        ======       =======

[Header]
(in thousands of U.S. dollars, except share and per share data)

                                                                  United States
                                                 United States     Nonstandard
1996                                                 Crop             Auto         Other    Consolidated

Gross premiums written                            $110,059          $187,176       $2,141      $299,376
                                                   =======           =======        =====       =======
Net premiums written                               $23,013          $186,569       $4,196      $213,778
                                                    ======           =======        =====       =======
Net premiums earned                                $23,013          $168,746      $17,124      $208,883
Fee income                                           1,672             7,578           36         9,286
Net investment income                                  181             6,489        1,075         7,745
Net realized capital gains (losses)                     (1)           (1,014)         378          (637)
                                                    ------           -------       ------       -------
Total revenue                                       24,865           181,799       18,613       225,277
                                                    ------           -------       ------       -------
Net claims incurred                                 12,724           124,385        9,165       146,274
Commission and operating expenses                   (6,095)           46,796        7,946        48,647
Interest and amortization of intangibles               551                --        4,821         5,372
                                                    ------           -------       ------       -------
Total expenses                                       7,180           171,181       21,932       200,293
                                                    ------           -------       ------       -------
Earnings (loss) before income taxes, minority
  interest and discontinued operations             $17,685           $10,618      $(3,319)      $24,984
                                                    ======            ======       ======        ======
Identifiable assets                                $72,916          $260,332      $48,094      $381,342
                                                    ======           =======       ======       =======

Other results are comprised of the operations of Granite, Granite Re and corporate operations of Goran and SIG. In 1998 results for Granite Re include the following for assumed nonstandard auto premiums from SIG:


        Net premiums written                       $27,767
                                                    ======
        Net premiums earned                        $14,874
        Net claims incurred                         11,080
        Commissions                                  3,492
                                                    ------
        Pre-tax income to Granite Re               $   302
                                                    ======

The negative premiums for other in 1997 result from return premiums on prior periods for reinsurance transactions which has no significant impact on net earnings.

See also Note 1.

15.   REGULATORY MATTERS

Goran's insurance subsidiaries are subject to certain requirements and restrictions in accordance with the regulations of their respective jurisdictions. Statutory regulations require that the subsidiaries maintain a minimum amount of capital to support outstanding insurance in force and new premium writing. This requirement and other regulations in the respective jurisdictions, restricts the amount of dividends payable in any year by the subsidiaries to the parent. The statutory surplus of the Company's active insurance subsidiaries at December 31, 1998 amounted to $121,447 (1997 - $145,859).

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

[Header]
(in thousands of U.S. dollars, except share and per share data)

IGF received written approval through March 31, 1999 from the IDOI to reflect its business transacted with the FCIC as a 100% cession with any net underwriting results recognized in ceding commissions for statutory accounting purposes, which differs from prescribed statutory accounting practices. As of December 31, 1998, that permitted practice had no effect on statutory surplus or net earnings.

The net underwriting results, included in commissions and operating expenses, for the years ended December 31, 1998, 1997 and 1996 were gains of $19,763, $26,589 and $12,277, respectively.

As of December 31, 1998, IGF and the Superior entities had risk-based capital ratios that were in excess of the minimum requirements. Pafco's risk-based capital ratio was 186% or $1.2 million less than the Company Active Level. Pafco has filed its plan of corrective action with the IDOI.

16.    CHANGES IN WORKING CAPITAL RELATING TO OPERATIONS

The undernoted amounts are net of assets acquired on purchase of NACU:

                                                  1998       1997       1996

Decrease (increase) in accounts receivable     $(11,427)   $(6,395)   $(19,448)

Decrease (increase) in reinsurance recoverable
  paid and unpaid claims                          40,321   (61,311)      8,464

Decrease (increase) in prepaid reinsurance
  premiums                                        19,121   (21,624)     (8,785)

Decrease (increase) in deferred policy
  acquisition costs                               (4,483)    2,011       1,649

Decrease (increase) in deferred income taxes      (3,727)   (1,124)         73

Increase in other assets                         (11,836)   (4,083)     (2,433)

Increase (decrease) in accounts payable          (48,770)   37,810       5,576

Increase (decrease) in outstanding claims         54,561    25,826      (4,545)

Increase (decrease) in unearned premiums          (7,951)   27,409      13,178
                                                  ------    ------      ------
                                                 $25,809   $(1,481)    $(6,271)
                                                  ======    ======      ======

17.   LEASES

The Company has certain commitments under long-term operating leases for a branch office and sales offices for Superior Insurance Company. Rental expense under these commitments was $2,939 in 1998 and $1,176 for 1997. Future minimum lease payments required under these noncancellable operating leases are as follows:

          1999                              $3,087
          2000                               1,522
          2001                               1,291
          2002                               1,099
          2003 and thereafter                  284
                                             -----
             TOTAL                          $7,283
                                             =====

[Header]
(in thousands of U.S. dollars, except share and per share data)

18. RECONCILIATION OF CANADIAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("U.S. GAAP") AND ADDITIONAL INFORMATION

The consolidated financial statements are prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP are described below. There were no material differences in 1998:

            (a)  Earnings and retained earnings
                                                               1997      1996

                 Net earnings in accordance with
                  Canadian GAAP                               $12,438   $31,296

                 Add effect of difference in accounting for:
                   Deferred income taxes (see note (d))          177       (64)
                   Minority interest                             107      (177)
                   Outstanding claims (see note (e))            (504)       62
                                                              ------    ------
                 Net earnings in accordance with U.S. GAAP   $12,218   $31,117
                                                              ======    ======

                 Applying U.S. GAAP, deferred income tax assets would be increased by $1,975 and outstanding claims would be increased by $1,765, as at December 31, 1997. As a result of these adjustments, retained earnings would be increased by $140, which is net of related minority interest of $70, as at December 31, 1997. The effect of the above noted differences on other individual balance sheet items and on working capital is not significant.

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

                  The following average number of shares were used for the compilation of basic and fully diluted earnings per share:


                                                            1997        1998
                    Basic                                 5,590,576   5,286,270
                    Fully Diluted                         5,886,211   5,724,476

                  Earnings per share, as determined in accordance with U.S. GAAP, are as follows (no differences for 1998):


                                                            1997        1998
                    Basic earnings per share from
                      continuing operations               $2.82       $2.67

                    Fully diluted earnings per share
                      from continuing operations          $2.68      $2.47

                    Basic earnings per share              $2.19      $5.89

                    Fully diluted earnings per share      $2.08      $5.44

[Header]
(in thousands of U.S. dollars, except share and per share data)

            (c)   Supplemental cash flow information

                  Cash paid for interest and income taxes is summarized as follows:

                                                        1998    1997     1996
                   Cash paid for interest               $260   $3,467   $4,005
                   Cash paid for income taxes,
                    net of refunds                    $5,351  $10,979   $9,825

            (d)   Income taxes

                  The difference in accounting for deferred income taxes reflects the adoption for U.S. GAAP, effective January 1, 1993, of Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), "Accounting for Income Taxes." This standard requires an asset and liability approach that takes into account changes in tax rates when valuing the deferred tax amounts to be reported in the balance sheet.
                  (See Note (a) and see Note 2 (l))

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

            (f)   Receivables from sale of capital stock

                  The SEC Staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock should be presented as deductions from shareholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP, shareholders' equity would be reduced by $1,377 and $346 as at December 31, 1998 and 1997, respectively, to reflect the loans due from certain shareholders which relate to the purchase of common shares of the Company.

            (g)   Unrealized gain (loss) on investments

                  U.S. GAAP require that unrealized gains and losses on investment portfolios be included as a component in determining shareholders' equity. In addition, SFAS No. 115 permits prospective recognition of unrealized gains on investment portfolios for year-ends commencing after December 15, 1993. As a result, shareholders' equity would be increased by $1,176 and by $1,336, which is net of deferred tax of $679 and $1,005 and related minority interest of $416 and $658, as at December 31, 1998 and 1997, respectively. As the Company classifies its debt and equity securities as available for sale, the adoption of SFAS No. 115 in 1994 has no effect on net earnings.

[Header]
(in thousands of U.S. dollars, except share and per share data)

            (h)   Changes in shareholders' equity

                  A reconciliation of shareholders' equity from Canadian GAAP to U.S. GAAP is as follows:

                                                              1998      1997

                  Shareholders' equity in accordance
                   with Canadian GAAP                        $49,725   $60,332

                  Add (deduct) effect of difference in
                   accounting for:
                     Deferred income taxes (see note (a))        --      1,975
                     Outstanding claims (see note (a))           --     (1,765)
                     Minority interest portion                   --        (70)
                     Receivables from sale of capital stock
                      (see note (f))                          (1,377)     (346)
                     Unrealized gain on investments
                      (see note (g))                           1,176     1,336
                                                              ------    ------
                  Shareholders' equity in accordance
                   with U.S. GAAP                            $49,524   $61,462
                                                              ======    ======

        (i)    Comprehensive income

               In June 1997, FASB issued Statement No. 130 ("SFAS 130"), "Reporting Comprehensive Income". SFAS 130 requires companies to disclose comprehensive income in their financial statements. In addition to items included in net income, comprehensive income will include items currently charged or credited directly to shareholders' equity, such as the change in unrealized gains or losses of securities and foreign currency translation adjustments. For the years presented, comprehensive income adjustments have no material impact on the Company's reported consolidated financial position, results of operations or cash flows.

        (j)    Stock-Based Compensation

               The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretation in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for such plans. Had compensation cost been determined, based on fair value at the grant dates for options granted under the Company stock option plan as well under both the SIG Stock Option Plan and the GGS Stock Option Plan during 1998, 1997 and 1996 consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's pro-forma net earnings and pro-forma earnings per share for the years ended December 31, 1998, 1997 and 1996 would have been as follows:

                                                1998         1998     1997        1997    1996        1996
                                                As           Pro-     As          Pro-    As          Pro-
                                                Reported     Forma    Reported    Forma   Reported    Forma

Earnings (loss) from continuing operations      $(8,999)   $(11,941)   $15,763   $10,047   $13,948   $13,369
Basic EPS from continuing operations             $(1.54)     $(2.04)     $2.82     $1.80     $2.67     $2.53
Fully diluted EPS continuing operations          $(1.54)     $(2.04)     $2.68     $1.71     $2.47     $2.41
Net earnings (loss)                            $(11,936)   $(14,678)   $12,218    $6,502   $31,117   $30,538
Basic EPS                                        $(2.04)     $(2.54)     $2.19     $1.16     $5.89     $5.78
Fully diluted EPS                                $(2.04)     $(2.54)     $2.08     $1.11     $5.44     $5.50


[Header]
(in thousands of U.S. dollars, except share and per share data)

The fair value of each option grant used for purposes of estimating the pro-forma amounts summarized above is estimated on the grant date using the Black-Scholes option-pricing model with the weighted average assumptions for 1998, 1997 and 1996 shown on the following table:


                                          Goran      SIG        Goran      SIG        Goran      SIG
                                          1998       1998       1997       1997       1996       1996
                                          Grants     Grants     Grants     Grants     Grants     Grants

Risk-free interest rates                   5.53%      5.40%      6.03%      6.40%      6.00%      6.27%

Dividend yields                             --         --         --         --         --         --

Volatility factors                         0.41       0.41       0.40       0.39       0.40       0.40

Weighted average expected life        2.5 years  3.2 years  2.0 years  3.3 years  2.5 years  3.1 years

Weighted average fair value per share     $7.20      $5.73      $5.28      $5.54      $3.27      $4.27


The Goran stock options are granted and denominated in Canadian dollars. The pro-forma stock based compensation for these options are translated at the average rate for the year. The weighted average fair value per share is translated at the year end rate.

FORWARD-LOOKING STATEMENTS

All statements, trend analyses, and other information contained in this Annual Report and elsewhere (such as in other filings by the Company or its affiliates with the Securities and Exchange Commission, press releases, presentations by the Company or its management or oral statements) relative to markets for the Company's products and/or trends in the Company's operations or financial results, as well as other statements including words such as "anticipate,"
"could," "feel(s)," "believe," "believes," "plan," "estimate," "expect," "should," "intend" and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (i) general economic conditions, including prevailing interest rate levels and stock market performance; (ii) factors affecting the Company's crop operations such as weather-related events, final harvest results, commodity price levels, governmental program changes, new product acceptance and commission levels paid to agents; and (iii) factors affecting the Company's nonstandard automobile operations such as premium volume, levels of operating expenses as compared to premium volume, ultimate development of loss reserves and implementation of the Company's operating system. The Company desires to take advantage of the "safe harbor" afforded such statements under the Private Securities Litigation Reform Act of 1995 when they are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those in the forward-looking statements. Such cautionary statements which discuss certain risks associated with the Company's business are set forth under the heading "Forward-Looking Statements -- Safe Harbor Provisions" in Item 1 - Business in the Company's Annual Report on Form 10-K for the Year Ended December 31, 1998.

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

The Company maintains systems of internal controls which are designed to provide reasonable assurance that accounting records are reliable and to safe-guard the Company's assets. The independent accounting firm of Schwartz Levitsky Feldman, LLP Chartered Accountants has audited and reported on the Company's financial statements. Their opinion is based upon audits conducted by them in accordance with generally accepted auditing standards to obtain reasonable assurance that the consolidated financial statements are free of material misstatements.

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




/s/ Alan G. Symons
Alan G. Symons
Chief Executive Officer and President
April 13, 1999

AUDITORS' REPORT


To the Shareholders of Goran Capital Inc.


We have audited the consolidated balance sheets of Goran Capital Inc. as at December 31, 1998 and 1997 and the consolidated statements of earnings, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and cash flows for each of the three years in the period ended December 31, 1998 in accordance with generally accepted accounting principles.





/s/ SCHWARTZ LEVITSKY FELDMAN, LLP
Chartered Accountants
Toronto, Ontario
April 13, 1999

MARKET INFORMATION


The Company's common shares began trading on the Toronto Stock Exchange under the symbol "GNC" in 1986. The Company's common shares began trading on the NASDAQ National Market under the symbol "GNCNF" on November 8, 1994.

As of December 31, 1998 there were approximately 100 Common shareholders of record, including many brokers holding shares for the individual clients. The number of individual shareholders on the same date is estimated at 1,000.

The number of common shares outstanding on December 31, 1998 totaled 5,876,398. Information relating to the common shares is available through the NASDAQ National Market system and the Toronto Stock Exchange. The following table sets forth the high and low closing sale prices for the common shares for each quarter of 1998, 1997 and 1996.

                                      TORONTO STOCK EXCHANGE

                                 1998           1997           1996
Quarter Ended                High   Low     High   Low     High    Low

March 31                     31.93  25.84   29.15  18.98   14.02    8.76

June 30                      29.61  23.89   26.05  19.31   14.05   10.59

September 30                 28.10  20.38   39.35  24.27   19.35   11.32

December 31                  21.40   8.04   39.32  27.75   20.26   16.79


                                            NASDAQ

                                 1998           1997           1996
Quarter Ended                High   Low     High   Low     High    Low

March 31                     31.50  25.25   29.25  18.75   13.125   8.625

June 30                      30.50  23.50   26.25  19.75   13.125  10.75

September 30                 28.50  19.75   40.00  24.50   19.375  11.125

December 31                  21.06   8.00   39.50  27.75   22.00   17.00


DIVIDEND POLICY

Since 1988, the Company has not paid a dividend on its stock. The Company has no present intention to pay dividends on its common stock.

Directors

G. Gordon Symons
Hamilton, Bermuda
Chairman of the Board
Goran Capital Inc.

J. Ross Schofield
Toronto, Ontario
President
Schofield Insurance Brokers

*David B. Shapira
Toronto, Ontario
President
Medbers Limited

Douglas H. Symons
Indianapolis, Indiana
Vice President and Chief Operating Officer

*James G. Torrance, Q.C.
Toronto, Ontario
Partner Emeritus
Smith, Lyons, Barristers & Solicitors

John K. McKeating
Montreal, Quebec
Partner
Vision 2120, Inc.

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

David L. Bates, J.D., C.P.A.
Vice President, General Counsel and Secretary

Actuaries

Tillinghast
Philadelphia, Pennsylvania

J.S. Cheng & Partners Inc.
Toronto, Ontario

Trustee and Registrar
CIBC Mellon Trust Company
Toronto, Ontario

Auditors
Schwartz Levitsky Feldman LLP
Chartered Accountants
Toronto, Ontario

PricewaterhouseCoopers LLP
Indianapolis, Indiana

Managers -
Granite Reinsurance Company Ltd.

Atlantic Security Ltd.
Hamilton, Bermuda

SUBSIDIARIES AND BRANCH OFFICES

HEAD OFFICE CANADA

Goran Capital Inc.
181 University Avenue
Box 11, Suite 1101
Toronto, Ontario Canada M5H 3M7
Tel:  416-594-1155
Fax:  416-594-0711

HEAD OFFICE U.S.

Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, Indiana 46205
Tel:  317-259-6400
Fax:  317-259-6395

SHAREHOLDER INFORMATION

Stock  Exchange  Listings
The common shares are listed on
The Toronto Stock Exchange (GNC)
and on NASDAQ (GNCNF)

Annual Meeting
The Annual Meeting of Shareholders
will be held on June 15, 1999
at 10:00 a.m.
181 University Avenue, Suite 1101,
Toronto, Ontario Canada

Shareholder Inquiries
Inquiries should be directed to:

Alan G. Symons
President and Chief Executive Officer
Goran Capital Inc.
Tel: 416-594-1155 (Canada)
     317-259-6302 (U.S.)
Email:  AGSymons@AOL.com

SUBSIDIARIES AND BRANCHES

Granite Insurance Company
181 University Avenue
Box 11, Suite 1101
Toronto, Ontario Canada M5H 3M7
Tel:  416-594-1155
Fax:  416-594-0711

Symons International Group, Inc.
4720 Kingsway Drive
Indianapolis, Indiana 46205
Tel:  317-259-6300
Fax:  317-259-6395
Website:  SIGINS.com

Pafco General Insurance Company
4720 Kingsway Drive
Indianapolis, Indiana 46205
Tel:  317-259-6300
Fax:  317-259-6395

Symons International Group, Inc. (Florida)
5900 North Andrews Drive, Suite 800
Fort Lauderdale, Florida 33309
Tel:  954-772-5061
Fax:  954-772-9873

Superior Insurance Company
280 Interstate North Circle N.W.
Atlanta, Georgia 30339
Tel:  770-952-4885
Fax:  770-988-8583

Superior Insurance Company
3030 N. Rocky Point Drive, Suite 770
Tampa, Florida 33607
Tel:  813-281-2444
Fax:  813-281-8036

Superior Insurance Company
1745 W. Orangewood Road
Orange, California 92868
Tel:  714-978-6811
Fax:  714-978-0353

IGF Insurance Company
Corporate Office
6000 Grand Avenue
Des Moines, Iowa 50312
Tel:  515-633-1000
Fax:  515-633-1010

IGF Mid West
6000 Grand Avenue
Des Moines, Iowa 50312
Tel:  515-633-1000
Fax:  515-633-1012

IGF Mid East
3900 Wood Duck Drive, Suite B
Springfield, Illinois 62707
Tel:  217-726-2450
Fax:  217-726-2451

IGF Southwest
7914 Abbeville Avenue
Lubbock, Texas 79424
Tel:  806-783-3010
Fax:  806-783-3017

IGF South
101 Business Park Drive, Suite C
Jackson, Mississippi 39213
Tel:  601-957-9780
Fax:  601-957-9793

IGF West
1750 Bullard Avenue, Suite 106
Fresno, California 93710
Tel:  209-432-0196
Fax:  209-432-0294

IGF North
116 South Main, Box 1090
Stanley, North Dakota 58784
Tel:  701-628-3536
Fax:  701-628-3537

IGF - NACU
Highway 210 West, Box 375
Henning, Minnesota 56551
Tel:  218-583-4800
Fax:  218-583-4852

Granite Reinsurance Company Ltd.
Bishop's Court Hill
St. Michael, Barbados, W.I.
(Managers: Atlantic Security Ltd.)
Tel:  441-295-5425
Fax:  441-295-5444

BACK PAGE

Goran logo

GORAN CAPITAL INC.

181 University Avenue 4720 Kingsway Drive
Box 11, Suite 1101    Indianapolis, Indiana
Toronto, Ontario                          46205
Canada  M5H 3M7

Tel:  416-594-1155    Tel:  317-259-6400
Fax: 416-594-0711     Fax:  317-259-6395