Form 10-K, Exhibit 13
period 1999-12-31
GORAN CAPITAL INC
filed 2000-04-18
CIK 925600

GORAN LOGO

                               1999 Annual Report

Corporate Profile

Goran Capital Inc. owns subsidiaries engaged in a number of business activities. The most important of these is the property and casualty insurance business conducted in 46 U.S. states, Canada and Barbados, on both a direct and reinsurance basis through a number of subsidiaries collectively referred to in this report as Goran. Goran owns 68.0% of Symons International Group, Inc. ("SIG") trades on The NASDAQ Stock Market's National Market under the symbol "SIGC". SIG owns niche insurance companies principally in the crop and nonstandard automobile insurance markets, IGF Insurance Company of Des Moines, Iowa is the fifth largest crop insurer in the United States. SIG also owns Superior Insurance Company of Tampa, Florida and Pafco General Insurance Company of Indianapolis, Indiana, which provide nonstandard automobile insurance and combined are the twelfth largest writers of such insurance in the United States. Granite Reinsurance Company Ltd. underwrites finite (limited risk) reinsurance in Bermuda, the United States and Canada.

The common stock of Goran Capital Inc. trades on The Toronto Stock Exchange under the symbol "GNC" and The NASDAQ Stock Market's National Market under the symbol "GNCNF".

All dollar amounts shown in this report are in U.S. currency unless otherwise indicated. The conversion rates for 1999 and as of December 31, 1999 were $1.4871 and $1.4432, respectively.

Table of Contents

                                                      Page

Financial Highlights                                     2
Chairman's Report                                        3
Selected Financial Data                                  5
Management's Discussion and Analysis of
 Financial condition and Results of Operations           6
Consolidated Financial Statements                       23
Notes to Consolidated Financial Statements              27
Report of Independent Accountants                       53
Stockholder Information                                 54
Board of Directors and Executive Officers              1BC
Subsidiary and Brance Offices                          1BC


GRAPH             1995       1996          1997        1998      1999
                $146,303    $299,376    $448,982    $546,771    $473,687

Gross Premiums Written By Year


Financial Highlights
(in thousands, except per share data)
For the years ended December 31,

                                                     1999          1998         1997         1996          1995
                                                     ----          ----         ----         ----          ----
Gross premiums written                                $473,687     $546,771     $448,982     $299,376      $146,303
Earnings (loss) from continuing operations           $(62,373)     $(9,139)      $15,763      $14,128        $6.652
Earnings (loss) per share from continuing             $(10.61)      $(1.56)        $2.82        $2.67         $1.33
Operations
Stockholders' equity                                 $(18,061)      $49,524      $61,462      $47,258       $12,761
Book Value per share                                   $(3.07)        $8.48       $10.53        $8.74         $2.52
Market Value per share                                   $2.00       $10.38       $29.41       $20.08         $8.57

     1)   1995 figures have been restated to reflect  accounting  policy changes and adopted in 1998 (see Note 1(0) to the financial statements);  1996 and 1997 figures were not materially impacted by the changes.


                                                          CORPORATE STRUCTURE
[graphic omitted]


Goran Capital, Inc.
Toronto, Ontario
|
--------------------------------------------------------------------------------
|
68% Owned              100% Owned          100% Owned         100% Owned
Symons International   Granite Reinsurance Granite            Symons
Group, Inc.,           Company, Ltd        Insurance          International
Indianapolis, Indiana  Barbados            Company            Group, Inc.
                                                                         Florida

               |------------------------|
               IGF Holdings, Inc.      Superior Insurance Group Management, Inc.
                     |                      |
                  North American         IGF Insurance
                  Crop Underwriters      Company

                   Inc.

                                         ---------------------------------------
                                         |                |
                                         Pafco General     Superior Insurance
                                         Insurance Company Company

                                                         ||
                                          --------------------------------------
                                                 |                    |
                                           Superior Guaranty  Superior American
                                           Insurance Company  Insurance Company

Chairman's Report to our Shareholders

On this Millennium New Year, I gathered with my family for a New Year's repast, hopeful that it would see the beginning of a better business period for our companies and us. During the past two years we had concentrated money and time on extensive adjustments in our reporting and operational systems and in the past year accelerated our search for people who could add expertise and experience to the basic divisions of the Company nonstandard auto and crop insurance.

Many of our problems stemmed from our active acquisition program, our premium income rising from $127 million in 1994 to $546 million in 1998. The integration of this business with its diverse data processing systems, has been an expensive and difficult experience, but I'm pleased to say we have made substantial improvements and I expect these modifications to show tangible benefits in the near future. These systems play an important role in the functionality of the Company and its subsidiaries but in addition can have a significant effect on the expense ratio of our insurance entities. I will not dwell further on this aspect of our operations, but those shareholders who have been active in business, know that it is impossible to survive without a compliant and functional EDP program.

Our shareholders know that we had significant losses in our Crop Operations in 1998 and 1999, the most devastating losses coming from a relatively new program called AgPI. This is a form of business interruption insurance designed initially to fill a coverage requirement for processors of crops such as grain dealers and companies that purchase the products grown by the farms. This business produced in 1998 approximately $7 million of premium and we have paid losses or established loss reserves against liabilities totaling approximately $35 million. The reserves are established by our staff, then reviewed by professional actuaries. The business was issued on policies of a third-party insurance company licensed in California and elsewhere and reinsured to us. A portion of the losses incurred resulted from the actions of certain independent brokers who sold the policies to insured's who knew they had losses before they applied for the coverage. The issuing company settled certain losses over our objections, which calls into question whether we have an obligation to meet liabilities of this magnitude. All of this business and its resultant losses, whether reserved or paid arose in 1998. However, the major increase in reserves took place in 1999 when the magnitude of the loss could finally be estimated. The losses are excessive by any standard, but regardless of our feelings on the quantum of the losses and practices employed to write this business, we have to pay some losses and reserve for others. The company is pursuing all applicable recovery rights.

Unlike many other forms of insurance, crop insurance is a year-by-year thing. As the coverage is against loss occurring in the growing season it has no "long tail" exposure and it is generally possible to determine the profit or loss to the insurers at the end of the term. We start with a clean sheet, so to speak, the exception being rare. There is cause for some optimism, concerning Crop Year 2000, for not only has there been upward movement in the price of the products we insure but farmers realize that the Federal Government program is the safety net to the farmer and bankers are demanding more coverage. These two factors will increase the premium volume and we have seen this in the number and value of the applications received to date. With the substance of our reinsurance program and our emphasis on increased fee income, we are optimistic about our results for the current year.

Fee income is earned from such programs as our Geo Ag, which uses global positioning satellites to grid map the farm and match with soil sampling for precision farming. Our agronomy-trained staff is proving to farmers the benefits of no-till techniques, to increase yields and stop soil run-off and air blown run-off. These techniques create carbon credits from the stalks remaining in the ground over the winter and we assist the farmers by marketing these credits to the power companies. We maintain a large staff of agronomists whose services are sold to the farmers on such matters as to the types of seed to plant for better results, the best fertilizer to use in certain areas of the farm, such information coming as a product of the GPS information we obtain on a specific piece of land.

In the past three years the nonstandard auto insurance market was overly competitive as the larger companies fought to increase their market share. The resultant poor underwriting results has led to a return to sounder underwriting principles in the past short while. Our problems in the auto division were two fold; excessive competition coupled with a rising expense ratio. One of our system providers went out of business and flaws in other systems inherited from acquisitions needed to be overhauled. At considerable expense this has been attended to and we look for a return to lower expense ratios which previously prevailed. Rates have been rising in most states as many companies have reduced their market share in an attempt to return to profitability, while other nonstandard companies have withdrawn from the business.

We inaugurated a program to find the best man available to head up our nonstandard business. We believe Gene Yerant who had an impressive record building Leader National Insurance Company, a nonstandard provider, is the right man for the job, and in January he assumed the Presidency of Superior Insurance Group. The Board has been impressed with the progress he has made in the relatively short time since he joined us. He has effected changes in key positions of senior personnel and has achieved a major improvement in the flow of business. The agents, several of them returning to the Company with business, have been most complimentary to these changes.

I believe we are returning to the position we maintained when results were profitable and that evidence of that should not be very distant.

It has been a hard haul for our staff as changes were implemented and I would like to express my gratitude to those who have remained with us through these changing times. I specifically wish to thank the Board members for their support as we tussled with these problems, and while we are not out of the woods yet, there is realistic cause for optimism.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
 Years Ended December 31,

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

OF GORAN CAPITAL INC.

The selected consolidated financial data presented below is derived from the consolidated financial statements of the Company and its Subsidiaries and should be read in conjunction with the consolidated financial statements of the Company and the notes thereto, included elsewhere in this Report.


Consolidated Statement of Operations Data (1):
(in thousands, except per share amounts and ratios)

                                                          1999         1998          1997         1996         1995

Gross Premiums Written                                $473,687     $546,771      $448,982     $299,376     $146,303
Net Premiums Earned                                    276,040      342,177       276,540      214,346       72,102
Fee Income                                              15,791       20,203        17,821        9,286        2,170
Net Investment Income                                   13,418       13,401        12,777        7,745        3,686
NET EARNINGS (LOSS)                                   $(62,373)    $(12,076)      $12,218      $31,296       $6,666
                                                      =========    =========      =======      =======       ======
Per Common Share Data:
Basic Earnings Per Share From Continuing Operations

                                                        $(10.61)      $(1.56)        $2.82        $2.67        $1.33
Basic Earnings Per Share                                $(10.61)      $(2.07)        $2.19        $5.89        $1.33

GAAP Ratios:
Loss and LAE Ratio                                        100.2%        82.1%         76.5%        68.3%        71.0%
Expense Ratio                                              35.5%        30.4%         22.9%        22.7%        21.5%
Combined Ratio                                            135.7%       112.5%         99.4%        91.0%        92.5%
Consolidated Balance Sheet Data:
Investments                                           $220,740     $240,866      $236,797     $198,594      $44,174
Assets                                                 512,111      571,204       564,471      381,972      160,032
Losses and LAE                                         219,918      207,432       154,636      128,306       88,982
Trust Preferred Securities                             135,000      135,000       135,000       48,000        5,811
Equity (Deficit)                                      $(18,061)     $49,524       $61,462      $47,984      $11,977
Book Value                                              $(3.07)       $8.43        $10.73        $8.88        $2.37

     (1) The financial statements of the Company have been prepared in conformance with U.S. GAAP. See Note 22 to the financial statements.
     (2) 1995 figures have been restated to reflect accounting policy changes adopted in 1998 (see Note 1(0) to the financial statements); 1996 and 1997 figures were not materially impacted by the changes.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

All statements, trend analyses, and other information herein contained relative to markets for the Company's products and/or trends in the Company's operations or financial results, as well as other statements including words such as "anticipate," "could," "feel(s)," "believe," "believes," "plan," "estimate," "expect," "should," "intend," "will," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks; uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (i) general economic conditions, including prevailing interest rate levels and stock market performance; (ii) factors affecting the Company's crop insurance operations such as weather-related events, final harvest results, commodity price levels, governmental program changes, new product acceptance and commission levels paid to agents; (iii) factors affecting the Company's nonstandard automobile operations such as premium volume; and (iv) the factors described in this section and elsewhere in this report.

Overview

Goran Capital Inc. (the "Company" or "Goran") owns insurance companies that underwrite and market nonstandard private passenger automobile insurance and crop insurance. The Company's principal insurance company subsidiaries are Pafco General Insurance Company ("Pafco"), Superior Insurance Company ("Superior") and IGF Insurance Company ("IGF"). The Company also provides finite risk, stop loss and quota share reinsurance through Granite Reinsurance Company Ltd. ("Granite Re").

Nonstandard  Automobile Insurance Operations

Pafco, Superior, Superior Guaranty Insurance Company ("Superior Guaranty"), and Superior American Insurance Company ("Superior American"), are engaged in the writing of insurance coverage for automobile physical damage and liability policies for nonstandard risks. Nonstandard risk insureds are those individuals who are unable to obtain insurance coverage through standard market carriers due to factors such as poor premium payment history, driving experience or violations, particular occupation or type of vehicle. The Company offers several different policies which are directed towards different classes of risk within the nonstandard market. Premium rates for nonstandard risks are higher than for standard risks. Since it can be viewed as a residual market, the size of the nonstandard private passenger automobile insurance market changes with the insurance environment and grows when the standard coverage becomes more restrictive. Nonstandard policies have relatively short policy periods and low limits of liability. Due to the low limits of coverage, the period of time that elapses between the occurrence and settlement of losses under nonstandard policies is shorter than many other types of insurance. Also, since the nonstandard automobile insurance business typically experiences lower rates of retention than standard automobile insurance, the number of new policyholders underwritten by nonstandard automobile insurance carriers each year is substantially greater than the number of new policyholders underwritten by standard carriers.

Crop Insurance Operations

General

The two principal components of the Company's crop insurance business are multiple-peril crop insurance (MPCI) and private named peril crop insurance, primarily crop hail insurance. Crop insurance is purchased by farmers to reduce the risk of crop loss from adverse weather and other uncontrollable events. Farms are subject to drought, floods and other natural disasters that can cause widespread crop losses and, in severe cases, force farmers out of business. Historically, one out of every twelve acres planted by farmers has not been harvested because of adverse weather or other natural disasters. Because many farmers rely on credit to finance their purchases of such agricultural inputs as seed, fertilizer, machinery and fuel, the loss of a crop to a natural disaster can reduce their ability to repay these loans and to find sources of funding for the following year's operating expenses.

The Company generates revenue like other private insurers participating in MPCI program in two ways. First, it markets, issues and administers policies, for which it receives administrative fees; and second, it participates in a profit-sharing arrangement with the federal government. However, the Company may also pay a portion of the aggregate loss, in respect of the business it writes, if the losses exceed certain levels. The Company writes MPCI and crop hail insurance through approximately 2,850 independent agencies in 46 states.

In addition to MPCI, the Company offers stand alone crop hail insurance, which insures growing crops against damage resulting from hail storms and involves no federal participation. The Company also offers a proprietary product which combines the application and underwriting process for MPCI and hail coverages - HailPlus(TM). This product tends to produce less volatile loss ratios than the stand alone product since the combined product generally insures a greater number of acres, thereby spreading the risk of damage over a larger insured area. Approximately 37% of the Company's hail policies are written in combination with MPCI. Although both crop hail and MPCI provide coverage against hail damage, the private crop hail coverages allow farmers to receive payments for hail damage which would not be severe enough to require a payment under an MPCI policy. The Company believes that offering crop hail insurance enables it to sell more policies than it otherwise would.

In addition to crop hail insurance, the Company also sells insurance against crop damage from other specific named perils. These products cover specific crops and are generally written on terms that are specific to the kind of crop and farming practice involved and the amount of actuarial data available. The Company plans to seek potential growth opportunities in this niche market by developing basic policies on a diverse number of named crops grown in a variety of geographic areas.

The Company has started three new business initiatives related to agriculture risk management: agronomy services, price risk management, and carbon emission reduction credits. Each will provide the opportunity to increase fee revenue. Fee revenue provides the Company with limited risk and high profit margins from its same base of operations and thus contributes to capital and surplus growth.

The Company, through its IGF subsidiary,  has launched additional pilot programs
- IGF Agronomics, IGF Price Risk Management, and Carbon Credits - aimed at generating fee income in addition to continuing its GeoAgPLUS services. IGF Agronomics is a new program where farmer-clients work hand-in-hand with IGF employed professional agronomists to maximize the producer's return by helping lower costs and increase yields. This is accomplished through the employment of best management practices ranging from tillage techniques to seed selection to fertilizer and pesticide application programs. Research shows that every dollar spent by farmers on agronomy services yields a multiple positive return per acre. IGF Price Risk Management is then designed to help farmers market their crop so as to generate a return sufficient to at least cover costs of production, if not generate a profit. Finally, IGF is established as a solicitor and accumulator of Carbon Emission Reduction Credits (CERC1s). CERCs are a tradable commodity sought by power companies and other industries with operations resulting in a net addition of carbon dioxide (CO2) to the atmosphere due to upcoming restrictions on such emissions imposed by regulators under international treaties. Certain agricultural practices, many already employed by American farmers, result in a net "sink" or actual reduction of emissions by avoidance or substitution (removing CO2) thereby generating CERCs. IGF has already participated in one large sale of CERCs and is awaiting federal standards criteria for expanding this initiative.

Geo AgPLUS(TM) Services ("Geo Ag") provides to the farmer measuring, gridding, and soil sampling services combined with fertility maps and the software that is necessary to run their precision farming program. Grid soil sampling, when combined with precision farming technology, allows the farmer to apply the right amount of fertilization, thus balancing soil nutrients for a maximum crop yield. Precision farming technology increases the yield to the farmer, reduces the cost of unnecessary fertilization, and enhances the environment by reducing overflows of fertilization into the ecosystem. Geo AgPLUS(TM) is an precision farming service operating through a division that is now marketing its fee based services to the farmer.

Seasonality

The crop insurance business is seasonal by geographic region; spring crops in northern and midwestern states, fall crops in southern states such as fruit and nuts, winter crops in coastal states such as California and summer cash crops grown in all states. The Company also insures long term crops such as timber and nurseries. While this seasonality is time specific for each crop, the associated tasks of sales and marketing primarily occur before each respective crop growing season. The customer support, applications and claims processing tasks are time and event driven within the mid to later part of the growing season; many times being finished after the growing season and harvest is completed. The bulk of the loss adjustment activities for the spring and fall crops occur between May and November. These same activities occur for winter crops, such as fruits, in January and February, and for cash crops throughout the year.

Throughout the year the Company provides to its customers services such as education, agronomy training, soil sampling, grid mapping for precision farming, insurance advice and loss adjusting.

Certain Accounting Policies for Crop Insurance Operations

MPCI is a government-sponsored program with accounting treatment which differs in certain respects from the more traditional property and casualty insurance lines. For income statement purposes under generally accepted accounting principles ("GAAP"), gross premiums written consist of the aggregate amount of MPCI premiums paid by farmers for buy-up coverage (MPCI coverage in excess of catastrophic ("CAT") coverage - the minimum available level of MPCI coverage), and any related federal premium subsidies, but do not include MPCI imputed premiums on CAT coverage. By contrast, net premiums written do not include any MPCI premiums or subsidies, all of which are deemed to be ceded to the Federal Crop Insurance Corporation (FCIC) as a reinsurer. The Company's profit or loss from its MPCI business is determined after the crop season ends on the basis of a complex profit sharing formula established by law and the FCIC under a Standard Reinsurance Agreement (SRA). For income statement purposes, any such profit or loss sharing earned or payable by the Company is treated as an adjustment to commission expense and is included in policy acquisition and general and administrative expenses.

The Company also receives from the FCIC (i) an expense reimbursement payment (made on the farmer's behalf) equal to a percentage of gross premiums written for each Buy-Up Coverage policy it writes and (ii) a loss adjustment expense ("LAE") reimbursement payment equal to a percentage of MPCI imputed premiums for each CAT coverage policy it writes. The Buy-Up Expense Reimbursement Payment was reduced in 1999 to 24.5%, from 27.0% in 1998 of the MPCI Premium on regular MPCI yield-based policies and 21.1% Crop Revenue Coverage (CRC) revenue-based policies. For GAAP principles income statement purposes, the Buy-Up Expense Reimbursement Payment is treated as a contribution to income and reflected as an offset against policy acquisition and general and administrative expenses. The CAT LAE Reimbursement Payment is, for income statement purposes, recorded as an offset against LAE, up to the actual amount of LAE incurred by the Company in respect of such policies. The remainder of the payment, if any, is recorded as Other Income.

In June 1998, the United States Congress passed legislation which provided permanent funding for the crop insurance industry. However, it also contained the Expense Reimbursement reductions noted above that began in 1999. In addition the new law reduced the CAT LAE Reimbursement Payment from 14.1% to 11% of imputed premium and the $60 CAT administrative fee previously retained by private carriers must, beginning in 1999, be remitted in full to the FCIC.

Although the Company had hoped to offset these reductions through growth in fee income from non-federally subsidized programs, it was not fully able to do so in 1999.

In 1996, the Company instituted a policy of recognizing (i) 35% of its estimated MPCI gross premiums written for each of the first and second quarters, 20% for the third quarter and 10% for the fourth quarter, (ii) commission expense at the applicable rate of MPCI gross premiums written recognized, (iii) Buy-Up Expense Reimbursement at the applicable rate of MPCI gross premiums written recognized along with normal operating expenses incurred in connection with premium writings and (iv) an estimate of underwriting profit based on historic results. In the third quarter, if a sufficient volume of policyholder acreage reports have been received and processed by the Company, the Company's policy is to recognize MPCI gross premiums written for the first nine months based on a re-estimate which takes into account actual gross premiums processed and growing conditions. If an insufficient volume of policies has been processed, the Company's policy is to recognize in the third quarter 20% of its full year estimate of MPCI gross premiums written, unless other circumstances require a different approach. The remaining amount of gross premiums written is recognized in the fourth quarter, when all amounts are reconciled. The Company also recognizes the MPCI underwriting gain or loss during each quarter, reflecting the Company's best estimate of the amount of such gain or loss to be recognized for the full year, based on, among other things, historical results, plus a provision for adverse development. In the third and fourth quarters, a reconciliation amount is recognized for the underwriting gain or loss based on final premium and latest available loss information. The growing seasons vary by region and crop. The determination of amounts of risk and volume of premium often is arrived at after the attachment of risk. For these reasons, management believes that the best method to arrive at an allocation of premium, expense and estimate of profit and loss is as stated above.

Currently, the National Association of Insurance Commissioners ("NAIC") does not provide guidelines for the reporting of underwriting gains/losses. The Company's position is embedded in the understanding that these amounts more closely relate to ceding commission rather than normal revenues. Underwriting gain is a function of premiums less loss, which in non-MPCI insurance would result in commissions, which are returned to the Company from the reinsurer. Amounts are a function of the ceding commission related to the MPCI business and have been reported as such (included with the other commission expense items). These amounts are reported as a reduction to commission expense (gain) from a statutory basis. The Company's position has been to maintain consistency.

The Company is currently involved with an industry taskforce working with the NAIC and the FCIC to develop standard accounting and reporting procedures for this line of business. The taskforce's goal is to provide to the NAIC the standard methodology, which can be incorporated no earlier than the year 2000 codification. Currently there are seventeen companies writing this line of business with varying reporting formats.

Selected Segment Data of the Company

The following table presents historical segment data for the Company's nonstandard automobile and crop insurance operations. This data does not reflect results of operations attributable to corporate overhead, interest costs and amortization of intangibles.


                                                                               Year Ended December 31,

Nonstandard  - Automobile Insurance Operations:
(in thousands, except ratios)                                              1999         1998          1997
                                                                           ----         ----          ----

    Gross premiums written                                               $235,773      $303,737     $323,915
                                                                         --------      --------     --------
    Net premiums written                                                 $244,826      $269,741     $256,745
                                                                         --------      --------     --------
    Net premiums earned                                                  $249,094      $264,022     $251,020
    Fee income                                                             15,185        16,431       15,515
    Net investment income                                                  12,339        11,958       10,969
    Net realized capital gain (loss)                                         (281)        4,124        9,462
                                                                             -----        -----        -----
Total Revenues                                                            276,337       296,535      286,966
                                                                          -------       -------      -------
    Losses and loss adjustment expenses                                   230,973       217,916      195,900
    Policy acquisition and general administrative expenses                 91,859        73,346       72,463
                                                                           ------        ------       ------
Total Expenses                                                            322,832       291,262      268,363
                                                                          -------       -------      -------
Earnings before income taxes                                             $(46,495)       $5,273      $18,603
                                                                         ---------       ------      -------
GAAP RATIOS (Nonstandard  Automobile Only)
Loss and LAE ratio (1)                                                       92.7%         82.5%        78.0%
Expense ratio, net of billing fees (2)                                       30.8%         21.6%        22.7%
                                                                             -----         -----        -----
Combined ratio (3)                                                          123.5%        104.1%       100.7%
Crop Insurance Operations:
    Gross premiums written                                               $237,286      $243,026     $126,401
                                                                         --------      --------     --------
    Net premiums written                                                  $12,737       $62,467      $20,796
                                                                          -------       -------      -------
    Net premiums earned                                                   $14,240       $60,901      $20,794
    Fee income                                                                456         3,772        2,276
    Net investment income                                                     293           275          191
    Net realized capital gain (loss)                                           21           217          (18)
                                                                               --           ---          ----
Total Revenues                                                             15,010        65,165       23,243
                                                                           ------        ------       ------
    Losses and loss adjustment expenses                                    34,225        52,550       16,550
    Policy acquisition and general and administrative expenses (4)            215        21,906      (14,404)
    Interest and amortization of intangibles                                1,113           502          235
                                                                            -----           ---          ---
Total Expenses                                                             35,553        74,958        2,381
                                                                           ------        ------        -----
    Earnings (loss) before income taxes                                  $(20,543)      $(9,793)     $20,862
                                                                         =========      ========     =======

(1) Loss and LAE ratio: The ratio of losses incurred during the financial reporting year plus the cost to settle losses during the same period as a percentage of premiums earned.

(2) Expense ratio: The ratio of policy acquisition, general administrative expenses, as percentage of premiums earned.

(3) Combined ratio: The sum of the loss, plus LAE, plus the expense ratio as a percentage of premiums earned. Loss is the claims incurred on policies written. LAE is loss adjusting expense on claims for which policies have been written.

(4) Negative   crop   expenses   are  caused  by   inclusion   of  MPCI  expense
    reimbursements and underwriting gain as a set off to expense. See certain accounting policies for crop insurance operations.

 [photograph of automobiles and crop field down left side]

Results of Operations

Overview

1999 Compared To 1998

The Company recorded a net loss of $(62,373,000) or $(10.61) per share (basic and diluted) compared to a net loss of $(12,076,000) or $(2.07) per share (basic and diluted) in 1998. The loss in 1999 was due to reduced earnings in both crop and nonstandard automobile operations. Results for 1999 for the crop operations were significantly impacted by an increase in claims settlements and reserves for an agricultural business interruption product that was offered in 1998 and has since been discontinued ("AgPI"). The MPCI produced a profit while the named perils and hail programs had combined loss and expense ratios of 117.5% and 84.6%, respectively. Results for 1999 for the nonstandard automobile operations were impacted by a higher loss ratio and lower premium volume. These were the result of problems encountered with untimely rate filings, implementation of the Company's new operating system and competitive pressure. The Company also increased loss reserves for prior accident years by approximately $16.4 million in 1999 due to adverse loss development.

1998 Compared To 1997

The Company recorded a net loss of $(12,076,000) or $(2.07) per share (basic and fully diluted) compared to net earnings of $12,218,000 or $2.19 per share (basic) and $2.08 (fully diluted) in 1997. The loss in 1998 was due to reduced earnings in both crop and nonstandard automobile operations. Results for 1998 for the crop operations were significantly impacted by catastrophic crop hail losses primarily from Hurricane Bonnie and other weather related events of approximately $14 million pre-tax. Contributing to the lower results were higher than expected commission and integration costs related to the alliance with Continental Casualty Company ("CNA") for its crop insurance business (the "CNA Transaction") of approximately $3.0 million pre-tax and a lower underwriting gain on MPCI (11.2% in 1998 versus 25.0% in 1997) due primarily to severe drought conditions in certain parts of the country, overly wet conditions in other parts of the country and higher frequency of CRC claims due to extremely low commodity prices. Results for 1998 for the nonstandard automobile operations were impacted by a higher loss ratio and lower premium volume. These were the result of problems encountered with timely rate filings, implementation of the Company's new operating system and competitive pressure. The Company also increased loss reserves for prior accident years by approximately $13.0 million in 1998 due to adverse loss development.

Years Ended December 31, 1999 and 1998

Gross Premiums Written

Consolidated Gross Premiums Written decreased 13.4% in 1999 due to a withdrawal from certain areas of hail sales, a reduction in the price of crops leading to less insurable values upon which to price insurance, a reduction in nonstandard auto sales due to increased competition, rate increases and withdrawal from certain small volume states. The following shows gross premiums written for crop insurance products:


                (in thousands)                                1999                 1998
                                                              ----                 ----
                CAT imputed                                 $39,727               $50,127
                MPCI                                        179,727               157,225
                Crop Hail                                    53,647                76,198
                Named perils                                  3,816                 2,074
                AgPI                                             96                 7,529
                                                                 --                 -----
                                                           $277,013              $293,153
                Less CAT imputed                            (39,727)              (50,127)
                                                            --------              --------
                Total                                      $237,286              $243,026



Net Premiums Written

Net premiums written decreased 29.2% in 1999 as compared to 1998 due to a larger quota share reinsurance cover for hail, from 25.0% in 1998 to 69.0% in 1999, along with lower written premiums in the auto segment.

Net Premiums Earned

Net premiums earned decreased 19.3% in 1999 as compared to the prior year, reflecting reduction in gross and net premiums written. The ratio of net premiums earned to net premiums written for the nonstandard automobile segment was 101.7% in 1999 due to lower written premium in the auto segment.

Fee Income

Fee income decreased 21.8% in 1999 compared to 1998. Fee income on nonstandard automobile operations decreased as a result of lower gross premiums written. Crop fees primarily include CAT fees and service fees such as GeoAg which totaled $456,000 in 1999 compared to $3,772,000 in 1998, a decline of 87.9%. The primary reason for the decline is due to the law change prohibiting company retention of the CAT fee.

Net Investment Income

Net investment income increased .1% in 1999 compared to 1998, such increase was due to higher yields.

Net Realized Capital Gains (Losses)

In 1999, the investment portfolio realized a small gain of $65,000 compared to a realized gain in 1998 of $4,104,000 which emanated from a high level of activity in the equity portfolio in 1998.

Losses and LAE

The loss and LAE ratio (the ratio of claims and loss adjusting expense as a percentage of earned premiums) ("Loss and LAE Ratio") for the nonstandard automobile segment was 92.7% for 1999 as compared to 82.5% for 1998. The crop hail Loss and LAE Ratio was 240.6% in 1999 compared to 79.4% in 1998. The increase in the Loss and LAE Ratio for the nonstandard automobile segment reflects adverse development on prior years of approximately 6.6%. The Company estimates its nonstandard automobile 1999 accident year loss ratio was 86.2% as compared to its current estimate of 81.1% in accident year 1998. The increase in the accident year loss ratio results from product and pricing decisions and increases in claim frequency. The increase in the crop hail Loss and LAE Ratio primarily reflects the adverse reserve development on 1998 AgPI losses. In addition, the pricing for crop insurance was inadequate and crop experience in the whole market was poor. The reinsurance program helped reduce the net effect to the Company as detailed in the reinsurance section. During 1998, premiums of $7.5 million were recognized from AgPI; however, the Company suffered losses during 1999 from this program. Adverse development, almost exclusively associated with AgPI, on 1998 crop Loss and LAE reserves affected 1999 by $14.1 million.

Policy Acquisition and General and Administrative Expenses

Policy acquisition and general and administrative expenses have increased as a result of the following: As previously reported, the Company had problems with its policy administration systems which resulted in higher expenses being incurred in 1999. The crop operation wrote approximately the same number of policies but at a lower average premium than in 1998 due to depressed commodity prices. Thus, as a percentage, the Company experienced an increase in its expense ratio in 1999. Policy acquisition and general and administrative expenses reduced to $97,950,000 or 35.5% of net premiums earned in 1999 compared to $103,926,000 or 30.4% of net premiums earned for 1998.

The following represents the breakdown of crop policy acquisition and general and administrative expenses:


         (in thousands)                                     1999                 1998

         MPCI expense reimbursements                      $(38,580)            $(37,982)
         MPCI  underwriting  gain, net of stop loss
         and CNA reinsurance in 1998                       (18,404)             (14,902)
         Commissions                                        44,797               50,089
         Ceding commission income                          (12,266)              (6,899)
         Operating expenses                                 24,668               31,600
                                                            ------               ------

         Total                                                $215              $21,906
                                                              ====              =======

MPCI expense reimbursements declined to 21.5% of MPCI premiums for 1999 as compared to 24.2% in 1998 due to federally mandated reductions. Commission expense as a percentage of gross written premiums were, in 1999, 16.2% of gross written premiums compared to 17.1% in 1998. Operating expenses as a percentage of gross written premiums were 9.3% in 1999 compared to 10.8% in 1998. Nonstandard automobile expenses net of fee income were 30.8% of earned premiums in 1999 compared to 21.6% in 1998.

In 1998 the Company reserved for uncollectable items as a result of issues with the operating system acquired as part of the CNA Transaction.

Amortization of Intangibles

Amortization of intangibles includes goodwill from the acquisition of Superior, additional goodwill from the acquisition of the minority interest portion of Superior Insurance Group Management, Inc. ("Superior Group Management", formerly, GGS Management Holdings, Inc. ("GGSH")), the acquisition of North American Crop Underwriters, Inc. ("NACU") and debt or preferred security issuance costs. Amortization expense in 1999 of $2,297,000 is a decrease of 3.4 % over 1998.

Interest Expense

Interest expense in 1999 represents the crop segment's borrowings on its seasonal line of credit at weighted average rate of 7.02% and from the FCIC, at 15% interest. Due to the payments of approximately $21.9 million for gross losses in 1999 on AgPI, the cash reserves of IGF were lower than in 1998. Therefore, IGF deferred remittance to the FCIC of uncollected premiums in accordance with the SRA.

Income Tax Expense (Benefit)

The variance in the rate from the U.S. federal statutory rate of 35% is primarily due to tax exempt income, nondeductible goodwill amortization, alternative minimum taxes, tax versus book basis in capital assets and securities disposed.

At December 31, 1999 the Company's net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determine that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future.

Approximately $21.4 million of the 1999 net operating loss ("NOL") was carried back to the 1997 tax year which resulted in a refund claim. The ability of the Company to utilize the 1999 NOL is dependent upon future taxable income generated by the Company.

Years Ended December 31, 1998 and 1997

Gross Premiums Written

Consolidated gross premiums written increased 21.8% in 1998 due to growth in the crop operations from the integration of business from the CNA Transaction, internal growth and AgPI revenue. Crop gross premiums written increased 92.3% in 1998 from 1997.

Nonstandard automobile gross premiums written decreased 6.2% in 1998 as compared to 1997 due primarily to reduced volume in the states of Florida and California for the reasons previously disclosed. Remaining gross premiums written represent reinsurance business.

Net Premiums Written

Net premiums written increased in 1998 as compared to 1997 due to the growth in gross premiums written offset by quota share reinsurance.

In 1998, the Company ceded 10% of its nonstandard automobile premiums as part of a quota share treaty. This treaty and all previous quota share treaties for 1997 and 1998 were commuted effective October 1, 1998 and the Company received a return of unearned premiums and loss reserves from such treaties as of that date. For the first three quarters of 1997, the Company ceded 20% of nonstandard automobile premiums and ceded 25% of such premiums in the fourth quarter of 1997. In 1998, the Company ceded 25% of its crop hail premiums as part of a quota share treaty as compared to 40% in 1997. Named peril premiums were ceded at a 50% rate in both 1998 and 1997 under a quota share treaty.

Net Premiums Earned

Net premiums earned increased in 1998 as compared to 1997 reflecting growth in gross and net premiums written. The ratio of net premiums earned to net premiums written for the nonstandard automobile segment was 97.9% in 1998 as compared to 97.8% in 1997.

Fee Income

Fee income increased 13.4% in 1998 compared to 1997. Fee income on nonstandard automobile operations increased as a result of higher fees as a percentage of gross premiums written, 5.41% in 1998 and 4.79% in 1997, offset by lower premium volume. Crop fees primarily included CAT fees. CAT fees increased in 1998 as compared to 1997 due to growth in premium volume. Fees in 1998 also increased due to the introduction of Geo Ag Plus and other processing fees.

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

Losses and LAE

The Loss and LAE Ratio for the nonstandard automobile segment was 82.5% for 1998 as compared to 78.0% for 1997. The crop hail Loss and LAE Ratio was 79.4% in 1998 compared to 75.1% in 1997. The increase in the Loss and LAE Ratio for the nonstandard automobile segment reflects adverse development on prior years of approximately 5.0%. The Company estimates its nonstandard automobile 1998 accident year loss ratio was 77.5% as compared to 76.1% in accident year 1997. The increase in the accident year loss ratio results from product and pricing decisions and increases in frequency in certain product lines. The increase in the crop hail loss and LAE Ratio includes $10.7 million for the effects of catastrophic events net of reinsurance recoveries. The crop hail Loss and LAE Ratio prior to reinsurance recoveries was 100.6%. The named perils loss ratio was 100% and the AgPI loss ratio was 100% in 1998 due to losses on certain coverages due to unusual weather related events estimated to be $3.3 million.

Policy Acquisition and General and Administrative Expenses

Policy acquisition and general and administrative expenses increased in 1998 over 1997 as a result of the increased volume of business produced by the Company. Policy acquisition and general and administrative expenses rose to $103,926,000 or 30.4% of net premiums earned in 1998 compared to $63,344,000 or 22.9% of net premiums earned for 1997.

MPCI expense reimbursements declined to 24.2% of MPCI premiums for 1998 as compared to 28.2% in 1997 due to federally mandated reductions. The MPCI underwriting gain, net of stop loss costs, decreased to 9.5% of CAT and MPCI premiums in 1998 (after adding $4,861,000 in 1998 as a result of the CNA Transaction) compared to 21.9% in 1997 due to severe drought in certain sections of the country and overly wet conditions in other sections of the country. The Company considers the 1998 underwriting gain to be well below average while the 1997 gain was well above average. Commission expense as a percentage of gross written premiums (including CAT) increased in 1998 to 17.1% of gross written premiums compared to 16.1% in 1997 due to the integration of business from the CNA Transaction and competitive industry pressure. Ceding commission income increased in 1998 compared to 1997 due to a increase in ceded premiums.
Operating expenses as a percentage of gross written premiums (including CAT) increased in 1998 to 10.8% compared to 10.2% 1997. Operating expenses in 1998 include $3 million, or 1.0% of gross written premiums (including CAT), of one time costs primarily related to the integration of business from the CNA Transaction. These additional one-time expenses, due to a reduction of offices, severances and write down of assets, were recorded as normal operating expenses and were deducted in 1998 as incurred in accordance with APB16. Operating expenses in 1998 also include a $3.2 million reserve, or 1.1% of gross written premiums (including CAT), for potential processing errors during 1998 on assumed premiums from business from the CNA Transaction. This increase in reserve was due to the integration of a processing system acquired in the CNA Transaction that did not reconcile properly. The Company reserved for this unreconciled amount as at December 31, 1998. The Company has determined that the amount is not recoverable, therefore it was properly reserved as at December 31, 1998.

Nonstandard automobile expenses net of fee income were 21.6% of earned premiums in 1998 compared to 22.7% in 1997.

Amortization of Intangibles

Amortization of intangibles includes goodwill from the acquisition of Superior, additional goodwill from the acquisition of the minority interest portion of Superior Group Management and the acquisition of NACU and debt or preferred security issuance costs. The increase in 1998 over 1997 reflected a full year's impact of amortization of goodwill associated with the purchase of the minority interest position in Superior Group Management and a full year's amortization of deferred issuance costs on the Company's manditorily redeemable preferred securities issued by SIG's trust subsidiary ("Preferred Securities").

Interest Expense

Interest expense in 1998 represents the crop segment's borrowings on its seasonal line of credit. Interest expense for 1997 includes both interest for the crop segment and interest on the Superior Insurance Group, Inc. ("Superior Group" formerly GGS Management, Inc. ("GGS")) Senior Credit Facility which was repaid in 1997 from the proceeds of the offering of the Preferred Securities.

Income Tax Expense (Benefit)

The variance in the rate from the U.S. statutory rate of 35% is primarily due to nondeductible goodwill amortization.

Distributions on Preferred Securities

Distributions on the Preferred Securities are calculated at 9.5% net of U.S. federal income taxes from the offering date of August 12, 1997.

Symons International Group, Inc. - Florida

Goran's wholly-owned subsidiary, Symons International Group, Inc. - Florida ("SIGF") is a specialized surplus lines underwriting unit. SIGF's operations no longer fit the Company's strategic operating plan of concentrating on the business segments of nonstandard automobile, crop and reinsurance. Accordingly, the majority of the book of business was sold effective January 1, 1999. A small amount of premium remained after the sale. In 1999, the premium volume from this operation reduced to $526,000 from $6,427,000 in 1998 and $9,560,000 in 1997. In
1999, SIGF recognized a loss of $861,000 primarily as a result of closing expenses and the write down of capitalized software, compared to operating losses of $2,937,000 in 1998 and $3,545,000 in 1997.

Non-U.S. Operations

Granite Insurance Company

Granite Insurance Company ("Granite") is a Canadian federally licensed insurance company which is presently servicing its investment portfolio and a very few outstanding claims. Granite stopped writing business on December 31, 1989 and sold its book of Canadian business in June 1990. The outstanding claims continue to be settled in accordance with actuarial estimates with moderate redundancies appeared in the most recent year. Granite's invested assets increased to $3.0 million from $2.6 million in 1998. This is the result of realized profits for the year. Total net outstanding claims decreased to $368,000 in 1999 from $400,000 in 1998. It is expected that the run-off of outstanding claims will continue at least through 2000. Granite recorded a net profit of $179,000 in 1999, compared to a $403,000 net loss in 1998 and $261,000 net loss in 1997. This is a reflective of the realization of gains and losses in the investment portfolio.

Granite Reinsurance Company Ltd.

Granite Reinsurance Company Ltd. ("Granite Re") is managed by Atlantic Security Ltd. of Bermuda and a corporate services management company in Barbados. Granite Re underwrites finite risk, stop loss and quota share reinsurance, through various programs in Bermuda, the United States and Canada. During 1999, 1998 and 1997, Granite Re participated in certain quota share and stop loss programs for Goran's crop insurance subsidiary, IGF. These covers were in accordance with third party placements whereby Granite Re assumed a portion of these treaties as third party reinsurers. In 1998 and 1997, Granite Re participated in Goran's nonstandard automobile subsidiaries through a quota share treaty. On January 1, 1999, the nonstandard automobile treaty was commuted resulting in a return premium of $11.2 million. There was no other assumed automobile reinsurance in 1999. 1999 gross premiums written relating to crop were effectively offset by the automobile commutation disclosed above. However, net premiums earned in 1999 of $12.7 million compared to $21.8 million in 1998 and $12.7 million in 1997. A break even year in 1999 resulted in a $.2 million loss compared to a loss of $1.1 million in 1998 and a profit of $2.1 million in 1997.

Granite Re's capital and surplus reduced by approximately $10 million from $16.2 million as reported in 1998 to $6.6 million as at December 31, 1999, primarily as a result of a deemed dividend to Goran relating to prior years activities.

Liquidity and Capital Resources

         The primary source of funds for Goran is through dividend and other funding from Granite Re, its offshore subsidiary.

The primary source of funds available to SIG are fees from policy holders, management fees and dividends from its subsidiaries. SIG also receives $150,000 quarterly pursuant to an administration agreement with IGF to cover the costs of executive management, accounting, investing, marketing, data processing and reinsurance.

Superior Group collects billing fees charged to policyholders of Pafco and Superior who elect to make their premium payments in installments. Superior Group also receives management fees under its management agreement with Pafco and Superior. When the Florida Department of Insurance ("Florida Department") approved the acquisition of Superior by Superior Group Management, it prohibited Superior from paying any dividends (whether extraordinary or not) for four years from the date of acquisition (May 1, 1996) without the prior written approval of the Florida Department. Extraordinary dividends, within the meaning of the Indiana Insurance Code, cannot be paid by Pafco without the prior approval of the Indiana Insurance Commissioner. The management fees charged to Pafco and Superior by Superior Group are subject to review by the Indiana Department of Insurance ("Indiana Department") and Florida Department.

         The nonstandard automobile insurance subsidiaries' primary source of funds are premiums, investment income and proceeds from the maturity or sale of invested assets. Such funds are used principally for the payment of claims, payment of claims settlement costs, operating expenses (primarily management fees), commissions to independent agents, dividends and the purchase of investments. There is variability to cash outflows because of uncertainties regarding settlement dates for liabilities for unpaid losses. Accordingly, the Company maintains investment programs intended to provide adequate funds to pay claims. During 1999, due to a slow down in premium volume, the Company began liquidating investments to pay claims. The Company historically has tried to maintain duration averages of 3.5 years. However, the reduction in new funds due to lower premium has and will cause the Company to shorten duration. The Company may incur a cost of selling longer bonds to pay claims. Claim payments tend to lag premium receipts. Due to the decline in premium volume, the Company has experienced a reduction in its investment portfolio but to date has not experienced any problems meeting its obligations for claims payments.

         Cash flows in the Company's MPCI business differ from cash flows from certain more traditional lines. The Company pays insured losses to farmers as they are incurred during the growing season, with the full amount of such payments being reimbursed to the Company by the federal government within three business days. MPCI premiums are not received from farmers until covered crops are harvested. Collected and uncollected premiums are required to be paid in full to the FCIC by the Company, with interest at 15%, if not paid by a specified date during the crop year.

During 1999, IGF borrowed funds under its revolving line of credit to finance payables to the FCIC for collected and uncollected premiums (the "IGF Revolver"). In 1999, the maximum borrowing amount under the IGF Revolver was $15,000,000. The IGF Revolver carried a weighted average interest rate of 8.75%, 6.96% and 7.02% in 1997, 1998 and 1999, respectively. Payables to the FCIC accrue interest at a rate of 15%, as do the receivables from farmers. By utilizing the IGF Revolver, which bears interest at a floating rate equal to the prime rate minus .75% in 1999 (prime rate plus 1.00% in 1998), IGF avoids the higher interest expense to the FCIC while continuing to earn 15% interest on the receivables due from the farmer. The IGF Revolver contains certain covenants which (i) restricts IGF's ability to accumulate common stock, (ii) sets minimum standards for investments and policyholder surplus and (iii) limits the ratio of net written premiums to surplus. The IGF Revolver also contains other customary covenants which, among other things, restricts IGF's ability to participate in mergers, acquire another enterprise or participate in the organization or creation of any other business entity. At December 31, 1999, IGF had borrowed the full amount available. This line of credit has been extended through December 15, 2000; however, the authorized line of credit has been reduced to $8,000,000 as of March 17, 2000, all of which was available April 1, 2000. At December 31, 1999, IGF was not in compliance with a minimum statutory surplus covenant; however, IGF received a waiver of such covenant for December 31, 1999. IGF does expect to meet the minimum statutory surplus covenant for 2000.

During 1999 IGF deferred remittance of uncollected premium amounts to the FCIC and therefore incurred interest of 15% on such amounts. The Company expects to continue this practice in 2000.

         On August 12, 1997, the SIG's trust subsidiary issued $135 million in Preferred Securities at a rate of 9.5% paid semi-annually. The Preferred Securities are backed by Senior Subordinated Notes to the trust from the
Company. The proceeds of the Preferred Securities offering were used to repurchase the remaining minority interest in Superior Insurance Group Management, Inc. (formerly GGS Management Holdings, Inc.) ("GGSH") for $61 million, repay the balance of the Superior Group Senior Credit Facility of $44.9 million and contribute $10.5 million to the nonstandard automobile insurers with the balance held for general corporate purposes. Expenses of the issue aggregated $5.1 million and are amortized over the term of the Preferred Securities (30 years). In the third quarter of 1997, the Company wrote off the remaining unamortized costs of the Superior Group Senior Credit Facility of approximately $1.1 million pre-tax or approximately $0.07 per share (basic) as an extraordinary item.

         The Preferred Securities have a term of 30 years with semi-annual interest payments which commenced February 15, 1998. The Preferred Securities may be redeemed in whole or in part after 10 years.

         The Preferred Security interest obligation of approximately $13 million was funded from SIG's nonstandard automobile management company and surplus funds available in SIG in 1999. During 1999 SIG paid the two Preferred Securities interest payments. Semi-annual interest payments of $6,412,500 were made in February and August 1999. In February 2000, the Company deferred the interest payment in accordance with the terms of the Trust Indenture. SIG may defer payment of any or all interest payments for up to five years. The unpaid interest installment amounts accrue interest at 9.5%. SIG presently intends to defer interest payments in the year 2000; however, it will reconsider this intention depending upon cash flow and profitability.

         The Trust Indenture contains certain restrictive covenants. These covenants are based upon the SIG's Consolidated Coverage Ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) whereby if the SIG's EBITDA falls below 2.5 times consolidated interest expense (including Preferred Security distributions) for the most recent four quarters, the following restrictions become effective:

o  SIG  may  not  incur   additional   indebtedness   or  guarantee   additional
indebtedness.

o SIG may not make certain restricted payments including loans or advances to affiliates, stock repurchases and a limitation on the amount of dividends is in force. o SIG may not increase its level of non-investment grade securities defined as equities, mortgage loans, real estate, real estate loans and non-investment grade fixed income securities.

         These restrictions currently apply as SIG's consolidated coverage ratio was (4.9) in 1999, and will continue to apply until SIG's consolidated coverage ratio is in compliance with the terms of the Trust Indenture. SIG is in compliance with these additional restrictions and, therefore, this does not represent a default by the SIG on the Preferred Securities.

         Net cash provided/(used) by operating activities in 1999 aggregated $(20,619,000) compared to $11,716,000 in 1998 due to reduced cash provided by operations as a result of the net loss.

         The Company believes cash flows in the nonstandard automobile segment from premiums, investment income and billing fees are sufficient to meet that segment's obligations to policyholders and operating expenses for the foreseeable future. This is due primarily to the lag time between receipt of premiums and claims payments. Therefore, the Company does not anticipate borrowings for this segment. The Company also believes cash flows in the crop segment from premiums and expense reimbursements are sufficient to meet the segment's obligations for the foreseeable future. Due to the more seasonal nature of the crop segment's operations, it may be necessary to obtain short term funding at times during a calendar year by drawing on the IGF Revolver or deferring remittance of premiums to the FCIC. Except for this short term funding and normal increases therein resulting from an increase in the business in force, the Company does not anticipate any significant short or long term additional borrowing needs for crop business. Accordingly, while there can be no assurance as to the sufficiency of the Company's cash flow in future periods, the Company believes that its cash flow will be sufficient to meet all of the Company's operating expenses and operating debt service (not including the Preferred Securities) for the foreseeable future and, therefore, does not anticipate additional borrowings.

While GAAP shareholders' equity reflected a deficit of $18 million at December 31, 1999, it does not reflect the statutory equity upon which the company conducts its various insurance operations. Its insurance subsidiaries had statutory surplus of approximately $50 million at December 31, 1999.

         Effects of Inflation

         Due to the short term that claims are outstanding in the two product lines the Company underwrites, inflation does not pose a significant risk to the Company.

Primary Differences Between GAAP and SAP

         The financial statements contained herein have been prepared in conformity with GAAP which differ from Statutory Accounting Practices ("SAP") prescribed or permitted for insurance companies by regulatory authorities in the following respects: (i) certain assets are excluded as "Nonadmitted Assets" under statutory accounting; (ii) costs incurred by the Company relating to the acquisition of new business are expensed for statutory purposes; (iii) the investment in wholly- owned subsidiaries is consolidated for GAAP rather than valued on the statutory equity method. The net income or loss and changes in unassigned surplus of the subsidiaries is reflected in net income for the period rather than recorded directly to unassigned surplus; (iv) fixed maturity investments are reported at amortized cost or market value based on their NAIC rating; (v) the liability for losses and loss adjustment expenses and unearned premium reserves are recorded net of their reinsured amounts for statutory accounting purposes; (vi) deferred income taxes are not recognized on a statutory basis; and (vii) credits for reinsurance are recorded only to the extent considered realizable.

New Accounting Standards

On March 4, 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. The Company has adopted the new requirements of the SOP in 1999. There is no material impact on the net earnings in 1999.

The NAIC is considering the adoption of a recommended statutory accounting standard for crop insurers, the impact of which is uncertain since several methodologies are currently being examined. Although the Indiana Department has permitted the Company to continue, for its statutory financial statements through December 31, 1999, its practice of recording its MPCI business as 100% ceded to the FCIC with net underwriting results recognized in ceding commissions, the Indiana Department has indicated that in the future it will require the Company to adopt the MPCI accounting practices recommended by the NAIC or any similar practice adopted by the Indiana Department. Since such a standard would be adopted industry wide for crop insurers, the Company would also be required to conform its future GAAP financial statements to reflect the new MPCI statutory accounting methodology and to restate all historical GAAP financial statements consistent with this methodology for comparability. The Company cannot predict the accounting methodology that will eventually be implemented or when the Company will be required to adopt such methodology. The Company anticipates that any such new crop accounting methodology will not affect GAAP net income.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which replaced the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The NAIC is now considering amendments to the Codification guidance that would also be effective upon implementation. The NAIC has recommended an effective date of January 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

It is not known whether the Indiana Department and the Florida Department will adopt the Codification or make any changes to the guidance. The Company has not estimated the potential effect of the Codification guidance if adopted by the departments of insurance. However, the actual effect of adoption could differ as changes are made to the Codification guidance, prior to its recommended effective date of January 1, 2001.

In June 1998 SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" was issued, to be effective for fiscal quarters and fiscal years beginning after June 15, 2000. The Company does not have any derivative instruments or hedging activities, therefore, the Company believes that SFAS No. 133 will have no material impact on the Company's financial statements or notes thereto.

Quantitative And Qualitative Disclosures About Market Risk

Insurance company investments must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common securities, real estate mortgages and real estate. The Company's investments in real estate and mortgage loans represent
 .9% of the Company's aggregate investments. The investment portfolios of the Company at December 31, 1999, consisted of the following:


                                                                            Cost or

        Type of Investment (in thousands)                                Amortized Cost   Market Value
                                                                         --------------   ------------

Fixed maturities:
    United  States  Treasury  securities  and  obligations  of  United
    States government corporation and agencies                               $63,857          $61,187
    Obligations of states and political subdivisions                              42               38
    Corporate securities                                                     113,272          110,391
                                                                             -------          -------
Total Fixed Maturities                                                       177,171          171,616
Equity Securities:
    Common Stocks                                                             15,511           13,555
Short-Term investments                                                        32,634           32,634
Mortgage loans                                                                 1,990            1,990
Other invested assets                                                            945              945
                                                                                 ---              ---
Total Investments                                                           $228,251         $220,740
                                                                            ========         ========


The following table sets forth composition of the fixed maturity securities portfolio of the Company by time to maturity as of December 31:


         (in thousands)                                         1998                              1999
                                                                      Percent Total                    Percent Total
         Time to Maturity                            Market Value      Market Value    Market Value     Market Value
         ----------------

         1 year or less                                     7,937              4.0%           4,268              2.5
         More than 1 year through 5 years                  53,327             27.0%          89,901             52.4
         More than 5 years through 10 years                38,236             19.4%          38,566             22.5
         More than 10 years                                23,034             11.7%          35,641             20.7
                                                           ------             -----          ------             ----
                                                          122,534             62.1%         168,376             98.1
         Mortgage-backed securities                        74,717             37.9%           3,420              1.9
                                                           ------             -----           -----              ---
         Total                                            197,251            100.0%         171,616           100.00
                                                          =======            ======         =======           ======

The following table sets forth the ratings assigned to the fixed maturity securities of the Company as of December 31:


         (in thousands)                                         1998                              1999
                                                                     Percent Total                    Percent Total

         Rating (1)                                  Market Value      Market Value    Market Value     Market Value
         ----------                                  ------------      ------------    ------------     ------------

         Aaa or AAA                                        76,484             38.8%         106,547             62.1
         Aa or AA                                           2,256              1.1%           3,381              2.0
         A                                                 81,271             41.2%          25,718             15.0
         Baa or BBB                                        23,504             11.9%          21,576             12.5
         Ba or BB                                          13,736              7.0%          13,691              8.0
         Other below investment grade                        ----              0.0%             702               .4
                                                             ----              ----             ---               --
         Total                                            197,251            100.0%         171,616            100.0
                                                          =======            ======         =======            =====

     (1) Ratings are assigned by Moody's Investors Service, Inc., and when not available, are based on ratings assigned by Standard & Poor's
          Corporation.

The investment results of the Company for the periods indicated are set forth below:


         (in thousands)                                                   Years Ended December 31,
                                                                   1997              1998              1999

         Net investment income (1)                                     13,418             13,401          12,777
         Average investment portfolio (2)                             215,894            236,197         233,423
         Pre-tax return on average investment portfolio                  5.7%               5.7%            5.9%
         Net realized gains (losses)                                    9,393              4,104              65

         (1) Includes dividend income received in respect of holdings of common stock.

         (2) Average investment portfolio represents the average (based on amortized cost) of the beginning and ending investment portfolio.


The Company has the ability to hold its fixed maturity securities to maturity. If interest rates were to increase 10% from the December 31, 1999 levels, the decline in fair value of the fixed maturity securities would not significantly affect the Company's ability to meet its obligations to policyholders and debtors.

Market-Sensitive Instruments and Risk Management

The Company's investment strategy is to invest available funds in a manner that will maximize the after-tax yield of the portfolio while emphasizing the stability and preservation of the capital base. The Company seeks to maximize the total return on investment through active investment management utilizing third-party professional administrators, in accordance with pre-established investment policy guidelines established and reviewed regularly by the Board of Directors of the Company. Accordingly, the entire portfolio of fixed maturity securities is available to be sold in response to changes in market interest rate; changes in relative values of individual securities and asset sectors; changes in prepayment risks; changes in credit quality; and liquidity needs, as well as other factors.

The portfolio is invested in types of securities and in an aggregate duration which reflect the nature of the Company's liabilities and expected liquidity needs diversified among industries, issuers and geographic locations. The Company's fixed maturity and common equity investments are substantially all in public companies.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For investment securities and debt obligations, the table presents principal cash flows and related weighted-average interest rates by expected maturity date. Additionally, the Company has assumed its available for sale securities are similar enough to aggregate those securities for presentation purposes.


                                                       Interest Rate Sensitivity
                                                 Principal Amount by Expected Maturity

                                                         Average Interest Rate
                                                        (dollars in thousands)


                                                                                                              Fair Value

                                                                                    There-after                12/31/99
                                                                                    -----------                --------
                            2000        2001        2002       2003        2004                     Total
                            ----        ----        ----       ----        ----                     -----


Assets

Available for sale            4,278      22,056      20,268     24,072      27,113       87,189      184,976      171,616
Average interest rate          6.5%        7.1%        7.3%       6.0%        6.3%         6.4%         6.5%         7.0%

Liabilities

IGF line of credit          $15,000        $ --        $ --       $ --        $ --         $ --      $15,000      $15,000
Preferred securities           $ --        $ --        $ --       $ --        $ --     $135,000     $135,000     $135,000
Average interest rate          8.5%         --%         --%        --%         --%         9.5%         9.4%         9.4%


Impact of the Year 2000 Issue

The Company successfully completed the appropriate assessment, remediation and testing processes necessary in all of its primary locations, Des Moines, Atlanta, Indianapolis and Tampa, to resolve the year 2000 issue. No significant issues were identified by management, and there was no interruption to the Company's business processing system as a result of the year 2000 issue. Total costs associated with the year 2000 issue were $9.4 million, of which $7.7 million was capitalized. The Company had already made the decision to transition off all of its nonstandard auto legacy systems and this process had been in progress since 1996. These new systems are Y2K compliant and were completed prior to December 31,1999. The majority of costs capitalized are hardware and software costs.

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 1999 and 1998
(in thousands, except share data)

CONSOLIDATED BALANCE SHEETS

                                                                                        1999          1998
                                                                                        ----          ----

ASSETS:
Investments:
Available for sale:
Fixed maturities, at market                                                         $171,616      $197,251
Equity securities, at market                                                          13,555        12,988
Short-term investments, at amortized cost, which approximates market                  32,634        27,637
Mortgage loans, at cost                                                                1,990         2,100
Other invested assets                                                                    945           890
                                                                                         ---           ---
TOTAL INVESTMENTS                                                                    220,740       240,866
Investments in and advances to related parties                                         1,346         2,118
Reinsurance recoverable on paid and unpaid losses, net                                88,293        67,885
Cash and cash equivalents                                                              3,173        15,123
Receivables, Net of allowances                                                        92,446       123,690
Prepaid reinsurance premiums                                                          10,259        17,486
Federal income taxes recoverable                                                       6,820        12,711
Deferred policy acquisition costs                                                     13,920        16,332
Deferred income taxes                                                                      0         5,146
Property and equipment, net of accumulated depreciation                               21,967        19,350
Intangible assets                                                                     43,812        46,300
Other assets                                                                           9,335         4,197
                                                                                       -----         -----
TOTAL ASSETS                                                                        $512,111      $571,204
                                                                                    ========      ========

LIABILITIES
LIABILITIES:

Losses and loss adjustment expenses                                                 $219,918      $207,432
Unearned premiums                                                                     90,007       110,665
Reinsurance payables                                                                  37,603        12,353
Notes payable                                                                         16,929        13,744
Distributions payable on preferred securities                                          4,809         4,809
Other                                                                                 25,906        17,474
                                                                                      ------        ------
TOTAL LIABILITIES                                                                   $395,172      $366,477
                                                                                    --------      --------
Minority interest:
Equity in net assets of subsidiaries                                                      --        20,203
Company obligated mandatorily redeemable preferred stock of trust subsidiary
 holding solely parent debentures                                                    135,000       135,000

SHAREHOLDERS EQUITY (DEFICIT)

Common Stock                                                                          19,017        17,940
Additional paid in capital                                                             2,775         2,775
Unrealized gain (loss), net of deferred tax                                           (4,874)        1,176
Cumulative translation adj.                                                               13           252
Retained earnings (accumulated deficit)                                              (34,992)       27,381
                                                                                     --------       ------
TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                                 (18,061)       49,524
                                                                                     --------       ------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                                $512,111      $571,204
                                                                                   =========      ========
The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.


CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 1999, 1998, and 1997 (in thousands, except per share data)
CONSOLIDATED  STATEMENTS  OF EARNINGS (LOSS)

                                                                                         1999         1998          1997
                                                                                         ----         ----          ----
Gross premiums written                                                               $473,687      $546,771      $448,982
Less ceded premiums                                                                 $(217,188)    $(184,665)    $(167,086)
                                                                                    ----------    ----------    ----------
    NET PREMIUMS WRITTEN                                                             $256,499      $362,106      $281,896
                                                                                     ========      ========      ========
    NET PREMIUMS EARNED                                                              $276,040      $342,177      $276,540
Fee income                                                                             15,791        20,203        17,821
Net investment income                                                                  13,418        13,401        12,777
Net realized capital gain                                                                  --         -----         -----
    TOTAL REVENUES                                                                    305,314       379,885       316,531
                                                                                      -------       -------       -------
Expenses:
    Losses and loss adjustment expenses                                               276,633       279,127       211,503
    Policy acquisition and general and administrative expenses                         97,950       103,926        63,344
    Interest expense                                                                      620           163         3,087
    Amortization of intangibles                                                         2,687         2,379         1,197
                                                                                        -----         -----         -----
    TOTAL EXPENSES                                                                    377,890       385,595       279,131
                                                                                      -------       -------       -------
    EARNINGS (LOSS) BEFORE INCOME TAXES, MINORITY INTEREST AND
        UNDERNOTED ITEMS                                                              (72,576)       (5,710)       37,400
                                                                                      --------       -------       ------
        ITEM
Income taxes:

    Current                                                                            (6,617)       (1,706)       12,720
    Deferred                                                                            7,865         1,643        (1,301)
                                                                                        -----         -----        -------
    TOTAL INCOME TAXES                                                                  1,248           (63)       11,419
                                                                                        -----           ----       ------
    NET EARNINGS (LOSS) BEFORE MINORITY INTEREST UNDERNOTED ITEMS                     (73,824)       (5,647)       25,981
Minority Interest                                                                     (19,787)       (4,919)        7,098
Distributions on preferred securities, net of tax                                       8,336         8,411         3,120
                                                                                        -----         -----         -----
NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS                                        (62,373)       (9,139)       15,763
Net earnings (loss) from discontinued operations                                         ----        (2,937)       (3,545)
NET EARNINGS (LOSS)                                                                  $(62,373)     $(12,076)      $12,218
                                                                                     =========     =========      =======
Weighted average shares outstanding - Basic                                         5,876,398     5,841,329     5,590,576
                                                                                    =========     =========     =========
Earnings (loss) per share from continuing operations                                  $(10.61)       $(1.56)         $2.82
                                                                                      ========       =======         =====
Earnings (loss) per share from continuing operations - diluted                        $(10.61)       $(1.56)         $2.68
                                                                                      ========       =======         =====
Net earnings (loss) per share                                                         $(10.61)       $(2.07)         $2.19
                                                                                      ========       =======         =====
Net earnings (loss) per share -diluted                                                $(10.61)       $(2.07)         $2.08
                                                                                      ========       =======         =====
The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.


CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 1999, 1998, and 1997 (in thousands, except number of shares) CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                Additional                  Unrealized    Cumulative        Total
                                          Common Stock             Paid        Retained    Gain/(Loss)   Transulation  Stockholders'
                                                                                                          Adjustment

                                        Shares      Amount      In Capital     Earnings         On                         Equity
                                                                                           Investments

BALANCE AT JANUARY 1, 1997                               (1)                          (1)
                                        5,405,820    $16,821          $2,775      $27,761          $820        $(334)       $47,843

Comprehensive Income:
Net earnings                                                                       12,218                                    12,218
Change in unrealized gains
(losses) on securities and
Cumulative Translation Adjustments                                                                  516            42           558
Comprehensive income                                                               12,218           516            42        12,776
Adjustments of offering costs
Issuance of shares                        324,456        594                                                                    594
Change in loans to acquire shares                        249                                                                    249
BALANCE AT DECEMBER 31, 1997
                                        5,730,276     17,664           2,775       39,979         1,336         (292)        61,462

Comprehensive Income:
Net loss                                                                         (12,076)                                  (12,076)
Change in unrealized gains
(losses) on securities and
Cumulative Translation Adjustments                                                                (160)           544          384
Comprehensive income (loss)                                                      (12,076)         (160)           544        11,692
Exercise of stock options                 215,922      1,533                                                                  1,533
Shares acquired                          (69,800)      (226)                        (522)                                      (748)
Change in loans to acquire shares                    (1,031)                                                                  1,031
BALANCE AT DECEMBER 31, 1998
                                        5,876,398     17,940           2,775       27,381         1,176           252        49,524

Comprehensive Income:
Net earnings (loss)                                                              (62,373)                                  (62,373)
Change in unrealized gains
(losses) on securities                                                                          (6,050)         (239)       (6,289)
Comprehensive loss

                                                                                 (62,373)       (6,050)         (239)       (68,662)
Change in loans to acquire shares                      1,077                                                                  1,077
BALANCE AT DECEMBER 31, 1999
                                        5,876,398    $19,017          $2,775    $(34,992)      $(4,874)           $13      $(18,061)

               (1) Capital stock and retained earnings have been restated by $(595) and $(360) respectively, to reflect the adoption of U.S. GAAP. (See Note 22)

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 1999, 1998, and 1997 (in thousands)
CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                1999            1998           1997
                                                                                ----            ----           ----
Cash flows from operating activities
    Net earnings (loss)                                                         (62,373)        (12,076)       12,218
    Adjustments to reconcile net earnings (loss) to net cash provided from operations:
        Minority interest                                                       (19,787)         (4,919)        7,098
        Depreciation, amortization and other                                      7,722           6,032         5,258
        Deferred income tax expense (benefit)                                     8,462          (1,752)       (1,301)
        Net realized capital (gain) loss                                            (65)         (4,371)       (9,393)
        Net changes in operating assets and liabilities (net of assets acquired):
           Receivables                                                           40,354         (10,396)       (6,644)
           Reinsurance recoverable on losses, net                               (32,552)         40,321       (61,311)
           Prepaid reinsurance premiums                                           7,227          19,121       (21,624)
           Federal income taxes recoverable                                       5,891               0             0
           Deferred policy acquisition costs                                      2,412          (4,483)        2,011
           Other assets and liabilities                                           5,012         (11,836)       (4,083)
           Losses and loss adjustment expenses                                   12,486          52,796        26,330
           Unearned premiums                                                    (20,658)         (7,951)       27,409
           Reinsurance payables                                                  25,250         (48,770)       37,810
                                                                                 ------         --------       ------
NET CASH PROVIDED FROM (USED IN) OPERATIONS                                     (20,619)         11,716        13,778
                                                                                --------         ------        ------
    Cash flow from investing activities net of assets acquired:

        Purchase of minority interest and subsidiaries                                0          (1,208)      (61,000)
        Net sales (purchases) of short-term investments                         (13,168)         (8,807)       11,638
        Proceeds from sales, calls and maturities of fixed maturities           206,208         129,951       227,604
        Purchases of fixed maturities                                          (182,453)       (148,417)     (268,542)
        Proceeds from sales of equity securities                                 11,215          69,379        36,101
        Purchase of equity securities                                            (9,850)        (42,909)      (35,558)
        Net proceeds from (purchase) sales of other investments                  (2,045)           (390)           41
        Purchase of property and equipment                                       (7,278)         (9,348)       (5,803)
        Cash paid for NACU                                                            0          (3,000)            0
        Other, net                                                                  (71)              0         1,130
                                                                                    ----              -         -----
NET CASH PROVIDED FROM (USED IN) INVESTING ACTIVITIES                             2,558         (14,749)      (94,389)
                                                                                  -----         --------      --------
    Cash flow from financing activities net of assets acquired:

        Proceeds from issuance of preferred securities                                0               0       129,877
        Proceeds from (purchase)  issue of share capital                          1,077            (675)          843
        Redemption of share capital                                                   0            (748)            0
        Proceeds from (payments made on) term debt                                3,185           7,855       (43,818)
        Proceeds from consolidated subsidiary minority interest owner                 0               0         2,354
        Loans from and (repayments to) related parties                            1,849          (1,600)            0
                                                                                  -----          -------            -
NET CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES:
                                                                                  6,111           4,832        89,256
                                                                                  -----           -----        ------
Increase (decrease) in cash and cash equivalents                                (11,950)          1,799         8,645
Cash and cash equivalents, beginning of year                                     15,123          13,324         4,679
                                                                                 ------          ------         -----
Cash and cash equivalents, end of year                                            3,173          15,123        13,324
                                                                                  =====          ======        ======

The accompanying notes are an integral part of the consolidated financial statements.


[HEADER]



GORAN CAPITAL INC AND SUBSIDIARIES

1.   Nature of Operations and Significant Accounting Policies:

Goran Capital Inc. ("Goran" or the "Company") is the parent company of the Goran group of companies. The consolidated financial statements include the accounts of all subsidiary companies of Goran as follows:

Symons International Group, Inc. ("SIG") is a 68% owned subsidiary of Goran Capital Inc. ("Goran"). The Company is primarily involved in the sale of nonstandard automobile insurance and crop insurance. The Company's products are marketed through independent agents and brokers. Its insurance subsidiaries are licensed in 35 states, primarily in the Midwest and Southern United States.

The following is a description of the significant accounting policies and practices employed:

a. Basis of Presentation: The consolidated financial statements include the accounts, after intercompany eliminations, of the Company and its wholly-owned subsidiaries as follows:

     Superior Insurance Group Management, Inc ("Superior Group Management") (formerly, GGS Management Holdings, Inc. ("GGSH")) -a holding company for the nonstandard automobile operations which includes:

         Superior Insurance Group, Inc. ("Superior Group") (formerly, GGS Management, Inc. ("GGS")) -a management company for the nonstandard automobile operations;

         Superior Insurance Company ("Superior")-an insurance company domiciled in Florida;

         Superior American Insurance Company ("Superior American")-an insurance company domiciled in Florida;

         Superior Guaranty Insurance Company ("Superior Guaranty")-an insurance company domiciled in Florida;

         Pafco General Insurance Company ("Pafco")-an insurance company domiciled in Indiana;

     IGF Holdings, Inc. ("IGFH")-a holding company for the crop operations which includes IGF and Hail Plus Corp.;

         IGF Insurance Company ("IGF")-an insurance company domiciled in Indiana;

         North American Crop Underwriters, Inc. ("NACU") - a managing general agency with exclusive focus on crop insurance.

                  Granite Reinsurance Company Ltd. ("Granite Re") - a finite risk reinsurance company based in Barbados.

        Granite Insurance Company ("Granite") - a Canadian federally licensed insurance company which ceased writing new insurance policies on January 1, 1990.

     Symons International Group, Inc. of Ft. Lauderdale, Florida ("SIGF") - a Florida based surplus lines insurance agency. These operations have been discontinued effective January 1, 1999.

     On August 12, 1997, the Company acquired the remaining 48% minority interest in Superior Group Management from Goldman Funds through a purchase business combination. (See Note 2.)

     On July 8, 1998, the Company acquired NACU through a purchase business combination. The Company's Consolidated Statement of Earnings for the year ended December 31, 1998 includes the results of operations of NACU subsequent to July 8, 1998. (See Note 2.)

b. Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

c. Premiums: Premiums are recognized as income ratably over the life of the related policies and are stated net of ceded premiums.
     Unearned premiums are computed on the semimonthly pro rata basis.

d.  Investments:  Investments are presented on the following basis:

     Fixed maturities and equity securities are classified as available for sale and are carried at market value with the unrealized gain or loss as a component of stockholders' equity, net of deferred tax, and accordingly, has no effect on net income.

     Real estate-at cost, less allowances for depreciation.

     Mortgage loans-at outstanding principal balance.

     Realized gains and losses on sales of investments are recorded on the trade date and are recognized in net income on the specific identification basis. Interest and dividend income are recognized as earned.

e. Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company includes in cash and cash equivalents all cash on hand and demand deposits with original maturities of three months or less.

f. Deferred Policy Acquisition Costs: Deferred policy acquisition costs are comprised of agents' commissions, premium taxes, certain other costs and investment income (starting in 1999) which are related directly to the acquisition of new and renewal business, net of expense allowances received in connection with reinsurance ceded, which have been accounted for as a reduction of the related policy acquisition costs. These costs are deferred and amortized over the terms of the policies to which they relate. Acquisition costs that exceed estimated losses and loss adjustment expenses and maintenance costs are charged to expense in the period in which those excess costs are determined.

g. Property and Equipment: Property and equipment are recorded at cost. Depreciation for buildings is based on the straight-line method over 31.5 years and the straight-line method for other property and equipment over their estimated useful lives ranging from five to seven years. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in net income.

h. Intangible Assets: Intangible assets consists primarily of goodwill, and debt acquisition costs. Goodwill is amortized over a 25-year period on a straight-line basis based upon management's estimate of the expected benefit period. Deferred debt acquisition costs are amortized over the term of the debt.

i. Losses and Loss Adjustment Expenses: Reserves for losses and loss adjustment expenses include estimates for reported unpaid losses and loss adjustment expenses and for estimated losses incurred but not reported. These reserves have not been discounted. The Company's loss and loss adjustment expense reserves include an aggregate stop-loss program. Reserves are established using individual case-basis valuations and statistical analysis as claims are reported. Those estimates are subject to the effects of trends in loss severity and frequency. While management believes the reserves are adequate, the provisions for losses and loss adjustment expenses are necessarily based on estimates and are subject to considerable variability. Changes in the estimated reserves are charged or credited to operations as additional information on the estimated amount of a claim becomes known during the course of its settlement. The reserves for losses and loss adjustment expenses are reported net of the receivables for salvage and subrogation of approximately $8,506 and $10,684 at December 31, 1999 and 1998, respectively.


j. Preferred Securities: Preferred securities represent Company-obligated mandatorily redeemable securities of subsidiary holding solely parent debentures and are reported at their liquidation value under minority interest. Distributions on these securities are charged against consolidated earnings.

k. Income Taxes: The Company utilizes the liability method of accounting for deferred income taxes. Under the liability method, companies will establish a deferred tax liability or asset for the future tax effects of temporary differences between book and taxable income. Changes in future tax rates will result in immediate adjustments to deferred taxes. (See Note 11.) Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

l. Reinsurance: Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on basis consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income.

m. Asset Impairment Policy: The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.

n. Certain Accounting Policies for Crop Insurance Operations: In 1996, IGF instituted a policy of recognizing (i) 35% of its estimated multiple peril crop insurance (MPCI) gross premiums written for each of the first and second quarters, 20% for the third quarter and 10% for the fourth quarter;
     (ii) commission expense at the applicable rate of MPCI gross premiums written recognized; and (iii) Buy-up Expense Reimbursement at a rate of 25% in 1999, 27% in 1998, and 29% in 1997 of MPCI gross premiums written recognized along with normal operating expenses incurred in connection with premium writings. In the third quarter, if a sufficient volume of policyholder acreage reports have been received and processed by IGF, IGF's policy is to recognize MPCI gross premiums written for the first nine months based on a reestimate which takes into account actual gross premiums processed. If an insufficient volume of policies has been processed, IGF's policy is to recognize in the third quarter 20% of its full year estimate of MPCI gross premiums written, unless other circumstances require a different approach. The remaining amount of gross premiums written is recognized in the fourth quarter, when all amounts are reconciled. IGF recognizes MPCI underwriting gain or loss during the first and second quarters, as well as the third quarter, reflecting IGF's best estimate of the amount of such gain or loss to be recognized for the full year, based on, among other things, historical results, plus a provision for adverse developments. In the third and fourth quarters, a reconciliation amount is recognized for the underwriting gain or loss based on final premium and latest available loss information. o. Accounting Changes: In 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 130 requires companies to disclose comprehensive income in their financial statements. In addition to items included in net income, comprehensive income includes items currently charged or credited directly to stockholders' equity, such as the change in unrealized appreciation (depreciation) of securities. SFAS 131 established new standards for reporting operating segments, products and services, geographic areas and major customers. Segments are defined consistent with the basis management used internally to assess performance and allocate resources.

     On March 4, 1998, the AICPA Accounting Standards Executive Committee issued Statement of Position No. 98-1 (SOP 98-1), "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." SOP 98-1 was issued to address diversity in practice regarding whether and under what conditions the costs of internal-use software should be capitalized. SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. In 1999, the Company adopted the new requirements of the SOP which did not have significant effect on net earnings during 1999.

     In June 1998 SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" was issued, to be effective for fiscal quarters and fiscal years beginning after June 15, 2000. The Company does not have any derivative instruments or hedging activities therefore, the Company believes that SFAS No. 133 will have no material impact on the Company's financial statements or notes thereto.

                The  Company's  accounting  policy prior to 1998 was to discount the reserves for direct claims for the time value of money. Effective January 1, 1998, the Company adopted its current policy which does not take into account the impact of discounting. The new policy is consistent with United States generally accepted accounting principles ("GAAP").

 p. Earnings Per Share: The Company's basic earnings per share calculations are based upon the weighted average number of shares of common stock outstanding during each period. Due to the net loss in 1998 and 1999, fully diluted earnings per share is the same as basic earnings per share.

2.       Corporate Reorganization and Acquisitions:

On August 12, 1997, the Company purchased the remaining minority interest in Superior Group Management for $61 million in cash. The excess of the acquisition price over the minority interest liability aggregated approximately $36,045 and was assigned to goodwill as the fair market value of assets and liabilities approximated their carrying value.

In July 1998, IGFH acquired all of the outstanding shares of common stock of NACU, a Henning, Minnesota based managing general agency which focuses exclusively on crop insurance. The acquisition price for NACU was $4,000 of which $3,000 was paid in cash and the remaining $1,000 payable July 1, 2001 without interest.

The acquisition of NACU was accounted for as a purchase and recorded as follows (in thousands):

   Assets acquired                                                    $21,035
   Liabilities assumed                                                 19,705
                                                                       ------
   Net assets acquired                                                  1,330
   Purchase price                                                       4,000
                                                                        -----
   Excess purchase price (goodwill)                                    $2,670
                                                                       ======

The Company's results from operations for the year ended December 31, 1998 include the results of NACU subsequent to July 8, 1998.

3.   Investments:

Investments are summarized as follows:

                                                      Cost or                                   Estimated
                                                    Amortized             Unrealized             Market
December 31, 1999 (in thousands)                        Cost               Gain Loss              Value

Fixed Maturities:
U.S.  Treasury  securities and obligations of U.S.
    government corporations and agencies               $63,857          $103       $(2,773)      $61,187
Foreign governments                                       ----         -----          ----          ----
Obligations of states and political subdivisions            42         -----            (4)           38
Corporate securities                                   113,272            14        (2,895)      110,391
                                                       -------            --        -------      -------
    TOTAL FIXED MATURITIES                             177,171           117        (5,672)      171,616
Equity securities                                       15,511           884        (2,840)       13,555
Short-term investments                                  32,634          ----          ----        32,634
Mortgage loans                                           1,990          ----          ----         1,990
Other invested assets                                      945     ---------     ---------           945
                                                           ---     ---------     ---------           ---

    TOTAL INVESTMENTS                                 $228,251        $1,001       $(8,512)     $220,740
                                                      ========        ======       ========     ========

                                                      Cost or                                   Estimated
                                                     Amortized            Unrealized             Market
December 31, 1998 (in thousands)                        Cost               Gain Loss              Value

Fixed Maturities:
U.S.  Treasury  securities and obligations of U.S.
    government corporations and agencies               $74,060        $2,193          $(174)    $76,079
Foreign governments                                       ----          ----           ----        ----
Obligations of states and political subdivisions         7,080             3           (115)      6,968
Corporate securities                                   113,137         1,766           (699)    114,204
                                                       -------         -----           -----    -------
    TOTAL FIXED MATURITIES                             194,277         3,962           (988)    197,251
                                                       -------         -----           -----    -------
Equity securities                                       13,691           755         (1,458)     12,988
Short-term investments                                  27,637          ----           ----      27,637
Mortgage loans                                           2,100          ----           ----       2,100
Other invested assets                                      890          ----           ----         890
                                                           ---          ----           ----         ---

    TOTAL INVESTMENTS                                 $238,595        $4,717        $(2,446)   $240,866
                                                      ========        ======        ========   ========

At December 31, 1999, 91.4% of the Company's fixed maturities were considered investment grade by The Standard & Poors Corporation or Moody's Investor Services, Inc. Securities with quality ratings Baa and above are considered investment grade securities. In addition, the Company's investments in fixed maturities did not contain any significant geographic or industry concentration of credit risk.

The amortized cost and estimated market value of fixed maturities at December 31, 1999, by contractual maturity, are shown in the table which follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty:


                                                                                     Estimated Market
                                                                   Amortized Cost          Value

(in thousands)
Maturity:
    Due in one year or less                                                  $4,276             $4,268
    Due after one year through five years                                    91,708             89,901
    Due after five years through ten years                                   40,779             38,566
    Due after ten years                                                      37,099             35,641
    Mortgage-backed securities                                                3,309              3,240
                                                                              -----              -----
TOTAL                                                                      $177,171           $171,616
                                                                           ========           ========

Gains and losses realized on sales of investments are as follows:


(in thousands)                                                       1999       1998           1997
                                                                     ----       ----           ----

Proceeds from sales                                              $206,208        $129,951      $227,604
Gross gains realized                                               $3,375         $10,901       $10,639
Gross losses realized                                             $(3,310)      $ (6,797)      $(1,246)

  Net investment income for the years ended December 31 are as follows (in thousands):


                                                                 1999            1998              1997
                                                                 ----            ----              ----

Fixed maturities                                                  $12,301     $11,931           $11,213
Equity securities                                                     401         596               340
Cash and short-term investments                                     1,475       1,346             1,544
Mortgage loans                                                        152         173               182
Other                                                               (173)          32              (40)
                                                                    -----          --              ----
Total investment income                                            14,156      14,078            13,239
Investment expenses                                                 (738)        (677)            (462)
                                                                    -----        -----            -----
Net investment income                                             $13,418     $13,401           $12,777
                                                                  =======     =======           =======

  Investments with a market value of $12,728 and $14,950 (amortized cost of $12,760 and $14,726) as of December 31, 1999 and 1998, respectively, were on deposit in the United States and Canada. The deposits are required by various insurance departments and others to support licensing requirements and certain reinsurance contracts, respectively.

4.   Deferred Policy Acquisition Costs:

Policy acquisition costs are capitalized and amortized over the life of the policies. Policy acquisition costs are those costs directly related to the issuance of insurance policies including commissions, premium taxes, and underwriting expenses net of reinsurance commission income on such policies. During 1999 the Company changed its method of calculating deferred policy acquisition costs by including investment income in the computation. Prior period calculations did not consider investment income. The effect of the change was to increase policy acquisition costs by approximately $4,071 in 1999. Policy acquisition costs both acquired and deferred, and the related amortization charged to income were as follows:


(in thousands)                                                   1999            1998           1997

                                                                 ----            ----           ----

Balance, beginning of year                                        $16,332     $11,849        $13,860
Costs deferred during year                                         43,714      56,041         17,345
Amortization during year                                         (46,126)     (51,558)       (19,356)
                                                                 --------     --------       --------
Balance, end of year                                              $13,920     $16,332        $11,849
                                                                  =======     =======        =======

5.   Property and Equipment:

Property and equipment at December 31 are summarized as follows (in thousands):


                                                                     Accumulated

                                                   1999 Cost     Depreciation      1999 Net     1998 Net
                                                   ---------     ------------      --------     --------

Land                                                      $260            $----          $260         $260
Buildings                                                7,412            1,232         6,180        6,348
Office furniture and equipment                           7,626            4,853         2,773        3,182
Automobiles                                                160               57           103           70
Computer equipment                                      20,889            8,238        12,651        9,490
                                                        ------            -----        ------        -----
Total                                                  $36,347          $14,380       $21,967      $19,350
                                                       =======          =======       =======      =======

Accumulated depreciation at December 31, 1998 was $9,719. Depreciation expense related to property and equipment for the years ended December 31, 1999, 1998 and 1997 were $4,887, $3,151 and $1,754, respectively.

6.   Intangible Assets:

Intangible assets at December 31 are as follows (in thousands):


                                                                     Accumulated

                                                   1999 Cost     Depreciation      1999 Net     1998 Net
                                                   ---------     ------------      --------     --------

Goodwill                                               $43,376           $4,641       $38,735      $39,851
Deferred debt costs                                      5,131              413         4,718        4,889
Other                                                    1,299              940           359        1,560
                                                         -----              ---           ---        -----
                                                       $49,806           $5,994       $43,812      $46,300
                                                       =======           ======       =======      =======

Accumulated amortization at December 31, 1998 was $3,697. Amortization expense related to intangible assets for the years ended December 31, 1999, 1998 and 1997 was $2,297, $2,379 and $1,197 respectively.

7.   Unpaid Losses and Loss Adjustment Expenses (in thousands):

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows:


                                                                               1999       1998        1997
                                                                               ----       ----        ----

Balance at January 1                                                       $207,432      $154,636    $128,306
Less reinsurance recoverables                                                67,885       108,206      33,113
                                                                             ------       -------      ------
    NET BALANCE AT JANUARY 1                                                139,547        46,430      95,193
                                                                            -------        ------      ------
Incurred related to:
Current year                                                                237,817       267,395     200,566
Prior years                                                                  38,816        11,732      10,937
                                                                             ------        ------      ------
    TOTAL INCURRED                                                          276,633       279,127     211,503
                                                                            -------       -------     -------
Paid related to:
Current year                                                                167,262       165,336     180,925
Prior years                                                                 117,293        61,677      79,341
                                                                            -------        ------      ------
    TOTAL PAID                                                              284,555       227,013     260,266
                                                                            -------       -------     -------
    NET BALANCE AT DECEMBER 31                                              131,625       139,547      46,430
Plus reinsurance recoverables                                                88,293        67,885     108,206
                                                                             ------        ------     -------
    BALANCE AT DECEMBER 31                                                 $219,918      $207,432    $154,636
                                                                           ========      ========    ========

Reserve  estimates  are  regularly  adjusted in  subsequent  reporting  periods, consistent with sound insurance reserving practices, as new facts and circumstances emerge which indicate a modification of the prior estimate is necessary. The adjustment, referred to as "reserve development," is inevitable given the complexities of the reserving process and is recorded in the statements  of  earnings  in the  period  the need for the  adjustments  becomes apparent. The foregoing reconciliation indicates that deficient reserve developments of $30,461, $12,996 and $10,967 in the December 31, 1999, 1998, and
1997 loss and loss adjustment expense reserves, respectively, emerged in the following year. The 1997 and 1998 deficient reserve development occurred primarily due to volatility in the historical trends for the nonstandard automobile business as a result of significant growth during 1996 and 1997. The deficient reserve development during 1999 resulted from a higher than expected frequency and severity on nonstandard automobile claims and from higher than expected losses on 1998 AgPI policies (see Note 17).

The anticipated effect of inflation is implicitly considered when estimating liabilities for losses and loss adjustment expenses. While anticipated price increases due to inflation are considered in estimating the ultimate claim costs, the increase in average severities of claims is caused by a number of factors that vary with the individual type of policy written. Future average severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, and general economic trends. Those anticipated trends are monitored based on actual development and are modified if necessary.

Liabilities for loss and loss adjustment expenses have been established when sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, a liability has been established to cover additional exposure on both known and unasserted claims. The effects of changes in settlement costs, inflation, growth and other factors have all been considered in establishing the current year reserve for unpaid losses and loss adjustment expenses.

8.   Notes Payable:

At December 31, 1999, IGF maintained a revolving bank line of credit in the amount of $15,000 (the "IGF Revolver"). At December 31, 1999 and 1998, the outstanding balance was $15,000 and $12,000 respectively. Interest on this line of credit was at the New York prime rate (8.50% at December 31, 1999) minus .75% adjusted daily. This line is collateralized by the crop-related uncollected premiums, reinsurance recoverable on paid losses, Federal Crop Insurance Corporation (FCIC) annual settlement, and a first lien on the real estate owned by IGF. The IGF Revolver contains certain covenants which (i) restricts IGF's ability to accumulate common stock; (ii) sets minimum standards for investments and policyholder surplus; and (iii) limits the ratio of net written premiums to surplus. At December 31, 1999, IGF was not in compliance with the minimum statutory surplus covenant. However, IGF has received a waiver from the bank for December 31, 1999.

The weighted average interest rate on the line of credit was 7.02%, 6.96%, and 8.75% during 1999, 1998 and 1997, respectively.

Notes payable at December 31, 1999 also includes a $1,000 note due 2001 on the purchase of NACU at no interest. The balance of notes payable at December 31, 1999 includes three smaller notes (less than $300 each) assumed in the acquisition of NACU due 2002-2006 with periodic payments at interest rates ranging from 7% to 9.09%.

9. Company-Obligated Mandatorily Redeemable Preferred Stock of Trust Subsidiary Holding

On August 12, 1997, SIG's wholly owned trust subsidiary issued $135 million in preferred securities ("Preferred Securities") at a rate of 9.5% paid semi-annually. The principal asset of the wholly owned trust subsidiary are Senior Subordinated Notes of SIG in the principal amount of $135 million with an interest rate and maturity date substantially identical to those of the Preferred Securities. The Preferred Securities were offered under Rule 144A of the SEC ("Preferred Securities Offering") and, pursuant to the Registration Rights Agreement executed at closing, SIG filed a Form S-4 Registration Statement with the SEC on September 16, 1997 to effect the Exchange Offer. The S-4 Registration Statement was declared effective on September 30, 1997 and the Exchange Offer successfully closed on October 31, 1997. The proceeds of the Preferred Securities Offering were used to repurchase the remaining minority interest in Superior Group Management for $61 million, repay the balance of the term debt of $44.9 million the balance, after expenses, of approximately $24 million was contributed to the nonstandard automobile insurers of which $10.5 million was contributed in 1997. Expenses of the issue aggregated $5.1 million and are amortized over the term of the Preferred Securities (30 years). In the third quarter of 1997, the Company wrote off the remaining unamortized costs of the term debt of approximately $1.1 million pre-tax or approximately $0.09 per share which was recorded as an extraordinary item.

The Preferred Securities represent company-obligated mandatorily redeemable securities of a subsidiary holding solely its parent debentures and have a term of 30 years with semi-annual interest payments commencing February 15, 1998. The Preferred Securities may be redeemed in whole or in part after 10 years. The Preferred Security obligations of approximately $13 million per year is funded from the Company's nonstandard automobile management company and dividend capacity from the crop operations. The nonstandard auto funds are the result of management and billing fees in excess of operating costs.

The Trust Indenture for the Preferred Securities contains certain restrictive covenants. These covenants are based upon SIG's consolidated coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) whereby if SIG's EBITDA falls below 2.5 times consolidated interest expense (including Preferred Security distributions) for the most recent four quarters the following restrictions become effective:

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

These restrictions currently apply as the SIG's consolidated coverage ratio was (4.89) in 1999, and will continue to apply until the SIG's Consolidated Coverage Ratio is in compliance with the terms of the Trust Indenture. SIG is in compliance with these additional restrictions and therefore, this does not represent a default by the Company on the Preferred Securities.

Assuming the Preferred Securities Offering took place at January 1, 1997, the proforma effect of this offering on the Company's consolidated statement of earnings from continuing operations for the year ended December 31, 1997 is as follows:

                                                               Unaudited
                                                            (In thousands)

Revenues                                                       $319,019
Net earnings from continuing operations                         $11,163
Net earnings  from  continuing  operations  per common            $1.99
    share (fully diluted)

The pro forma results are not necessarily indicative of what actually would have occurred if these transactions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results.

10.      Capital Stock

The Company's authorized share capital consists of:

(a)      First Preferred shares

An unlimited number of first preferred shares of which none are outstanding at December 31, 1999 (1998-nil)

(b)      Common Shares

An unlimited number of common shares of which 5,876,398 are outstanding as at December 31, 1999 (1998 - 5,876,398). During the year, pursuant to the exercise of warrants and options, the Company issued nil (1998 - 215,992) common shares for aggregate consideration in the amount nil (1998 - $1,533) of which $1,177 of the consideration was in the form of a loan. During 1998, the Company purchased 69,800 of its common shares for an aggregate consideration of $748.

11.            Income Taxes:

The Company and its subsidiaries have net operating loss carryovers of $66,152. Of that amount, $43,325 is attributable to SIG, $15,983 is attributable to Goran and its non U.S. subsidiaries, and $6,844 is attributable to SIGF a U.S. subsidiary which does not qualify for filing consolidated tax returns with SIG. These losses are usable only against future income in these respective operating units.

As of December 31, 1999, the Company has unused net operating loss carryovers available as follows (in thousands):

  Years ending not later than December 31:                     Goran &

                                                               -------
                                                               Canadian                        Total

                                                    SIG        Subsidiaries        SIGF
                                                    ---        ------------        ----

      2000                                           541           1,571                       2,112
      2001                                                         1,537                       1,537
      2002                                           126             865                         991
      2003                                                         1,120                       1,120
      2004                                                           511                         511
      2005                                                         1,659                       1,659
      2006                                                         1,113                       1,113
      2017                                                                        4,688        4,688
      2018                                                                        1,295        1,295
      2019                                        42,658              --            861       43,519
      Capital Losses                                  --           7,607             --        7,607
                                                      --           -----             --        -----
          TOTAL                                   43,325          15,983          6,844       66,152
                                                  ======          ======          =====       ======

SIG files a consolidated U.S. federal income tax return with its wholly-owned subsidiaries. Intercompany tax sharing agreements between SIG and its wholly-owned subsidiaries provide that income taxes will be allocated based upon separate return calculations in accordance with the Internal Revenue Code of 1986, as amended. Intercompany tax payments are remitted at such times as estimated taxes would be required to be made to the Internal Revenue Service ("IRS"). Refunds received from the IRS are distributed in a timely manner to the appropriate subsidiaries.

A reconciliation of the differences between federal tax computed by applying the federal statutory rate of 35% to income before income taxes and the income tax provision is as follows (in thousands):


                                                                              1999          1998        1997
                                                                              ----          ----        ----
Computed income taxes (benefit) at statutory rate                           $(25,509)     (2,953)    $13,266
Alternative minimum taxes                                                      1,203          55        ----
Dividends received deduction                                                     (92)       (130)        (78)
Goodwill and acquisition costs                                                   793         621         179
Other                                                                         (1,649)     (1,243)       (346)
Tax Exempt (Income) Loss                                                          88         689        (134)
Application of Operating Loss Carry Forward                                      (82)       ----      (1,291)
                                                                             (25,248)     (2,961)     11,596
Valuation allowance change                                                    23,859         923        ----
                                                                              ------         ---        ----
Income Tax Expense (Benefit)                                                 $(1,389)    $(2,038)    $11,596
                                                                             ========    ========    =======

The net deferred tax asset at December 31, 1999 and 1998 is comprised of the following (in thousands):


                                                                                      1999       1998


Deferred tax assets:
    Unpaid losses and loss adjustment expenses                                      $4,271      $3,548
    Unearned premiums and prepaid insurance                                          5,568       5,972
    Allowance for doubtful accounts                                                  1,022       1,118
    Unrealized losses on investments                                                 2,637        ----
    Net operating loss carryforwards                                                23,779       8,129
    Other                                                                              303       1,468
                                                                                       ---       -----
        DEFERRED TAX ASSET                                                         $37,580     $20,235
                                                                                   -------     -------
Deferred tax liabilities:
Deferred policy acquisition costs                                                  $(4,872)    $(5,716)
Unrealized gains on investments                                                       ----        (680)
Other                                                                                 (799)       (602)
                                                                                      -----       -----
        DEFERRED TAX LIABILITY                                                     $(5,671)    $(6,998)
                                                                                   --------    --------
                                                                                    31,909      13,237
        VALUATION ALLOWANCE                                                        $31,909      (8,090)
                                                                                   -------      -------
        NET DEFERRED TAX ASSET                                                       $----      $5,147
                                                                                    =====      ======

At December 31, 1999 the Company's net deferred tax assets are fully offset by a valuation allowance. The company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future.

12.   Leases:

The Company leases buildings, furniture, cars and equipment under operating leases. Operating leases generally include renewal options for periods ranging from two to seven years and require the Company to pay utilities, taxes, insurance and maintenance expenses.

The following is a schedule of future minimum lease payments under cancelable and non-cancelable operating leases for each of the five years succeeding December 31, 1999 and thereafter, excluding renewal options (in thousands):

Year Ending December 31:
2000                                                                  $4,316
2001                                                                   2,529
2002                                                                   2,270
2003                                                                   1,411
2004 and Thereafter                                                   $2,586

Rental expense charged to operations in 1999, 1998 and 1997 amounted to $3,607, $2,939 and $1,176, respectively, including amounts paid under short-term cancelable leases.

13.   Reinsurance:

The Company limits the maximum net loss that can arise from a large risk, or risks in concentrated areas of exposure, by reinsuring (ceding) certain levels of risks with other insurers or reinsurers, either on an automatic basis under general reinsurance contracts known as "treaties" or by negotiation on substantial individual risks. Such reinsurance includes quota share, excess of loss, stop-loss and other forms of reinsurance on essentially all property and casualty lines of insurance. In addition, the Company assumes reinsurance on certain risks. The Company remains contingently liable with respect to reinsurance, which would become an ultimate liability of the Company in the event that such reinsuring companies might be unable, at some later date, to meet their obligations under the reinsurance agreements.

On March 2, 1998, the Company announced that it had signed an agreement with Continental Casualty Company ("CNA") to assume its multi-peril and crop hail operations. CNA wrote approximately $80 million of multi-peril and crop hail insurance business in 1997. The Company reinsures a small portion of the Company's total crop book of business (approximately 22% MPCI and 15% crop hail) with CNA. Starting in the year 2000, assuming no event of change in control as defined in the agreement, the Company can purchase the reinsurance from CNA through a call provision or CNA can require the Company to buy the premiums reinsured with CNA. Regardless of the method of takeout of CNA, CNA must not compete in MPCI or crop hail for a period of time. There was no purchase price. The formula for the buyout in the year 2000 is based on a multiple of average pre-tax earnings that CNA received from reinsuring the Company's book of business.

Reinsurance activity for 1999, 1998 and 1997, which includes reinsurance with related parties, is summarized as follows (in thousands):


                         1999                               Gross          Ceded          Net
                         ----                               -----          -----          ---

Premiums Written                                         $473,687      $(217,188)    $256,499
Premiums Earned                                           495,019       (218,979)     276,040
Incurred losses and loss adjustment expenses              494,725       (218,092)     276,633
Commission expenses (income)                              $76,679       $(73,088)      $3,591

                         1998

Premiums Written                                          546,771       (184,665)     362,106
Premiums Earned                                           554,722       (212,545)     342,177
Incurred losses and loss adjustment expenses              519,711       (240,584)     279,127
Commission expenses (income)                               94,818        (80,272)      14,546

                         1997

Premiums Written                                          448,982       (167,086)     281,896
Premiums Earned                                           422,200       (145,660)     276,540
Incurred losses and loss adjustment expenses              312,583       (101,080)     211,503
Commission expenses (income)                               65,529        (77,279)     (11,750)

Amounts recoverable from reinsurers relating to unpaid losses and loss adjustment expenses were $88,293 and $67,885, as of December 31, 1999 and 1998, respectively. These amounts are reported as assets and are not netted against the liability for loss and loss adjustment expenses in the accompanying Consolidated Balance Sheets.

14.      Related Party Transactions

The 1989, the Company wrote off a loan of $5,135 owed by a subsidiary of Symons International Group Ltd. ("SIGL"). SIGL the majority shareholder of Goran, guaranteed this loan and pledged 1.2 million escrowed common shares of Goran (the "escrowed shares") as security for the loan. During 1994, SIGL entered into agreements with Goran whereby as consideration for the release of 766,600 of the escrowed shares, SIGL repaid $1,465 of the loan. During 1997, SIGL entered into an agreement with Goran whereby as consideration for release of 333,400 of the escrowed shares, SIGL repaid $1,444 of the loan, The balance due to Goran of $2,226 continues to be guaranteed by SIGL and is secured by the 100,000 remaining escrowed shares.

Included in investments and advances to related parties are $300 (1998 - $1,377) due from certain shareholders and directors which relate to the purchase of common shares of the company. Approximately $300 of the amounts due bear interest and are subject to principal repayment schedules. Other receivables at December 31, 1999, also includes $1,046 due from certain shareholders unrelated to stock purchases, the majority of which bear interest and are subject to principal repayment terms.

SIG paid $3,112,  $2,832 and $1,034 in 1999,  1998 and 1997,  respectively,  for consulting and other services relative to the conversion to the company's new non-standard automobile operating system. The Company has capitalized these costs as part of its new non-standard automobile operating system. Approximately 90% of these payments are for services provided by consultants and vendors unrelated to the Company. Stargate Solutions ("Stargate") manages the work of each unrelated consultants and vendors and, as compensation for such work, has retained approximately 10% of the payments referred to above in return for management services provided. During 1999, Stargate was owned beneficially by certain directors of the Company and a relative of those directors. Also included in consulting fees to related parties is $520 and $270 in 1999 and 1998 respectively, for payments to Onex, Inc., an officer of which is on SIG's Board of Directors, for employment related matters.

15.      Regulatory Matters:

Pafco and IGF, domiciled in Indiana, prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance (IDOI). Statutory requirements place limitations on the amount of funds which can be remitted to the Company from Pafco and IGF. The Indiana statute allows 10% of surplus as regard to policyholders or 100% of net income, whichever is greater, to be paid as dividends only from earned surplus. The Superior entities, domiciled in Florida, prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Florida Department of Insurance (FDOI). In the consent order approving the Acquisition of Superior, the FDOI (the "Acquisition Consent Order") has prohibited Superior from paying any dividends for four years without the prior written approval of the FDOI which prohibition was in effect through the 1999 calendar year. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

IGF received written approval through December 31, 1999 from the IDOI to reflect its business transacted with the FCIC as a 100% cession with any net underwriting results recognized in ceding commissions for statutory accounting purposes, which differs from prescribed statutory accounting practices. As of December 31, 1999, that permitted transaction had no effect on statutory surplus or net income. The underwriting profit results of the FCIC business, net of reinsurance of $18,206, $18,405 and $31,595, are netted with policy acquisition and general and administrative expenses for the years ended December 31, 1999, 1998 and 1997, respectively, in the accompanying Consolidated Statements of Earnings.

The NAIC is considering the adoption of a recommended statutory accounting standard for crop insurers, the impact of which is uncertain since several methodologies are currently being examined. Although the IDOI has permitted the Company to continue for its statutory financial statements through December 31, 1999 its practice of recording its MPCI business as 100% ceded to the FCIC with net underwriting results recognized in ceding commissions, the IDOI has indicated that in the future it will require the Company to adopt the MPCI accounting practices recommended by the NAIC or any similar practice adopted by the IDOI. Since such a standard would be adopted industry-wide for crop insurers, the Company would also be required to conform its future GAAP financial statements to reflect the new MPCI statutory accounting methodology and to restate all historical GAAP financial statements consistently with this methodology for comparability. The Company cannot predict what accounting methodology will eventually be implemented, but believe the Company will be required to adopt such methodology. The Company anticipates that any such new crop accounting methodology will not affect GAAP net earnings.

Net income (loss) of the U.S. insurance subsidiaries, as determined in accordance with statutory accounting practices (SAP), was $(20.5) million, $(21.5) million and $7.7 million, for 1999, 1998 and 1997, respectively. Consolidated statutory capital and surplus was approximately $50 million and $105 million at December 31, 1999 and 1998, respectively.

As of December 31, 1999, the risk-based capital of IGF was in excess of the company action level. Superior's risk-based capital ratio was at 199% or $151,000 below the company action level and Pafco's risk-based ratio was at 72% or $10.5 million below the company action level using the NAIC guidelines. To address IDOI concerns relating to Pafco, on February 17, 2000, Pafco agreed to an order under which the IDOI may monitor more closely the ongoing operations of Pafco. Among other matters, Pafco must:

o Refrain from doing any of the following without the IDOI's prior written consent: selling assets or business in force or transferring property, except in the ordinary course of business; disbursing funds, other than for specified purposes or for normal operating expenses and in the ordinary course of business (which does not include payments to affiliates, other than under written contracts previously approved by the IDOI, and does not include payments in excess of $10,000); lending funds; making investments, except in specified types of investments; incurring debt, except in the ordinary course of business and to unaffiliated parties; merging or consolidating with another company, or entering into new, or modifying existing, reinsurance contracts.

o Reduce its monthly auto premium writings, or obtain additional statutory capital or surplus, such that the year 2000 ratio of gross written premium to surplus and net written premium to surplus does not exceed 4.0 and 2.4, respectively; and provide the IDOI with regular reports demonstrating compliance with these monthly writings limitations. Further restrictions in premium writings would result in lower premium volume. Management fees payable to Superior Group are based on gross written premium therefore lower premium volume would result in reduced management fees paid by Pafco.

o                 Provide a summary of affiliate transactions to the IDOI.

o Continue to comply with prior IDOI agreements and orders to correct business practices, under which (as previously disclosed) Pafco must provide monthly financial statements to the IDOI, obtain prior IDOI approval of reinsurance arrangements and of affiliated party transactions, submit business plans to the IDOI that address levels of surplus and net premiums written, and consult with the IDOI on a monthly basis.

Pafco's inability or failure to comply with any of the above could result in the IDOI requiring further reductions in Pafco's permitted premium writings or in the IDOI instituting future proceedings against Pafco. No report has yet been issued by the IDOI on its previously disclosed target examination of Pafco, covering loss reserves, pricing and reinsurance.

Pafco has also agreed with the Iowa Department of Insurance (IADOI) to (i) limit its policy counts on automobile business in Iowa and (ii) provide the IADOI with policy count information on a monthly basis until June 30, 2000 and thereafter on a quarterly basis.

In addition Pafco has agreed to provide monthly financial information to other departments of insurance in states in which it writes business.

As previously disclosed, with regard to IGF and as a result of the losses experienced by IGF in the crop insurance operations, IGF has agreed with the IDOI to provide monthly financial statements and consult monthly with the IDOI, and to obtain prior approval for affiliated party transactions. IGF currently is in compliance with its agreement to provide monthly financial statements to IDOI; however, IGF is working with the IDOI to provide this information on a timely basis.

IGF has agreed with the IADOI that it will not write any nonstandard business, other than that which it is currently writing until such time as IGF has: (i) increased surplus; (ii) a net written premium to surplus ratios less than three to one; and (iii) surplus reasonable to its risk.

The FDOI has initiated examinations covering Superior. The scope of these examinations has covered or will cover market conduct, data processing systems, Year 2000 readiness and financial examinations as of June 30, 1999 and December 31, 1999. Although no report has been issued or other action taken by the FDOI, Superior expects to maintain ongoing discussions with the FDOI to address these and other issues, including reserve levels and financial review and reporting.

The Company's operating subsidiaries, their business operations, and their transactions with affiliates, including the Company, are subject to regulation and oversight by the IDOI, the FDOI, and the insurance regulators of other states in which the subsidiaries write business. The Company is a holding company and all of its operations are conducted by its subsidiaries. Regulation and oversight of insurance companies and their transactions with affiliates is conducted by state insurance regulators primarily for the protection of policyholders and not for the protection of other creditors or of shareholders. Failure to resolve issues with the IDOI and the FDOI in a manner satisfactory to the Company could result in future regulatory actions or proceedings that materially and adversely affect the Company.

In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The NAIC is now considering amendments to the Codification guidance that would also be effective upon implementation. The NAIC has recommended an effective date of July 1, 2001. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas.

It is not known whether the IDOI or the FDOI will adopt the Codification, and whether the Departments will make any changes to the guidance. The Company has not estimated the potential effect of the Codification guidance if adopted by the departments of insurance. However, the actual effect of adoption could differ as changes are made to the Codification guidance, prior to its recommended effective date of July 1, 2001.

16.      Commitments and Contingencies:

On February 23, 2000, a complaint for a class action alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 was filed against the Company, SIG, certain officers, and certain directors in the United States District Court for the Southern District of Indiana. The complaint alleges, among other things, that the defendants rendered false and misleading statements and/or omissions concerning financial condition and business prospects of the Company, as well as the financial benefits that would inure to the Company and its shareholders. The Company intends to vigorously defend the claims brought against it.

The California Department of Insurance (CDOI) has advised the Company that it is reviewing a possible assessment which could total $3 million. This possible assessment relates to the charging of brokers fees charged to policyholders by independent agents who placed business with Superior. The CDOI has indicated that such broker fees charged by the independent agent to the policyholder were improper and has requested reimbursement to the policyholders by Superior. The Company did not receive any of these broker fees. As the ultimate outcome of this potential assessment is not deemed probable, the Company has not accrued any amount in its consolidated financial statements. Although the assessment has not been formally made by the CDOI at this time, the Company will vigorously defend any potential assessment and believes it will prevail.

         In 1998, IGF sold a total of 157 policies for agricultural business interruption insurance called AgPI that were intended to protect businesses that depend upon a steady flow of crop (or crops) to stay in business. This product was sold to a variety of businesses involved in agribusiness, including farmers, as well as grain elevator operators, produce shippers, custom harvesters, cotton gins, agriculture chemical dealers and other processing businesses whose income is heavily dependent on a stable supply of raw product (i.e., cotton), or whose product sales are negatively affected if crop yields fall (i.e., chemical dealers). Most of the policies were sold to California policyholders. The policy form required that the county in which crops reside must suffer a minimum level of crop loss before a loss recovery by a policyholder is possible. After the county loss test was met, then the policyholder must demonstrate an insurable economic loss on an individual basis under the policy.

The Company recognized approximately $7.6 million in written premium in 1998, of which $6 million was earned in 1998 and $1.6 million earned in the first quarter of 1999. Adverse weather conditions and resultant crop damage in parts of the country where the policies were sold, led the Company to begin establishing reserves for its possible exposure. However, the lack of National Agricultural Statistical Service ("NASS") and policyholder loss data adversely affected the Company's ability to establish the amount of their exposure. At December 31, 1998, the Company set its reserves at an amount equal to 100% of the earned premium. County loss data, as well as policyholder loss data, gradually became known starting in late April 1999. As of May 28, 1999, the Company recognized that it was experiencing unexpected adverse loss development on these policies and increased its incurred losses related to 1998 policies to $15 million. When the Company published second quarter results, NASS data was complete, and the Company had received policyholder data on nearly all policies to determine its exposure. The Company's estimated gross ultimate incurred loss and loss adjustment expense ("LAE") related to these policies was $25 million (gross loss before reinsurance recoveries). As the Company continued to investigate and reevaluate these claims, it increased its estimated ultimate gross incurred loss and loss adjustment expense related to these policies to $34.5 million.

IGF is a party to a number of pending legal proceedings relating to AgPI. IGF remains a defendant in six lawsuits pending in California state court (King and Fresno counties) having settled four other suits including two declaratory judgment actions that were brought by IGF in Federal District Court in California. In addition, IGF has settled 13 arbitration proceedings involving policyholders of AgPI and has no outstanding arbitrations relating to this product. The first of these proceedings was commenced in July 1999. All discovery in the remaining proceedings has been stayed pending a June 2000 hearing on IGF's appeal of an order denying a dismissal of the cases and a remanding of these disputes to arbitration as called for in the policy provisions. The policyholders involved in the open proceedings have asserted that IGF is liable to them for the face amount of their policies, an aggregate of approximately $14.7 million, plus an unspecified amount of punitive damages and attorney's fees. As of December 31, 1999, IGF had paid an aggregate of approximately $7 million to the policyholders involved in these legal proceedings. The Company increased its reserves by $9.5 million in the fourth quarter of 1999 and reserved a total of $34.5 million in 1999 of which $22.3 million was paid through December 31, 1999.

Less than $0.1 million of 1999 gross written AgPI premiums have been written and assumed by the Company in 1999; in addition the policy language was revised materially. Based on the information presently available, the Company believes that it has recognized, through loss and LAE payments and reserves, its ultimate loss exposure related to the AgPI product. The Company feels its financial reserves for the lawsuits and arbitrations are sufficient to cover the resulting liability, if any, that may arise from these matters. However, there can be no assurance that the Company's ultimate liability for AgPI related claims will not be materially greater than the $34.5 million in gross losses already recorded in the consolidated financial statements related to this product and will not have a material adverse effect on the Company's results of operations or financial condition. Of the $34.5 million AgPI losses reserved approximately $21 million has been paid to date.

During the first quarter of 1999, the Company entered into reinsurance arrangements covering a portion of the AgPI business. Under those arrangements, during the first quarter the Company recorded $4.7 million of ceded gross premium and a $9.4 million reinsurance recovery, deferring the resulting net gain of $4.7 million. The $4.7 million deferred gain was recognized as income in the second quarter. The Company subsequently negotiated a change to the reinsurance in the fourth quarter which resulted in approximately $4.2 million additional gain being recorded as of December 31, 1999. The Company is not entitled to any further recoveries under these reinsurance arrangements.

The Company is a joint and several guarantor in a $7.25 million debt collateralized by operating assets held in an entity in which the company is a 50% owner. The estimated fair market value of the assets approximates the debt.

At December 31, 1998, the Company provided an allowance of $3.2 million associated with discrepancies identified in connection with the processing of premiums from the assumption of the CNA business and the related premiums receivable balance. In 1999, the Company resolved the discrepancy and reduced the allowance to $0.

Two assertions have been made in Florida alleging that service charges or finance charges are in violation of Florida law. The plaintiffs are attempting to obtain class certification in these actions. The Company believes that it has substantially complied with the premium financing statute and intends to vigorously defend any potential loss.

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

17.      Supplemental Cash Flow Information:

Cash paid for interest and income taxes are summarized as follows:

      (in thousands)                                                           1999       1998         1997
                                                                               ----       ----         ----

      Cash paid for interest                                                   $515       $260       $3,467
      Cash  paid/(received)  for federal income taxes,  net of refunds    $(17,910)     $5,351      $11,670
      refunds


18.      Disclosures About Fair Values of Financial Instruments:

The following discussion outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values and, accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

a) Fixed Maturity, Equity Securities, and Other Investments: Fair values for fixed maturity and equity securities are based on quoted market prices.

b) Short-term Investments, and Cash and Cash Equivalents: The carrying value for assets classified as short-term investments, and cash and cash equivalents in the accompanying Consolidated Balance Sheets approximates their fair value.

c) Short-term Debt: The carrying value for short-term debt approximates fair value.

d) Preferred Securities: The December 31, 1999 estimated market value of the Preferred Securities was $40,500 based on quoted market prices.

19.      Segment Information:

The Company has two reportable segments based on products: nonstandard automobile insurance and crop insurance. The nonstandard automobile segment offers personal nonstandard automobile insurance coverages through a network of independent general agencies. The crop segment writes MPCI and crop hail insurance through independent agencies with its primary concentration in the Midwest. The accounting policies of the segments are the same as those described in "Nature of Operations and Significant Accounting Policies." There are no significant intersegment transactions. The Company evaluates performance and allocates resources to the segments based on profit or loss from operations before income taxes.

The following is a summary of the Company's segment data and a reconciliation of the segment data to the Consolidated Financial Statements. The "Corporate and Other" includes operations not directly related to the reportable business segments and unallocated corporate items (i.e., corporate investment income, interest expense on corporate debt and unallocated overhead expenses). Segment assets are those assets in the Company's operations in each segment. "Corporate and Other" assets are principally cash, short-term investments, related-party assets, intangible assets, and property and equipment.


                                            Nonstandard                   Segment     Corporate     Consolidated
                                            ------------                  --------    ----------    ------------
                                                Auto          Crop         Totals       & Other        Totals
                                                ----          ----         ------       -------        ------
(in thousands)
Year Ended December 31, 1999

Premiums earned                                  $249,094    $14,240     $263,334       $12,706       $276,040
Fee income                                         15,185        456       15,641           150         15,791
Net investment income                              12,339        293       12,632           786         13,418
Net realized capital gain (loss)                    (281)         21         (260)          325             65
                                                    -----         --         -----          ---             --
Total Revenue                                     276,337     15,010      291,347        13,967        305,314
                                                  -------     ------      -------        ------        -------

Loss and loss adjustment expenses                 230,973     34,225      265,198        11,435        276,633
Operating expenses                                 91,859        215       92,074         5,876         97,950
Amortization of intangibles                            --        493          493         2,194          2,687
Interest expense                                       --        620          620            --            620
                                                       --        ---          ---            --            ---
Total expenses                                    322,832     35,553      358,385        19,505        377,890
                                                  -------     ------      -------        ------        -------

Loss  before   income   taxes,   minority
    interest and other items
                                                $(46,495)   $(20,543)    $(67,038)      $(5,538)      $(72,576)
                                                =========   =========    =========      ========      =========

Segment assets                                   $229,640   $145,622     $375,262      $136,849       $512,111
                                                 ========   ========     ========      ========       ========

Year Ended December 31, 1998

Premiums earned                                  $264,022    $60,901     $324,923       $17,254       $342,177
Fee income                                         16,431      3,772       20,203            --         20,203
Net investment income                              11,958        275       12,233         1,168         13,401
Net realized capital gain (loss)                    4,124        217        4,341          (237)         4,104
                                                    -----        ---        -----          -----         -----
Total revenue                                    $296,535     65,165      361,700        18,185        379,885
                                                 --------     ------      -------        ------        -------

Loss   and   loss   adjustment   expenses
(recovery)                                        217,916     52,550      270,466         8,661        279,127
Operating Expenses                                 73,346     21,906       95,252         8,674        103,926
Amortization of intangibles                            --        339          339         2,040          2,379
Interest expense                                       --        163          163            --            163
                                                       --        ---          ---            --            ---
Total expenses                                    291,262     74,958      366,220        19,375        385,595
                                                  -------     ------      -------        ------        -------

Earnings   (loss)  before  income  taxes,
    minority  interest and other items
                                                   $5,273    $(9,793)     $(4,520)      $(1,190)       $(5,710)
                                                   ======    ========     ========      ========       ========

Segment assets                                   $376,831   $143,434     $520,265       $50,939       $571,204
                                                 ========   ========     ========       =======       ========

Year Ended December 31, 1997

Premiums earned                                  $251,020    $20,794     $271,814         4,726       $276,540
Fee income                                         15,515      2,276       17,791            30         17,821
Net investment income                              10,969        191       11,160         1,617         12,777
Net realized capital gain (loss)                    9,462        (18)       9,444           (51)         9,393
                                                    -----        ----       -----           ----         -----
Total revenue                                    $286,966    $23,243     $310,209        $6,322       $316,531
                                                 --------    -------     --------        ------       --------

Loss   and   loss   adjustment   expenses
(recovery)                                        195,900     16,550      212,450          (947)       211,503
Operating Expenses                                 72,463    (14,404)      58,059         5,285         63,344
Amortization of intangibles                            --          2            2         1,195          1,197
Interest expense                                       --        233          233         2,854          3,087
                                                       --        ---          ---         -----          -----
Total expenses                                    268,363      2,381      270,744         8,387        279,131
                                                  -------      -----      -------         -----        -------

Earnings   (loss)  before  income  taxes,
    minority  interest and  other items
                                                  $18,603    $20,862      $39,465       $(2,065)       $37,400
                                                  =======    =======      =======       ========       =======
Segment assets                                   $363,864   $119,660     $483,524       $80,947       $564,471
                                                 ========   ========     ========       =======       ========


20.    Stock Option Plans:

Information regarding the Goran Stock Option Plan is summarized below (in Canadian dollars):


                                                        1999                       1998                      1997
                                                      Weighted                   Weighted                  Weighted
                                                       Average                    Average                   Average
                                                      Exercise                   Exercise                  Exercise
                                          Shares        Price        Shares        Price       Shares        Price
                                          ------        -----        ------        -----       ------        -----

Outstanding  at the  beginning of the       695,572       $29.92       546,856       $17.86      526,899        $8.76
 year

Granted                                          --           --       363,970       $36.57      188,355       $29.57
Exercised                                        --           --     (215,254)       $10.53    (166,831)        $2.26
Forfeited/Surrendered                      (34,864)       $14.69            --           --      (1,567)       $25.45
                                           --------       ------            --           --      -------       ------
Outstanding at the end of the year          660,708       $14.17       695,572       $29.92      546,856       $17.86
                                            =======       ======       =======       ======      =======       ======
Options exercisable at year end             619,035           --       569,126           --      349,141           --
Available for future grant                  251,865           --       175,428           --       40,062           --

On November 1, 1996, SIG adopted the Symons International Group, Inc. 1996 Stock Option Plan (the "SIG Stock Option Plan"). The SIG Stock Option Plan provides SIG the authority to grant nonqualified stock options and incentive stock options to officers and key employees of SIG and its subsidiaries and nonqualified stock options to nonemployee directors of SIG and Goran. Options have been granted at an exercise price equal to the fair market value of the SIG's stock at date of grant. All of the outstanding stock options vest and become exercisable in three equal installments on the first, second and third anniversaries of the date of grant. On October 14, 1998, all SIG options were repriced to $6.3125 per share. In November 1999, certain officers and non employee directors of SIG surrendered a total of 1,153,600 stock options.

Information regarding the SIG Stock Option Plan is summarized below:


                                                        1999                       1998                      1997
                                                      Weighted                   Weighted                  Weighted
                                                       Average                    Average                   Average
                                                      Exercise                   Exercise                  Exercise
                                          Shares        Price        Shares        Price       Shares        Price
                                          ------        -----        ------        -----       ------        -----

Outstanding  at the  beginning of the     1,457,833      $6.3125     1,000,000      $6.3125      830,000       $12.50
 year

Granted                                          --      $6.3125       478,000       6.3125      185,267        15.35
Exercised                                   (1,667)      $6.3125       (4,332)       6.3125      (1,667)        12.50
Forfeited/Surrendered                   (1,243,133)      $6.3125      (15,835)       6.3125     (13,600)        12.50
                                        -----------      -------      --------       ------     --------        -----
Outstanding at the end of the year          213,033      $6.3125     1,457,833      $6.3125    1,000,000       $13.03
                                            =======      =======     =========      =======    =========       ======
Options exercisable at year end             120,366      $6.3125       760,289      $6.3125      521,578       $12.50
Available for future grant                1,286,967                     42,167                        --


The weighted average remaining life of the SIG options as of December 31, 1999 is 7.9 years.

The Board of Directors of Superior Group Management adopted the GGS Management Holdings, Inc. Stock Option Plan (the "Superior Group Management Stock Option
Plan"), effective April 30, 1996. The Superior Group Management Stock Option Plan authorizes the granting of nonqualified and incentive stock options to such officers and other key employees as may be designated by the Board of Directors of Superior Group Management. Options granted under the Superior Group Management Stock Option Plan have a term of ten years and vest at a rate of 20% per year for the five years after the date of the grant. The exercise price of any options granted under the Superior Group Management Stock Option Plan is subject to the following formula: 50% of each grant of options having an exercise price determined by the Board of Directors of Superior Group Management at its discretion, with the remaining 50% of each grant of options subject to a compound annual increase in the exercise price of 10%, with a limitation on the exercise price escalation as such options vest.

Information regarding the Superior Group Management Stock Option Plan is summarized below:


                                                      1999                       1998                      1997
                                                    Weighted                   Weighted                  Weighted
                                                     Average                   Average                    Average
                                                    Exercise                   Exercise                  Exercise
                                         Shares       Price      Shares(1)      Price       Shares(1)      Price
                                         ------       -----      ---------      -----       ---------      -----

Outstanding  at the  beginning of the
 year                                      94,732       $51.75       95,282        $51.75       27,777       $51.75
Granted                                        --           --           --            --       68,855           --
Forfeited                                 (2,500)       $51.75        (550)         51.75      (1,350)        51.75
                                          -------       ------        -----         -----      -------        -----
Outstanding at the end of the year         92,232       $51.75       94,732        $51.75       95,282       $51.75
                                           ======       ======       ======        ======       ======       ======
Options exercisable at year end            42,448                    24,601                      5,555
Available for future grant                 18,879                    16,379                     15,829


(1) Prior years outstanding share options have been restated to properly reflect outstanding options as at those respective dates.


                                                                         Options                        Options
                                                                       Outstanding                    Exercisable
                                                        Weighted         weighted                       Weighted
                                                        Average          Average                        Average
                                        Number      Remaining Life    Exercise Price     Number      Exercise Price
                                                              -----            -----                          -----
Range of Exercise Prices             Outstanding       (in years)                      Exercisable
------------------------             -----------       ----------                      -----------

$44.17 - $53.45                             64,561               6.8          $46.13         39,668          $47.35
$58.79-$71.14                               27,671               6.8           64.87          2,777          $58.79
                                            ------               ---           -----          -----          ------
                                            92,232                                           42,445
                                            ======                                           ======

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


                                                  1999        1999         1998       1998        1997        1997
                                                   As         Pro-          As        Pro-         As         Pro-
                                                Reported      Forma      Reported     Forma     Reported     Forma
Earnings (loss) from continuing operations      $(62,373)     (65,969)    $(9,139)  $(12,109)     $15,763     $13,592
Basic EPS from continuing operations             $(10.61)     $(11.23)     $(1.56)    $(2.07)       $2.82       $2.43
Fully diluted EPS continuing operations          $(10.61)     $(11.23)     $(1.56)    $(2.07)       $2.68       $2.31
Net earnings (loss)                              (62,373)    $(65,969)   $(12,076)  $(15,046)     $12,218     $10,047
Basic EPS                                        $(10.61)     $(11.23)     $(2.07)    $(2.58)       $2.19       $1.80
Fully diluted EPS                                $(10.61)     $(11.23)     $(2.07)    $(2.58)       $2.08       $1.71

The fair value of each option grant used for purposes of estimating the pro-forma amounts summarized above is estimated on the grant date using the Black-Scholes option-pricing model with the weighted average assumptions for 1998, 1997 and 1996 shown on the following table:


                                                  SIG        Goran        SIG         SIG
                                                  1998        1998        1997        1997
                                                 Grants      Grants      Grants      Grants
Risk-free interest rates                            5.53%       5.40%       6.03%       6.40%
Dividend yields                                       ---         ---         ---         ---
Volatility factors                                   0.41        0.41        0.40        0.39
Weighted average expected life                  2.5 years   3.2 years   2.0 years   3.3 years
Weighted average fair value per share               $7.20       $5.73       $5.28       $5.54

The Goran stock options are granted and denominated in Canadian dollars. The pro-forma stock based compensation for these options are translated at the average rate for the year. The weighted average fair value per share is translated at the year end rate.

21.   Quarterly Financial Information (unaudited):

Quarterly financial information is as follows:

(in thousands)                                                    First      Second       Third       Fourth           Total
                                                                  -----      ------       -----       ------           -----
                           1999

Gross written premiums                                         $152,022    $173,870     $67,685      $80,110        $473,687
Net premiums written                                             67,271      79,150      55,228       54,850         256,499
Net premiums earned                                              67,124      76,527      68,164       64,225         276,040
Total revenues                                                   73,774      83,553      74,272       73,715         305,314
Net earnings (loss)                                                $123    $(5,882)   $(13,907)    $(42,707)       $(62,373)
Net earnings (loss) per share - basic                              $.02     $(1.00)     $(2.37)      $(7.26)        $(10.61)
Net earnings (loss) per share - fully diluted                      $.02     $(1.00)     $(2.37)      $(7.26)        $(10.61)

                           1998

Gross premiums written                                         $177,196    $170,505     $95,887     $103,183        $546,771
Net premiums written                                             98,361     109,729      72,469       81,547         362,106
Net premiums earned                                              71,885      99,618      94,168       76,506         342,177
Total revenues                                                   82,149     109,085     102,407       86,244         379,885
Net earnings                                                     $3,517      $4,775  $( 10,233)    $(10,135)       $(12,076)
Net earnings (loss) per share - basic                             $0.61       $0.82     $(1.76)      $(5.23)         $(2.07)
Net earnings (loss) per share - fully diluted                     $0.59       $0.78     $(1.76)      $(5.19)         $(2.07)


In the fourth quarter of 1999, the Company provided for a valuation allowance on its net deferred tax assets of $23.1 million.

In the fourth quarter of 1999, the Company provided for additional AgPI loss reserves of $5.3 million, net of reinsurance.

During the fourth quarters of 1999 and 1998, the Company  increased  reserves on
its   nonstandard   automobile   business  by  $6.9  million  and  $3.0  million
respectively for both current and prior accident years.

In the fourth quarter of 1998, the Company provided a $3.2 million reserve for potential processing errors in the crop business assumed from CNA. The Company also increased its reserves on AgPI exposures by approximately $1.8 million. As is customary in the crop insurance industry, insurance company participants in the FCIC program receive more precise financial results from the FCIC in the fourth quarter based upon business written on spring-planted crops. On the basis of FCIC-supplied financial results, IGF recorded, in the fourth quarter, an additional underwriting gain (loss), net of reinsurance, on its FCIC business of $791, $(3,506) and $6,979 during 1999, 1998 and 1997, respectively.

22. Reconciliation Of Canadian And United States Generally Accepted Accounting Principles ("GAAP") And Additional Information

The consolidated financial statements are prepared in accordance with U.S. GAAP Material differences between Canadian and U.S. GAAP are described below.


(a)      Earnings per share

Earnings per share, as determined in accordance with Canadian GAAP are set out below.

The following average number of shares were used for the compilation of basic and fully diluted earnings per share:


                                                                       1999             1998            1997

Basic                                                             5,876,398        5,841,329       5,590,576
Fully Diluted                                                     5,876,398        5,841,329       5,886,211
Earnings per share,  as determined in accordance with U.S. GAAP, are as follows:
Basic earnings per share from continuing operations               $(10.61)         $(1.56)         $2.82
Fully diluted earnings per share from continuing operations       $(10.61)         $(1.56)         $2.68
Basic earnings per share                                          $(10.61)         $(2.07)         $2.19
Fully diluted earnings per share                                  $(10.61)         $(2.07)         $2.08

(b)      Receivables from sale of capital stock

The SEC Staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock should be presented as deductions from shareholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP shareholders' equity has been reduced by $300 and $1,377 at December 31, 1999 and December 31, 1998, respectively to reflect the loans due from certain shareholders which relate to the purchase of common shares of the Company.

(c)      Unrealized gain (loss) on investments

U.S. GAAP requires that unrealized gains and losses on investment portfolios be included as a component in determining shareholders' equity. In addition, SFAS No. 115 permits prospective recognition of unrealized gains (losses) on investment portfolio for year-ends commencing after December 15, 1993. As a result, shareholders' equity was increased by $(4,874) and by $1,176, which is net of deferred tax of $2,637 and $679 and related minority interest of $416 and $658, as at December 31, 1999 and 1998, respectively.

(d)      Changes in shareholders's equity

A reconciliation of shareholders' equity from US GAAP to Canadian GAAP is as follows:


                                                                      1999             1998           1997
Shareholders equity in accordance with U.S. GAAP                       $(18,061)         $49,524       $61,462
Add (deduct) effect of difference in account for:
    Receivables from sale of capital stock (see note (f))                    300           1,377           346
    Unrealized gain on investments (see note (g))                          4,874         (1,176)       (1,336)
                                                                           -----         -------       -------
Shareholder's equity in accordance with Canadian GAAP                  $(12,887)         $49,725       $60,472
                                                                       =========         =======       =======


23.  Subsequent Events

On March 23, 2000, the FDOI notified SIG that Superior is required to not exceed a written premiums to surplus ratio of 4 to 1 as computed on an annualized basis and to file on a monthly basis a schedule that verifies its compliance with the net writing limitation of 4 to 1.

On February 29, 2000, SIG contributed $2.0 million in capital to Pafco.

24.   Management's Plans

The Company reported net losses of $62.4 million and $12.1 million for the years 1999 and 1998 respectively. While the stockholders equity at December 31, 1999 is a deficit of approximately $18.1 million, SIG has a thirty year mandatorily redeemable preferred stock outstanding of $135 million at an interest rate of 9.5%. This Trust Preferred is not due for redemption until 2027. The insurance subsidiaries have statutory surplus of approximately $57 million upon which the Company conducts its insurance operations. The management has initiated substantial changes in operational procedures and business in an effort to return the Company to profitable levels and to improve its financial condition. The nonstandard auto insurance segment hired a new President, a new Chief Information Officer, and pricing and claims management since the year end. The Company has and is continuing to raise its rates in a market environment where increasing rates and withdrawal from the market by other companies shows positive trends for an improving profitability of the nonstandard auto division. The crop insurance company has experienced a substantial increase in gross sales in its major product lines and strong demand for its new innovative products.

Management believes that despite the recent losses and the deterioration in stockholders equity and statutory surplus, it has developed a business plan that if successfully implemented, can substantially improve operating results and its financial condition.

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

The Company maintains systems of internal controls which are designed to provide reasonable assurance that accounting records are reliable and to safe-guard the Company's assets. The independent accounting firm of Schwartz Levitsky Feldman LLP has audited and reported on the Company's consolidated financial statements. Their opinion is based upon audits conducted by them in accordance with generally accepted auditing standards to obtain assurance that the consolidated financial statements are free of material misstatements.

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

/s/ Alan G. Symons
Chief Executive Officer

April 14, 2000

Board of Directors And Stockholders of Goran Capital Inc.
REPORT OF INDEPENDENT AUDITOR"S

We have audited the accompanying consolidated balance sheets of Goran Capital Inc. (incorporated in Canada) as of December 31, 1999 and 1998, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for each of the years ended December 31, 1999, 1998 and 1997. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Symons International Group, Inc., a 68% owned subsidiary, which statements reflect total assets of $499,811 as of December 31, 1999, and total revenues of $291,207 for the year then ended. Those 1999 statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Symons International Group, Inc., is based solely on the report of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform our audits to obtain reasonable assuranco about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goran Capital Inc. as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years ended, December 31, 1999 and 1998 and 1997 in conformity with general accepted accounting principles in the United States of America.

Since the accompanying consolidated financial statements have been prepared and audited in accordance with generally accepted accounting principles and auditing standards in the United States of America, they may not satisfy the reporting requirements of Canadian statutes and regulations. Significant differences between the accounting principles applied in the accompanying consolidated financial statements and those under Canadian generally accepted accounting principles are quantified and explained in note 22 to the consolidated financial statements.


/s/ Schwartz Levitsky Feldman, LLP
Chartered Accountants

Toronto, Ontario, Canada M6A 2X1 March 14, 2000, except for Note 23, which is as of March 23, 2000

Stockholder Information

Registrar and Transfer Agent
CIBC Mellon Trust Company
Toronto, Ontario

Independent Public Accountants
Schwartz Levitsky Feldman LLP
Toronto, Ontario

Annual Meeting of Stockholders May 30, 2000 10:00 a.m.

Location to be announced

Annual Report on Form 10-K

A copy of the Annual Report on Form 10-K for Goran Capital Inc. for the year ended December 31, 1999, filed with the Securities and Exchange Commission, may be obtained, without charge, upon request to the individual and address noted under Shareholder Inquiries.

Market and Dividend Information

The Company's common shares began trading on the Toronto Stock Exchange under the symbol "GNC" in 1986. The Company's common shares began trading on The NASDAQ National Market under the symbol "GNCNF" on November 8, 1994.

As of December 31, 1999 there were approximately 100 Common shareholders of record, including many brokers holding shares for the individual clients. The number of individual shareholders on the same date is estimated at 1,000.

The number of common shares outstanding on December 31, 1999 totaled 5,876,398. Information relating to the common shares is available through The NASDAQ National Market system and the Toronto Stock Exchange. The following table sets forth the high and low closing sale prices for the common shares for each quarter of 1999, 1998 and 1997.


                                                        TORONTO STOCK EXCHANGE


                                                            1999                 1998                1997

                                                       High       Low       High      Low       High      Low

Quarter Ended

March 31                                              $12.37     $7.73     $31.93    $25.84    $29.15    $18.98

June 30                                                $9.75     $7.06     $29.61    $23.89    $26.05    $19.31

September 30                                          $12.78     $7.40     $28.10    $20.38    $39.35    $24.27

December 30                                            $8.74     $1.95     $21.40    $8.04     $39.32    $27.75



                                                                          NASDAQ

                                                            1999                 1998                1997

                                                       High       Low       High      Low       High      Low

Quarter Ended

March 31                                              $10.73     $8.38     $31.50    $25.25    $29.25    $18.75

June 30                                               $10.19     $7.31     $30.50    $23.50    $26.25    $19.75

September 30                                          $13.25     $7.75     $28.50    $19.75    $40.00    $24.50

December 30                                            $8.38     $2.00     $21.06    $8.00     $39.50    $27.75


On March 22, 2000, SIG received notice from Nasdaq - Amex that the Listing Qualifications Panel has determined that SIG was not in compliance with certain listing qualifications. On or before June 30, 2000, SIG must make a filing with the SEC and Nasdaq - Amex evidencing complete compliance with the required qualifications including net tangible assets excluding Preferred Securities, of at least $15,000,000, market value of public float of at least $5,000,000 for a period of ten consecutive days immediately thereafter, and a minimum $1.00 per share bid price requirement. In the event that SIG fails to comply with any of the terms of these requirements, SIG securities will be delisted from The Nasdaq National Market. There can be no assurance that SIG will be able to comply with such requirements. In that event, SIG expects that its common stock may then be traded on the OTC Bulletin Board. The Company intends to appeal the decision of the Listing Qualifications Panel.

The Company was scheduled to appear before the Nasdaq-Amex Listing Qualifications Panel on April 6, 2000. Nasdaq advised the Company that it no longer met the minimum $15 million market value of public float and $5.00 bid price requirements pursuant to certain Nasdaq listing requirements. On April 4, 2000, the Company received a communication from Nasdaq that it was recommending to the Listing Qualifications Panel that Goran be granted a similar period to correct its listing deficiencies, as had previously been granted to the Company's 68% owned subsidiary, SIG. To date, the Company has not received any further communication from Nasdaq regarding this issue and therefore cannot evaluate its ability to comply with any current or future listing requirements that may be established by Nasdaq. Should Goran's common shares be delisted from the Nasdaq National Market, the Company expects that its shares may then be traded on the OTC Bulletin Board. Regardless of the outcome of the Nasdaq Listing Qualifications Panel, the Company expects to continue the listing of the commons shares on the Toronto Stock Exchange.

Shareholder Inquiries

Inquiries should be directed to:
Alan G. Symons
Chief Executive Officer
Goran Capital Inc.
Tel:  (317) 259-6302
E-mail:  asymons@sigins.com

Board of Directors

G. Gordon Symons
Chairman of the Board
Goran Capital Inc.

Symons International Group, Inc.

Alan G. Symons
President, Chief Executive Officer
Goran Capital Inc.

Douglas H. Symons

Vice President, Chief Operating Officer
Goran Capital Inc.
President, Chief Executive Officer and Secretary
Symons International Group, Inc.

J. Ross Schofield
President

Schofield Insurance Brokers

David B. Shapira
President Medbers Limited

John K. McKeating
Former Partner
Vision 2120, Inc.

Executive Officers

Alan G. Symons
President, Chief Executive Officer
Goran Capital Inc.

Douglas H. Symons

Vice President, Chief Operating Officer
Goran Capital Inc.
President, Chief Executive Officer and Secretary
Symons International Group, Inc.

Bruce K. Dwyer

Vice President, Chief Financial Officer and Treasurer
Goran Capital Inc.
Symons International Group, Inc.

Gene Yerant
Executive Vice President
Goran Capital Inc.

Symons International Group, Inc.
Chief Operating  Officer and President
Superior Insurance Group, Inc.

Mary E. DeLaat

Vice President, Chief Accounting Officer
Goran Capital Inc.
Symons International Group, Inc.

Company, Subsidiaries and Branch Offices

HEAD OFFICE - CANADA
Goran Capital Inc.
2 Eva Road, Suite 200
Etobicoke, Ontario  Canada  M9C 2A8
Tel:  416-622-0660
Fax:  416-622-8809

HEAD OFFICE - US
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, Indiana  46205
Tel:  317-259-6400
Fax:  317-259-6395
Website:  www.sigins.com

SUBSIDIARIES AND BRANCHES
Symons International Group, Inc.
4720 Kingsway Drive
Indianapolis, Indiana  46205
Tel: 317-259-6300
Fax: 317-259-6395
                                                   IGF Southwest

Pafco General Insurance Company                    7914 Abbeville Avenue
4720 Kingsway Drive                                Lubbock, Texas  79424
Indianapolis, Indiana  46205                       Tel:  806-783-3010
Tel:  317-259-6300                                 Fax:  806-783-3017
Fax:  317-259-6395
                                                   IGF South

Superior Insurance Company                         101 Business Park Drive,
280 Interstate North Circle, N.W., Suite 500       Ridgeland, Mississippi  39157
Atlanta, Georgia  30339                            Tel:  601-957-9780
Tel:  770-952-4885                                 Fax:  601-957-9793
Fax:  770-988-8583
                                                   IGF West

Superior Insurance Company                         1700 Bullard Avenue, Suite106
5483 W. Waters Avenue                              Fresno, California  93710
Suite 1200, Building P                             Tel:  559-432-0196
Tampa, Florida  33634                              Fax:  559-432-0294
Tel:  813-887-4878
Fax:  813-287-8362                                 IGF North
                                                   116 South Main, Box 1090
Superior Insurance Company                         Stanley, North Dakota  58784
1745 West Orangewood Road, Suite 210               Tel:  701-628-3536
Orange, California  92826                          Fax:  701-628-3537
Tel:  714-978-6811
Fax:  714-978-0353                                 IGF - NACU

                                                   Highway 210 West, Box 375
IGF Insurance Company                              Henning, Minnesota 56551
Corporate Office                                   Tel:  218-583-4800
6000 Grand Avenue                                  Fax:  218-583-4852
Des Moines, Iowa  50312
Tel:  515-633-1000
Fax:  515-633-1010

IGF Mid East
3921 Pintail Drive

Springfield, Illinois  62707
Tel:  217-726-2450
Fax:  217-726-2451