Form 10-K, Exhibit 13
period 2000-12-31
GORAN CAPITAL INC
filed 2001-04-17
CIK 925600

GORAN CAPITAL INC.
                               2000 Annual Report




Corporate Profile

Goran Capital Inc. ("Goran") owns subsidiaries engaged in a number of business activities. The most important of these is the property and casualty insurance business conducted in 20 U.S. states, Canada and Barbados, on both a direct and reinsurance basis through a number of subsidiaries collectively referred to in this report as Goran. Goran owns 73.0% of Symons International Group, Inc. ("SIG") which trades on the OTC Bulletin Board under the symbol "SIGC.OB". SIG owns insurance companies principally in the nonstandard automobile insurance market. Superior Insurance Company of Tampa, Florida; Pafco General Insurance Company of Indianapolis, Indiana, and IGF Insurance Company of Indianapolis, Indiana underwrite nonstandard automobile insurance in the United States. Nonstandard automobile insurance is marketed and sold through independent agents to drivers who are unable to obtain coverage from insurers at standard or preferred rates.

As previously announced, the Company is currently pursuing the sale of its crop insurance operations. Management expects to complete the sale during the second quarter of 2001. The financial statements included in this report reflect the results of the crop insurance segment as "discontinued operations".

Granite Reinsurance Company Ltd. underwrites finite (limited risk) reinsurance in Bermuda, the United States and Canada.

The common stock of Goran trades on The Toronto Stock Exchange under the symbol "GNC" and the OTC Bulletin Board under the symbol "GNCNF.OB".

All dollar amounts shown in this report are in U.S. currency unless otherwise indicated. The conversion rates between U.S. and Canadian dollars for transactions occurring during the year 2000 was 1.4853 and for balances as of December 31, 2000 the rate is 1.4988.

Table of Contents                                                    Page
Financial Highlights                                                   2
President's Report                                                     4
Selected Financial Data                                                6
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                                  7
Consolidated Financial Statements                                      17
Notes to Cosnolidated Financial Statements                             21
Report of Independent Accountants                                      45
Stockholder Information                                                46
Board of Directors and Executive Officers                              47
Subsidiaries and Brach Offices                                         49

Financial Highlights (1) (in thousands, except per share data) For the years ended December 31,

                                                      2000          1999         1998          1997         1996
                                                      ----          ----         ----          ----         ----
Gross premiums written                                 $182,099     $236,401     $303,745      $322,581     $189,317
Net operating earnings (loss) from continuing
operations (2)                                        $(12,417)    $(49,883)         $471       $11,680      $12,756

Net earnings (loss) from discontinued operations      $(17,041)    $(15,373)     $(9,421)       $10,015      $10,495
Net earnings (loss)                                   $(80,265)    $(62,373)    $(11,936)       $12,438      $31,296
Basic operating earnings (loss) per share from
continuing operations (2)                               $(2.13)      $(8.49)        $0.08         $2.09        $2.41
Basic earnings (loss) per share from
discontinued operations                                 $(2.93)      $(2.61)      $(1.61)         $1.79        $1.99
Basic earnings (loss) per share                        $(13.79)     $(10.61)      $(2.04)         $2.22        $5.92
Stockholders' equity (deficit)                        $(72,668)    $(12,887)      $49,725       $60,332      $47,258
Return on average equity (3)                                N/A          N/A      (21.7%)         23.1%       104.3%
Book value (deficit) per share                         $(12.48)      $(2.19)        $8.51        $10.79        $8.94
Market Value per share                                    $0.34        $2.00       $10.38        $29.41       $20.08
Weighted average outstanding shares - basic               5,822        5,876        5,841         5,591        5,286

1) The financial statements of the Company have been prepared in accordance with Canadian GAAP presented in U.S. dollars.

2) Operating  earnings and per share  amounts  exclude  amortization,  interest,
taxes,   realized  capital  gains  and  losses,   minority  interest,   and  any
extraordinary items.

3) Return on average equity cannot be calculated due to the accumulated deficit in stockholders' equity in 2000 and 1999.

                               CORPORATE STRUCTURE
Goran Capital Inc.
Toronto, Ontario
|
-------------------------------------------------------------------------------
|
73% Owned                  100% Owned             100% Owned      100% Owned
Symons International       Granite Reinsurance    Granite         Symons
Group, Inc.,               Company, Ltd.          Insurance       International
Indianapolis, Indiana      Barbados               Company         Group, Inc.,
                                                                  Florida

               |---------------------------------------------------------------|
               IGF Holdings, Inc.      Superior Insurance Group Management, Inc.
                          |                             |
                IGF Insurance   ------------------------------------------------
                                           |                        |
                                      Pafco General          Superior Insurance
                                       Insurance Company     Company
                                                          ||
                                ------------------------------------------------
                                           |                        |
                       Superior Guaranty                    Superior American
                       Insurance Company                    Insurance Company

President's Report to our Shareholders
--------------------------------------

Dear Fellow Shareholder:

The year 2000 has finally come to a close, from the financial statements that follow; it is hard to see the major changes that have taken place within our group. I hope that this letter and the following report will give you some insight to the going forward operations.

The loss for 2000 included a write down of goodwill of $33.5 million. This combined with operating losses in the non-standard auto insurance of $29.8 million and crop of $17 million represents the loss of $80.3 million for 2000. We feel that we have cleaned out the cupboard and it's time to present better news to our shareholders.

During the last year we replaced the entire senior and middle management of our non-standard operation, Superior Insurance Group. The new management have reduced our premium volume by shedding under priced business and poorer performing agents. The premiums we wrote reduced from $236,401,000 at Dec 31, 1999 to $182,099,000 at Dec. 31, 2000. With reducing volume we needed to cut the cost of doing business. We closed Tampa's two large offices with staff exceeding 125, consolidated these operations into Atlanta and Indianapolis. Local claim service helps reduce loss costs, for this reason, we opened claims service centers with limited staff in Alexandria, VA, Glendale, CA, and are opening one in Pennsylvania soon. These are in addition to Atlanta and Indianapolis claims service centers. We reduced full and part time employees from over 541 to about
390. We increased premium rates for our whole book of business by about 14%. The higher priced business we are writing today will allow us to increase our premium base and start to re grow the business.

We now operate through independent agents in twenty (20) states, with better operating systems that have helped to reduce overhead costs. We offer agents direct access on-line to our policy system and will provide them with point of sale quoting and binding with on-line real time underwriting in the near future. The market for non standard and regular auto insurance has improved. Over the last year the number of suppliers has reduced with those remaining increasing prices. All automobile insurance companies reported much higher loss costs for 2000. The market is responding finally by tightening up what they will insure. This moves drivers to our market. Most of the insurance companies have or are raising rates in response to higher losses. The demand is growing for non-standard automobile insurance, the higher priced area of automobile insurance. Growth comes from more jobless people forced into our market as a result of poor payment habits, standard companies pulling back what they will insure, but the biggest demand is coming from the children of the baby-boomers. It will be the biggest source of drivers to the non-standard market in its history.

In order to be ready to write this profitable business, we needed to look for capital to deploy into our nonstandard unit. The capital markets are shut to us for now, so is the debt market. We have reinsurers, which helps us to write over $100 million of our business, but at a cost. We need to increase the capital of Superior, and become less dependent on reinsurance. The company has been exposed to earning volatility from its crop operations, and with limited capital as a result of past years losses we must reduce this exposure.

For all of these reasons we have chosen to look for a buyer of the assets of our crop segment. We have recorded the crop insurance business as discontinuing operations in the following pages and are working with potential buyers to sell the assets. We will keep IGF Insurance Company for our auto business. We expect to finalize a transaction in the next few months.

Following a successful sale of IGF assets we will be out of the direct crop business. Our companies will be a major player in the fast growing, non-standard automobile insurance market.

Our staff has gone through 2 1/2 years of tough sledding, as have our shareholders. Our Board of Directors have worked to help management and shareholders to turn our fortune around. Our heartfelt thanks to all of you!

Yours truly,


Alan G. Symons
President and Chief Executive Officer

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
Years Ended December 31,

OF GORAN CAPITAL INC.

The selected consolidated financial data presented below is derived from the consolidated financial statements of the Company and its Subsidiaries for the year ended December 31. This information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto, included elsewhere in this Report.

                                                          2000         1999          1998         1997         1996
                                                          ----         ----          ----         ----         ----
Consolidated Statement of Operations Data:
(in   thousands,   except  per  share  amounts  and
ratios) (4)
Gross Premiums Written                                $182,099     $236,401      $303,745     $322,581     $189,317
Net Premiums Earned                                    145,532      261,800       281,276      255,746      185,870
Fee Income                                              14,239       15,335        16,431       15,545        7,614
Net Investment Income                                   12,171       13,125        13,126       12,586        7,564
Income (loss) from Continuing Operations              $(63,224)    $(47,000)      $(2,515)      $2,423       $2,632
Income (loss) from Discontinued Operations            $(17,041)    $(15,373)      $(9,421)     $10,015      $10,495
NET INCOME (LOSS)                                     $(80,265)    $(62,373)     $(11,936)     $12,438      $31,296
                                                      =========    =========     =========     =======      =======
Per Common Share Data:
Basic Income (Loss) from Continuing
 Operations                                             $(10.86)      $(8.00)       $(0.43)       $0.43        $0.50
Basic Income (loss) from Discontinued
 Operations                                              $(2.93)      $(2.61)       $(1.61)       $1.79        $1.99
BASIC NET INCOME (LOSS)                                 $(13.79)     $(10.61)       $(2.04)       $2.22        $5.92
Basic Weighted Average Shares Outstanding                5,822        5,876         5,841        5,591        5,286
GAAP Ratios:
Loss and LAE Ratio (1)                                     78.2%        92.6%         81.2%        76.0%        71.9%
Expense Ratio (2)                                          38.7%        31.5%         23.3%        24.3%        25.4%
COMBINED RATIO (3)                                        116.9%       124.1%        104.5%       100.3%        97.3%
Consolidated Balance Sheet Data:
Investments                                           $148,890     $225,168      $236,144     $231,130     $199,208
Total Assets                                           440,032      519,922       570,989      560,848      381,342
Losses and LAE                                         113,149      157,425       140,484      135,087      109,449
Total Long-Term Debt or Preferred Securities           112,000      135,000       135,000      135,000       48,000
Total Shareholders' Equity (Deficit)                   (72,668)     (12,887)       49,725       60,332       47,258
Book Value (Deficit) Per Share                         $(12.48)      $(2.19)        $8.51       $10.79        $8.94

(1) Loss and LAE ratio: The ratio of loss and loss adjustment expenses incurred during the period, as a percentage of premiums earned.

(2) Expense ratio: The ratio of policy acquisition, general and administrative expenses less billing fees, as a percentage of premiums earned.

(3) Combined ratio: The sum of the loss and LAE ratio plus the expense ratio as a percentage of premiums earned.

(4) Loss from continuing operations for the year 2000 includes a write-down of $33.5 million for goodwill. See Note 6 to the consolidated financial statements for additional information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

All statements, trend analyses, and other information herein contained relative to markets for the Company's products and/or trends in the Company's operations or financial results, as well as other statements including words such as "anticipate," "could," "feel(s)," "believe," "believes," "plan," "estimate," "expect," "should," "intend," "will," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things: (i) general economic conditions, including prevailing interest rate levels and stock market performance; (ii) factors affecting the Company's nonstandard automobile operations such as rate increase approval, policy renewals, new business written, and premium volume; and (iii) the factors described in this section and elsewhere in this report.

Overview

Goran Capital, Inc. (the "Company" or "Goran") owns insurance companies which underwrite and market nonstandard private passenger automobile insurance. The Company's principal insurance company subsidiaries are Pafco General Insurance Company ("Pafco"), Superior Insurance Company ("Superior") and IGF Insurance Company ("IGF").

Strategic Alignment

In December 2000, management initiated a strategic review of the Company's operations. This review resulted in a plan to divest of the Company's crop insurance segment, allowing management to focus on nonstandard automobile insurance. (See Note 23 of the financial statements which discusses results of the discontinued crop segment.) The plan includes a sale of certain revenue producing assets of the Company's crop segment along with plans to wind-down remaining crop segment obligations.

Accordingly, financial results of the crop insurance segment are presented as discontinued operations in the Company's financial statements. Continuing operations of the Company consists of the single nonstandard automobile insurance segment. Management believes a transaction to complete the sale of the crop book of business will be completed in the second quarter of 2001.

Nonstandard  Automobile Insurance Operations

Pafco, Superior, Superior Guaranty Insurance Company ("Superior Guaranty"), Superior American Insurance Company ("Superior American") and IGF Insurance Company ("IGF"), are engaged in the writing of insurance coverage for automobile physical damage and liability policies for nonstandard risks. Nonstandard risk insureds are those individuals who are unable to obtain insurance coverage through standard market carriers due to factors such as poor premium payment history, driving experience or violations, particular occupation or type of vehicle. The Company offers several different policies which are directed towards different classes of risk within the nonstandard market. Premium rates for nonstandard risks are higher than for standard risks. Since it can be viewed as a residual market, the size of the nonstandard private passenger automobile insurance market changes with the insurance environment and grows when the standard coverage becomes more restrictive. Nonstandard policies have relatively short policy periods and low limits of liability. Due to the low limits of coverage, the period of time that elapses between the occurrence and settlement of losses under nonstandard policies is shorter than many other types of insurance. Also, since the nonstandard automobile insurance business typically experiences lower rates of retention than standard automobile insurance, the number of new policyholders underwritten by nonstandard automobile insurance carriers each year is substantially greater than the number of new policyholders underwritten by standard carriers.

Results of Operations

Overview

2000 Compared to 1999

For the year 2000, the Company reported a loss on continuing operations of $(63,224,000) or $(10.86) per share (basic and diluted) which includes a one-time write down of goodwill in the amount of $33,464,000. Loss on continuing operations for the year 1999 was $(47,000,000) or $(8.00) per share. Loss before income taxes and distribution on minority interest was $(53,347,000) and $(52,033,000) for 2000 and 1999, respectively. Operating earnings (loss) from continuing operations, measured as income/(loss) before amortization, interest, taxes, realized capital gains and losses, minority interest, and any extraordinary items, was $(12,417,000) or $(2.13) per share (basic and diluted) in 2000 and $(49,883,000) or $(8.49) per share in 1999 (basic and diluted). Premium rate increases and reductions in loss ratios are the primary factors contributing to the reduction in losses of 2000.

Discontinued operations reported losses of $(17,041,000) and $(15,373,000) for 2000 and 1999, respectively. Underwriting losses and operation costs in excess of administrative expense reimbursements contributed to posted losses.

1999 Compared To 1998

The Company reported a loss on continuing operations of $(47,000,000) or $(8.00) per share (basic and diluted) compared to a loss on continuing operations of $(2,515,000) or $(0.43) per share in (basic and diluted) in 1998. Results for 1999 were negatively impacted by lower premium volume and a higher loss ratio. These were the results of competitive pricing in the nonstandard automobile market, untimely rate filings and problems encountered in implementation of the Company's consolidated systems. The Company also increased loss reserves for prior accident years by approximately $16.4 million in 1999 due to adverse loss development.

Years Ended December 31,  2000 and 1999

Gross Premiums Written

Gross premiums written have decreased 23.0% or $54,302,000 in 2000 from 1999 levels. Premium rate increases of approximately 14% were implemented throughout 2000 which were offset by a reduction in policies in force of 29%. The reduction in written premiums was further affected by a shift during the second quarter of 2000 to writing a higher mix of six-month policies while management evaluated rate adequacy.

Net Premiums Written

Net premiums written represent the portion of premiums that are being retained by the Company after consideration for risk sharing through reinsurance contracts. As a result of losses in the Company's insurance subsidiaries and to manage overall risk retention, a reinsurance agreement was negotiated to cede a portion of the gross written premiums to a third party. The Company ceded approximately 45% of its gross written premiums under such a quota share reinsurance contract that was effective January 1, 2000.

Net Premiums Earned

Premiums are earned ratably over the term of the underlying insurance contracts. The reduction in net premiums earned is reflective of the overall reduction in gross premiums written and the increase in ceded premiums.

Fee Income

Fee income is derived from installment billings and other services provided to policyholders. The reduction in fee income of 7.1% in the year 2000 is attributed to the reduction of insurance policies in force of 29%, offset by earned fee rate increases from 1999.

Net Investment Income

Net investment income decreased 7.3% in 2000 as compared to 1999. This is reflective of the decline in invested assets during a period of declining premiums and the payout of the prior year losses when settled in 2000.

Net Realized Capital Losses

Net realized capital losses were $5,970,000 in 2000 as compared to a gain of $44,000 in 1999. Capital losses were realized in 2000 due to a liquidation and reinvestment of a portion of the equity portfolio during the year as well as continued liquidation of investments to fund operations during a period of declining premiums.

Losses and LAE

The loss and LAE ratio (the ratio of claims and loss adjusting expenses as a percentage of earned premium) was 78.2% for 2000 as compared to 92.6% for 1999. The Company estimates accident year 2000 gross loss and LAE ratio to be 85.6% as compared to its current estimate of 84.8% for accident year 1999. Accident year 1999 reserves developed favorably during 2000, as a result, the current estimate for accident year 1999 is 4.5% points lower than projected as of year-end 1999. The Company also experienced favorable development on accident years 1998 and prior.

The Company attributes the favorable development on prior years to actions taken at the beginning of 2000 to strengthen its claims function. At that time the Company replaced its existing claims management team with new claims management that improved the performance of the claims staff. The new claims management also evaluated the Company's claims practices and procedures and eliminated those that interfered with timely and effective claims settlement.

Policy Acquisition and General and Administrative Expense

The Company reduced policy acquisition and general and administrative expenses for the year 2000 to $70,591,000 or 27.8% from 1999 amounts. This reduction is reflective of a 24.8% decline in gross written premiums, an increase in ceding commissions associated with the quota share reinsurance contract, and overall operating expense reductions. As a percentage of net premiums earned, the Company experienced an increase in its gross expense ratio from 37.3% to 48.5%. This increase was the result of the Company ceding approximately 45% of its gross written premium under a quota share reinsurance contract.

Amortization of Intangibles

Amortization  expense  increased  in 2000  due to an  impairment  charge  on the carrying value of goodwill resulting from the Superior Insurance Group Management, Inc. ("Superior Group Management") acquisition in 1997. The impairment charge and amortization expense recognized in 2000 on goodwill was $34,806,000. Amortization of debt acquisition costs of $154,000 comprise the balance of the year 2000 expense.

Income Tax Expense (Benefit)

The variance in the rate from the federal statutory rate of 35%, before the effect of a valuation allowance on deferred tax assets, is primarily due to nondeductible goodwill amortization and alternative minimum taxes.

At December 31, 2000 the Company's net deferred tax assets are fully offset by a valuation allowance. Therefore, the Company has not recognized the benefit of tax losses carried forward. Earnings in future periods will result in no income tax expense until the current operating loss carryforwards are utilized.

Years Ended December 31, 1999 and 1998

Gross Premiums Written

Gross premiums written decreased 22.2% or $67,344,000 in 1999 as compared to 1998. This reduction is primarily a result of system implementation problems encountered in the Company's consolidated operating systems, along with increased competition in the nonstandard insurance sector.

Net Premiums Written

Net premiums written decreased 18.6% in 1999 as compared to 1998. This reduction was the result of the reduction of gross premiums written, offset by the recapturing of gross premium ceded in 1998.

Net Premiums Earned

Premiums are earned ratably over the term of the underlying insurance contracts. The reduction in net premiums earned is reflective of the overall reduction in premiums written.

Fee Income

Fee income is derived from installment billings and other services provided to policyholders. Fee income declined 6.7% in 1999 as a result of the overall reduction in policies in force of 16%, offset by billing and service fee rate increases put into effect during 1999.

Net Realized Capital Gains (Loss)

In 1999, the investment portfolio realized a gain of $44,000 compared to realized gains in 1998 of $3,887,000 which emanated from a high level of activity in the equity portfolio in 1998.

Losses and LAE

The loss and LAE ratio was 92.6% for 1999 as compared to 81.2% for 1998. The increase reflects adverse development on accident years 1998 and prior of approximately 6.6%. The Company's current estimate of loss and LAE ratio for accident year 1999 is 84.8% as compared to its current estimate of 80.3% for accident year 1998. The increase in the accident year loss ratio results from product and pricing decisions and increases in claim frequency.

Policy Acquisition and General and Administrative Expenses

Policy acquisition and general and administrative expenses have increased primarily as a result of problems encountered with the Company's policy administration systems which resulted in higher expenses being incurred in 1999. As a percentage of net premiums earned, the Company experienced an increase in its expense ratio from 29.2% in 1998 to 37.3% in 1999. This increase is attributed to higher expenses as well as a 24.1% reduction in written premiums for 1999.

Amortization of Intangibles

Amortization of intangibles includes goodwill from the acquisition of Superior, additional goodwill from the acquisition of the minority interest portion of Superior Group Management formerly, GGS Management Holdings, Inc. ("GGSH"), and debt or preferred security issuance costs. Amortization expense in 1999 of $2,194,000 is an increase of 7.5% over 1998.

Income Tax Expense (Benefit)

The variance in the rate from the federal statutory rate of 35% is primarily due to nondeductible goodwill amortization, alternative minimum taxes, tax versus book basis in capital assets and securities disposed.

At December 31, 1999 the Company's net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future.

Distributions on Preferred Securities

Distributions on the Preferred Securities are calculated at 9.5% net of federal income tax from the offering date of August 12, 1997.

Symons International Group, Inc. - Florida

Goran's wholly-owned subsidiary, Symons International Group, Inc. - Florida ("SIGF") is a specialized surplus lines underwriting unit. SIGF's operations no longer fit the Company's strategic operating plan of concentrating on the business segments of nonstandard automobile and reinsurance. Accordingly, the majority of the book of business was sold effective January 1, 1999. A small amount of premium remained after the sale. The premium volume from this operation was $1,218,000, $1,619,000 and $6,427,000 as of December 31, 2000,
1999 and 1998, respectively.  The net loss was $48,000,  $861,000 and $2,937,000 as of December 31, 2000, 1999 and 1998, respectively.

Non-U.S. Operations

Granite Insurance Company

Granite Insurance Company ("Granite") is a Canadian federally licensed insurance company which is presently servicing its investment portfolio and a few outstanding claims. Granite stopped writing business on December 31, 1989 and sold its book of Canadian business in June 1990. The outstanding claims continue to be settled in accordance with actuarial estimates with moderate redundancies appearing in the most recent year. Granite's invested assets decreased to $2.8 million from $3.0 million in 1999. This is the result of realized losses and assumed claims paid for the year. Total net outstanding claims decreased to $243,000 in 2000 from $368,000 in 1999. It is expected that the run-off of outstanding claims will continue through 2002. Granite recorded a net loss of $117,000 in 2000, compared to a $179,000 net profit in 1999 and $403,000 net loss in 1998.

Granite Reinsurance Company Ltd.

Granite Reinsurance Company Ltd. ("Granite Re") is managed by Atlantic Security Ltd. of Bermuda and a corporate services management company in Barbados. Granite Re underwrites finite risk, stop loss and quota share reinsurance, through various programs in Bermuda, the United States and Canada. During 2000, 1999 and 1998, Granite Re participated in certain quota share and stop loss programs for the now discontinued crop operations. These programs were in accordance with third party placements.

Net premiums earned were $7.8 million, $12.7 million and $21.8 million for 2000, 1999 and 1998, respectively. Net earnings (loss) were $7.5 million, ($.2) million and $1.1 million in 2000, 1999 and 1998, respectively. The net earnings for 2000 is primarily related to favorable development in the losses incurred on its quota share reinsurance, which is assumed from a related insurer and interest income on a book of business assumed from a non affiliate.

In 1998, Granite Re participated in Goran's nonstandard automobile insurance through a quota share treaty. On January 1, 1999, the nonstandard automobile treaty was commuted resulting in a return premium of $11.2 million. There was no other assumed automobile reinsurance in 1999.

Granite Re's capital and surplus was $14.7 million and $6.6 million as of December 31, 2000 and 1999, respectively.

Granite Re's capital and surplus reduced by approximately $10 million from $16.2 million as reported in 1998 to $6.6 million as of December 31, 1999, primarily as a result of a deemed dividend to Goran relating to prior years activities.

Liquidity and Capital Resources

The primary source of funds for Goran is through dividend and other funding from Granite Re, its Barbados based subsidiary.

The primary source of funds available to SIG are fees from policy holders, management fees and dividends from its subsidiaries.

The Company collects billing fees charged to policyholders who elect to make their premium payments in installments. Superior Insurance Group, Inc. ("Superior Group") also receives management fees under its management agreement with its insurance subsidiaries. When the Florida Department of Insurance ("FDOI") approved the acquisition of Superior by Superior Group Management, it prohibited Superior from paying any dividends (whether extraordinary or not) for four years from the date of acquisition (May 1, 1996) without the prior written approval of the FDOI, which restriction expired in April 2000. As a result of regulatory actions taken by the Indiana Department of Insurance ("IDOI") with respect to Pafco and IGF, those subsidiaries may not pay dividends without prior approval by the IDOI. Extraordinary dividends, within the meaning of the Indiana Insurance Code, cannot be paid by Pafco without the prior approval of the Indiana Insurance Commissioner. The management fees charged to Pafco, IGF and Superior are subject to review by the IDOI and FDOI.

The nonstandard automobile insurance subsidiaries' primary source of funds are premiums, investment income and proceeds from the maturity or sale of invested assets. Such funds are used principally for the payment of claims, payment of claims settlement costs, operating expenses (primarily management fees), commissions to independent agents, premium taxes, dividends and the purchase of investments. There is variability to cash outflows because of uncertainties regarding settlement dates for liabilities for unpaid losses. Accordingly, the Company maintains investment programs intended to provide adequate funds to pay claims. During 2000 and 1999, due to reduced premium volume, the Company has liquidated investments to pay claims. The Company historically has tried to maintain duration averages of 3.5 years. However, the reduction in new funds due to lower premium has and will cause the Company to shorten duration. The Company may incur cost of selling longer bonds to pay claims. Claim payments tend to lag premium receipts. Due to the decline in premium volume, the Company has experienced a reduction in its investment portfolio, but to date has not experienced any problems meeting its obligations for claims payments.

On August 12, 1997, SIG's trust subsidiary issued $135 million in trust originated preferred securities ("Preferred Securities") at a rate of 9.5% paid semi-annually. The Preferred Securities are secured by senior subordinated notes sold to the trust by SIG.

The Preferred Securities have a term of 30 years with semi-annual interest payments of $6.5 million which commenced February 15, 1998. The Preferred Securities may be redeemed in whole or in part after 10 years.

Beginning in February 2000, SIG has deferred interest payments in accordance with the terms of the trust indenture. SIG may defer payment of any or all interest payments for up to five years. The unpaid interest installment amounts accrue interest at 9.5%. SIG presently expects to defer the interest payments due in August 2001.

The trust indenture contains certain restrictive covenants. These covenants are based upon SIG's consolidated coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA) whereby if SIG's EBITDA falls below 2.5 times consolidated interest expense (including Preferred Security distributions) for the most recent four quarters, the following restrictions become effective:

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

These restrictions currently apply as SIG's consolidated coverage ratio was (1.52) in 2000, and will continue to apply until SIG's consolidated coverage ratio is in compliance with the terms of the trust indenture. SIG is in compliance with these additional restrictions.

During 2000, subsidiaries of Goran (Granite Re and Granite) purchased $23 million of Preferred Securities. As of December 31, 2000, the Company had a net outstanding balance of $112 million related to the Preferred Securities. The purchase of Preferred Securities during 2000 by subsidiaries of Goran results in a $20,973,000 increase to the Company's consolidated stockholders' equity.

Net cash used by operating activities in 2000 aggregated $49,412,000 compared to $15,968,000 in 1999 due to reduced cash provided by operations as a result of lower premium volumes and continued losses.

The Company believes cash flows in the nonstandard automobile operations from premiums, investment income and billing fees are sufficient to meet obligations to policyholders and operating expenses for the foreseeable future. This is due primarily to the lag time between receipt of premiums and claims payments. Accordingly, while there can be no assurance as to the sufficiency of the Company's cash flow in future periods, the Company believes that its cash flow will be sufficient to meet all of the Company's operating expenses and operating debt service (not including the Preferred Securities) for the foreseeable future.

GAAP stockholders' equity reflected a deficit of $72.7 million at December 31, 2000, which does not reflect the statutory equity upon which the Company conducts its various insurance operations. The Company's insurance subsidiaries, after the effects of codification, had statutory surplus of approximately $28 million at December 31, 2000. (See Note 14 for discussion regarding the effects of codification on statutory surplus.)

Effects of Inflation

Due to the short term that claims are outstanding in the product lines the Company underwrites, inflation does not pose a significant risk to the Company.

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

New Accounting Standards

The NAIC adopted the Codification of Statutory Accounting Principles guidance ("Codification"), which replaces the Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting effective January 1, 2001. The IDOI and the FDOI have adopted the Codification.

The changes in statutory accounting principles resulting from codification which impacts the Company's insurance subsidiaries will, among other things, limit the statutory carrying value of electronic data processing equipment and deferred tax assets in determining statutory surplus. The consolidated statutory surplus of insurance subsidiaries as of December 31, 2000 is $39.4 million. Effective January 1, 2001, the consolidated statutory surplus was reduced by $11.4 million to $28.0 million, giving recognition to the new accounting principles.

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, issued in June 1998, requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (1) the changes in the fair value of the hedge asset or liability that are attributable to the hedged risk or (2) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133, as amended by SFAS No. 137 and 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The impact of SFAS No. 133 does not have a material effect on the Company's financial position or results of operations.

In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN 44"), Accounting, for Certain Transactions Involving Stock Compensation, an interpretation APB Opinion No. 25. FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 2, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The impact of FIN 44 did not have a material effect on the Company's financial position or results of operations.

Quantitative And Qualitative Disclosures About Market Risk

Insurance company investments must comply with applicable laws and regulations which prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common securities, real estate mortgages and real estate. The Company's investments in real estate and mortgage loans represent 1.5% of the Company's aggregate investments. The investment portfolios of the Company at December 31, 2000, consisted of the following (in thousands):

                                                                            Cost or
        Type of Investment                                               Amortized Cost   Market Value

Fixed maturities:
    United  States  Treasury  securities  and  obligations  of  United
      States government corporation and agencies                             $59,389          $59,742
    Obligations of states and political subdivisions                             241              242
    Corporate securities                                                      48,197           45,933
                                                                              ------           ------
Total Fixed Maturities                                                       107,827          105,917
Equity Securities:
    Common Stocks                                                             20,268           18,690
Short-Term investments                                                        17,594           17,480
Mortgage loans                                                                 1,870            1,870
Other invested assets                                                          1,331            1,331
                                                                               -----            -----
Total Investments                                                           $148,890         $145,288
                                                                            ========         ========

The following table sets forth composition of the fixed maturity securities portfolio of the Company by time to maturity as of December 31 (in thousands):

                                                       2000                               1999
                                                       ----                               ----
                                                            Percent Total                      Percent Total
Time to Maturity                            Market Value      Market Value      Market Value     Market Value
----------------                            ------------      ------------      ------------     ------------

1 year or less                                   $11,792             11.1%            $3,599             2.1%
More than 1 year through 5 years                  42,966              40.6            87,820             52.1
More than 5 years through 10 years                14,825              14.0            38,266             22.7
More than 10 years                                22,724              21.5            35,641             21.2
                                                  ------              ----            ------             ----
                                                  92,307              87.2           165,326             98.1
Mortgage-backed securities                        13,610              12.8             3,239              1.9
                                                  ------              ----             -----              ---
Total                                           $105,917            100.0%          $168,565           100.0%
                                                ========            ======          ========           ======

The following table sets forth the ratings assigned to the fixed maturity securities of the Company as of December 31 (in thousands):

                                                       2000                               1999
                                                       ----                               ----
                                                            Percent Total                      Percent Total
---------------------------------------     Market Value      Market Value      Market Value     Market Value
                                            ------------      ------------      ------------     ------------
Rating (1)

Aaa or AAA                                       $68,717             64.9%          $104,275            61.9%
Aa or AA                                           3,861               3.6             3,381              2.0
A                                                 12,515              11.8            24,957             14.8
Baa or BBB                                        14,861              14.0            21,576             12.8
Ba or BB                                           5,148               4.9            13,674              8.1
Other below investment grade                         815                .8               702               .4
                                                     ---                --               ---               --
Total                                           $105,917            100.0%          $168,565           100.0%
                                                ========            ======          ========           ======

(1) Ratings are assigned by Standard & Poor's Corporation, and when not available, are based on ratings assigned by Moody's Investors Service, Inc..

The investment results of the Company for the periods indicated are set forth below (in thousands):

                                                                      Years Ended December 31,
                                                              2000               1999              1998

Net investment income (1)                                     $12,171           $13,125            $13,126
Average investment portfolio (2)                             $187,243          $232,947           $231,417
Pre-tax return on average investment portfolio                   6.5%              5.6%               5.7%
Net realized gains (losses)                                  $(5,970)               $44             $3,887

(1) Includes dividend income received in respect of holdings of common stock.
(2) Average investment portfolio represents the average (based on amortized cost) of the beginning and ending investment portfolio.

If interest rates were to increase 10% from the December 31, 2000 levels, the decline in fair value of the fixed maturity securities would not significantly affect the Company's ability to meet its obligations to policyholders and debtors.

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

                            Interest Rate Sensitivity
                      Principal Amount by Expected Maturity
                              Average Interest Rate
                           (U.S. dollars in thousands)

                                                                                                              Fair Value
                                                                                    There-after                12/31/00
                                                                                    -----------                --------
                            2001        2002        2003       2004        2005                     Total
                            ----        ----        ----       ----        ----                     -----
Assets
Available for sale          $13,637      $7,380      $9,655    $15,891     $10,004      $51,260     $107,827     $105,917
Average interest rate          7.5%        7.9%        6.7%       6.9%        7.0%         7.0%         7.1%         7.2%

Liabilities
Preferred securities             --          --          --         --                 $112,000     $112,000      $16,800
Average interest rate            --          --          --         --                     9.5%         9.5%         9.5%



CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2000 and 1999
(U.S. dollars in thousands, except share data)

CONSOLIDATED BALANCE SHEETS

                                                                                        2000         1999
ASSETS:
Investments:
Fixed maturities                                                                    $107,827     $174,097
Equity securities                                                                     20,268       15,511
Short-term investments, at amortized cost, which approximates market                  17,594       32,634
Mortgage loans, at cost                                                                1,870        1,990
Other invested assets                                                                  1,331          936
                                                                                       -----          ---
TOTAL INVESTMENTS                                                                    148,890      225,168
Investments in and advances to related parties                                         4,254        1,646
Cash and cash equivalents                                                              3,230        2,215
Receivables, net of allowances of $1,940 and $1,479                                   54,370       68,523
Reinsurance recoverable on paid and unpaid losses, net                                44,843        4,790
Prepaid reinsurance premiums                                                          24,774          878
Deferred policy acquisition costs                                                      6,454       13,908
Property and equipment, net of accumulated depreciation                               12,400       15,655
Intangible assets                                                                      4,983       40,116
Other assets                                                                           3,784        2,415
Assets of discontinued operations                                                    132,050      144,608
                                                                                     -------      -------
TOTAL ASSETS                                                                        $440,032     $519,922
                                                                                    ========     ========

LIABILITIES AND STOCKHOLDER'S DEFICIT
LIABILITIES:
Losses and loss adjustment expenses                                                 $113,149     $157,425
Unearned premiums                                                                     62,386       80,561
Reinsurance payables                                                                  63,632        5,490
Distributions payable on preferred securities                                         15,263        4,809
Other                                                                                 14,904       23,525
Liabilities of discontinued operations                                               131,366      125,999
                                                                                     -------      -------
TOTAL LIABILITIES                                                                    400,700      397,809
                                                                                     -------      -------

Commitments and Contingencies
Minority Interest:
Company-obligated  mandatorily  redeemable  preferred  stock of trust  subsidiary
    holding solely parent                                                            112,000      135,000

STOCKHOLDERS' EQUITY (DEFICIT):

Common Stock                                                                          19,132       19,317
Contributed surplus                                                                   23,748        2,775
Cumulative translation adjustment                                                       (291)          13
Retained deficit                                                                    (115,257)     (34,992)
                                                                                    ---------     --------
TOTAL STOCKHOLDERS' DEFICIT                                                          (72,668)     (12,887)
                                                                                     --------     --------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                         $440,032     $519,922
                                                                                    ========     ========
The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS for the years ended December 31, 2000, 1999, and 1998 (U.S. dollars in thousands, except per share data) CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

                                                                                      2000           1999        1998
                                                                                      ----           ----        ----
Gross premiums written                                                            $182,099       $236,401     $303,745
Less ceded premiums                                                                (78,637)         7,361       (4,106)
                                                                                   --------         -----       -------
    NET PREMIUMS WRITTEN                                                          $103,462       $243,762     $299,639
                                                                                  ========       ========     ========
    NET PREMIUMS EARNED                                                           $145,532       $261,800     $281,276
Fee income                                                                          14,239         15,335       16,431
Net investment income                                                               12,171         13,125       13,126
Net realized capital gain (loss)                                                    (5,970)            44        3,887
                                                                                    -------            --        -----
    TOTAL REVENUES                                                                 165,972        290,304      314,720
                                                                                   -------        -------      -------
Expenses:
    Losses and loss adjustment expenses                                            113,768        242,408      228,342
    Policy acquisition and general and administrative expenses                      70,591         97,735       82,020
    Amortization of intangibles                                                     34,960          2,194        2,040
                                                                                    ------          -----        -----
    TOTAL EXPENSES                                                                 219,319        342,337      312,402
                                                                                   -------        -------      -------
    INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY      (53,347)       (52,033)       2,318
                                                                                   --------       --------       -----
        INTEREST
Income taxes:
    Current income tax expense (benefit)                                               487           (765)       6,167
    Deferred income tax expense (benefit)                                           (2,636)         7,183       (4,896)
                                                                                    -------         -----       -------
    TOTAL INCOME TAXES                                                              (2,149)         6,418        1,271
                                                                                    -------         -----        -----
    INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST              (51,198)       (58,451)       1,047
Minority Interest:
    Earnings in consolidated subsidiary                                                 --         19,787        4,849
    Distributions on preferred securities, net of tax of $0 in 2000, $4,489
    in 1999 and $4,529 in 1998                                                     (12,026)        (8,336)      (8,411)
                                                                                   --------        -------      -------
    LOSS FROM CONTINUING OPERATIONS                                                (63,224)       (47,000)      (2,515)
Discontinued Operations:
    Loss from operations of discontinued segment, less applicable income           (16,141)       (15,373)      (9,421)
    taxes of $0 in 2000 and 1999 and $(3,277) in 1998
    Loss on disposal of discontinued segment less applicable taxes of nil             (900)            --           --
LOSS FROM DISCONTINUED OPERATIONS                                                  (17,041)       (15,373)      (9,421)
                                                                                   --------       --------      -------
NET LOSS                                                                          $(80,265)      $(62,373)    $(11,936)
                                                                                  =========      =========    =========
Weighted average shares outstanding - basic and fully diluted                        5,822          5,876        5,841
                                                                                     =====          =====        =====
Net loss from continuing operations per share - basic and fully diluted            $(10.86)        $(8.00)       $(0.43)
                                                                                   ========        =======       =======
Net loss of discontinued operations per share - basic and fully diluted             $(2.93)        $(2.61)      $(1.61)
                                                                                    =======        =======      =======
Net loss per share - basic and fully diluted                                       $(13.79)       $(10.61)      $(2.04)
                                                                                   ========       ========      =======
The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2000, 1999 and 1998 (U.S. dollars in thousands, except number of shares)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

                                             Common Stock
                                                                                   Retained     Cumulative       Total
                                                                   Contributed     (Deficit)   Transulation  Stockholders'
                                           Shares      Amount        Surplus       Earnings     Adjustment       Equity

BALANCE AT JANUARY 1, 1998                 5,730,276    $18,010           $2,775      $39,839        $(292)         $60,332

Comprehensive Income:
Net Loss                                          --         --               --     (11,936)            --        (11,936)
Change in Cumulative Translation
Adjustment                                        --         --               --           --           544             544
Issuance of common shares                    215,922      1,533               --           --            --           1,533
Purchase of common shares                   (69,800)      (226)               --        (522)            --           (748)
                                                                                                         --
BALANCE AT DECEMBER 31, 1998               5,876,398    $19,317           $2,775      $27,381          $252         $49,725
                                           =========    =======           ======      =======          ====         =======

Comprehensive Income:
Net Loss                                          --         --               --     (62,373)            --        (62,373)
Change in Cumulative Translation
Adjustment                                        --         --               --           --         (239)           (239)
BALANCE AT DECEMBER 31, 1999               5,876,398    $19,317           $2,775    $(34,992)           $13       $(12,887)
                                           =========    =======           ======    =========           ===       =========

Comprehensive Income:
Net Loss                                          --         --               --     (80,265)            --        (80,265)
Preferred Securities purchase                     --         --           20,973           --            --          20,973
Change in Cumulative Translation
Adjustment                                        --         --               --           --         (304)           (304)
Purchase of common shares                  (100,000)      (185)               --           --            --           (185)
BALANCE AT DECEMBER 31, 2000               5,776,398    $19,132          $23,748   $(115,257)        $(291)       $(72,668)
                                           =========    =======          =======   ==========        ======       =========

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED FINANCIAL STATEMENTS
for the years ended December 31, 2000, 1999 and 1998 (U.S. dollars in thousands) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                2000            1999           1998
                                                                                ----            ----           ----
Cash flows from operating activities
    Net loss                                                                   $(80,265)       $(62,373)     $(11,936)
    Adjustments to reconcile net earnings (loss) to net cash provided from operations:
        Minority interest                                                            --         (19,787)       (4,849)
        Depreciation, amortization, impairment and other                         38,983           5,858         4,209
        Deferred income tax expense                                              (2,635)          4,177           138
        Net realized capital (gain) loss                                          5,970             (22)       (3,887)
        Gain on sale of capital assets                                               --              --          (267)
        Net changes in operating assets and liabilities (net of assets acquired):
           Receivables                                                           14,153          (6,114)       (3,653)
           Reinsurance recoverable on losses, net                               (40,053)         20,922        30,048
           Prepaid reinsurance premiums                                         (23,896)          5,443        21,475
           Federal income taxes recoverable (payable)                                --          11,379        (8,618)
           Deferred policy acquisition costs                                      7,454           2,424        (4,483)
           Other assets and liabilities                                          (9,816)          7,256        (2,447)
           Losses and loss adjustment expenses                                  (44,276)         16,941         5,397
           Unearned premiums                                                    (18,175)        (17,368)      (11,873)
           Reinsurance payables                                                  58,142          15,329       (24,638)
           Distribution payable on preferred securities                          10,454              --            --
           Net assets from discontinued operations                               34,548             (33)       32,004
                                                                                 ------             ----       ------
NET CASH PROVIDED/(USED) BY OPERATIONS                                          (49,412)        (15,968)       16,620
                                                                                --------        --------       ------
    Cash flow from investing activities net of assets acquired:
        Net sales (purchases) of short-term investments                          15,040         (13,211)       (8,807)
        Proceeds from sales, calls and maturities of fixed maturities            77,641         206,742       123,508
        Purchases of fixed maturities                                           (10,181)       (182,453)     (142,114)
        Proceeds from sales of equity securities                                 16,736          11,215        69,379
        Purchase of equity securities                                           (25,408)         (9,850)      (42,909)
        Proceeds from repayment of mortgage loans                                   120              75           123
        Purchase of property and equipment                                       (1,663)         (6,414)       (4,870)
        Purchase of minority interest and subsidiaries                               --              --        (1,208)
        Net investing activities from discontinued operations                      (150)         (1,385)       (7,060)
        Net proceeds from sales (purchases) of other investments                   (415)         (2,161)         (791)
                                                                                   -----         -------         -----
NET CASH PROVIDED/(USED) BY INVESTING ACTIVITIES                                 71,720           2,558       (14,749)
                                                                                 ------           -----       --------
    Cash flow from financing activities net of assets acquired:
       Purchase of affiliate preferred securities                                (2,027              --            --
        Proceeds from issue of share capital                                         --              --           356
        Redemption of share capital                                                (185)             --          (748)
        Net financing activities from discontinued operations                   (16,473)          4,954           164
        Loans from and (repayments to) related parties                           (2,608)             80        (1,601)
                                                                                 -------             --        -------
NET CASH PROVIDED/(USED) BY FINANCING ACTIVITIES:
                                                                                (21,293)          5,034        (1,829)
                                                                                --------          -----        -------
Increase (decrease) in cash and cash equivalents                                  1,015          (8,376)           42
Cash and cash equivalents, beginning of year                                      2,215          10,591        10,549
                                                                                  -----          ------        ------
Cash and cash equivalents, end of year                                           $3,230          $2,215       $10,591
                                                                                 ======          ======       =======

The accompanying notes are an integral part of the consolidated financial statements.

GORAN CAPITAL INC AND SUBSIDIARIES


1.   Nature of Operations and Significant Accounting Policies:

Goran Capital Inc. ("Goran" or the "Company") is the parent company of the Goran group of companies. The consolidated financial statements include the accounts of all subsidiary companies of Goran as follows:

Symons International Group, Inc. ("SIG") is a 73% owned subsidiary of Goran. The Company operates in one segment which is the sale of nonstandard automobile insurance. The Company's crop insurance operations were discontinued as of December 31, 2000. The Company's products are marketed through independent agents and brokers. Its insurance subsidiaries are licensed in 35 states.

The following is a description of the significant accounting policies and practices employed:

a. Basis of Presentation: The consolidated financial statements include the accounts, after intercompany eliminations, of the Company and its wholly-owned subsidiaries as follows:

     Superior Insurance Group Management, Inc ("Superior Group Management") a holding company for the nonstandard automobile operations which includes:

         Superior Insurance Group, Inc. ("Superior Group") a management company for the nonstandard automobile operations;

         Superior Insurance Company ("Superior") an insurance company domiciled in Florida;

         Superior American Insurance Company ("Superior American") an insurance company domiciled in Florida;

         Superior Guaranty Insurance Company ("Superior Guaranty") an insurance company domiciled in Florida;

         Pafco General Insurance Company ("Pafco") an insurance company domiciled in Indiana;

     IGF Holdings, Inc. ("IGFH") a holding company

         IGF Insurance Company ("IGF") an insurance company domiciled in Indiana (See Note 23);

                  Granite Reinsurance Company Ltd. ("Granite Re") a finite risk reinsurance company based in Barbados.

     Granite Insurance Company ("Granite") a Canadian federally licensed insurance company which ceased writing new insurance policies on January 1, 1990.

     Symons International Group, Inc. of Ft. Lauderdale, Florida ("SIGF") a Florida based surplus lines insurance agency. These operations have been discontinued effective January 1, 1999.

b. Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

c. Significant Estimates: The most significant estimates in the Company's balance sheet are the determination of prepaid policy acquisition costs, the reserve for insurance losses and loss adjustment expenses, and the reserve estimated for discontinued operations. Management's estimate of prepaid  policy  acquisition  costs  is  based on  historical  studies  and assumptions made regarding costs incurred. Management's estimate of insurance losses and loss adjustment expenses is based on past loss experience and consideration of current claim trends as well as prevailing social, economic and legal conditions. Although management's estimates currently are not expected to change in the foreseeable future, the costs the Company will ultimately incur could differ from the amounts that are assumed to be incurred based on the assumptions made.

d. Premiums: Premiums are recognized as income ratably over the life of the related policies and are stated net of ceded premiums. Unearned premiums are computed on the daily pro rata basis.

e.       Investments:  Investments are presented on the following basis:

     Fixed maturities and equity securities are carried at amortized cost for fixed maturities and cost for equity securities.

     Real estate at cost, less allowances for depreciation.

     Mortgage loans at outstanding principal balance.

     Realized gains and losses on sales of investments are recorded on the trade date and are recognized in net income on the specific identification basis. Interest and dividend income are recognized as earned.

f. Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company includes in cash and cash equivalents all cash on hand and demand deposits with original maturities of three months or less.

g. Deferred Policy Acquisition Costs: Deferred policy acquisition costs are comprised of agents' commissions, premium taxes, certain other costs and investment income (starting in 1999) which are related directly to the acquisition of new and renewal business, net of expense allowances received in connection with reinsurance ceded, which have been accounted for as a reduction of the related policy acquisition costs. These costs are deferred and amortized over the terms of the policies to which they relate. Acquisition costs that exceed estimated losses and loss adjustment expenses and maintenance costs are charged to expense in the period in which those excess costs are determined.

h. Property and Equipment: Property and equipment are recorded at cost. Depreciation for buildings is based on the straight-line method over 31.5 years and the straight-line method for other property and equipment over their estimated useful lives ranging from five to seven years. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses reflected in net income.

i. Intangible Assets: Intangible assets consist primarily of goodwill, and debt acquisition costs. Prior to 2000, goodwill was amortized over a 25-year period on a straight-line basis based upon management's estimate of the expected benefit period. See Note 6 regarding the goodwill impairment charge recorded in 2000. Deferred debt acquisition costs are amortized over the term of the debt.

j. Asset Impairment Policy: The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 6 regarding the goodwill impairment charge recorded in 2000. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell.

k. Losses and Loss Adjustment Expenses: Reserves for losses and loss adjustment expenses include estimates for reported unpaid losses and loss adjustment expenses and for estimated losses and loss adjustment expenses that have been incurred but not reported. These reserves have not been discounted. Reserves are established using individual case-basis evaluations and statistical analysis as claims are reported. Those estimates are subject to the effects of trends in loss severity and frequency. While management believes the reserves make reasonable provisions for its unpaid loss and loss adjustment expense obligations, those provisions are necessarily based on estimates and are subject to variability. Changes in the estimated reserves are charged or credited to operations as additional information of the estimated amount of a claim becomes known during the course of its settlement. The gross reserves for losses and loss adjustment expenses are reported net of anticipated receivables for salvage and subrogation of approximately $6,983,000 and $8,506,000 at December 31, 2000 and 1999, respectively.

l. Preferred Securities: Preferred Securities represent company-obligated mandatorily redeemable securities of a trust subsidiary of SIG holding solely parent debentures and are reported at their liquidation value under minority interest. Distributions on these securities are charged against consolidated earnings.

m. Income Taxes: The Company utilizes the liability method of accounting for deferred income taxes. Under the liability method, companies will establish a deferred tax liability or asset for the future tax effects of temporary differences between book and taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

n. Reinsurance: Reinsurance premiums, commissions, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income.

o. Accounting Changes: In June 1998 SFAS No. 133, as amended, "Accounting for Derivative Instruments and Hedging
     Activities" was issued, to be effective for fiscal quarters and fiscal years beginning after June 15, 2000. The Company does not have any derivative instruments or hedging activities, therefore there has been no material impact on the Company's financial statements or notes thereto.

     In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("Fin 44"), Accounting, for Certain Transactions Involving Stock Compensation, an interpretation APB Opinion No. 25. FIN 44 clarifies the application of Opinion No. 25 for (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to the previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 2, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The impact of FIN 44 did not have a material effect on the Company's financial position or results of operations.

p. Earnings Per Share: The Company's basic earnings per share calculations are based upon the weighted average number of shares of common stock outstanding during each period.
     Common stock equivalents are anti-dilutive, therefore, fully diluted earnings per share is the same as basic earnings per share.


q. Reclassifications: Amounts from prior periods have been reclassified for comparability to the 2000 presentation.


2.   Corporate Reorganization and Acquisitions:

On August 12, 1997, the Company purchased the remaining minority interest in Superior Group Management for $61 million in cash. The excess of the acquisition price over the minority interest liability was assigned to goodwill as the fair market value of assets and liabilities approximated their carrying value. See
Note 6 regarding the goodwill impairment charge recorded in 2000.

3.   Investments:

Investments are summarized as follows:

                                                      Cost or                                   Estimated
--------------------------------------------------  Amortized             Unrealized             Market
                                                        Cost               Gain Loss              Value
December 31, 2000 (in thousands)

Fixed Maturities:
U.S.  Treasury  securities and obligations of U.S.
    government corporations and agencies
                                                       $59,389          $541         $(188)      $59,742
Obligations of states and political subdivisions           241             1            --           242
Corporate securities                                    48,197           177        (2,441)       45,933
                                                        ------           ---        -------       ------
    TOTAL FIXED MATURITIES                             107,827           719        (2,629)      105,917
Equity securities                                       20,268         1,754        (3,332)       18,690
Short-term investments                                  17,594            --          (114)       17,480
Mortgage loans                                           1,870            --            --         1,870
Other invested assets                                    1,331            --            --         1,331
                                                         -----            --            --         -----

    TOTAL INVESTMENTS                                 $148,890        $2,473       $(6,075)     $145,288
                                                      ========        ======       ========     ========

                                                      Cost or                                   Estimated
                                                     Amortized            Unrealized             Market
December 31, 1999 (in thousands)                        Cost               Gain Loss              Value

Fixed Maturities:
U.S.  Treasury  securities and obligations of U.S.
    government corporations and agencies               $61,554          $103        $(2,741)    $58,916
Obligations of states and political subdivisions            42            --             (4)         38
Corporate securities                                   112,501            14         (2,904)    109,611
                                                       -------            --         -------    -------
    TOTAL FIXED MATURITIES                             174,097           117         (5,649)    168,565
                                                       -------           ---         -------    -------
Equity securities                                       15,511           884         (2,840)     13,555
Short-term investments                                  32,634            --             --      32,634
Mortgage loans                                           1,990            --             --       1,990
Other invested assets                                      936            --             --         936
                                                           ---            --             --         ---

    TOTAL INVESTMENTS                                 $225,168        $1,001        $(8,489)   $217,680
                                                      ========        ======        ========   ========


At December 31, 2000, 94.4% of the Company's fixed maturities were considered investment grade by Standard & Poors Corporation or Moody's Investor Services, Inc. Securities with quality ratings Baa and above are considered investment grade securities. In addition, the Company's investments in fixed maturities did not contain any significant geographic or industry concentration of credit risk.

The amortized cost and estimated market value of fixed maturities at December 31, 2000, by contractual maturity, are shown in the table which follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty (in thousands):



                                                                                     Estimated Market
                                                                      Amortized Cost          Value

Maturity:
    Due in one year or less                                                 $11,801            $11,792
    Due after one year through five years                                    44,101             42,966
    Due after five years through ten years                                   15,162             14,825
    Due after ten years                                                      23,283             22,724
    Mortgage-backed securities                                               13,480             13,610
                                                                             ------             ------
TOTAL                                                                      $107,827           $105,917
                                                                           ========           ========

Gains and losses realized on sales of investments are as follows (in thousands):

                                                                     2000       1999           1998
                                                                     ----       ----           ----

Proceeds from sales                                               $94,497        $218,032      $193,010
Gross gains realized                                               $1,361          $3,351       $10,684
Gross losses realized                                             $(7,331)       $(3,307)      $(6,797)

  Net investment income for the years ended December 31 are as follows (in thousands):

                                                                 2000            1999              1998
                                                                 ----            ----              ----

Fixed maturities                                                   $9,342     $12,150           $11,699
Equity securities                                                     344         401               596
Cash and short-term investments                                     1,269       1,232             1,286
Mortgage loans                                                         --         152               173
Other                                                               1,318        (173)               32
                                                                    -----        -----               --
Total investment income                                            12,273      13,762            13,786
Investment expenses                                                 (102)        (637)            (660)
                                                                    -----        -----            -----
Net investment income                                             $12,171     $13,125           $13,126
                                                                  =======     =======           =======

  Investments with a market value of $16,042,000 and $20,639,000 (amortized cost of $15,993,000 and $20,652,000) as of December 31, 2000 and 1999,
  respectively, were on deposit in the United States and Canada. The deposits are required by various insurance departments and others to support licensing requirements and certain reinsurance contracts, respectively.

4.   Deferred Policy Acquisition Costs:

Policy acquisition costs are capitalized and amortized over the life of the policies. Policy acquisition costs are those costs directly related to the issuance of insurance policies including commissions, premium taxes, and underwriting expenses net of reinsurance commission income on such policies. During 1999 the Company changed its method of calculating deferred policy acquisition costs by including investment income in the computation. Prior period calculations did not consider investment income. The effect of the change was to increase policy acquisition costs by approximately $4,071,000 in 1999. Policy acquisition costs both acquired and deferred, and the related amortization charged to income were as follows (in thousands):

                                        2000            1999           1998
                                        ----            ----           ----

Balance, beginning of year               $13,908      $16,332        $11,849
Costs deferred during year                29,999       40,241         56,041
Amortization during year                (37,453)      (42,665)       (51,558)
                                        --------      --------       --------
Balance, end of year                      $6,454      $13,908        $16,332
                                          ======      =======        =======

5.   Property and Equipment:

Property and equipment at December 31 are summarized as follows (in thousands):

                                                                 Accumulated
                                                   2000 Cost     Depreciation      2000 Net     1999 Net
                                                   ---------     ------------      --------     --------

Land                                                      $100             $ --          $100         $100
Buildings                                                4,361            1,397         2,964        2,749
Office furniture and equipment                           3,899            2,960           939        1,669
Automobiles                                                110               46            64          103
Computer equipment                                      14,112            5,779         8,333       11,034
                                                        ------            -----         -----       ------
Total                                                  $22,582          $10,182       $12,400      $15,655
                                                       =======          =======       =======      =======


Accumulated depreciation at December 31, 1999 was $9,720,000. Depreciation expense related to property and equipment for the years ended December 31, 2000, 1999 and 1998 were $3,507,000 $3,414,000 and $1,668,000, respectively.

6.   Intangible Assets:

In accordance with generally accepted accounting principles, the Company has determined the carrying value of goodwill that resulted from the acquisition of Superior Group Management exceeds its fair value and an impairment charge equal to the carrying value should be recorded as of December 31, 2000. This determination was made considering the series of continued losses which the company has experienced, the reduction in the volume of premiums written, as well as an evaluation of future cash flows. Based on the assessment, a charge of $33,464,000 was recorded in the fourth quarter of 2000 to write-off the remaining carrying value of the related goodwill. Such charge is included as amortization of intangibles expense in the accompanying financial statements.

Intangible assets at December 31 are as follows (in thousands):

                                                                 Accumulated
                                                   2000 Cost     Depreciation      2000 Net     1999 Net
                                                   ---------     ------------      --------     --------

Goodwill                                               $39,471          $38,262        $1,209      $35,044
Deferred debt costs                                      4,342              568         3,774        4,718
Other                                                    1,293            1,293            --          354
                                                         -----            -----            --          ---
                                                       $45,106          $40,123        $4,983      $40,116
                                                       =======          =======        ======      =======

Accumulated amortization at December 31, 1999 was $5,163,000. Amortization and impairment expense related to intangible assets for the years ended December 31, 2000, 1999 and 1998 was $34,960,000, $2,194,000 and $2,040,000 respectively.

7.   Unpaid Losses and Loss Adjustment Expenses (in thousands):

Activity in the liability for unpaid losses and loss adjustment expenses is summarized as follows (in thousands):

                                                                               2000       1999        1998
                                                                               ----       ----        ----

Balance at January 1                                                       $157,425      $140,484    $135,087
Less reinsurance recoverables                                                 3,411         1,301       8,631
                                                                              -----         -----       -----
    NET BALANCE AT JANUARY 1                                                154,014       139,183     126,456
                                                                            -------       -------     -------
Incurred related to:
Current year                                                                132,781       217,686     214,743
Prior years                                                                 (19,013)       24,722      13,599
                                                                            --------       ------      ------
    TOTAL INCURRED                                                          113,768       242,408     228,342
                                                                            -------       -------     -------
Paid related to:
Current year                                                                 89,612       126,526     129,947
Prior years                                                                  84,800       101,051      85,668
                                                                             ------       -------      ------
    TOTAL PAID                                                              174,412       227,577     215,615
                                                                            -------       -------     -------
    NET BALANCE AT DECEMBER 31                                               93,370       154,014     139,183
Plus reinsurance recoverables                                                19,779         3,411       1,301
                                                                             ------         -----       -----
    BALANCE AT DECEMBER 31                                                 $113,149      $157,425    $140,484
                                                                           ========      ========    ========

Reserve estimates are regularly adjusted in subsequent reporting periods, as new facts and circumstances emerge which indicate that a modification of the prior estimate is necessary. The adjustment, referred to as "reserve development," is inevitable given the complexities of the reserving process and is recorded in the statements of earnings in the period when the need for the adjustment becomes apparent. The foregoing reconciliation indicates favorable reserve development of $19,013,000 on the December 31, 1999, reserves and deficient reserve developments of $24,722,000 and $13,599,000 on the reserves as of December 31, 1998 and December 31, 1997, respectively. The 1998 deficient reserve development occurred primarily due to volatility in the historical trends for nonstandard automobile business as the result of significant growth during 1996 and 1997. The 1999 deficient reserve development resulted primarily from a higher than expected frequency and severity on nonstandard automobile claims. The favorable reserve development during 2000 resulted from a major restructuring and strengthening of the claims function effective at the beginning of 2000. At that time the Company replaced its existing claims management team with new claims management that improved the performance of the claims staff. The new claims management implemented practices and procedures to improve the effectiveness and timeliness of claims settlement.

The anticipated effect of inflation is implicitly considered when estimating losses and loss adjustment expenses liabilities. While anticipated price increases due to inflation are considered in estimating the ultimate claims costs, increases in average claim severities is caused by a number of factors.
Future severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, claims management practices and procedures, and general economic trends. Anticipated severity trends are monitored relative to actual development and are modified if necessary.

Liabilities for loss and loss adjustment expenses have been established when sufficient information has been developed to indicated the involvement of a specific insurance policy. In addition, reserves have been established to cover additional exposure on both known and unasserted claims.

8. Company-Obligated Mandatorily Redeemable Preferred Stock of Trust Subsidiary Holding Soley Parent Debentures:

On August 12, 1997, SIG's wholly owned trust subsidiary issued $135 million in preferred securities ("Preferred Securities") at a rate of 9.5% paid semi-annually. The principal assets of the trust subsidiary are senior subordinated notes of SIG in the principal amount of $135 million with an interest rate and maturity date substantially identical to those of the Preferred Securities. Expenses of the issue aggregated $5.1 million and are amortized over the term of the Preferred Securities (30 years).

The Preferred Securities represent company-obligated mandatorily redeemable securities of subsidiary holding solely parent debentures and have a term of 30 years with semi-annual interest payments commencing February 15, 1998. The Preferred Securities may be redeemed in whole or in part by the holders after 10 years. The annual Preferred Security obligations of approximately $13 million per year is funded from SIG's nonstandard automobile management company. The nonstandard auto funds are the result of management and billing fees in excess of operating costs. Under the terms of the indenture, SIG is permitted to defer semi-annual interest payments for up to five years. SIG has elected to defer interest payments beginning in February 2000. SIG presently intends to defer interest payment due in August 2001.

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

These restrictions currently apply as SIG's consolidated coverage ratio was (1.52) in 2000, and will continue to apply until SIG's consolidated coverage ratio is in compliance with the terms of the trust indenture. SIG is in compliance with these additional restrictions.

During 2000, subsidiaries of Goran (Granite Reinsurance Company Ltd. and Granite Insurance Company) purchased $23 million of Preferred Securities. As of December 31, 2000, the Company had a net outstanding balance of $112 million related to the Preferred Securities. The purchase of the Preferred Securities during 2000 by subsidiaries of Goran results in a $20,973,000 increase to the Company's consolidated stockholders' equity.

9.       Capital Stock

The Company's authorized share capital consists of:

(a)      First Preferred shares

An unlimited number of first preferred shares of which none are outstanding at December 31, 2000 and 1999.

(b)      Common Shares

An unlimited number of common shares of which 5,776,398 are outstanding as at December 31, 2000 (1999 - 5,876,398). During 1999 and 2000 the Company did not issue any common shares. During 2000, the Company purchased 100,000 of its common shares for an aggregate consideration of $185,000.

10.      Income Taxes:

The Company and its subsidiaries have net operating loss carryovers of $87,653,000. Of that amount, $66,250,000 is attributable to SIG, $14,879,000 is attributable to Goran and its non U.S. subsidiaries, and $6,524,000 is attributable to SIGF a U.S. subsidiary which does not qualify for filing consolidated tax returns with SIG. These losses are usable only against future income in these respective operating units.

As of December 31, 2000, the Company has unused net operating loss carryovers available as follows (in thousands):

                                   Goran & Non
                                      U.S.
  Years ending not later than December 31:          SIG        Subsidiaries        SIGF        Total
                                                    ---        ------------        ----        -----

      2001                                                        $1,537                      $1,537
      2002                                          $126             865                         991
      2003                                                         1,120                       1,120
      2004                                                           511                         511
      2005                                                         1,659                       1,659
      2006                                                         1,113                       1,113
      2007                                                           602                         602
      2017                                                                       $4,368        4,368
      2018                                                                        1,295        1,295
      2019                                        31,859              --            861       32,720
      2020                                        34,265              --             --       34,265
      Capital Losses                                  --           7,472             --        7,472
                                                      --           -----             --        -----
          TOTAL                                  $66,250         $14,879         $6,524      $87,653
                                                 =======         =======         ======      =======

SIG files a consolidated U.S. federal income tax return with its wholly-owned subsidiaries. Intercompany tax sharing agreements between SIG and its wholly-owned subsidiaries provide that income taxes will be allocated based upon separate return calculations in accordance with the Internal Revenue Code of 1986, as amended.

A reconciliation of the differences between federal tax computed by applying the federal statutory rate to income before income taxes and the income tax provision is as follows (in thousands):

                                                                           2000          1999         1998
                                                                           ----          ----         ----
Computed income taxes (benefit) at statutory rate                        $(17,981)   $(15,682)        $474
Goodwill and acquisition costs                                             12,176         779          503
Other                                                                      (4,154)       (619)      (1,318)
Tax Exempt (Income) Loss                                                   (3,443)         88          689
                                                                           -------         --          ---
                                                                          (13,402)    (15,434)         348
Valuation allowance change                                                 11,253      21,852          923
                                                                           ------      ------          ---
Income Tax Expense (Benefit)                                              $(2,149)     $6,418       $1,271
                                                                          ========     ======       ======


The net deferred tax asset at December 31, 2000 and 1999 is comprised of the following (in thousands):

                                                                                      2000       1999

Deferred tax assets:
    Unpaid losses and loss adjustment expenses                                      $2,899      $3,443
    Unearned premiums and prepaid insurance                                          2,633       5,563
    Allowance for doubtful accounts                                                  1,302       1,022
    Unrealized losses on investments                                                 1,378       2,637
    Net operating loss carryforwards                                                25,764      22,605
    Other                                                                            8,758         303
                                                                                     -----         ---
        DEFERRED TAX ASSETS                                                        $42,734     $35,573
                                                                                   -------     -------

Deferred tax liabilities:
Deferred policy acquisition costs                                                  $(2,259)    $(4,872)
Other                                                                                 (892)       (799)
                                                                                      -----       -----
        DEFERRED TAX LIABILITIES                                                   $(3,151)    $(5,671)
                                                                                   --------    --------
                                                                                   $39,583     $29,902
        VALUATION ALLOWANCE                                                         39,583     (29,902)
                                                                                    ------     --------
        NET DEFERRED TAX ASSETS                                                        $--         $--
                                                                                       ===         ===

At December 31, 2000 and 1999 the Company's net deferred tax assets are fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future.

11.      Leases:

The Company leases buildings, furniture, cars and equipment under operating leases. Operating leases generally include renewal options for periods ranging from two to seven years and require the Company to pay utilities, taxes, insurance and maintenance expenses.

The following is a schedule of future minimum lease payments under cancelable and non-cancelable operating leases for each of the five years succeeding December 31, 2000 and thereafter, excluding renewal options (in thousands):

Year Ending December 31:
2001                                                                  $1,680
2002                                                                   1,677
2003                                                                     809
2004                                                                      38
2005 and Thereafter                                                        0

Rental expense charged to operations in 2000, 1999 and 1998 amounted to $1,848,000, $2,370,000 and $1,742,000 respectively, including amounts paid under short-term cancelable leases.

12.      Reinsurance:

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

Reinsurance activity for 2000, 1999 and 1998, which includes reinsurance with related parties, is summarized as follows (in thousands):

                         2000                               Gross          Ceded          Net
                         ----                               -----          -----          ---

Premiums written                                         $182,099       $(78,637)    $103,462
Premiums earned                                           200,278        (54,746)     145,532
Incurred losses and loss adjustment expenses              154,929        (41,161)     113,768
Commission expenses (income)                               22,275        (14,043)       8,232

                         1999

Premiums written                                          236,401          7,361      243,762
Premiums earned                                           254,445          7,355      261,800
Incurred losses and loss adjustment expenses              239,035          3,373      242,408
Commission expenses (income)                               27,985            435       28,420

                         1998

Premiums written                                          303,745         (4,106)     299,639
Premiums earned                                           317,787        (36,511)     281,276
Incurred losses and loss adjustment expenses              242,033        (13,691)     228,342
Commission expenses (income)                               50,658        (11,875)      38,783

Amounts recoverable from reinsurers relating to unpaid losses and loss adjustment expenses were $19,779,000 and $3,411,000 as of December 31, 2000 and 1999, respectively. These amounts are reported as assets and are not netted against the liability for loss and loss adjustment expenses in the accompanying Consolidated Balance Sheets.

13.      Related Party Transactions

The Company and its subsidiaries have entered into transactions with various related parties including transactions with Symons International Group Ltd ("SIGL"), Goran's majority shareholder.

The following balances were outstanding at December 31 (in thousands):

                                                      2000         1999

Advances to related parties:
Due from directors and officers                      $2,054        $999
Other receivables from related parties                2,200         647
                                                      -----         ---
    Total Receivables                                $4,254      $1,646

                                                     ------      ------

The  following  transactions  occurred  with related  parties in the years ended
December 31 (in thousands):

                                                                                2000       1999       1998
                                                                                ----       ----       ----
Other related party transactions:
Consulting fees charged by various related parties                             $1,895     $3,652    $3,134
Management fees charged by SIGL                                                   900        201       203

Approximately, half of the amounts due from officers and directors are interest bearing loans. The Company paid $1,846,000, $3,112,000 and $2,832,000 in 2000,
1999, and 1998, respectively, for consulting and other services relative to the conversion to the Company's nonstandard automobile operating system. The Company has capitalized these costs as part of its nonstandard automobile operating system. Approximately 90% of these payments are for services provided by consultants and vendors unrelated to the Company. During 1998, 1999 and a portion of 2000 Stargate Solutions ("Stargate") managed the work of the unrelated consultants and vendors and, as compensation for such work, retained approximately 10% of the payments referred to above in return for management services provided. During 1998, Stargate was owned beneficially by certain directors of the Company and a relative of those directors. Also included in consulting fees to related parties is nil and $520,000 and $270,000 in 2000, 1999 and 1998, respectively, for payments to Onex, Inc., an officer of whom was on the Company's Board of Directors, with regard to employment matters.

In 1989, the Company wrote off a loan owed by a subsidiary of SIGL. SIGL, the majority shareholder of Goran, guaranteed the loan and pledged shares of Goran ("escrowed shares") as security for the loan. The outstanding loan balance is $3,340,000 (Canadian dollars) for the periods ending December 31, 2000 and 1999. This loan balance continues to be guaranteed by SIGL and is secured with 100,000 shares of Goran owned by SIGL.

The Company leases office space in Canada from a related party, a relative of certain directors. The rent paid was $40,000 and $10,000 as of December 31, 2000 and 1999, respectively.

In 1999, Granite Re issued a performance bond in favor of Tritech Financial Systems Inc. ("Tritech") in the amount of $328,000. In August 2000 the creditor called the bond. Tritech is owned by a relative of certain directors of the Company. The bond is secured by a guarantee from Tritech, a personal guarantee from its president and 50,000 shares of Goran's common stock. Tritech is paying interest on the outstanding balance at a rate of 7.5%. Interest received in 2000 was $6,150.

14.      Regulatory Matters:

Pafco and IGF, domiciled in Indiana, prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance ("IDOI"). Statutory requirements place limitations on the amount of funds which can be remitted to the Company from Pafco and IGF. The Indiana statute allows 10% of surplus as regard to policyholders or 100% of net income, whichever is greater, to be paid as dividends only from earned surplus. The Superior Insurance Company entities, domiciled in Florida, prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Florida Department of Insurance ("FDOI"). In the consent order approving the acquisition of Superior, the FDOI prohibited Superior from paying any dividends for four years without the prior written approval of the FDOI. The dividend restriction expired in April 2000. Florida statute also contains limitations with regard to payment of dividends. Superior may pay dividends of up to 10% of surplus or 100% of net income, whichever is greater, from earned surplus. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

The NAIC has promulgated risk-based capital (RBC) requirements for property/casualty insurance companies to evaluate the adequacy of statutory capital and surplus in relation to investment and insurance risks, such as asset quality, asset and liability matching, loss reserve adequacy and other business factors. Regulatory compliance is determined by a ratio (Ratio) of the enterprise's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level RBC, as defined by NAIC. Generally, a Ratio in excess of 200% of authorized control level RBC requires no corrective actions by the company or regulators.

Based upon the foregoing formula, as of December 31, 2000, RBC calculations for IGF, Superior and Pafco were in excess of 200%.

To address IDOI concerns relating to Pafco, on February 17, 2000, Pafco agreed to an order under which the IDOI may monitor more closely the ongoing operations of Pafco. Among other matters, Pafco must:

o Refrain from doing any of the following without the IDOI's prior written consent: selling assets or business in force or transferring property, except in the ordinary course of business; disbursing funds, other than for specified purposes or for normal operating expenses and in the ordinary course of business (which does not include payments to affiliates, other than under written contracts previously approved by the IDOI, and does not include payments in excess of $10,000); lending funds; making investments, except in specified types of investments; incurring debt, except in the ordinary course of business and to unaffiliated parties; merging or consolidating with another company; or entering into new, or modifying existing, reinsurance contracts.

o Reduce its monthly auto premium writings, or obtain additional statutory capital or surplus, such that the ratio of gross written premium to surplus and net written premium to surplus does not exceed 4.0 and 2.4, respectively; and provide the IDOI with regular reports demonstrating compliance with these monthly writings limitations. Restrictions on premium writings result in lower premium volume. Management fees payable to Superior Group are based on gross written premium; therefore lower premium volume results in reduced management fees paid by Pafco.

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

Pafco's inability or failure to comply with any of the above could result in the IDOI requiring further reductions in Pafco's permitted premium writings or in the IDOI instituting future proceedings against Pafco. As reported on April 24, 2000 the IDOI concluded its target examination of Pafco, covering loss reserves, pricing and reinsurance and no action was taken thereon.

Pafco informed the Iowa Department of Insurance (IADOI) of its decision to stop writing new automobile business in Iowa while Pafco reviews and revises it program in the state. Pafco has agreed with the IADOI that it will not write any new nonstandard business, until such time as Pafco has reduced its overall nonstandard automobile policy counts in the state or has: (i) increased surplus or; (ii) a net written premium to surplus ratios less than three to one; and
(iii) surplus reasonable to its risk. Pafco has continued to service existing policyholders and renew policies in Iowa and provide policy count information on a monthly basis in conformance with IADOI requirements.

With regard to IGF and as a result of the losses experienced by IGF in the discontinued crop insurance operations, IGF has agreed with the IDOI to provide monthly financial statements and consult monthly with the IDOI, and obtain prior approval for affiliated party transactions. On January 24, 2000 the IDOI concluded its target examination of IGF regarding 1998 loss reserves principally related to AgPI and no further action by IGF was required as a result of the examination.

The FDOI has concluded its market conduct, data processing, year 2000 readiness and financial examinations as of June 30, 1999 and no significant action was taken as a result. The financial review of Superior for the year ended December 31, 1999 by the FDOI has been completed and no report has yet been issued thereon.

The FDOI issued a notice of its intent to issue an order (the "Notice") which principally addressed certain policy and finance fee payments by Superior to Superior Insurance Group, Inc. ("Superior Group"), another subsidiary of the Company. A formal hearing to review the Notice and a determination that the order contemplated by the Notice not be issued was held February, 2001. A recommended order has not yet been rendered by the administrative law judge. The FDOI could reject findings in a recommended order and issue an order which could restrict Superior from paying certain billing and policy fees to Superior Group and include a requirement that Superior Group repay to its subsidiary, Superior, billing and policy fees from prior years in an amount of approximately $35.2 million. A restriction on the ability of Superior to pay future billing and policy fees to Superior Group may necessitate that the Company take certain actions, which may be subject to regulatory approvals, to reallocate operating revenues and expenses between its subsidiaries. The Company would vigorously contest the issuance of any such order.

Pafco, IGF and Superior also provide monthly financial information to the departments of insurance in certain states in which they write business, and Pafco and IGF have agreed to obtain IDOI prior approval of any new affiliated party transactions.

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

IGF recorded certain reinsurance transactions related to the now discontinued crop insurance business transacted with the federal government in a manner which differs from prescribed statutory accounting practices. This is a permitted practice by IDOI which has no effect on statutory surplus or net income.

Net loss of the insurance subsidiaries, as determined in accordance with statutory accounting practices ("SAP"), was $17.1 million, $32.3 million, and $21.5 million, for 2000, 1999, and 1998, respectively. Consolidated statutory capital and surplus was approximately $39.4 million and $57.1 million at December 31, 2000 and 1999, respectively.

The NAIC adopted the Codification of Statutory Accounting Principles guidance ("Codification"), which replaces the Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting effective January 1, 2001. The IDOI and FDOI have adopted Codification.

The changes in statutory accounting principles resulting from codification which impacts the Company's insurance subsidiaries will, among other things, limit the statutory carrying value of electronic data processing equipment and deferred tax assets in determining statutory surplus. The consolidated statutory surplus of insurance subsidiaries as of December 31, 2000 is $39.4 million. Effective January 1, 2001, the consolidated statutory surplus was reduced by $11.4 million to $28.0 million, giving recognition to the new accounting principles.

15.      Commitments and Contingencies:

SIG, IGFH and IGF are parties to a Strategic Alliance Agreement ("SAA") dated February 28, 1998 with Continental Casualty Company (referred to in the SAA as "CNA"). By letter dated January 3, 2001, CNA gave notice pursuant to the SAA of its exercise of the "Put Mechanism" under the SAA effective February 19, 2001. According to the SAA, upon exercise of the Put Mechanism, IGFH is obligated to pay CNA an amount equal to 5.85 times an amount equal to "Average Pre Tax Income" as defined by the SAA. The SAA further provides that within 30 days after exercise of the put, IGF will execute a promissory note payable six months after the exercise of the Put Mechanism in the principal amount equal to the amount owed, as specified by the SAA. In a letter dated March 20, 2001, CNA advised SIG, IGFH and IGF that it calculated the principal amount due CNA to be $26,265,403. IGF does not agree with this amount. CNA also has asserted a claim for amounts allegedly due under certain reinsurance agreements with the Company for the 2000 crop year. SIG, IGFH and IGF believe they have claims against CNA and defenses to CNA's exercise of the Put Mechanism that may offset or reduce amounts owed by the Company to CNA. Moreover, SIG, IGFH and IGF believe that the impending sale of IGF's crop insurance business may provide an opportunity for the parties to resolve their claims. However, there can be no assurance that the ultimate resolution of the claims asserted by CNA will not have material adverse effects on SIG's, IGFH's and IGF's financial condition or results of operations.

On February 23, 2000, a complaint for class action was filed against the Company, SIG, three individuals who were or are officers or directors of the Company or of SIG, PricewaterhouseCoopers LLP and Schwartz Levitsky Feldman, LLP. The case purports to be brought on behalf of a class consisting of purchasers of the Company's stock or SIG's stock during the period February 27, 1998, through and including November 18, 1999. Plaintiffs allege, among other things, that defendants misrepresented the reliability of the Company's reported financial statements, data processing and financial reporting systems, internal controls and loss reserves in violation of Section 10(b) of the Securities Exchange Act of 1934 ("1934 Act") and SEC Rule 10b-5 promulgated thereunder. The individual defendants are also alleged to be liable as "controlling persons" under ss.20(a) of the 1934 Act. The Company and the individual defendants filed a motion to dismiss the amended, consolidated complaint for failure to state a claim and for failure to plead with particularity as required by Fed. R. Civ. P.9(b) and the Private Securities Litigation Reform Act of 1995. The accounting firms also filed motions to dismiss. Briefing on the motions was completed on December 18, 2000, and the motions presently are pending before the court.

IGF, several brokers and a third party carrier are parties to a number of pending legal proceedings relating to agricultural business interrruption policies ("AgPI") sold during 1998 by the now discontinued crop insurance segment. During 2000 all claims by the policyholders in the AgPI lawsuits were settled by the third party carrier of the policies. In January 2001, one new case was filed by four policyholders who had previously fully settled their AgPI claims through binding settlement agreements. Discovery is proceeding. IGF remains a defendant/cross-claimant relating to cross claims in six lawsuits pending in California state court (King and Fresno counties) and discovery is proceeding. Over the objections of IGF, the third party carrier settled some of the AgPI cases for amounts in excess of policy limits. IGF and Mutual Service Casualty Insurance Company, the third party carrier of the AgPI policies, have submitted their claims against each other related to the AgPI settlements to binding arbitration. As of December 31, 2000, IGF had paid an aggregate of approximately $28,900,000 to AgPI policyholders of which approximately $5,200,000 was incurred during 2000. The unpaid reserves for AgPI as of December 31, 2000 were $10,912,000. Certain of the settlements made by the third party carrier exceeded established reserves for the particular cases involved. The Company does not believe it will ultimately be responsible for the full amount of the settlement amounts paid by the third party carrier. Based on the information presently available, the Company believes that it has recognized, through loss and LAE payments and reserves, its ultimate loss exposure related to AgPI. The Company believes its financial reserves for the lawsuits are sufficient to cover the resulting liability, if any, that may arise from these matters. However, there can be no assurance that the Company's ultimate liability for AgPI related claims will not be materially greater than the aggregate $39.8 million in gross losses already recorded in the consolidated financial statements related to this product and will not have a material adverse effect on the Company's results of operations or financial condition.

SIG is a joint and several guarantor in a $7.25 million debt collateralized by operating assets held in an entity in which SIG is a 50% owner. The estimated fair market value of the assets approximates the debt.

Two assertions have been made in Florida against Superior Guaranty purported to be brought on behalf of a class of persons alleging to be charged service charges or finance charges in violation of Florida law. The Company has agreed to class certification of one of the actions. The class is limited to individuals allegedly aggrieved from four years prior to the filing of the complaint, which would exclude the plaintiff in the other action. The Company believes that it has substantially complied with the premium financing statute and intends to vigorously defend any potential loss under both of these actions.

An assertion has been made in Florida against Superior purported to be brought on behalf of a class consisting of healthcare providers that rendered treatment to and obtained a valid assignment of benefits from Superior. The court granted Superior's motion to dismiss the amended complaint and indicated that the allegations of the plaintiff's amended complaint were inappropriate for class certification. The plaintiff alleges that Superior reduced or denied claims for medical expenses payable to the plaintiff without first obtaining a written report in violation of Florida law. The plaintiff also alleges that Superior inappropriately reduced the amount of benefits payable to the plaintiff in breach of Superior's contractual obligations to the plaintiff. Superior believes the allegations of wrongdoing in violation of law are without merit and intends to vigorously defend the claims brought against it.

The California Department of Insurance ("CDOI") advised the Company in 1998 that it is reviewing a possible assessment which could total $3 million. This possible assessment relates to the charging of brokers fees charged to policyholders by independent agents who placed business with Superior. The CDOI indicated that such broker fees charged by the independent agent to the policyholder were improper and requested reimbursement to the policyholders by Superior. The Company did not receive any of these broker fees. There was no action by the CDOI during 2000 regarding the broker fees. As the ultimate outcome of this potential assessment is not deemed probable, the Company has not accrued any amount in its consolidated financial statements. Although an assessment has not been formally made by the CDOI, the Company will vigorously defend any potential assessment and believes it will prevail.

In 2000 a product of the discontinued crop operation was underwritten insuring the revenue received by potato producers from their 2000 harvest. The policy was designed to augment the multiperil crop insurance program for potatoes. The ultimate liability from those policies will not be known until the entire harvest has been sold in August. Because the price of potatoes at year-end had dropped below the expected price, the Company established a $4,500,000 gross loss reserve for its unpaid loss obligations on this product. The ultimate liability may vary from this estimate.

The Company and its subsidiaries, are named as defendants in various lawsuits relating to their business. Legal actions arise from claims made under insurance policies issued by the subsidiaries. These actions were considered by the Company in establishing its loss reserves. The Company believes that the ultimate disposition of these lawsuits will not materially affect the Company's operations or financial positions.

16.      Supplemental Cash Flow Information:

Cash paid/(received) for income taxes and interest are summarized as follows (in thousands):

                                                                               2000         1999        1998
                                                                               ----         ----        ----

      Cash  paid/(received)  for federal income taxes,  net of refunds
      refunds                                                              $(6,134)    $(17,952)      $1,752
      Cash paid for interest on trust preferred                               $  --      $12,825     $12,825



17.      Disclosures About Fair Values of Financial Instruments:

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

               d) Preferred Securities: There is not an active market for the Preferred Securities; however, the estimated market value as of December 31, 2000 was $16,800,000.


18.      Stock Option Plans:

In June 1986, Goran adopted the Goran Capital Inc. 1986 Stock Option Plan (the "Goran Stock Option Plan"). The Goran Stock Option Plan provides Goran the authority to grant nonqualified stock options and incentive stock options to officers and key employees of Goran and its subsidiaries and nonqualified stock options to non-employee directors of Goran. Options have been granted at an exercise price equal to the fair market value of the Goran stock at date of grant. The outstanding stock options vest and become exercisable at varying terms ranging from immediate vesting to equal installments over terms up to 5 years. On June 15, 1999, all Goran options granted at an exercise price in excess of CDN$14.70, were repriced to CDN$14.70 per share. In 2000, certain officers and non-employee directors of Goran surrendered a total of 515,771 stock options.

Information regarding the Goran Stock Option Plan is summarized below (in Canadian dollars):

                                                        2000                       1999                      1998
                                                      Weighted                   Weighted                  Weighted
                                                       Average                    Average                   Average
                                                      Exercise                   Exercise                  Exercise
                                          Shares        Price        Shares        Price       Shares        Price
                                          ------        -----        ------        -----       ------        -----

Outstanding  at the  beginning of the       660,708       $14.17       695,572       $29.92      546,856       $17.86
 year
Granted                                     100,000        $2.35            --           --      363,970       $36.57
Exercised                                        --           --            --           --    (215,254)       $10.53
Forfeited/Surrendered                     (564,771)       $14.15      (34,864)       $14.69           --           --
                                          ---------       ------      --------       ------           --           --
Outstanding at the end of the year          195,937        $8.36       660,708       $14.17      695,572       $29.92
                                            =======        =====       =======       ======      =======       ======
Options exercisable at year end              88,605       $14.62       619,035       $14.18      569,126       $29.82
Available for future grant                  675,063           --       210,292           --      175,428           --



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

Information regarding the SIG Stock Option Plan is summarized below:

                                                        2000                        1999                      1998
                                                      Weighted                    Weighted                  Weighted
                                                       Average                     Average                   Average
                                                      Exercise                    Exercise                  Exercise
                                          Shares        Price        Shares         Price       Shares        Price
                                          ------        -----        -------        -----       ------        -----

Outstanding  at the  beginning of the
 year                                       213,033      $6.3125      1,457,833      $6.3125    1,000,000      $6.3125
Granted                                   1,287,000       0.5436             --       6.3125      478,000       6.3125
Exercised                                                               (1,667)       6.3125      (4,332)       6.3125
Forfeited/Surrendered                     (155,200)       5.0391    (1,243,133)       6.3125     (15,835)       6.3125
                                          ---------       ------    -----------       ------     --------       ------
Outstanding at the end of the year        1,344,833       0.9400        213,033       6.3125    1,457,833       6.3125
                                          =========       ======        =======       ======    =========       ======
Options exercisable at year end              73,500      $6.3125        120,366      $6.3125      760,289      $6.3125
Available for future grant                  155,167                   1,286,967                    42,167

                                                                         Options                        Options
                                                                       Outstanding                    Exercisable
                                                        Weighted         weighted                       Weighted
                                                        Average          Average                        Average
                                        Number      Remaining Life    Exercise Price     Number      Exercise Price
                                                              -----            -----                          -----
Range of Exercise Prices             Outstanding       (in years)                      Exercisable
------------------------             -----------       ----------                      -----------
         $0.50 - $0.8750              1,253,000               9.4             $.5448             --              --
             $6.3125                     91,833               6.9            $6.3125         73,500         $6.3125
                                         ------               ---                            ------
                                      1,344,833               9.2                            73,500
                                      =========               ===                            ======


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

Information regarding the Superior Group Management Stock Option Plan is summarized below:

                                                      2000                       1999                      1998
                                                    Weighted                   Weighted                  Weighted
                                                     Average                   Average                    Average
                                                    Exercise                   Exercise                  Exercise
                                         Shares       Price       Shares        Price        Shares        Price
                                         ------       -----       ------        -----        ------        -----
Outstanding  at the  beginning of the
 year                                      92,232       $51.75       94,732        $51.75       95,282       $51.75
Granted                                        --           --           --            --           --           --
Forfeited                                 (8,800)       $51.48      (2,500)        $51.75        (550)        51.75
                                          -------       ------      -------        ------        -----        -----
Outstanding at the end of the year         83,432       $54.42       92,232        $51.75       94,732       $51.75
                                           ======       ======       ======        ======       ======       ======
Options exercisable at year end            66,726                    42,448                     24,601
Available for future grant                 27,679                    18,879                     16,379

                                                                         Options                        Options
                                                                       Outstanding                    Exercisable
                                                        Weighted         weighted                       Weighted
                                                        Average          Average                        Average
                                        Number      Remaining Life    Exercise Price     Number      Exercise Price
                                                              -----            -----                          -----
Range of Exercise Prices             Outstanding       (in years)                      Exercisable
------------------------             -----------       ----------                      -----------
              $44.17                        41,717           5.3 yrs          $44.17         33,364          $44.17
         $58.79 - $64.67                    41,715           5.3 yrs          $64.66         33,362          $64.66

The Company applies U.S. Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretation in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for such plans. Had compensation cost been determined, based on fair value at the grant dates for options granted under the Company stock option plan as well under both the SIG Stock Option Plan and the GGS Stock Option Plan during 2000, 1999 and 1998 consistent with the method of U.S. SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's pro-forma net earnings and pro-forma earnings per share for the years ended December 31, 2000, 1999 and 1998 would have been as follows:

                                           2000          2000         1999          1999         1998         1998
                                            As           Pro-          As           Pro-          As          Pro-
                                         Reported       Forma       Reported       Forma       Reported       Forma
Earnings (loss) from continuing
operations                                $(63,224)     $(63,676)    $(47,000)     $(50,596)     $(2,515)     $(5,485)
Basic and fully diluted EPS from
continuing operations                      $(10.86)      $(10.94)      $(8.00)       $(8.61)      $(0.43)      $(0.94)
Net earnings (loss)                       $(80,265)     $(80,717)    $(62,373)     $(65,969)    $(11,936)    $(14,906)
Basic and fully diluted EPS                $(13.79)      $(13.86)     $(10.61)      $(11.23)      $(2.04)      $(2.55)

The fair value of each option grant used for purposes of estimating the pro-forma amounts summarized above is estimated on the grant date using the Black-Scholes option-pricing model with the weighted average assumptions for 2000 and 1998 shown on the following table:

                                                  SIG        Goran        SIG        Goran
                                                  2000        2000        1998        1998
                                                 Grants      Grants      Grants      Grants
Risk-free interest rates                            5.00%       5.00%       5.53%       5.40%
Dividend yields                                       ---         ---         ---         ---
Volatility factors                                   106%        106%         41%         41%
Weighted average expected life                  4.0 years   5.0 years   2.5 years   3.2 years
Weighted average fair value per share               $0.40       $1.31       $7.20       $5.73

The Goran stock options are granted and denominated in Canadian dollars. The pro-forma stock based compensation for these options are translated at the average rate for the year. The weighted average fair value per share is translated at the year end rate.

19.      Quarterly Financial Information (unaudited):

Quarterly financial information is as follows:

(in thousands)                                                    First      Second       Third       Fourth          Total
                                                                  -----      ------       -----       ------          -----
                           2000
Gross written premiums                                          $59,859     $30,032     $45,852      $46,356       $182,099
Net premiums written                                             31,859      20,163      32,180       19,260        103,462
Net premiums earned                                              44,467      38,483      34,176       28,406        145,532
Total revenues                                                   51,903      43,153      37,524       33,392        165,972
Net operating  earnings (loss) from  continuing  operations
(1)                                                             (3,544)     (3,320)     (7,573)        2,020       (12,417)
Net loss from continuing operations                             (7,422)     (8,473)    (13,523)     (33,806)       (63,224)
Basic  operating  earnings (loss) per share from continuing
operations (1)                                                   (0.60)      (0.56)      (1.31)         0.34         (2.13)
Net loss from  continuing  operations per share - basic and
diluted                                                          (1.26)      (1.45)      (2.35)       (5.80)        (10.86)

                           1999
Gross written premiums                                          $61,299     $66,346     $57,484      $51,272       $236,401
Net premiums written                                             65,658      67,517      56,052       54,535        243,762
Net premiums earned                                              68,184      70,453      60,848       62,315        261,800
Total revenues                                                   74,836      77,300      66,824       71,344        290,304
Net operating  earnings (loss) from  continuing  operations
(1)                                                               2,699    (12,134)    (17,881)     (22,567)       (49,883)
Net loss from continuing operations                             (1,957)     (6,910)     (6,020)     (32,113)       (47,000)
Basic  operating  earnings (loss) per share from continuing
operations (1)                                                     0.46      (2.06)      (3.04)       (3.85)         (8.49)
Net loss from  continuing  operations per share - basic and
diluted                                                          (0.33)      (1.17)      (1.03)       (5.47)         (8.00)


          (1)  Operating   earnings   (loss)  and  per  share  amounts   exclude
          amortization, interest, taxes, realized capital gains and losses, minority interest and any extraordinary items.

In the fourth quarter of 2000, the Company recorded an impairment charge related to goodwill of $33.5 million.

In the fourth quarter of 1999, the Company provided for a valuation allowance on its net deferred tax assets of $23.1 million.

During the fourth quarter of 1999, the Company increased reserves on its nonstandard automobile business by $6.9 million for both current and prior accident years.


20. Reconciliation Of Canadian And United States Generally Accepted Accounting Principles ("GAAP") And Additional Information

The consolidated financial statements are prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP are described below. There were no material difference in net earnings or earnings per share in 2000, 1999 and 1998.

(a)      Receivables from sale of capital stock

The SEC Staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock should be presented as deductions from stockholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP stockholders' equity would be reduced by $1,258,000 and $300,000 at December 31, 2000 and December 31, 1999, respectively to reflect the loans due from certain stockholders which relate to the purchase of common shares of the Company.

(b)      Unrealized gain (loss) on investments

U.S. GAAP requires that unrealized gains and losses on investment portfolios be included as a component in determining stockholders' equity. In addition, SFAS No. 115 permits prospective recognition of unrealized gains (losses) on investment portfolio for year-ends commencing after December 15, 1993. As a result, stockholders' equity would be decreased by $3,602,000 and by $4,868,000 for the years ended December 31, 2000 and 1999, respectively.

(c)      Discontinued operations

U.S. GAAP requires the netting of all assets and liabilities of discontinued operations and the presentation of those net assets as a single line item in the consolidated balance sheets for all periods presented. There is no impact on stockholders' equity.

(d)      Changes in stockholder's equity

A reconciliation of stockholders' equity (deficit) from Canadian GAAP to U.S. GAAP is as follows (in thousands):

                                                                      2000             1999
Stockholders' equity in accordance with Canadian GAAP                  $(72,668)       $(12,887)
Add (deduct) effect of difference in account for:
    Receivables from sale of capital stock (see note a)                  (1,258)           (300)
    Unrealized gain on investments (see note b)                          (3,602)         (4,868)
                                                                         -------         -------
Stockholders' equity in accordance with U.S. GAAP                      $(77,528)       $(18,055)
                                                                       =========       =========

21.      Subsequent Events

On February 19, 2001, CNA exercised a Put Mechanism under the SAA with SIG, IGFH and IGF. See Note 15 - Commitments and Contingencies for additional discussion regarding the effect of the Put Mechanism.

22.      Management's Plans

The Company reported, net losses of $80.3 million and $62.4 million for the years 2000 and 1999 respectively. While the stockholders' equity at December 31, 2000 is a deficit of approximately $72.7 million, SIG has a thirty year mandatorily redeemable preferred stock outstanding of $112 million at an interest rate of 9.5%. The Preferred Securities are not due for redemption until 2027. The insurance subsidiaries have statutory surplus of approximately $39.4 million upon which the Company conducts its insurance operations ($28.0 million of statutory surplus after codification). Management has initiated substantial changes in operational procedures in an effort to return the Company to profitable levels and to improve its financial condition. Early in the year 2000, the nonstandard auto insurance segment hired a new President, a new Chief Information Officer, and pricing and claims management. The Company has and is continuing to raise its rates in a market environment where increasing rates and withdrawal from the market by other companies shows positive trends for improving profitability of nonstandard automobile underwriters.

Management believes that despite the recent losses and the deterioration in stockholders equity and statutory surplus, it has developed a business plan that if successfully implemented, can substantially improve operating results and its financial condition.

23.      Discontinued Operations

In December 2000, the Company initiated the divestiture of its crop insurance segment. This business was predominantly written through IGF. The transaction, if completed, will transfer ownership of certain crop insurance accounts, effective with the 2001 crop cycle. Management does not expect any remaining crop business to be material to the consolidated financial statements and accordingly has discontinued reporting crop insurance as a business segment. The results of crop insurance segment have been reflected as "Discontinued Operations" in the accompanying consolidated financial statements.

Summarized results of operations and financial position for discontinued operations of the crop insurance segment were as follows:

Statements of Earnings (Losses)
(in thousands)
Year Ended December 31,                                                   2000            1999            1998

Gross premiums written                                                  $241,748        $237,286        $243,026
                                                                        ========        ========        ========
Net premiums written                                                     $26,466         $12,737         $62,467
                                                                         =======         =======         =======

     Net premiums earned                                                 $26,531         $14,240         $60,901
     Net investment and fee income                                         1,229             749           4,047
     Net realized capital gain                                                10              21             217
                                                                              --              --             ---
Total revenues                                                            27,770          15,010          65,165

     Loss and loss adjustment expenses                                    40,690          34,225          52,550
     Policy acquisition and general and administrative expenses            2,059             215          21,906
     Interest and amortization expense                                     1,162           1,113             502
                                                                           -----           -----             ---
Total expenses                                                            43,911          35,553          74,958

Loss before income taxes                                                 (16,141)        (20,543)         (9,793)

Income taxes:
     Current income tax (benefit)                                             --          (5,852)         (7,873)
     Deferred income tax expense                                              --             682           4,564
                                                                              --             ---           -----
Total income taxes                                                            --          (5,170)         (3,309)
                                                                              --          -------         -------

Loss from operations of discontinued segment                             (16,141)        (15,373)         (6,484)
Loss on disposal of discontinued segment                                    (900)             --              --
                                                                            -----             --              --
Net loss from discontinued operations                                   $(17,041)       $(15,373)        $(6,484)
                                                                        =========       =========        ========

Net Assets of Discontinued Operations:  (in thousands)                      2000
                                                                            ====

Assets:
Cash and invested assets                                                  $2,822
Receivables, net of allowance for doubtful accounts                       22,491
Reinsurance recoverable on paid and unpaid losses, net                    84,242
Prepaid reinsurance premiums                                              10,361
Property and equipment, net of accumulated depreciation                    5,730
Intangible assets                                                          4,280
Other assets                                                               2,124
                                                                           -----
Assets of discontinued operations                                       $132,050
                                                                        ========

Liabilities:
Losses and loss adjustment expenses                                       70,848
Unearned premiums                                                         10,361
Reinsurance Payables                                                      41,143
Notes payable                                                              1,534
Other liabilities                                                          7,480
                                                                           -----
Liabilities of discontinued operations                                  $131,366
                                                                        ========

In December 1997, the Company discontinued the operations of SIGF whose book of business was subsequently sold on January 1, 1999. Accordingly, the results of these operations have been accounted for separately from the results of ongoing operations. The net loss from discontinued operations was $2,937 for the year ended December 31, 1998.

MANAGEMENT RESPONSIBILITY

Management recognizes its responsibility for conducting the Company's affairs in the best interests of all its shareholders. The consolidated financial statements and related information in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada which involve the use of judgement and estimates in applying the accounting principles selected. Other financial information in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains systems of internal controls which are designed to provide reasonable assurance that accounting records are reliable and to safe-guard the Company's assets. The independent accounting firm of BDO Seidman, LLP has audited and reported on the Company's consolidated financial statements for 2000. Their opinion is based upon an audit conducted by them in accordance with generally accepted auditing standards to obtain assurance that the consolidated financial statements are free of material misstatements.

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


/s/ Alan G. Symons
Chief Executive Officer
March 13, 2001

Board of Directors And Stockholders of Goran Capital Inc.

Goran Capital Inc.
Toronto, Canada

We have audited the accompanying consolidated balance sheet of Goran Capital Inc. and subsidiaries (the "Company") as of December 31, 2000, and the related consolidated statements of earnings (loss), changes in stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, the 2000 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goran Capital Inc. and subsidiaries at December 31, 2000, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Canada.

The consolidated financial statements as at December 31, 1999 and for each of the two years in the period ended December 31, 1999, prior to the reclassifications made to reflect the Company's crop insurance segment as discontinued operations, were audited by the other auditros who expressed an opinion without reservation on those statements in their report dated March 14, 2000, except for Note 23, which is as of March 23, 2000. We have audited the reclassifications to the 1999 and 1998 consolidated financial statements and in our opinion, such reclassifications, in all material respects, are appropriate and have been properly applied.




BDO SEIDMAN, LLP
Grand Rapids, Michigan
Mach 13, 2001

Stockholder Information

Registrar and Transfer Agent
CIBC Mellon Trust Company
Toronto, Ontario

Independent Public Accountants
BDO Seidman LLP
Grand Rapids, Michigan

Annual Meeting of Stockholders
2 Eva Road, Suite 200
Toronto, Ontario  Canada  M9C 2A8
May 31, 2001
10:00 A.M.

Annual Report on Form 10-K
A copy of the Annual Report on Form 10-K for Goran Capital Inc. for the year ended December 31, 2000, filed with the Securities and Exchange Commission, may be obtained, without charge, upon request to the individual and address noted under Shareholder Inquiries.

Market and Dividend Information

As of July 1, 2000 Goran Capital Inc.'s common stock began trading on the OTC Bulletin Board under the symbol GNCNF.OB. Prior to this date Goran Capital Inc.'s stock was traded on the NASDAQ Stock Market's National Market. The shares also trade on the Toronto Stock Exchange.

As of December 31, 2000 there were approximately 100 Common stockholders of record, including many brokers holding shares for the individual clients. The number of individual stockholders on the same date is estimated at 1,000.

The number of commons shares outstanding on December 31, 2000 totaled 5,776,398. Information relating to the common shares is available through OTC Bulletin Board and the Toronto Stock Exchange. The following table sets forth the high and low closing sale prices for the common shares for each quarter of 2000, 1999 and 1998.

                             TORONTO STOCK EXCHANGE


                                                            2000                 1999                1998

                                                       High       Low       High      Low       High      Low

Quarter Ended

March 31                                               $4.15     $1.50     $12.37    $7.73     $31.93    $25.84

June 30                                                $3.50     $1.75     $9.75     $7.06     $29.61    $23.89

September 30                                           $2.84     $1.95     $12.78    $7.40     $28.10    $20.38

December 31                                            $2.25      $.50     $8.74     $1.95     $21.40    $8.04

                              STOCK TRADING PRICES


                                                            2000                 1999                1998

                                                       High       Low       High      Low       High      Low

Quarter Ended

March 31                                               $2.88     $1.05     $10.73    $8.38     $31.50    $25.25

June 30                                                $2.44     $1.16     $10.19    $7.31     $30.50    $23.50

September 30                                           $1.95     $1.25     $13.25    $7.75     $28.50    $19.75

December 31                                            $1.38      $.34     $8.38     $2.00     $21.06    $8.00

Goran Capital Inc. did not declare or pay cash dividends on its common stock during the years ended December 31, 2000 and 1999. Goran Capital Inc. does not plan to pay cash dividends on its common stock in the foreseeable future. Shareholder Inquiries

Inquiries should be directed to:
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

Earl R. Fonville
Vice President, Chief Financial Officer and Treasurer
Goran Capital Inc.
Symons International Group, Inc.

Gene Yerant
Executive Vice President
Goran Capital Inc.
Symons International Group, Inc.
Chief Operating  Officer and President
Superior Insurance Group, Inc.

Company, Subsidiaries and Branch Offices

HEAD OFFICE - CANADA
Goran Capital Inc.
2 Eva Road, Suite 200
Toronto, Ontario  Canada  M9C 2A8
Tel:  416-622-0660
Fax:  416-622-8809

HEAD OFFICE - US
Goran Capital Inc.
4720 Kingsway Drive
Indianapolis, Indiana  46205
Tel:  317-259-6400
Fax:  317-259-6395
Website:  www.sigins.com

SUBSIDIARIES AND BRANCHES
Symons International Group, Inc.
4720 Kingsway Drive
Indianapolis, Indiana  46205
Tel: 317-259-6300
Fax: 317-259-6395

Superior Insurance Group, Inc.
4720 Kingsway Drive
Indianapolis, Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395

Pafco General Insurance Company
4720 Kingsway Drive
Indianapolis, Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395

Superior Insurance Company
280 Interstate North Circle, N.W., Suite 500
Atlanta, Georgia  30339
Tel:  770-952-4885
Fax:  770-988-8583

Superior Insurance Company
1745 West Orangewood Road, Suite 210
Orange, California  92826
Tel:  714-978-6811
Fax:  714-978-0353


Superior Insurance Company
6303 Little River Turnpike
Suite 220
Alexandria, Virginia  22312
703-916-8001

Opens May 15th
Superior Insurance
150 Monument Road, Suite 610
Bala Cynwyd, Pennsylvania  19004-1701
No Phone Available At This Time

IGF Insurance Company
4720 Kingsway Drive
Indianapolis, Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395