Form 10-K, Exhibit 13
period 2002-12-31
GORAN CAPITAL INC
filed 2003-06-13
CIK 925600

[GRAPHIC OMITED]


                                                                [GRAPHIC OMITED]


                               GORAN CAPITAL INC.

                               2002 ANNUAL REPORT

                               GORAN CAPITAL INC.

                          ANNUAL REPORT TO SHAREHOLDERS

                                DECEMBER 31, 2002


BUSINESS  ACTIVITIES
Goran Capital Inc. ("Goran") owns subsidiaries engaged in a number of business activities. The most extensive of these is the property and casualty insurance business conducted in the United States, Canada and Barbados, on both a direct and reinsurance basis through a number of subsidiaries collectively referred to in this report as Goran. The common stock of Goran trades on The Toronto Stock Exchange under the symbol "GNC.TO" and the OTC Bulletin Board under the symbol "GNCNF.OB."

Goran owns 73.8% of Symons International Group, Inc. ("SIG") which trades on the OTC Bulletin Board under the symbol "SIGC.OB." SIG owns insurance companies principally engaged in the nonstandard automobile insurance market.

Superior Insurance Company and Pafco General Insurance Company underwrite nonstandard automobile insurance in the United States. Nonstandard automobile insurance is marketed and sold through independent agents to drivers who are unable to obtain coverage from insurers at standard or preferred rates.

Prior to 2001, the Company was also engaged in the crop insurance business. On June 6, 2001, the Company exited the crop insurance business when IGF Insurance Company sold its crop insurance operations to a third party. Accordingly, the financial statements included in this report reflect the results of the crop insurance segment as "discontinued operations."

Granite Reinsurance Company Ltd. underwrites finite (limited risk) reinsurance in Bermuda, the United States and Canada.


All dollar amounts shown in this report are in U.S. currency unless otherwise indicated. The conversion rates between U.S. and Canadian dollars for transactions occurring during the year 2002 was 1.57021 and for balances as of December 31, 2002 the rate is 1.57690.



TABLE OF CONTENTS
Financial Highlights . . .  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Chairman's Report to Stockholders                                                                                                 3
Selected Financial Data. .      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4
Management's Discussion and Analysis of Financial Condition and Results of Operations.  . . . . . . . . . . . . . . . . . . . .   5
Consolidated Financial Statements. . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .  15
Notes to Consolidated Financial Statements . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . .  19
Report of Independent Accountants. . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . .  42
Stockholder Information. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . .  43
Board of Directors and Executive Officers. . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . .  44
Subsidiaries and Branch Offices. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . . . . . . . . . . . .  45

FINANCIAL  HIGHLIGHTS  1
(In  thousands,  except  per  share  data)
For  the  years  ended  December  31,

                                                   2002       2001       2000       1999       1998
                                                 ---------  ---------  ---------  ---------  ---------
Gross premiums written. . . . . . . . . . . . .  $111,394   $193,186   $182,099   $236,401   $303,745
Net operating earnings
(loss) from continuing
operations 2. . . . . . . . . . . . . . . . . .  $(18,187)  $(19,011)  $(12,417)  $(49,883)  $    471
Net loss from discontinued
 operations . . . . . . . . . . . . . . . . . .  $     --   $ (2,156)  $(17,041)  $(15,373)  $ (9,421)
Net loss. . . . . . . . . . . . . . . . . . . .  $(29,745)  $(34,093)  $(80,265)  $(62,373)  $(11,936)
Basic operating earnings
 (loss) per share from continuing operations 2.  $  (3.37)  $  (3.34)  $  (2.13)  $  (8.49)  $   0.08
Basic loss per share from
 discontinued operations. . . . . . . . . . . .  $     --   $  (0.38)  $  (2.93)  $  (2.61)  $  (1.61)
Basic loss per share. . . . . . . . . . . . . .  $  (5.51)  $  (5.99)  $ (13.79)  $ (10.61)  $  (2.04)
Stockholders' equity
 (deficit). . . . . . . . . . . . . . . . . . .  $(90,752)  $(89,146)  $(72,668)  $(12,887)  $ 49,725
Return on average equity 3. . . . . . . . . . .  N/A        N/A        N/A        N/A          (21.7%)
Book value (deficit) per
 share. . . . . . . . . . . . . . . . . . . . .  $ (16.82)  $ (15.65)  $ (12.48)  $  (2.19)  $   8.51
Market Value per share. . . . . . . . . . . . .  $   0.22   $   0.61   $   0.34   $   2.00   $  10.38

1. The financial statements of the Company have been prepared in accordance with Canadian GAAP presented in U.S. dollars.
2. Operating earnings and per share amounts exclude amortization, interest, taxes, realized capital gains and losses, minority interest, and any extraordinary items.
3. Return on average equity cannot be calculated due to the accumulated deficit in stockholders' equity in 2002, 2001, 2000 and 1999.


                               [GRAPHIC  OMITED]


                               [GRAPHIC  OMITED]


CORPORATE  STRUCTURE

------
Chairman's  Report  to  Stockholders
------------------------------------

May  27,  2003

Dear  Fellow  Stockholder:

Despite a difficult market that permeated the insurance industry since September 11, 2001, we are seeing improvement in our company's operations as a result of key changes we have made.

The company reached a pinnacle in its operations in the late 1990's. We were writing premiums in excess of $500 million and realizing pre-tax profits in excess of $20 million. The latter part of that era saw a change in the underwriting of insurance in those fields that we were most active, nonstandard auto insurance and crop insurance.

The largest writer in the nonstandard field with premiums in the area of $10 billion decided in the latter half of the 90's that it would undertake a program of rate cutting to gain market share of the business. This forced other nonstandard insurers to reduce or hold the rates at levels that were not economical in an attempt to maintain business that would be otherwise lost. The results were that we, like others in the same field of insurance activity, struggled with increasing losses. This came at a time when the markets were unable to effectively increase rates to meet the added cost of deteriorating loss experience.

We cut costs of operations in an effort to produce a profitable portfolio of this class of business. We took the dramatic step of releasing employees, including several of the top personnel in the company. We culminated these changes in 2002 by appointing Douglas Symons as Chief Executive Officer of Goran Capital Inc.

Further, the company stopped writing business in jurisdictions where rates were inadequate and concentrated on renewing the business that was performing best. We received some help earlier on when the principal writer of nonstandard auto insurance decided that the loss of profits they encountered by their zeal to capture a larger share of the business was not favoring them. This return to a more normal market assisted us, and along with other changes we made, we now see improving results.

We put the business of IGF on the block two years ago and sold it to a leading writer of this class of insurance. 2002 was their first full year with the business they acquired from us. They were hit with net losses that exceeded earned premiums by approximately $50 million, which is an indication of the feast or famine nature of the crop insurance business.

It has been a hard grind over the past several years. Not only have we had to deal with the matters I mentioned, the insurance industry has been in turmoil since September 11, 2001 when terrorist losses exceeded $150 billion.

We have reduced the number of staff from 342 to 209 and our marketing, claims, and accounting departments have been placed under new management. They are doing an admirable job and with the strong executive team Douglas has assembled, I am encouraged that we are on the road back to sensibility and profits.

The Board of Directors has stuck with us through these trying times and I would be remiss if I did not thank them and congratulate the executives of the company and our employees for the brightening picture I feel they are bringing to us.




/s/  G.  Gordon  Symons
Chairman

SELECTED  CONSOLIDATED  HISTORICAL  FINANCIAL  DATA
OF  GORAN  CAPITAL  INC.

The selected consolidated financial data presented below is derived from the consolidated financial statements of the Company and its subsidiaries for the years ended December 31. This information should be read in conjunction with the consolidated financial statements of the Company and the notes thereto, included elsewhere in this report. All information is in thousands, except share, per share and ratio data.

                                               2002       2001       2000       1999       1998
                                             ---------  ---------  ---------  ---------  ---------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Gross Premiums Written. . . . . . . . . . .  $111,394   $193,186   $182,099   $236,401   $303,745
Net Premiums Earned . . . . . . . . . . . .    41,037    108,197    145,532    261,800    281,276
Fee Income. . . . . . . . . . . . . . . . .    10,318     12,425     14,239     15,335     16,431
Net Investment Income . . . . . . . . . . .     4,390      6,998     12,171     13,125     13,126
Loss from Continuing Operations 4 . . . . .   (29,745)  $(31,937)  $(63,224)  $(47,000)  $ (2,515)
Loss from Discontinued Operations . . . . .        --   $ (2,156)  $(17,041)  $(15,373)  $ (9,421)
                                             ---------  ---------  ---------  ---------  ---------
Net Loss. . . . . . . . . . . . . . . . . .   (29,745)  $(34,093)  $(80,265)  $(62,373)  $(11,936)
                                             =========  =========  =========  =========  =========

PER COMMON SHARE DATA:
Basic Loss from Continuing
  Operations. . . . . . . . . . . . . . . .  $  (5.51)  $  (5.61)  $ (10.86)  $  (8.00)  $  (0.43)
Basic Loss from Discontinued
  Operations. . . . . . . . . . . . . . . .        --   $  (0.38)  $  (2.93)  $  (2.61)  $  (1.61)
Basic Net Loss. . . . . . . . . . . . . . .  $  (5.51)  $  (5.99)  $ (13.79)  $ (10.61)  $  (2.04)
Basic Weighted Average Shares Outstanding .     5,394      5,696      5,822      5,876      5,841

GAAP RATIOS:
Loss and LAE Ratio 1. . . . . . . . . . . .     125.5%      88.0%      78.2%      92.6%      81.2%
Expense Ratio 2 . . . . . . . . . . . . . .      36.8%      37.7%      38.7%      31.5%      23.3%
Combined Ratios 3 . . . . . . . . . . . . .     162.3%     125.7%     116.9%     124.1%     104.5%

CONSOLIDATED BALANCE SHEET DATA:
Investments . . . . . . . . . . . . . . . .  $ 58,479   $113,795   $148,890   $225,168   $236,144
Total Assets. . . . . . . . . . . . . . . .   161,966    376,319    440,032    519,922    570,989
Losses and LAE. . . . . . . . . . . . . . .    72,809     84,876    113,149    157,425    140,484
Trust Preferred Securities. . . . . . . . .    67,994     94,540    112,000    135,000    135,000
Total Shareholders' Equity (Deficit). . . .   (90,752)   (89,146)   (72,668)   (12,887)    49,725
Book Value (Deficit) Per Share. . . . . . .  $ (16.82)  $ (15.65)  $ (12.48)  $  (2.19)  $   8.51

1. Loss and LAE ratio: The ratio of loss and loss adjustment expenses ("LAE") incurred during the period, as a percentage of premiums earned.
2. Expense ratio: The ratio of policy acquisition, general and administrative expenses less billing fees, as a percentage of premiums earned.
3. Combined ratio: The sum of the loss and LAE ratio plus the expense ratio as a percentage of premiums earned.
4. Loss from continuing operations for the year 2000 includes a write-down of $33.5 million for goodwill. See Note 6 to the consolidated financial statements for additional information.

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OF  FINANCIAL  CONDITION
AND  RESULTS  OF  OPERATIONS

FORWARD-LOOKING  STATEMENTS
All statements, trend analyses, and other information herein contained relative to markets for the Company's products and/or the Company's operations or financial results constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the Act). Forward-looking statements include statements which are predictive in nature, which depend upon or refer to future events or conditions, which include words such "anticipate," "could," "feel(s)," "believes," "plan," "estimate," "expect," "should," "intend," "will," and other similar expressions . In addition, any statements concerning future financial performance, ongoing business strategies or prospects and possible future Company actions which may be provided by management are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, but are not limited to, the effect on customers, agents, employees and others due to SIG's and its subsidiaries' receipt of going concern opinions from their accountants; general economic conditions, including prevailing interest rate levels and stock market performance; factors affecting the Company's nonstandard automobile operations such as rate increase approval, policy renewals, new business written, and premium volume; and the factors described in this section and elsewhere in this report. These forward-looking statements are not guaranties of future performance and the Company has no specific intention to update these statements.

OVERVIEW
Goran Capital Inc. (the "Company" or "Goran") owns insurance companies that underwrite and market nonstandard private passenger automobile insurance. The Company's principal insurance company subsidiaries are Pafco General Insurance Company ("Pafco"), Superior Insurance Company ("Superior") and IGF Insurance Company ("IGF").

STRATEGIC  ALIGNMENT
As previously announced, in the fourth quarter of 2000, management initiated a strategic review of the Company's U.S. operations. This review resulted in a plan to divest of the Company's crop insurance segment, allowing management to focus on nonstandard automobile insurance. In June 2001, the Company sold its crop insurance segment and adopted a plan to wind-down the remaining crop insurance segment obligations.

Accordingly, financial results of the crop insurance segment are presented as discontinued operations in the Company's financial statements. Continuing operations of the Company consist primarily of the nonstandard automobile insurance segment.

NONSTANDARD  AUTOMOBILE  INSURANCE  OPERATIONS
The Company's nonstandard automobile insurance operations are conducted by SIG and its subsidiaries. Specifically, Pafco, Superior, Superior Guaranty Insurance Company ("Superior Guaranty") and Superior American Insurance Company ("Superior American"), are engaged in the writing of insurance coverage for automobile physical damage and liability policies for nonstandard risks. Nonstandard risk insureds are those individuals who are unable to obtain insurance coverage through standard market carriers due to factors such as poor premium payment history, driving experience or violations, particular occupation or type of vehicle. The U.S. insurance company subsidiaries offer several different policies that are directed towards different classes of risk within the nonstandard market. Premium rates for nonstandard risks are higher than for standard risks. Since it can be viewed as a residual market, the size of the nonstandard private passenger automobile insurance market changes with the insurance environment, for example, expanding when the standard coverage becomes more restrictive. Nonstandard policies have relatively short policy periods and low limits of liability. Due to the low limits of coverage, the period of time that elapses between the occurrence and settlement of losses under nonstandard policies is shorter than many other types of insurance. Also, since the nonstandard automobile insurance business typically experiences lower rates of retention than standard automobile insurance, the number of new policyholders underwritten by nonstandard automobile insurance carriers each year is substantially greater than the number of new policyholders underwritten by standard carriers.

RESULTS  OF  OPERATIONS

CONSOLIDATED  OVERVIEW
Years  Ended  December  31,  2002  and  2001

The loss on continuing operations was $(29,745,000) or $(5.51) per share (basic and diluted) and $(31,937,000) or $(5.61) per share (basic and diluted) for 2002 and 2001, respectively. The loss before income taxes and distributions on minority interest was $(21,675,000) and $(21,568,000) for 2002 and 2001,
respectively. Operating earnings (loss) from continuing operations, measured as income (loss) before amortization, interest, taxes, realized capital gains and losses and minority interest was $(18,187,000) or $(3.37) per share (basic and diluted) and $(19,011,000) or $(3.34) per share (basic and diluted) in 2002 and 2001, respectively. The loss from discontinued operations was $0 and $(2,156,000) for 2002 and 2001, respectively.

Although the Company has taken a number of actions to address factors contributing to these past losses, there can be no assurance that operating losses will not continue. See "Liquidity and Capital Resources" for further discussion of recent trends and uncertainties that are reasonably likely to have a material effect on the Company's financial condition and results of operations.

Year  Ended  December  31,  2000

For the year 2000, the Company reported a loss on continuing operations of $(63,224,000) or $(10.86) per share (basic and diluted) which includes a one-time write down of goodwill in the amount of $33,464,000. Loss before income taxes and distribution on minority interest was $(53,347,000). Operating earnings (loss) from continuing operations, measured as income/(loss) before amortization, interest, taxes, realized capital gains and losses, minority interest, and any extraordinary items, was $(12,417,000) or $(2.13) per share (basic and diluted). The loss from discontinued operations was $(17,041,000).

GORAN  CAPITAL  INC.
Goran Capital Inc. is an investment holding company that holds subsidiary investments and engages in the identification and evaluation of potential investment opportunities. The net loss was $(922,000) and $(5,187,000) for 2002 and 2001, respectively. The higher loss in 2001 is attributable mainly to higher legal costs and an increase in reserves for uncollectibility of certain loans during 2001. Net cash flow was $(2,475,000) and $2,421,000 for 2002 and 2001, respectively.

SYMONS  INTERNATIONAL  GROUP,  INC.
YEARS  ENDED  DECEMBER  31,  2002  AND  2001

Gross  Premiums  Written
Gross premiums written decreased 33.1% or $53,317,000 in 2002 from 2001 levels. Premium rate increases of approximately 11.0% were implemented throughout 2002 and were offset by a reduction in policies in force of 46.9%. The primary reasons for this decline were SIG's withdrawal from certain highly competitive markets, additional strict underwriting initiatives intended to increase profitability, and the regulatory and strategic actions accompanied with a reduction in policies in force.

Net  Premiums  Written
Net premiums written represent the portion of premiums retained by SIG's insurance subsidiaries after consideration for risk sharing through reinsurance contracts. As a result of declines in surplus in SIG's insurance subsidiaries and to manage overall risk retention, in 2000 SIG's insurance subsidiaries entered into a reinsurance agreement to cede a portion of their gross written premiums to National Union Fire Insurance Company ("National") of Pittsburgh, Pennsylvania, an unrelated third party. During 2002, SIG's insurance subsidiaries ceded approximately 71.7% of their gross written premiums on new and renewal business to reinsurers under a quota share reinsurance contract that was effective January 1, 2000.

Net  Premiums  Earned
Net  premiums  earned decreased 51.1% or $39,285,000 for the year ended December
31, 2002 as compared to the same period in 2001. Premiums are earned ratably over the term of the underlying insurance contracts. The reduction in net premiums earned reflects the overall reduction in gross premiums written and the increase in ceded premiums.

Fee  Income
Fee income is derived from installment billings and other services provided to policyholders. For the year ended December 31, 2002, fee income decreased 24.0% or $2,954,000. The reduction in fee income is attributed to the reduction of insurance policies in force of 46.9% and the overall decline in written premium.

Net  Investment  Income
Net investment income decreased 34.1% or $2,147,000 in 2002 as compared to 2001. This decrease reflects the decline in invested assets during a period of declining premiums, the liquidation of investments to pay prior year losses settled in 2002 and to settle the reinsurance payable to National. Furthermore, return on investments deteriorated due to a highly volatile market dominated by unfavorable economic conditions due to the worldwide recession.

Net  Realized  Capital  Losses
Net realized capital losses were $(2,807,000) and $(1,185,000) in 2002 and 2001, respectively. Capital losses resulted primarily from the continued liquidation of longer duration fixed income securities in 2002 in order to fund operational expenses, claim payments and reinsurance payments to AIG under unfavorable market conditions and permanent impairment of other than temporary investments.

Losses  and  Loss  Adjustment  Expenses
SIG's loss and LAE ratio for the year ended December 31, 2002, was 127.9% of net premiums earned as compared to 91.5% of net premiums earned for 2001. A portion of LAE, unallocated loss adjustment expense ("ULAE"), is not ceded as part of the quota share reinsurance contract mentioned above and accounts for approximately 5 points of the increased loss ratio in 2002 with the remainder of the increase due to adverse loss experience.

Policy  Acquisition  and  General  and  Administrative  Expense
SIG reduced policy acquisition and general and administrative expenses for the year 2002 to $20,677,000 from the 2001 level of $40,535,000, a reduction of approximately 49.0%. This reduction reflects the decline in gross written premiums, an increase in ceding commissions associated with the quota share reinsurance contract and overall operating expense reduction initiatives. As a percentage of gross premiums earned, SIG experienced a decrease in its operating expense ratio, net of fee income, from 36.7% in 2001 to 30.1% in 2002.

Amortization  of  Deferred  Financing  Costs
Amortization expense totaled $171,000 for the years-ended December 2002 and 2001.

Income  Taxes
At December 31, 2002, SIG's net deferred tax assets were fully offset by a 100% valuation allowance that resulted in no tax benefit in 2002.

YEARS  ENDED  DECEMBER  31,  2001  AND  2000

Gross  Premiums  Written
Gross premiums written decreased 7.7% or $13,369,000 in 2001 from 2000 levels. Premium rate increases of approximately 24.8% were implemented throughout 2001 that were offset by a reduction in policies in force of 23.3%. The decline in gross premiums also resulted from SIG's exit of certain highly competitive markets and instituting other underwriting initiatives intended to increase profitability, which had the effect of reducing premium. Regulatory action in certain states also limited premiums written.

Net  Premiums  Written
Net premiums written represent the portion of premiums retained by SIG after consideration for risk sharing through reinsurance contracts. As a result of losses in SIG's insurance subsidiaries and to manage overall risk retention, SIG's insurance subsidiaries entered into a reinsurance agreement to cede a portion of their gross written premiums to a third party. During 2001, SIG's insurance subsidiaries ceded approximately 54% of their gross written premiums on new and renewal business to the reinsurers, under a quota share reinsurance contract that was effective January 1, 2000. In addition, SIG's insurance subsidiaries ceded a portion of their unearned premium reserve bringing the total cession to 79% in 2001.

Net  Premiums  Earned
Net  premiums  earned decreased 44.1% or $60,759,000 for the year ended December
31, 2001 as compared to the same period in 2000. Premiums are earned ratably over the term of the underlying insurance contracts. The reduction in net premiums earned is reflected of the overall reduction in gross premiums written and the increase in ceded premiums.

Fee  Income
Fee income is derived from installment billings and other services provided to policyholders. For the year ended December 31, 2001, fee income decreased 13.0% or $1,845,000 as compared to the same period in 2000. The reduction in fee income was attributed to the reduction of insurance policies in force of 23.3% and the overall decline in written premium.

Net  Investment  Income
Net investment income decreased 37.6% or $3,788,000 in 2001 as compared to 2000. This decrease reflected the decline in invested assets during a period of declining premiums and the liquidation of investments to pay prior year losses settled in 2001. Furthermore, return on investments deteriorated due to a highly volatile market dominated by unfavorable economic conditions due to the worldwide recession and effects from the September 2001 terrorist attacks.

Net  Realized  Capital  Losses
Net realized capital losses were $(1,185,000) and $(5,972,000) in 2001 and 2000, respectively. Capital losses resulted from the liquidation of longer duration fixed income securities in 2001 in order to rebalance the investment activities in the portfolio. These transactions resulted in higher cash proceeds that were reinvested in shorter duration investment instruments. Capital losses were also realized due to the continued liquidation of investments to fund operations and claim payments under unfavorable market conditions.

Losses  and  Loss  Adjustment  Expenses
SIG's loss and LAE ratio for the year ended December 31, 2001, was 91.5% of net premiums earned as compared to 82.3% of net premiums earned for 2000. A portion of LAE, ULAE, is not ceded as part of the quota share reinsurance contract mentioned above and accounts for approximately 4 points of the increased loss ratio in 2001 with the reminder of the increase due to adverse loss expense.

Policy  Acquisition  and  General  and  Administrative  Expense
SIG reduced policy acquisition and general and administrative expenses for the year 2001 to $40,535,000 from the 2000 level of $67,538,000, a reduction of approximately 40%. This reduction is reflected the decline in gross written premiums, an increase in ceding commissions associated with the quota share reinsurance contract and overall operating expense reduction initiatives. As a percentage of gross premiums earned, SIG experienced a decrease in its operating expense ratio, net of fee income, from 38.8% in 2000 to 36.7% in 2001. This decrease in the expense ratio is the result of reduced operating expense initiatives and an increase in ceding commissions earned under the quota share reinsurance contract.

Amortization  of  Intangibles
Amortization expense decreased nearly 100%, or $34,806,000, in 2001 as compared to 2000 as the goodwill was written to zero at December 31, 2000.

Income  Taxes
At December 31, 2001, SIG's net deferred tax assets were fully offset by a 100% valuation allowance that resulted in no tax benefit in 2001.

SYMONS  INTERNATIONAL  GROUP  (FLORIDA),  INC.
Goran's wholly owned subsidiary, Symons International Group (Florida), Inc. ("SIGF"), is primarily engaged in the operation of a property/casualty insurance brokerage and a flood insurance brokerage. The property casualty/insurance brokerage operations were acquired effective on November 1, 2001 via an asset purchase transaction. The net commission revenue from this operation was $802,000 in 2002.

Historically, SIGF was a specialized surplus lines underwriting unit. By late 1998, SIGF's operations no longer fit the Company's strategic operating plan of concentrating on the business segments of nonstandard automobile and reinsurance. Accordingly, the majority of the book of business was sold effective January 1, 1999. A small amount of premium remained after the sale. The premium volume from this operation was $1,218,000, $1,619,000 and $6,427,000 as of December 31, 2000, 1999 and 1998, respectively. The net loss was $48,000, $861,000 and $2,937,000 as of December 31, 2000, 1999 and 1998, respectively.

GRANITE  INSURANCE  COMPANY
Granite Insurance Company ("Granite") is a Canadian federally licensed insurance company which is presently servicing its investment portfolio and one outstanding claim. Granite stopped writing business on December 31, 1989. Granite sold its book of Canadian business in January 1990 to an affiliate which was subsequently sold to third parties in June 1990. The outstanding claims continue to be settled in accordance with actuarial estimates. Granite's invested assets decreased to $2.3 million at December 31, 2002 from $2.5 million at December 31, 2001. This was the result of claims and operating expenses paid during 2002. Total net outstanding claims were $42,000 and $88,000 at December 31, 2002 and 2001, respectively. Management expects that the run-off of the one outstanding claim will be completed by 2004. Granite recorded a net gain (loss) of $(367,000), $827,000 and $(117,000) in 2002, 2001 and 2000, respectively.

GRANITE  REINSURANCE  COMPANY  LTD.
During 2002 Granite Reinsurance Company Ltd. ("Granite Re") was managed by Atlantic Security Ltd. of Bermuda and a corporate services management company in Barbados. Granite Re underwrites finite risk, stop loss and quota share reinsurance, through various programs in Bermuda, the United States and Canada. During 2002, 2001 and 2000, Granite Re participated in certain quota share and stop loss programs for the now discontinued crop operations. These programs were  in  accordance  with  third  party  placements.

Net premiums earned were $3.5 million in 2002, $31.5 million in 2001 and $7.8 million in 2000. Net earnings (loss) were $(1.6) million in 2002, $0.5 million in 2001 and $7.5 million in 2000. The net earnings for 2000 were primarily related to favorable development in the losses incurred on its quota share reinsurance, which is assumed from a related insurer and interest income on a book of business assumed from a nonaffiliate.

Granite Re's capital and surplus was $12.1 million and $14.8 million as of December 31, 2002 and 2001, respectively.

LIQUIDITY  AND  CAPITAL  RESOURCES
The primary source of funds for Goran is through dividend and other funding from Granite Re.

The primary sources of funds for SIG are fees from policyholders and management fees from SIG's subsidiaries.

Superior Insurance Group, Inc. ("Superior Group") collects billing fees charged to Pafco policyholders who elect to make their premium payments in installments, and managing general agent ("MGA") fees charged to Superior policyholders. Superior Group also receives management fees under its management agreement with its insurance subsidiaries. When the Florida Department of Insurance ("FDOI") approved the acquisition of Superior by Superior Group, it prohibited Superior from paying any dividends (whether extraordinary or not) for four years from the date of acquisition (May 1, 1996) without the prior written approval of the FDOI, which restriction expired in April 2000. As a result of regulatory actions taken by the Indiana Department of Insurance ("IDOI") with respect to Pafco and IGF, those subsidiaries may not pay dividends without prior approval by the IDOI. Pafco cannot pay extraordinary dividends, within the meaning of the Indiana Insurance Code, without the prior approval of the Indiana Insurance Commissioner. The management fees charged to Pafco and Superior are subject to review by the IDOI and FDOI, respectively.

The nonstandard automobile insurance subsidiaries' primary source of funds is premiums, investment income and proceeds from the maturity or sale of invested assets. Such funds are used principally for the payment of claims, payment of claims settlement costs, operating expenses (primarily management fees), commissions to independent agents, premium taxes, dividends and the purchase of investments. There is variability in cash outflows because of uncertainties regarding settlement dates for liabilities for unpaid losses. Accordingly, the Company maintains investment programs intended to provide adequate funds to pay claims. Due to reduced premium volume during 2002 and 2001, SIG liquidated investments to pay claims. SIG historically has tried to maintain duration averages of 3.5 years. However, the reduction in new funds due to lower premium volume caused SIG to shorten the duration of its investments. SIG may incur additional costs in selling longer term bonds to pay claims, as claim payments tend to lag premium receipts. Due to the decline in premium volume, SIG experienced a reduction in its investment portfolio, but to date has not experienced any problems meeting its obligations for claims payments.

On August 12, 1997, SIG issued through a wholly owned trust subsidiary $135 million aggregate principal amount in trust originated preferred securities (the "Preferred Securities"). The Preferred Securities have a term of 30 years with semi-annual interest payments of $6.4 million that commenced February 15, 1998. SIG may redeem the Preferred Securities in whole or in part 10 years after the issue date.

SIG elected to defer the semi-annual interest payments due in February and August 2000, 2001 and 2002. SIG elected to defer the semi-annual interest payments due in February 2003. SIG expects to continue this practice through 2003 and 2004. The unpaid interest installment amounts accrue interest at 9.5%.

The following table sets forth (in thousands) SIG's obligations under the Preferred Securities as of December 31, 2002:

                                           Payments due by Period
                                     Less than  1 - 3   3 - 5  More than
Contractual Obligation          Total  1 year   years   years   5 years
Interest payments under the
 Preferred Securities          $378,929   -  $   96,779  $25,650  $256,500
Principal payments under the
 Preferred Securities          $135,000   -           -        -  $135,000

SIG may continue to defer the semi-annual interest payments for up to an aggregate of five (5) years as permitted by the indenture for the Preferred Securities. All of the deferred interest (approximately $84 million, if all payments due in 2003 and 2004 are deferred) will become due and payable in February 2005. SIG relies on the payment of finance and service fees by its subsidiaries to fund its operations, including its payment of interest on the Preferred Securities. Certain state regulators, including the FDOI, have issued orders prohibiting SIG's subsidiaries from paying such fees to SIG. In the event such orders continue, SIG may not have sufficient revenue to fund its operations or to pay the deferred interest on the Preferred Securities. Such failure to pay could result in a default under the indenture and acceleration of the payment of the Preferred Securities.

The trust indenture contains certain restrictive covenants based upon SIG's consolidated coverage ratio of earnings before interest, taxes, depreciation and amortization (EBITDA). If SIG's EBITDA falls below 2.5 times consolidated interest expense (including Preferred Securities distributions) for the most recent four quarters, the following restrictions become effective:

- SIG may not incur additional indebtedness or guarantee additional indebtedness.
- SIG may not make certain restricted payments including making loans or advances to affiliates, repurchasing common stock or paying dividends in excess of a stated limitation.
- SIG may not increase its level of non-investment grade securities defined as equities, mortgage loans, real estate, real estate loans and non-investment grade fixed income securities.

These restrictions currently apply, as SIG's consolidated coverage ratio was (0.95) in 2002, and will continue to apply until SIG's consolidated coverage ratio complies with the terms of the trust indenture. SIG complied with these additional restrictions as of December 31, 2001 and 2002 and was in compliance as of May 9, 2003.

Net cash used by the Company's operating activities was $(68,801,000) and $(23,490,000) in 2002 and 2001, respectively.

Beginning in the fourth quarter of 2001 and continuing in January and February 2002, SIG experienced sustained adverse loss experience on a substantial portion of its new business written in certain markets. In late February and early March 2002, SIG commenced further analysis of loss ratios by individual agency and a review of claim settlement procedures. Based on this and other analysis, during 2002 SIG took a number of actions to improve its financial position and operating results including:

- Eliminated reinstatements in all markets, i.e., upon policy cancellation, the insured must obtain a new policy at prevailing rates and underwriting guidelines;
- Terminated or placed on new-business-moratorium several hundred agents whose loss ratios were abnormally high when compared to the average for the remaining agents (these agents accounted for approximately 16% of SIG's total gross written premium in 2001);
- Increased underwriting requirements in certain markets including higher down payments, new policy fees, and shorter policy terms;
- Hired a new vice president of claims with significant auto claims experience to improve the claims function.

The  above  actions  were  followed  by:

-    Replacement  of  the  president  of  the  non-standard automobile business;
- Consolidation of all underwriting activities, premium accounting and agency licensing to Indianapolis, IN from Atlanta, GA;
- Closing of regional offices in Denver, CO; Virginia Beach and Alexandria, VA; Glendale, CA and Jacksonville, FL;
-    Replacement  of  the  claims  department  national  litigation  manager;
-    Replacement  of  the  marketing  manager  and  the  product  manager;
-    Heavy  focus  on  the  improvement  of  process  and  customer service; and
-    Continued  transition  to  an  improved  policy  processing  system.

Shareholders' equity reflected a deficit of $(90,752,000) at December 31, 2002, which does not reflect the statutory surplus upon which the Company conducts its various insurance operations. The Company's U.S. insurance subsidiaries, not including IGF, had statutory surplus of approximately $13.0 million as reflected in the Company's U.S. insurance subsidiaries' annual statutory financial statements filed on February 28, 2003. Following the inclusion in the reserve amounts pursuant to the consulting actuary's analysis, SIG's insurance subsidiaries had statutory surplus of $3.0 million as of December 31, 2002. In May 2003, pursuant to a reserve analysis completed by the consulting actuary engaged by BDO Seidman, LLP, the Company's and SIG's independent auditor, it was determined that the loss and LAE reserves of Superior and Pafco should be increased as of December 31, 2002. These reserve adjustments, along with resulting adjustments to the permitted carrying values of certain assets, were recorded in the 2002 audited statutory financial statements filed for Superior and Pafco with the FDOI and the IDOI, respectively.

     EFFECTS  OF  INFLATION
     Due to the short term that claims are outstanding in the majority of the product lines the Company underwrites, inflation does not pose a significant risk to the Company.

SIGNIFICANT  ACCOUNTING  POLICIES
The Company's financial statements reflect the selection and application of accounting policies that require management to make significant estimates and assumptions. Management believes that the most critical judgment area in the application of its accounting policies is the reserves for losses and LAE. These reserves include estimates for reported unpaid losses and LAE and losses incurred but not reported. These reserves are not discounted. Reserves are established using individual case-basis evaluations and statistical analysis as claims are reported. Those estimates are subject to the effects of trends in loss severity and frequency. While management believes the reserves make reasonable provisions for unpaid loss and LAE obligations, those provisions are necessarily based on estimates and are subject to variability. Changes in the estimated reserves are charged or credited to operations, as additional information on the estimated amount of a claim becomes known during the course of its settlement. The gross reserve for losses and LAE is reported net of anticipated receipts for salvage and subrogation. See Note 7 to the Consolidated Financial Statements for additional disclosure regarding the reserve for losses and LAE. The variation between the estimated loss and LAE and actual experience can be material.

PRIMARY  DIFFERENCES  BETWEEN  GAAP  AND  SAP
The financial statements contained herein have been prepared in conformity with Canadian Generally Accepted Accounting Principles ("GAAP") which differ from Statutory Accounting Practices ("SAP") prescribed or permitted for insurance companies by regulatory authorities in the following respects: (i) certain assets are excluded as "Nonadmitted Assets" under statutory accounting; (ii) costs incurred by the Company relating to the acquisition of new business are expensed for statutory purposes; (iii) the investment in wholly-owned subsidiaries is consolidated for GAAP rather than valued on the statutory equity method in which the net income or loss and changes in unassigned surplus of the subsidiaries is reflected in net income for the period rather than recorded directly to unassigned surplus; (iv) fixed maturity investments are reported at amortized cost or market value based on their National Association of Insurance Commissioners ("NAIC") rating; (v) the liability for losses and loss adjustment expenses and unearned premium reserves are recorded net of their reinsured amounts for statutory accounting purposes; (vi) deferred income taxes are recognized as specified by statutory guidance; and (vii) credits for reinsurance are recorded only to the extent considered realizable.

NEW  ACCOUNTING  STANDARDS
The NAIC adopted the Codification of Statutory Accounting Principles guidance (the "Codification"), which replaced the Accounting Practices and Procedures manual, as the NAIC's primary guidance on statutory accounting effective January 1, 2001. The IDOI and the FDOI have adopted the Codification. The changes in statutory accounting principles resulting from codification that affected the Company's U.S. insurance subsidiaries, among other things, limit the statutory carrying value of electronic data processing equipment and deferred tax assets in determining statutory surplus.

In June 2001, the Financial Accounting Standards Board (the "Board") finalized FASB Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets, and No. 143, Accounting for Asset Retirement Obligations. In August 2001, the Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. In December 2002, the Board issued FASB Statement No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure. These new standards are effective in 2002 and are not expected to have a material impact on the Company's financial position or results of operations.

QUANTITATIVE  AND  QUALITATIVE  DISCLOSURES  ABOUT  MARKET  RISK
Insurance company investments must comply with applicable laws and regulations that prescribe the kind, quality and concentration of investments. In general, these laws and regulations permit investments, within specified limits and subject to certain qualifications in federal, state and municipal obligations, corporate bonds, preferred and common securities, real estate mortgages and real estate. The investment portfolios of the Company at December 31, 2002, consisted of the following (in thousands):

                                                            Cost or
Type of Investment. . . . . . . . . . . . . . . . . . .  Amortized Cost   Market Value
-------------------------------------------------------  ---------------  -------------
Fixed maturities:
United States Treasury securities and other obligations
 of the United States government or its agencies. . . .  $        17,814  $      18,355
Obligations of states and political subdivisions. . . .            4,863          5,041
Corporate securities. . . . . . . . . . . . . . . . . .           13,358         13,720
                                                         ---------------  -------------
Total fixed maturities. . . . . . . . . . . . . . . . .           36,035         37,116
Equity securities:
Common stocks . . . . . . . . . . . . . . . . . . . . .           10,778          7,331
Short-term investments. . . . . . . . . . . . . . . . .            8,495          8,495
Other investments . . . . . . . . . . . . . . . . . . .            3,171          3,171
                                                         ---------------  -------------
Total investments . . . . . . . . . . . . . . . . . . .  $        58,479  $      56,113
                                                         ===============  =============

The following table sets forth the composition of the fixed maturity securities portfolio of the Company by time to maturity as of December 31, (in thousands):

                                                               2002                2001
                                                               -------            -------
  Time to Maturity                                    Market Value  Percent  Market Value  Percent
----------------------                               -------------  ------   ------------  -------
1 year or less                                         $  9,234      24.9%     $ 7,998     10.2%
More than 1 year through 5 years                         12,077      32.5       26,343     33.6
More than 5 years through 10 years                        7,512      20.2       20,554     26.2
More than 10 years                                        3,288       8.9        4,091      5.2
                                                        --------    -------     -------   -------
                                                         32,111      86.5       58,986     75.2
Mortgage-backed securities                                5,005      13.5       19,380     24.8
                                                        --------    -------     -------   -------
Total                                                  $ 37,116     100.0%     $78,366    100.0%
                                                       ========    =======     =======    =======

The following table sets forth the ratings assigned to the fixed maturity securities of the Company as of December 31, (in thousands):

                                                                 2002                 2001
                                                                ------               -------
Rating1                                                Market Value  Percent  Market Value  Percent
----------------------------                      ----------------  --------  --------     -------
Aaa or AAA                                              $ 25,045     67.5%    $51,754       66.1%
Aa or AA                                                     971      2.6       3,357        4.3
A                                                          4,262     11.4       9,655       12.3
Baa or BBB                                                 5,479     14.8       7,617        9.7
Ba or BB                                                     281      0.8       4,883        6.2
Other below investment grade                               1,078      2.9       1,100        1.4
                                                         --------  ------      -------      -----
Total                                                   $ 37,116   $100.0%     $78,366       100%
                                                        ========   =======     =======      =====

1. Ratings are assigned by Standard & Poor's Corporation, and when not available, are based on ratings assigned by Moody's Investors Service, Inc.



The investment results of the Company for the periods indicated are set forth below (in thousands):

                                                        Years Ended December 31,
                                                    2002            2001         2000
                                                 ----------       ---------    ---------
Net investment income 1 . . . . . . . . . . . .  $       3,794   $  6,998      $ 12,171
Average investment portfolio 2. . . . . . . . .  $      86,137   $131,343      $187,243
Pre-tax return on average investment portfolio.           4.4%       5.3%          6.5%
Net realized gains (losses) . . . . . . . . . .  $      (2,806)  $ (1,177)    $ (5,970)

1.   Includes  dividend  income received in respect of holdings of common stock.
2. Average investment portfolio represents the average (based on amortized cost) of the beginning and ending investment portfolio.

If interest rates were to increase 10% from the December 31, 2002 levels, the decline in fair value of the fixed maturity securities would not significantly affect the Company's ability to meet its obligations to policyholders and debtors.

MARKET-SENSITIVE  INSTRUMENTS  AND  RISK  MANAGEMENT
The Company's investment strategy is to invest available funds in a manner that will maximize the after-tax yield of the portfolio while emphasizing the stability and preservation of the capital base. The Company seeks to maximize the total return on investments through active investment management utilizing third-party professional administrators, in accordance with pre-established investment policy guidelines established and reviewed regularly by the board of directors of the Company. Accordingly, the entire portfolio of fixed maturity securities is available to be sold in response to changes in market interest rates, changes in relative values of individual securities and asset sectors, changes in prepayment risks, changes in credit quality, and liquidity needs, as well as other factors.

The portfolio is invested in types of securities and in an aggregate duration, which reflect the nature of the Company's liabilities and expected liquidity needs diversified among industries, issuers and geographic locations. The Company's fixed maturity and common equity investments are substantially in public companies.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. The Company has assumed its available for sale securities are similar enough to aggregate those securities for presentation purposes. The table presents principal cash flows and related weighted-average interest rates for investment securities and debt obligations by expected maturity date (in thousands).

                                                 Cost or Amortized Cost
                        --------------------------------------------------------------------Market
                        2003     2004     2005     2006     2007     Thereafter    Total     Value
                       -------  -------  -------  -------  -------  ------------  --------  -------
ASSETS
Available for sale. .  $9,018   $4,428   $4,456   $4,728   $2,928   $    10,477   $36,035   $37,116
Average interest rate   6.80%    7.20%    6.45%    5.95%    5.95%         6.98%     6.25%     6.25%

LIABILITIES
Preferred securities.      --       --       --       --       --   $    67,994   $67,994   $ 4,533
Average interest rate      --       --       --       --       --          9.5%      9.5%      9.5%


REVISED  ESTIMATE  OF  LOSS  RESERVES  RECORDED  IN  PRIOR  YEARS

SIG revised its estimate of the loss reserves recorded in prior years. At the end of 2001, SIG's net loss and LAE reserves for nonstandard auto insurance were $50,542,000. As claims that occurred prior to year-end 2001 were reported, investigated and settled during 2002, SIG reevaluated and, as necessary, revised its estimates of loss reserves. Based on current information, reserves at the end of 2001 should have been $63,317,000. In part the reserve increase was the result of an unanticipated increase in claim frequency during the fourth quarter of 2001. Because of the normal lag between the occurrence of an accident and the reporting of that accident, SIG did not realize its claim frequency for the fourth quarter of 2001 had increased until those claims were reported during 2002. SIG believes that the frequency increase was caused by an increase in miles driven which resulted from (1) a significant decrease in the price of gasoline, (2) a reluctance of people to fly on commercial airlines because of the September 11, 2001 terrorist attacks, and (3) a general improvement in economic conditions. In addition, during 2002 Superior experienced an unusual number of reopened claims from older accident quarters. At year-end 2001 SIG believed that these claims were closed with no outstanding liability. In response to this unusual activity SIG took appropriate action to enhance its claims function.

In May 2003, pursuant to a reserve analysis completed by the consulting actuary engaged by BDO Seidman, LLP, the Company's and SIG's independent auditor, it was determined that the loss and LAE reserves of Superior and Pafco should be increased as of December 31, 2002. These reserve adjustments, along with resulting adjustments to the permitted carrying values of certain assets, were recorded in the 2002 audited statutory financial statements filed for Superior and Pafco with the FDOI and the IDOI. In the statutory financial statements of the Company's U.S. insurance subsidiaries, the estimates of gross loss and LAE reserves were $59,971,000 and of net loss and LAE reserves were $37,886,000. Following the adjustment pursuant to the consulting actuary's analysis, the revised estimates of gross loss and LAE reserves were $67,204,000 and net loss and LAE reserves were $43,145,000. These reserves are based on analysis of historical data. Based on actions taken to enhance SIG's claim function, management anticipates that the majority of claims will be adjusted and settled more quickly which will reduce the overall costs while those claims of a questionable nature will be investigated more thoroughly. Also, SIG is focusing on reducing defense costs and is negotiating more favorable rates from attorneys. Finally, SIG is taking steps to increase the amounts of salvage and subrogation it collects as an offset to paid losses while reducing the expenses associated with collecting those amounts.

The business written by the Company did not expose it to highly uncertain exposures such as claims for asbestos-related illnesses, environmental remediation or product liability. The surplus lines insurance written by the Company also did not include these types of highly uncertain exposures.


CONSOLIDATED  BALANCE  SHEETS
As  of  December  31,  2002  and  2001
(U.S.  dollars  in  thousands,  except  share  data)
                                                                                  2002        2001
                                                                               ----------  ----------
ASSETS:
Investments:
    Fixed maturities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  36,035   $  77,325
    Equity securities . . . . . . . . . . . . . . . . . . . . . . . . . . . .     10,778      21,610
    Short-term investments, at amortized cost, which approximates market. . .      8,495      13,266
    Mortgage loans, at cost . . . . . . . . . . . . . . . . . . . . . . . . .          -           -
    Other invested assets . . . . . . . . . . . . . . . . . . . . . . . . . .      3,171       1,594
                                                                               ----------  ----------
Total investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     58,479     113,795
Investments in and advances to related parties. . . . . . . . . . . . . . . .         83       1,130
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . .      2,131      11,263
Receivables, net of allowances of $1,526 and $1,940 . . . . . . . . . . . . .     28,302      47,441
Reinsurance recoverable on paid and unpaid losses, net. . . . . . . . . . . .     24,628      29,284
Prepaid reinsurance premiums. . . . . . . . . . . . . . . . . . . . . . . . .     25,470      40,039
Deferred policy acquisition costs . . . . . . . . . . . . . . . . . . . . . .          -         763
Property and equipment, net of accumulated depreciation . . . . . . . . . . .      7,084       9,907
Deferred securities issuance costs. . . . . . . . . . . . . . . . . . . . . .      2,119       4,376
Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,309       2,421
Assets of discontinued operations . . . . . . . . . . . . . . . . . . . . . .     10,361     115,900
                                                                               ----------  ----------
TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 161,966   $ 376,319
                                                                               ==========  ==========

LIABILITIES AND STOCKHOLDER'S DEFICIT:
LIABILITIES:
    Losses and loss adjustment expenses . . . . . . . . . . . . . . . . . . .  $  72,809   $  84,876
    Unearned premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . .     35,797      59,216
    Reinsurance payables. . . . . . . . . . . . . . . . . . . . . . . . . . .     17,128      58,868
    Distributions payable on preferred securities . . . . . . . . . . . . . .     24,793      23,252
Deferred income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      4,250       7,250
    Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15,673      21,563
    Liabilities of discontinued operations. . . . . . . . . . . . . . . . . .     14,274     115,900
                                                                               ----------  ----------
TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    184,724     370,925
                                                                               ----------  ----------
MINORITY INTEREST:
Company-obligated mandatorily redeemable preferred stock of trust subsidiary
 holding solely parent debentures . . . . . . . . . . . . . . . . . . . . . .     67,994      94,540
                                                                               ----------  ----------
STOCKHOLDERS' DEFICIT:
Common stock. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     18,502      18,502
Contributed surplus . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     70,864      42,465
Cumulative translation adjustment . . . . . . . . . . . . . . . . . . . . . .     (1,023)       (763)
Retained (deficit). . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (179,095)   (149,350)
                                                                               ----------  ----------
TOTAL STOCKHOLDERS' (DEFICIT) . . . . . . . . . . . . . . . . . . . . . . . .    (90,752)    (89,146)
                                                                               ----------  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT) . . . . . . . . . . . . . . . .  $ 161,966   $ 376,319
                                                                               ==========  ==========

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED  STATEMENTS  OF  OPERATIONS
For  the  years  ended  December  31,  2002,  2001,  and  2000
(U.S.  dollars  in  thousands,  except  per  share  data)
                                                                               2002        2001       2000
                                                                             ---------  ----------  ---------
Gross premiums written. . . . . . . . . . . . . . . . . . . . . . . . . . .  $111,394   $ 193,186   $182,099
Less ceded premiums . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (77,403)   (106,324)   (78,637)
                                                                             ---------  ----------  ---------
NET PREMIUMS WRITTEN. . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 33,991   $  86,862   $103,462
                                                                             =========  ==========  =========
NET PREMIUMS EARNED . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $ 41,037   $ 108,197   $145,532
Fee income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10,318      12,425     14,239
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,390       6,998     12,171
Other income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     3,000       1,750          -
Net realized capital gain (loss). . . . . . . . . . . . . . . . . . . . . .    (3,402)     (1,177)    (5,970)
                                                                             ---------  ----------  ---------
TOTAL REVENUE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    55,343     128,193    165,972
                                                                             ---------  ----------  ---------
Expenses:
Losses and loss adjustment expenses . . . . . . . . . . . . . . . . . . . .    51,513      95,216    113,768
Policy acquisition and general and administrative expenses. . . . . . . . .    25,419      53,165     70,591
Amortization of deferred securities issuance costs and intangibles. . . . .        86       1,380     34,960
                                                                             ---------  ----------  ---------
TOTAL EXPENSES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    77,018     149,761    219,319
                                                                             ---------  ----------  ---------
LOSS FROM CONTINUING OPERATIONS BEFORE
INCOME TAXES AND MINORITY INTEREST. . . . . . . . . . . . . . . . . . . . .   (21,675)    (21,568)   (53,347)
                                                                             ---------  ----------  ---------
Income taxes:
Current income tax expense (benefit). . . . . . . . . . . . . . . . . . . .         -           -        487
Deferred income tax expense (benefit) . . . . . . . . . . . . . . . . . . .         -           -     (2,636)
                                                                             ---------  ----------  ---------
TOTAL INCOME TAXES. . . . . . . . . . . . . . . . . . . . . . . . . . . . .         -           -     (2,149)
                                                                             ---------  ----------  ---------
LOSS FROM CONTINUING OPERATIONS BEFORE
MINORITY INTEREST . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (21,675)    (21,568)   (51,198)
Minority interest:
Earnings in consolidated subsidiary . . . . . . . . . . . . . . . . . . . .         -           -         --
Distributions on preferred securities, net of tax of nil in 2002 and 2001,
 $4,489 in 1999 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (8,070)    (10,369)   (12,026)
                                                                             ---------  ----------  ---------
LOSS FROM CONTINUING OPERATIONS . . . . . . . . . . . . . . . . . . . . . .   (29,745)    (31,937)   (63,224)
Discontinued operations:
Loss on disposal of discontinued segment less applicable taxes of nil . . .         -           -       (900)
Loss from operations of discontinued segment, less applicable income
 taxes of nil in 2002, 2001 and 1999. . . . . . . . . . . . . . . . . . . .         -      (2,156)   (16,141)
                                                                             ---------  ----------  ---------
LOSS FROM DISCONTINUED OPERATIONS . . . . . . . . . . . . . . . . . . . . .         -      (2,156)   (17,041)
                                                                             ---------  ----------  ---------
NET LOSS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $(29,745)  $ (34,093)  $(80,265)
                                                                             =========  ==========  =========
Weighted average shares outstanding - basic and fully diluted . . . . . . .     5,394       5,696      5,822
                                                                             =========  ==========  =========
Net loss from continuing operations per share - basic and fully diluted . .  $  (5.51)  $   (5.61)  $ (10.86)
                                                                             =========  ==========  =========
Net loss of discontinued operations per share - basic and fully diluted . .  $      -   $   (0.38)  $  (2.93)
                                                                             =========  ==========  =========
Net loss per share - basic and fully diluted. . . . . . . . . . . . . . . .  $  (5.51)  $   (5.99)  $ (13.79)
                                                                             =========  ==========  =========

The accompanying notes are an integral part of the consolidated financial statements

CONSOLIDATED  STATEMENTS  OF  CHANGES  IN  STOCKHOLDERS'  EQUITY  (DEFICIT)
for  the  years  ended  December  31,  2002,  2001  and  2000
(U.S.  dollars  in  thousands,  except  number  of  shares)
                                                                      Retained    Cumulative     Total
                                      Common Stocks     Contributed  Earnings  Translation  Stockholders'
                                     Shares     Amount     Surplus    (Deficit)   Adjustment    Equity
                                    ----------  ---------  ---------  ----------  ------------  ---------
Balance at January 1, 2000. . . .  5,876,398   $ 19,317   $  2,775   $ (34,992)  $        13   $(12,887)
                                   ==========  =========  =========  ==========  ============  =========
Preferred securities purchase . .                           20,973                               20,973
Purchase of common shares . . . .   (100,000)      (185)                                           (185)
Comprehensive income (loss):
Net loss. . . . . . . . . . . .                                   .    (80,265)
Change in cumulative translation
 adjustment . . . . . . . . . . .                                                       (304)
                                                                        ______          _____   _______
Comprehensive income (loss) . . .                                      (80,265)         (304)   (80,569)
                                   ----------  ---------  ---------  ----------   -----------   -------
Balance at December 31, 2000. . .  5,776,398   $ 19,132   $ 23,748   $(115,257)  $      (291)  $(72,668)
                                   ==========  =========  =========  ==========  ============  =========

Preferred securities purchase . .         --         --     18,717                               18,717
Purchase of common shares . . . .   (382,700)      (218)                                           (218)
Reclassification of organization
expense . . . . . . . . . . . .            .       (412)                                           (412)
Comprehensive income (loss):
Net loss. . . . . . . . . . . . .                                      (34,093)
Change in cumulative translation
 adjustment . . . . . . . . . .                                                  .      (472)
                                                                       ______          _____    _______
Comprehensive income (loss) . . .                                      (34,093)         (472)   (34,565)
                                   ----------  ---------  ---------  ----------   -----------   -------
Balance at December 31, 2001. . .  5,393,698   $ 18,502   $ 42,465   $(149,350)  $      (763)  $(89,146)
                                   ==========  =========  =========  ==========  ============  =========

Preferred securities purchase . .                           28,399                               28,399
Comprehensive income (loss):
Net loss. . . . . . . . . . . . .                                      (29,745)
Change in cumulative translation
 adjustment . . . . . . . . . . .                                                       (260)
                                                                        ______         _____    _______
Comprehensive income (loss) . . .                                      (29,745)         (260)   (30,005)
                                   ----------  ---------  ---------  ----------  -----------   --------
Balance at December 31, 2002. . .  5,393,698   $ 18,502   $ 70,864   $(179,095)  $    (1,023)  $(90,752)
                                   ==========  =========  =========  ==========  ============  =========

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
For  the  years  ended  December  31,  2002,  2001  and  2000
(U.S.  dollars  in  thousands)
                                                                              2002       2001       2000
                                                                            ---------  ---------  ---------
Cash flows from operating activities
Net loss . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $(29,745)  $(34,093)  $(80,265)
Adjustments to reconcile net loss to net cash provided by (used in)
 operations:
Minority interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . .        --         --         --
Depreciation, amortization, impairment and other . . . . . . . . . . . . .     3,745      3,892     38,983
Deferred income tax expense. . . . . . . . . . . . . . . . . . . . . . . .        --         --     (2,635)
Net realized capital (gain) loss . . . . . . . . . . . . . . . . . . . . .     3,402      1,177      5,970
Net changes in operating assets and liabilities (net of assets acquired):
Receivables. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19,139      6,929     14,153
Reinsurance recoverable on losses, net . . . . . . . . . . . . . . . . . .     4,656     15,559    (40,053)
Prepaid reinsurance premiums . . . . . . . . . . . . . . . . . . . . . . .    14,569    (15,265)   (23,896)
Deferred policy acquisition costs. . . . . . . . . . . . . . . . . . . . .       763      5,691      7,454
Other assets and liabilities . . . . . . . . . . . . . . . . . . . . . . .    (6,778)     7,509     (9,816)
Losses and loss adjustment expenses. . . . . . . . . . . . . . . . . . . .   (12,067)   (28,273)   (44,276)
Unearned premiums. . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (23,419)    (3,170)   (18,175)
Reinsurance payables . . . . . . . . . . . . . . . . . . . . . . . . . . .   (41,740)    (4,764)    58,142
Distribution payable on preferred securities . . . . . . . . . . . . . . .     5,471      7,989     10,454
  Deferred income. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (3,000)     7,250         --
Net assets from discontinued operations. . . . . . . . . . . . . . . . . .    (3,797)     6,079     34,548
                                                                            ---------  ---------  ---------
Net cash provided by (used in) operations: . . . . . . . . . . . . . . . .   (68,801)   (23,490)   (49,412)
                                                                            ---------  ---------  ---------

Cash flow from investing activities net of assets acquired:
Net sales (purchases) of short-term investments. . . . . . . . . . . . . .     4,771      4,328     15,040
Proceeds from sales, calls and maturities of fixed maturities. . . . . . .    75,108     67,105     77,641
Purchases of fixed maturities. . . . . . . . . . . . . . . . . . . . . . .   (30,437)   (35,105)   (10,181)
Proceeds from sales of equity securities . . . . . . . . . . . . . . . . .    10,374     12,707     16,736
Purchase of equity securities. . . . . . . . . . . . . . . . . . . . . . .    (3,824)   (12,494)   (25,408)
Proceeds from repayment of mortgage loans. . . . . . . . . . . . . . . . .        --      1,870        120
Purchase of property and equipment . . . . . . . . . . . . . . . . . . . .      (681)    (1,314)    (1,663)
Net investing activities from discontinued operations. . . . . . . . . . .     5,663     (5,306)      (150)
Net proceeds from sales (purchases) of other investments . . . . . . . . .    (2,013)      (217)      (415)
                                                                            ---------  ---------  ---------
Net cash provided by (used in) investing activities: . . . . . . . . . . .    58,961     31,574     71,720
                                                                            ---------  ---------  ---------

Cash flow from financing activities net of assets acquired:
Purchase of affiliate preferred securities . . . . . . . . . . . . . . . .    (2,395)    (2,497)    (2,027)
Other financing activities . . . . . . . . . . . . . . . . . . . . . . . .         9       (630)        --
Redemption of share capital. . . . . . . . . . . . . . . . . . . . . . . .        --         --       (185)
Net financing activities from discontinued operations. . . . . . . . . . .     2,047        (48)   (16,473)
Loans from and (repayments to) related parties . . . . . . . . . . . . . .     1,047      3,124     (2,608)
                                                                            ---------  ---------  ---------
Net cash provided by (used in) financing activities: . . . . . . . . . . .       708        (51)   (21,293)
                                                                            ---------  ---------  ---------

Increase (decrease) in cash and cash equivalents . . . . . . . . . . . . .    (9,132)     8,033      1,015
Cash and cash equivalents, beginning of year . . . . . . . . . . . . . . .    11,263      3,230      2,215
                                                                            ---------  ---------  ---------
Cash and cash equivalents, end of year . . . . . . . . . . . . . . . . . .     2,131   $ 11,263   $  3,230
                                                                            =========  =========  =========



The accompanying notes are an integral part of the consolidated financial statements.

GORAN  CAPITAL  INC.  AND  SUBSIDIARIES
________________________________________________________________________________

1.     NATURE  OF  OPERATIONS  AND  SIGNIFICANT  ACCOUNTING  POLICIES:
Goran  Capital  Inc. ("Goran" or the                    "Company") is the parent
company of the Goran group of companies. The consolidated financial statements include the accounts of all subsidiary companies of Goran as described in "Basis of Presentation" below.

The following is a description of the significant accounting policies and practices employed:

a. BASIS OF PRESENTATION: The consolidated financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles. In addition, the consolidated financial statements are also used to satisfy the Company's financial filing requirements in the U.S. Consequently, the consolidated financial statements include disclosures that are not necessarily required under Canadian GAAP and contain references to U.S. GAAP accounting pronouncements. Note 20, presents a reconciliation of Canadian and U.S. GAAP.

     The consolidated financial statements include the accounts, after intercompany eliminations, of the Company and its wholly owned subsidiaries as follows:

     1. Symons International Group, Inc. ("SIG") is a 73.8% owned subsidiary of Goran. SIG's subsidiaries are as follows:

     -    Superior  Insurance  Group  Management,  Inc  ("Superior  Group
          Management"), a holding company for the nonstandard automobile operations which includes:

               Superior Insurance Group, Inc. ("Superior Group"), a management company for the nonstandard automobile operations; Superior Insurance Company ("Superior"), an insurance company domiciled in Florida;

               Superior American Insurance Company ("Superior American"), an insurance company domiciled in Florida;

               Superior Guaranty Insurance Company ("Superior Guaranty"), an insurance company domiciled in Florida;

               Pafco General Insurance Company ("Pafco"), an insurance company domiciled in Indiana;

     -    IGF  Holdings,  Inc.  ("IGFH"),  a  holding  company

     - IGF Insurance Company ("IGF"), an insurance company domiciled in Indiana (See Note 23);

     2. Granite Reinsurance Company Ltd. ("Granite Re"), a finite risk reinsurance company domiciled in Barbados.

     3. Granite Insurance Company ("Granite"), a Canadian federally licensed insurance company.

     4. Symons International Group (Florida), Inc. ("SIGF"), a Florida domestic corporation.

b. USE OF ESTIMATES: The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c. SIGNIFICANT ESTIMATES: The most significant estimates in the Company's balance sheet are the determination of prepaid policy acquisition costs and the reserve for insurance losses and loss adjustment expenses ("LAE"). Management's estimate of prepaid policy acquisition costs is based on historical studies and assumptions made regarding costs incurred. Management's estimate of insurance losses and LAE is based on past loss experience and consideration of current claim trends as well as prevailing social, economic and legal conditions. Actual results could differ from those estimates.

d. PREMIUMS: Premiums are recognized as income ratably over the life of the policies and are stated net of ceded premiums. Unearned premiums are computed on the daily pro rata basis.

e. INVESTMENTS: Fixed maturities and equity securities are carried at amortized cost for fixed maturities and cost for equity securities. Real estate is carried at cost, less an allowance for depreciation. Mortgage loans are carried at outstanding principal balance. Realized gains and losses on sales of investments are recorded on the trade date and are recognized in net income on the specific identification basis. Interest and dividend income are recognized as earned.

f. CASH AND CASH EQUIVALENTS: For presentation in the statement of cash flows, the Company includes in cash and cash equivalents all cash on hand and demand deposits with original maturities of three months or less.

g. DEFERRED POLICY ACQUISITION COSTS: Deferred policy acquisition costs are comprised of agents' commissions, premium taxes, certain other costs and investment income which are related directly to the acquisition of new and renewal business, net of expense allowances received in connection with reinsurance ceded, which have been accounted for as a reduction of the related policy acquisition costs. These costs are deferred and amortized over the terms of the policies to which they relate. Acquisition costs that exceed estimated losses and loss adjustment expenses and maintenance costs are charged to expense in the period in which those excess costs are determined.

h. PROPERTY AND EQUIPMENT: Property and equipment are recorded at cost. Depreciation for buildings is based on the straight-line method over 31.5 years. Depreciation of other property and equipment is based on the straight-line method over their estimated useful lives ranging from three to seven years. Asset and accumulated depreciation accounts are relieved for dispositions, with resulting gains or losses included in net income.

i. INTANGIBLE ASSETS: Intangible assets consist primarily of debt acquisition costs and, prior to 2001, goodwill. Deferred debt acquisition costs are amortized over the term of the debt. Prior to 2000, goodwill was amortized over a 25-year period on a straight-line basis based on management's estimate of the expected benefit period. See Note 6 regarding the goodwill impairment charge recorded in 2000.

j. ASSET IMPAIRMENT POLICY: The Company reviews the carrying values of its long-lived and identifiable intangible assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See Note 6 regarding the goodwill impairment charge recorded in 2000. Any long-lived assets held for disposal are reported at the lower of carrying amounts or fair value, less expected costs to sell.

k. LOSSES AND LOSS ADJUSTMENT EXPENSES: Reserves for losses and LAE include estimates for reported unpaid losses and LAE, including a portion attributable to losses incurred but not reported. These reserves have not been discounted. Reserves are established using individual case-basis evaluations and statistical analysis as claims are reported. Those estimates are subject to the effects of trends in loss severity and frequency. While management believes the reserves make reasonable provisions for unpaid loss and LAE obligations, those provisions are necessarily based on estimates and are subject to variability. Changes in the estimated reserves are charged or credited to operations, as additional information on the estimated amount of a claim becomes known during the course of its settlement. The gross reserve for losses and LAE is reported net of anticipated receipts for salvage and subrogation of approximately $4,535,000 and $5,822,000 at December 31, 2002 and 2001, respectively.

l. PREFERRED SECURITIES: Preferred Securities represent company-obligated mandatorily redeemable securities of SIG's trust subsidiary holding solely parent debentures and are reported at their liquidation value under minority interest. Distributions on these securities are charged against consolidated earnings.

m. INCOME TAXES: The Company uses the liability method of accounting for deferred income taxes. Under the liability method, companies will establish a deferred tax liability or asset for the future tax effects of temporary differences between book and taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

n. REINSURANCE: Reinsurance premiums, commissions, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies and the terms of the reinsurance contracts. Premiums ceded to other companies have been reported as a reduction of premium income.

o. EARNINGS PER SHARE: The Company's basic earnings per share calculations are based upon the weighted average number of shares of common stock outstanding during each period. As the Company has reported losses in 2002, 2001, and 2000, common stock equivalents are anti-dilutive. Therefore, fully diluted earnings per share is the same as basic earnings per share.

p. STOCK-BASED COMPENSATION: As discussed further in note 18, the Company accounts for stock-based employee compensation using the intrinsic value method under APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations as permitted under SFAS 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). Accordingly no compensation expense is recognized if the market price of the underlying stock does not exceed the exercise price at the date of grant. However, SFAS 123, "Accounting for Stock-Based Compensation," ("SFAS 123") as amended by SFAS 148 requires the Company to present pro forma information as if it had accounted for its stock-based compensation under the fair value method of SFAS 123. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

                                                            2002       2001       2000
                                                          ---------  ---------  ---------
Net (loss) as reported . . . . . . . . . . . . . . . . .  $(29,745)  $(31,937)  $(63,224)
Add: Compensation expense for stock-based
compensation included in reported net income,
net of related tax effects . . . . . . . . . . . . . . .        --         --         --
Deduct: Total stock-based compensation expense
determined under fair-value-based method, net of related
tax effects. . . . . . . . . . . . . . . . . . . . . . .      (164)      (706)      (452)
                                                          ---------  ---------  ---------
Pro forma net income . . . . . . . . . . . . . . . . . .  $(29,909)  $(32,643)  $(63,676)
                                                          =========  =========  =========

Earnings per share:
Basic, as reported . . . . . . . . . . . . . . . . . . .  $  (5.51)  $  (5.99)  $ (13.79)
Basic, pro forma . . . . . . . . . . . . . . . . . . . .  $  (5.54)  $  (6.11)  $ (13.86)

Diluted, as reported . . . . . . . . . . . . . . . . . .  $  (5.51)  $  (5.99)  $ (13.79)
Diluted, pro forma . . . . . . . . . . . . . . . . . . .  $  (5.54)  $  (6.11)  $ (13.86)


Q. NEW ACCOUNTING PRONOUNCEMENTS: In June 2001, the Financial Accounting Standards Board (the "Board") finalized FASB Statements No. 141, Business Combinations, No. 142, Goodwill and Other Intangible Assets, and No. 143, Accounting for Asset Retirement Obligations. In August 2001, the Board issued FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-lived Assets. In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure which amends SFAS 123, Accounting for Stock-Based Compensation. These new standards are effective in 2002 and will not have a material impact on the Company's financial position or results of operations.

R. RECLASSIFICATIONS: Certain amounts from prior periods have been reclassified to allow for comparability to the 2002 presentation.

2. CORPORATE REORGANIZATION AND ACQUISITIONS: On August 12, 1997, SIG purchased the remaining minority interest in Superior Group Management for $61 million in cash. The excess of the acquisition price over the minority interest liability was assigned to goodwill as the fair market value of assets and liabilities approximated their carrying value. See Note 6 regarding the goodwill impairment charge recorded in 2000.

     Effective on November 1, 2001, SIGF acquired the assets of a property casualty insurance brokerage located in Boca Raton, Florida. The purchase price of the assets was $150,000.

3.
INVESTMENTS:
Investments  are  summarized  as  follows  (in  thousands):

                                                      Cost or
                                                    Amortized            Unrealized     Market
December 31, 2002 (in thousands)                       Cost             Gain  (Loss)     Value
                                                    ----------         -------------   -------
Fixed Maturities:
U.S. Treasury securities and other obligations of
 the U.S. government or its agencies . . . . . . .  $   17,814  $        541  $     -   $18,355
Obligations of states and political subdivisions .       4,863           183       (5)    5,041
Corporate securities . . . . . . . . . . . . . . .      13,358         1,211     (849)   13,720
                                                    ----------  ------------  --------  -------
Total fixed maturities . . . . . . . . . . . . . .      36,035         1,935     (854)   37,116
Equity securities. . . . . . . . . . . . . . . . .      10,778           126   (3,573)    7,331
Short-term investments . . . . . . . . . . . . . .       8,495            --       --     8,495
Other investments. . . . . . . . . . . . . . . . .       3,171            --       --     3,171
                                                    ----------  ------------  --------  -------
Total Investments. . . . . . . . . . . . . . . . .  $   58,479  $      2,061  $(4,427)  $56,113
                                                    ==========  ============  ========  =======

                                                     Cost or
                                                    Amortized            Unrealized     Market
December 31, 2001 (in thousands)                       Cost             Gain  (Loss)     Value
                                                    ----------         -------------   -------
Fixed Maturities:
U.S. Treasury securities and other obligations of
 the U.S. government or its agencies . . . . . . .  $   29,982  $        609  $  (381)  $ 30,210
Obligations of states and political subdivisions .      17,536         1,949      (47)    19,438
Corporate securities . . . . . . . . . . . . . . .      29,807           501   (1,590)    28,718
                                                    ----------  ------------  --------  --------
Total fixed maturities . . . . . . . . . . . . . .      77,325         3,059   (2,018)    78,366
Equity securities. . . . . . . . . . . . . . . . .      21,610           377   (3,664)    18,323
Short-term investments . . . . . . . . . . . . . .      13,266            --       --     13,266
Other investments. . . . . . . . . . . . . . . . .       1,594            --       --      1,594
                                                    ----------  ------------  --------  --------
Total Investments. . . . . . . . . . . . . . . . .  $  113,795  $      3,436  $(5,682)  $111,549
                                                    ==========  ============  ========  ========


At December 31, 2002, The Standard & Poor's Corporation or Moody's Investor Services, Inc considered approximately 96.3% of the Company's fixed maturities investment grade. Securities with quality ratings, Baa and above are considered investment grade securities. In addition, the Company's investments in fixed maturities did not contain any significant geographic or industry concentration of credit risk.

The amortized cost and estimated market value of fixed maturities at December 31, 2002, by contractual maturity, are shown in the table that follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty and securities may have to be liquidated to cover operational losses (in thousands):

                                        Amortized Cost   Market Value
                                        ---------------  -------------
Maturity:
Due in one year or less. . . . . . . .  $         9,018  $       9,234
Due after one year through five years.           11,712         12,077
Due after five years through ten years            7,513          7,512
Due after ten years. . . . . . . . . .            2,964          3,288
Mortgage-backed securities . . . . . .            4,828          5,005
                                        ---------------  -------------
Total. . . . . . . . . . . . . . . . .  $        36,035  $      37,116
                                        ===============  =============


Gains and losses realized on sales of investments are as follows (in thousands):

                         2002      2001      2000
                       --------  --------  --------
Proceeds from sales .  $85,482   $81,682   $94,497
Gross gains realized.  $ 2,503   $   547   $ 1,361
Gross losses realized  $(5,905)  $(1,724)  $(7,331)


Net investment income for the years ended December 31 are as follows (in thousands):

                                  2002     2001      2000
                                 -------  -------  --------
Fixed maturities. . . . . . . .  $4,426   $6,202   $ 9,342
Equity securities . . . . . . .    (489)     174       344
Cash and short-term investments     231      697     1,269
Mortgage loans. . . . . . . . .      --       65        --
Other . . . . . . . . . . . . .      59      769     1,318
                                 -------  -------  --------
Total investment income . . . .   4,228    7,907    12,273
Investment expenses . . . . . .    (434)    (909)     (102)
                                 -------  -------  --------
Net investment income . . . . .  $3,794   $6,998   $12,171
                                 =======  =======  ========

Investments with a market value of approximately $16,338,000 and $17,115,000 (amortized cost of approximately $16,190,000 and $16,799,000) as of December 31, 2002 and 2001, respectively, were on deposit in the United States and Canada. The deposits are required by various insurance departments and others to support licensing requirements and certain reinsurance contracts, respectively.

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

                              2002       2001       2000
                            ---------  ---------  ---------
Balance, beginning of year  $    763   $  6,454   $ 13,908
Costs deferred during year    18,861     28,056     29,999
Amortization during year .   (19,624)   (33,747)   (37,453)
                            ---------  ---------  ---------
Balance, end of year . . .  $      -   $    763   $  6,454
                            =========  =========  =========

5. PROPERTY AND EQUIPMENT: Property and equipment at December 31 are summarized as follows (in thousands):

                                 2002    Accumulated     2002     2001
                                 Cost    Depreciation    Net      Net
                                -------  -------------  ------  ------
Land . . . . . . . . . . . . .  $   100  $           -  $  100  $  100
Buildings. . . . . . . . . . .    4,279          1,877   2,402   2,655
Office furniture and equipment    2,249          1,824     425     815
Automobiles. . . . . . . . . .      102             72      30      47
Computer equipment . . . . . .   14,870         10,743   4,127   6,290
                                -------  -------------  ------  ------
Total. . . . . . . . . . . . .  $21,599  $      14,516  $7,084  $9,907
                                =======  =============  ======  ======

Accumulated depreciation at December 31, 2001 was $11,126,000. Depreciation expense related to property and equipment for the years ended December 31, 2002, 2001 and 2000 was $3,661,000; $3,741,000 and $3,507,000, respectively.

6.     INTANGIBLE  ASSETS:
In accordance with SFAS No. 121, "Accounting for the Impairment of Long-lived Assets", SIG determined in 2000 that the carrying value of goodwill that resulted from the acquisition of Superior Group Management exceeded its fair
value.  This  determination  was  made  after     considering  the  series  of
continued losses which the company had experienced, the reduction in the volume of premiums written and an evaluation of future cash flows. Based upon this assessment, a charge of $33,464,000 was recorded in the fourth quarter of 2000 to write-off the remaining carrying value of the goodwill. This charge is included as amortization expense in the accompanying financial statements for 2000.

Intangible  assets  at  December  31  are  as  follows  (in  thousands):

                     2002   Accumulated     2002     2001
                     Cost   Amortization    Net      Net
                    ------  -------------  ------  ------
Deferred debt
 acquisition costs  $2,585  $         466  $2,119  $4,376
                    ======  =============  ======  ======


Accumulated amortization at December 31, 2001 was $755,000. Amortization expense related to deferred debt acquisition costs and intangible assets for the years ended December 31, 2002, 2001 and 2000 was $86,000, $1,380,000 and
$34,960,000,  respectively.

7.     UNPAID  LOSSES  AND  LOSS  ADJUSTMENT  EXPENSES  (IN  THOUSANDS):
Activity in the liability for unpaid losses and LAE is summarized as follows (in thousands):

                                2002      2001      2000
                               -------  --------  ---------
Balance at January 1. . . . .  $84,876  $113,149  $157,425
Less reinsurance recoverables   28,889    19,979     3,411
                               -------  --------  ---------
Net balance at January 1. . .   55,987    93,370   154,014
                               -------  --------  ---------
Incurred related to:
Current year. . . . . . . . .   38,497    94,556   132,781
Prior years . . . . . . . . .   13,016       660   (19,013)
                               -------  --------  ---------
Total Incurred. . . . . . . .   51,513    95,216   113,768
                               -------  --------  ---------
Paid related to:
Current year. . . . . . . . .   19,211    69,917    89,612
Prior years . . . . . . . . .   38,682    62,682    84,800
                               -------  --------  ---------
Total paid. . . . . . . . . .   57,893   132,599   174,412
                               -------  --------  ---------
Net balance at December 31. .   49,607    55,987    93,370
Plus reinsurance recoverables   23,202    28,889    19,779
                               -------  --------  ---------
Balance at December 31. . . .  $72,809  $ 84,876  $113,149
                               =======  ========  =========


Reserve estimates are regularly adjusted in subsequent reporting periods as new facts and circumstances emerge to indicate that a modification of the prior estimate is necessary. The adjustment, referred to as "reserve development," is inevitable given the complexities of the reserving process and is recorded in the statements of operations in the period when the need for the adjustment becomes known. The foregoing reconciliation indicates unfavorable reserve development of $13,016,000 on the December 31, 2001 reserves. See "Revised Estimate of Loss Reserves recorded in Prior Years" above for an explanation of the adverse 2001 reserve development.

The anticipated effect of inflation is implicitly considered when estimating losses and LAE liabilities. While anticipated price increases due to inflation are considered in estimating the ultimate claims costs, increases in average claim severities is caused by a number of factors. Future severities are projected based on historical trends adjusted for implemented changes in underwriting standards, policy provisions, claims management practices and procedures and general economic trends. Anticipated severity trends are monitored relative to actual development and are modified if necessary.

Liabilities for loss and LAE have been established when sufficient information has been developed to indicate the involvement of a specific insurance policy. In addition, reserves have been established to cover additional exposure on both known and unasserted claims.

8.     PREFERRED  SECURITIES:
On August 12, 1997, SIG's trust subsidiary issued $135 million in preferred securities ("Preferred Securities") bearing interest at an annual rate of 9.5%. The principal assets of the trust subsidiary are senior subordinated notes of SIG in the principal amount of $135 million with an interest rate and maturity date substantially identical to those of the Preferred Securities. Expenses of the issue aggregated $5.1 million and the portion attributable to Preferred Securities held by unrelated parties is amortized over the term of the Preferred Securities.

The Preferred Securities represent SIG-obligated mandatorily redeemable securities of a trust subsidiary holding solely parent debentures and have a term of 30 years with semi-annual interest payments commencing February 15, 1998. SIG may redeem the Preferred Securities in whole or in part after 10 years. The annual Preferred Security obligations of approximately $13 million per year were to be funded from SIG's nonstandard automobile management company's management and billing fees in excess of its operating costs. Under the terms of the indenture, SIG is permitted to defer semi-annual interest payments for up to five years. SIG elected to defer the interest payments due in February and August 2000, 2001 and 2002 and February 2003. SIG expects to continue this practice through 2003 and 2004. All of the deferred interest (approximately $84 million, if all payments due in 2003 and 2004 are deferred) will become due and payable in February 2005. SIG relies on the payment of finance and service fees by its subsidiaries to fund its operations, including its payment of interest on the Preferred Securities. Certain state regulators, including the Florida Department of Revenue ("FDOI"), have issued orders prohibiting SIG's subsidiaries from paying such fees to SIG. In the event such orders continue, SIG may not have sufficient revenue to fund its operations or to pay the deferred interest on the Preferred Securities. Such failure to pay could result in a default under the indenture and acceleration of the payment of the Preferred Securities.

The trust indenture for the Preferred Securities contains certain restrictive covenants. These covenants are based upon SIG's consolidated coverage ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA"). If SIG's EBITDA falls below 2.5 times consolidated interest expense (including Preferred Security distributions) for the most recent four quarters the following restrictions become effective:

- SIG may not incur additional indebtedness or guarantee additional indebtedness.
- SIG may not make certain restricted payments including making loans or advances to affiliates, repurchasing common stock or paying dividends in excess of a stated limitation.
- SIG may not increase its level of non-investment grade securities defined as equities, mortgage loans, real estate, real estate loans and non-investment grade fixed income securities.

These restrictions currently apply, as SIG's consolidated coverage ratio was (0.95) in 2002, and will continue to apply until SIG's consolidated coverage ratio complies with the terms of the trust indenture. SIG complied with these additional restrictions as of December 31, 2001 and 2002 and was in compliance as of May 9, 2003.

During 2002, Granite Re purchased Preferred Securities bearing a principal amount of $26,500,000. During 2001, Granite Re purchased Preferred Securities bearing a principal amount of $17,460,000. During 2000, Granite Re and Granite purchased Preferred Securities bearing principal amounts of $18,000,000 and $5,000,000, respectively. As a result, the Company's balance sheet as of December 31, 2002 presents a net Preferred Securities balance of $67,994,000. The Company's total purchases of Preferred Securities resulted in a cumulative increase of $68,089,000 to the Company's consolidated stockholders' equity as of December 31, 2002.

9.     CAPITAL  STOCK:
The  Company's  authorized  share  capital  consists  of:

- First Preferred shares: An unlimited number of first preferred shares of which none are outstanding at December 31, 2002 and 2001.
- Common Shares: An unlimited number of common shares of which 5,393,698 and 5,776,398 were outstanding as of December 31, 2002 and 2001, respectively. The Company did not issue any common shares during either 2002 or 2001. The Company purchased 382,700 of its common shares for an aggregate consideration of $218,000 during 2001. The Company purchased 100,000 of its common shares for an aggregate consideration of $185,000 during 2000.

10.     INCOME  TAXES:
Goran and Granite file separate Canadian income tax returns. SIGF files a separate U.S. federal income tax return. SIG files a consolidated U.S. federal income tax return with its wholly owned subsidiaries. Intercompany tax-sharing agreements between SIG and its wholly owned subsidiaries provide that income taxes will be allocated based upon separate return calculations in accordance with the Internal Revenue Code of 1986, as amended. Granite Re is exempt from income tax for a period of 15 years from October 25, 1990. Thereafter, Granite Re will be subject to tax at a rate of 2% on the first Bds $250,000 of taxable income and zero percent in respect of all other taxable income in excess of Bds $250,000.

A reconciliation of the differences between federal tax computed by applying applicable jurisdictional statutory rates to income before income taxes and the income tax provision is as follows (in thousands):

                                                     2002      2001      2000
                                                   --------  --------  ---------
Computed income taxes (benefit) at statutory rate  $(7,929)  $(7,975)  $(17,981)
Goodwill. . . . . . . . . . . . . . . . . . . . .       --        --     12,176
Other . . . . . . . . . . . . . . . . . . . . . .      395     3,377     (4,154)
Tax exempt (income) loss. . . . . . . . . . . . .      840      (223)    (3,443)
                                                   --------  --------  ---------
Total . . . . . . . . . . . . . . . . . . . . . .  $(6,694)  $(4,821)  $(13,402)
Valuation allowance . . . . . . . . . . . . . . .    6,694     4,821     11,253
                                                   --------  --------  ---------
Income tax expense. . . . . . . . . . . . . . . .  $    --   $    --   $ (2,149)
                                                   ========  ========  =========

The net deferred tax asset at December 31, 2002 and 2001 is comprised of the following (in thousands):

                                              2002       2001
                                            ---------  ---------
Deferred tax assets:
Unpaid losses and loss adjustment expenses  $  1,131   $  1,358
Unearned premiums. . . . . . . . . . . . .       656      1,159
Allowance for doubtful accounts. . . . . .     2,430      2,582
Unrealized losses on investments . . . . .        --        926
Net operating loss carryforwards . . . . .    22,535     23,268
Capital loss carryforwards . . . . . . . .     8,478      5,544
Accrued interest payable . . . . . . . . .    17,229     11,621
Other. . . . . . . . . . . . . . . . . . .     2,359      2,004
                                            ---------  ---------
                 Deferred tax assets . . .  $ 54,818   $ 48,462
                                            ---------  ---------
Deferred tax liabilities:
Deferred policy acquisition costs. . . . .  $    713   $   (168)
Other. . . . . . . . . . . . . . . . . . .      (877)    (1,157)
                                            ---------  ---------
Deferred tax liabilities . . . . . . . . .  $   (164)  $ (1,325)
                                            ---------  ---------
                                            $ 54,654   $ 47,137
                 Valuation allowance . . .   (54,654)   (47,137)
                                            ---------  ---------
                 Net deferred tax assets .  $     --   $     --
                                            =========  =========

At December 31, 2002 and 2001 the Company's net deferred tax assets were fully offset by a valuation allowance. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the corresponding portion of remaining net deferred tax assets will then be recognized.

As of December 31, 2002, the Company has unused net operating loss carryovers available as follows (in thousands):


                          Goran &
Year expiring.  SIG       Granite   SIGF    Total
                --------  --------  ------  -------
2003 . . .         . .  $  4,609           $  4,609
2004 . . . . .               687                687
2005 . . . . .             1,266              1,266
2006 . . . . .             1,445              1,445
2007 . . . . .             1,835              1,835
2008 . . . . .             3,895              3,895
2009 . . . . .             1,216              1,216
2017 . . . . .                   $  4,368     4,368
2018 . . . . .                      1,295     1,295
2019 . . . . .$ 21,030        --      600    21,630
2020 . . . . .  17,095        --       45    17,140
2021 . . . . .                         75        75
2022 . . . . .                        225       225
Capital Losses      --     9,614       --     9,614
                --------  --------  ------  -------
Total. . . . .  $ 38,125  $ 24,567  $6,928  $69,300
                ========  ========  ======  =======

SIG's U.S. Federal income tax filings for years prior to 2000 have been examined by the U.S. Internal Revenue Service.

11.     LEASES:
The Company leases buildings, furniture, cars and equipment under operating leases. Operating leases generally include renewal options for periods ranging from two to seven years and require the Company to pay utilities, taxes, insurance and maintenance expenses.

The following is a schedule of future minimum lease payments under cancelable and non-cancelable operating leases for each of the five years succeeding December 31, 2002 and thereafter, excluding renewal options (in thousands):

Year Ending December 31:
2003 . . . . . . . . . .  $773
2004 . . . . . . . . . .   549
2005 . . . . . . . . . .   423
2006 . . . . . . . . . .   147
2007 and Thereafter. . .   104


Rental expense charged to operations in 2002, 2001 and 2000 amounted to $1,063,000, $1,749,000 and $1,848,000, respectively, including amounts paid under short-term cancelable leases.

12.     REINSURANCE:
The Company limits the maximum net loss that can arise from a large risk, or risks in concentrated areas of exposure, by reinsuring (ceding) certain levels of risks with other insurers or reinsurers, either on an automatic basis under general reinsurance contracts known as "treaties" or by negotiation on substantial individual risks. Such reinsurance includes quota share, excess of loss, stop-loss and other forms of reinsurance on essentially all property and casualty lines of insurance. The Company remains contingently liable with respect to reinsurance ceded, which would become an ultimate liability of the Company in the event that such reinsuring companies might be unable, at some later date, to meet their obligations under the reinsurance agreements. In addition, the Company assumes reinsurance on certain risk.

Approximately 88% of uncollateralized amounts recoverable are with companies which maintain an A.M. Best rating of at least A+. Management believes amounts recoverable from reinsurers are collectible.

Superior commuted the accident year 2001 and 2000 portions of the reinsurance treaty with National Union Fire Insurance Company of Pittsburgh, PA
("National"). Superior recognized the amounts received from National as a reduction of losses and LAE paid (thereby increasing losses and LAE incurred) to recognize the effect of releasing National from its obligations under the treaty. There was no effect on premiums earned, losses incurred, LAE incurred or commission in the current year income statement due to this commutation.

IGF sold 100% of its 2001 crop year business to Acceptance Insurance Companies Inc. ("Acceptance"), effective June 6, 2001. The agreements are without recourse as they relate to the net profit or loss on the 2001 crop year book of business. The sale was approved by the Indiana Department of Insurance.

Reinsurance activity for 2002, 2001 and 2000 is summarized as follows (in thousands):

                               Direct    Assumed     Ceded        Net
                              --------  ---------  ----------  ---------
           2002
         --------
Premiums written . . . . . .  $111,327  $     67   $ (77,403)  $ 33,991
Premiums earned. . . . . . .   129,370       212     (88,545)    41,037
Incurred losses and LAE. . .   114,056       147     (62,690)    51,513
Commission expenses (income)    11,038        (1)    (24,656)   (13,619)

          2001
          --------
Premiums written . . . . . .  $191,915  $  1,271   $(106,324)  $ 86,862
Premiums earned. . . . . . .   163,828     2,484     (58,115)   108,197
Incurred losses and LAE. . .   132,532     2,616     (39,932)    95,216
Commission expenses (income)    18,979       151     (25,716)    (6,586)

          2000
        --------
Premiums written . . . . . .  $176,264  $  5,835   $ (78,637)  $103,462
Premiums earned. . . . . . .   195,360     4,918     (54,746)   145,532
Incurred losses and LAE. . .   150,101     4,828     (41,161)   113,768
Commission expenses (income)    21,234     1,041     (14,043)     8,232


Amounts recoverable from reinsurers relating to SIG's insurance subsidiaries' unpaid losses and LAE were $22,087,000 and $30,181,000 as of December 31, 2002 and 2001, respectively. These amounts are reported as assets and are not netted against the liability for loss and LAE in the accompanying Consolidated Balance Sheets.

13.     RELATED  PARTY  TRANSACTIONS:
The Company and its subsidiaries have entered into transactions with various related parties, including transactions with Symons International Group Ltd. ("SIGL"), the Company's majority shareholder.

The  following  balances  were  outstanding  at  December  31  (in  thousands):

                                                       2002       2001
                                                     ---------  ---------
Gross amounts due from (to) directors and officers.  $  1,705   $  3,772
Other gross amounts due from (to) related parties .    10,460      8,844
                                                     ---------  ---------
Gross receivables (payables). . . . . . . . . . . .  $ 12,165   $ 12,616
Reserve for uncollectibility. . . . . . . . . . . .   (12,082)   (11,486)
                                                     =========  =========
Net receivables (payables). . . . . . . . . . . . .  $     83   $  1,130
                                                     =========  =========


The following transactions occurred with related parties in the years ended December 31 (in thousands):

                                                    2002    2001    2000
                                                    -----  ------  ------
Consulting fees charged by various related parties  $ 864  $ 800   $1,895
Management fees charged by SIGL. . . . . . . . . .  $ 400  $(100)  $  900


Approximately 86% and 91% of the amounts due from officers and directors were non-interest-bearing on December 31, 2002 and 2001, respectively.

SIG paid $1,846,000 in 2000 for consulting and other services to a vendor owned in part by a relative of certain directors of the Company. The consulting and other services were for the conversion of SIG's nonstandard automobile operating system. SIG capitalized these costs as part of its nonstandard automobile operating system. Approximately 90% of these payments were for services provided by consultants and vendors unrelated to the Company.

In 1989, the Company fully reserved a loan owed by a subsidiary of SIGL. SIGL guaranteed the loan and pledged shares of Goran ("escrowed shares") as security for the loan. The outstanding loan balance was $3,340,000 (Canadian dollars) for the periods ending December 31, 2002 and 2001. This loan balance continues to be guaranteed by SIGL and is secured with 100,000 shares of Goran owned by SIGL.

The Company leases office space in Canada from Tritech Financial Systems Inc. ("Tritech"). Tritech is owned by a relative of certain directors of the Company. The rent paid was $34,000, $35,000 and $40,000 for 2002, 2001 and 2000,
respectively.

In 1999, Granite Re issued a performance bond in favor of Tritech in the amount of $328,000. In August 2000 the creditor called the bond. The bond is secured by a guarantee from Tritech, a personal guarantee from its president (a relative of certain directors of the Company) and 50,000 shares of Goran's common stock. Tritech is paying interest on the outstanding balance at a rate of 7.5%. Interest received during the years ended December 31, 2002 and 2001 was $24,600 and $24,600, respectively.

Superior Group obtained a line of credit from Granite Re in the amount of $2.5 million and $1 million in December 31, 2001 and October 2002, respectively. At December 31, 2002, $2.98 million was outstanding under the line. This note bears interest at the rate of prime plus 5.25% for a total of 9.5% at December 31, 2002. Interest only payments are due monthly. Of the $2.98 million outstanding at December 31, 20002, $2.5 million is due December 20, 2004 and $480,000 is due November 30, 2004.

14.     REGULATORY  MATTERS:
Two of the Company's insurance company subsidiaries, Pafco and IGF, are domiciled in Indiana and prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the Indiana Department of Insurance ("IDOI"). While neither Pafco nor IGF has surplus from which to pay dividends, statutory requirements place limitations on the amount of funds that can be remitted to the Company from Pafco and IGF. The Indiana statute allows 10% of surplus in regard to policyholders or 100% of net income, whichever is greater, to be paid as dividends only from earned surplus; however, the consent orders with the IDOI, described below, prohibit the payment of any dividends by Pafco and IGF. Another insurance company subsidiary, Superior, and Superior's insurance company subsidiaries, Superior American and Superior Guaranty, are domiciled in Florida and prepare their statutory financial statements in accordance with accounting practices prescribed or permitted by the FDOI. The Florida statute also contains limitations with regard to the payment of dividends. Superior, Superior American and Superior Guaranty may pay dividends of up to 10% of surplus or 100% of net income, whichever is greater, from earned surplus. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

On June 6, 2001, IGF sold substantially all of its crop insurance assets to Acceptance. On June 29, 2001, following the sale of IGF's crop insurance assets and as a result of losses experienced by IGF in its crop insurance operations, the IDOI and IGF entered into a consent order (the "Consent Order") relating to IGF. IGF has discontinued writing new business and its operations are presently in run off. The IDOI has continued to monitor the status of IGF. The Consent Order prohibits IGF from taking any of the following actions without prior written consent of the IDOI:

-    Sell  or  encumber  any  of  its  assets,  property,  or business in force;
- Disburse funds, except to pay direct unaffiliated policyholder claims and normal operating expenses in the ordinary course of business (which does not include payments to affiliates except for the reimbursement of costs for running IGF by the Company, and does not include payments in excess of $10,000);
- Lend its funds or make investments, except in specified types of investments;
- Incur debts or obligations, except in the ordinary course of business to unaffiliated parties;
-    Merge  or  consolidate  with  another  company;
-    Enter  into  new,  or  amend  existing,  reinsurance  agreements;
- Complete, enter into or amend any transaction or arrangement with an affiliate, and
-    Disburse  funds  or  assets  to  any  affiliate.

The Consent Order also requires IGF to provide the IDOI with monthly written updates and immediate notice of any material change regarding the status of litigation with Continental Casualty Company, statutory reserves, number of non-standard automobile insurance policies in-force by state, and reports of all non-claims related disbursements. IGF's failure to comply with the Consent Order could cause the IDOI to begin proceedings to have a rehabilitator or liquidator appointed for IGF or to extend the provisions of the Consent Order.

Pafco has been subject to an agreed to order of the IDOI since February 17, 2000 that requires Pafco, among other matters, to:

- Refrain from doing any of the following without the IDOI's prior written consent:
          Selling assets or business in force or transferring property, except in the ordinary course of business;
          Disbursing funds, other than for specified purposes or for normal operating expenses and in the ordinary course of business (which does not include payments to affiliates, other than under written contracts previously approved by the IDOI, and does not include payments in excess of $10,000);
          Lending  funds;
          Making investments, except in specified types of investments; Incurring debt, except in the ordinary course of business and to unaffiliated parties;
          Merging or consolidating with another company; or Entering into new or modifying existing, reinsurance contracts.
- Reduce its monthly auto premium writings, or obtain additional statutory capital or surplus, such that the ratio of gross written premium to surplus and net written premium to surplus does not exceed 4.0 and 2.4, respectively; and provide the IDOI with regular reports demonstrating compliance with these monthly writings limitations.
- Continue to comply with prior IDOI agreements and orders to correct business practices under which Pafco must provide monthly financial statements to the IDOI, obtain prior IDOI approval of reinsurance arrangements and affiliated party transactions, submit business plans to the IDOI that address levels of surplus and net premiums written, and consult with the IDOI on a monthly basis.

Pafco's inability or failure to comply with any of the above conditions could result in the IDOI requiring further reductions in Pafco's permitted premium writings or in the IDOI instituting future proceedings against Pafco. Restrictions on premium writings result in lower premium volume. Management fees payable to Superior Group are based on gross written premium; therefore, lower premium volume results in reduced management fees paid by Pafco to Superior Group.

In March 2000, Pafco agreed with the Iowa Department of Insurance ("IADOI") that it would not write any new non-standard business in Iowa, until such time as Pafco has reduced its overall non-standard automobile policy counts in the state or:

-    Has  increased  surplus,  or
- Has achieved a net written premium to surplus ratio of less than three to one, or
-    Has  surplus  reasonable  to  its  risk.

Pafco has continued to service existing policyholders and renew policies in Iowa and provide policy count information on a monthly basis in conformance with IADOI requirements.

Superior and Pafco provide monthly financial information to the departments of insurance in certain states in which they write business at the states' request.

On July 7, 2000, the FDOI issued a notice of its intent to issue an order (the "Notice") which principally addressed certain policy and finance fee payments by Superior to Superior Group. A formal administrative hearing to review the Notice and a determination that the order contemplated by the Notice not be issued was held in February 2001. The administrative law judge entered a recommended order on June 1, 2001 that was acceptable to the Company. On August 30, 2001, the FDOI rejected the recommended order and issued its final order which the Company believes improperly characterized billing and policy fees paid by Superior to Superior Group. On September 28, 2001, Superior filed an appeal of the final order to the Florida District Court of Appeal. On March 4, 2002, the FDOI filed a petition in the Circuit Court of the Second Judicial Circuit in and for Leon County, Florida seeking court enforcement of the FDOI's final order. Superior filed a motion with the FDOI for stay of the FDOI's final order. Superior also filed a motion for stay with the District Court of Appeal, which was denied pending a ruling from the FDOI. On April 5, 2002 the FDOI granted a stay of the final order that was conditional upon the cessation of the payment of billing fees by Superior to Superior Group and the posting of a $15 million appeal bond. Superior did not agree to the conditions imposed by the FDOI's conditional stay. On May 6, 2002 Superior filed a motion with the District Court of Appeal seeking a stay of the final order pending Superior's appeal or, in the alternative, a consolidation of the FDOI's enforcement action with the pending appeal. On June 19, 2002, the District Court of Appeal entered an order which struck the FDOI's conditional requirement for the stay that Superior post a $15 million appeal bond. However, the order denied Superior's request to consolidate the appeal with the enforcement action. On September 26, 2002, the District Court of Appeal affirmed the final order of the FDOI. On October 31, 2002 the Circuit Court entered a final order which granted the FDOI's petition for enforcement of the FDOI's final order and which requires Superior to comply with the FDOI final order.

In accordance with the FDOI's final order, Superior ceased payment of finance and service fees as of October 1, 2002 and has requested repayment from Superior Group of $15 million of finance and service fees paid from 1997 through 1999 and additional finance and service fees paid thereafter in the approximate amount of $20 million. Without the payment of finance and service fee income to Superior Group or an amendment to the management agreement or reallocation of operational responsibilities, Superior Group could not operate profitably. Accordingly, on October 1, 2002, Superior Group discontinued the provision of certain claims services to Superior. Superior is currently exchanging proposals with the FDOI to establish an acceptable repayment plan in accordance with the final order.

On September 10, 2002, the FDOI filed a petition in the Circuit Court of the Second Judicial Circuit in and for Leon County, Florida for an order to show cause and notice of automatic stay which sought the appointment of a receiver for the purpose of rehabilitation of Superior. The court entered an order to show cause, temporary injunction and notice of automatic stay on September 13, 2002 and a hearing was held on October 24, 2002. On November 1, 2002, the court entered an order that denied the FDOI's petition for appointment of a receiver. On November 8, 2002, the FDOI filed a motion for rehearing, which was denied on December 17, 2002.

On November 20, 2002, the FDOI issued a notice and order to show cause which seeks to suspend or revoke Superior's certificate of authority principally based upon allegations that Superior did not comply with the FDOI's August 30, 2001 final order during the pendency of the appeal of the order to the District Court of Appeal. Superior believes that it has fully and timely complied with the final order and that the action brought by the FDOI is barred by res judicata A formal administrative hearing to review the notice and a determination that the order or administrative action contemplated by the notice not be issued was held in May 2003. The administrative law judge has not yet issued a recommended order, which the FDOI may accept or reject.

On March 21, 2003, the FDOI filed a Motion for Enforcement of Final Order Granting Petition to Enforce Agency Action (the "Motion for Enforcement") in the Circuit Court of the Second Judicial Circuit in and for Leon County, Florida which sought to hold Superior in contempt for failure to comply with the FDOI's final order during the pendency of Superior's appeal to the Florida District Court of Appeal. On May 7, 2003 a hearing was held on the Motion for Enforcement and an order has not yet been issued.

On October 9, 2001, the State Corporation Commission of Virginia ("Virginia Commission") issued an order to take notice regarding an order suspending Superior's license to write business in that state. An administrative hearing for a determination that the suspension order not be issued was held March 5, 2002. On May 3, 2002, the hearing examiner issued his report and recommended that Superior's license not be suspended and that Superior file its risk based capital plans and monthly and quarterly financial information with the Virginia Bureau of Insurance ("Bureau"). On June 19, 2002 the Virginia Commission entered an order which adopted the findings of the hearing examiner, continued the matter until such time as the Bureau requests further action and requires the continued monitoring of the financial condition of Superior by the Bureau. On October 11, 2002, the Virginia Commission filed an administrative Rule to Show Cause. A hearing was scheduled for November 18, 2002 to determine whether Superior's license to transact insurance business in Virginia should be suspended. Because of Superior's improved financial condition, the Virginia
Commission continued the hearing indefinitely. The nonstandard automobile insurance policies written in Virginia by Superior accounted for approximately 14.5% and 13.1% of the total gross written premiums of the Company in 2002 and 2001, respectively.

The Company's U.S. operating subsidiaries, their business operations, and their transactions with affiliates, including the Company, are subject to regulation and oversight by the IDOI, the FDOI, and the insurance regulators of other states in which the subsidiaries write business. The Company is a holding company and all of its operations are conducted by its subsidiaries. Regulation and oversight of insurance companies and their transactions with affiliates is conducted by state insurance regulators primarily for the protection of policyholders and not for the protection of other creditors or of shareholders. Failure to resolve issues with the IDOI and the FDOI or other state insurance regulators in a mutually satisfactory manner could result in future regulatory actions or proceedings that materially and adversely affect the Company.

Risk-Based  Capital  Requirements
In order to enhance the regulation of insurer solvency, the NAIC has adopted a formula and model law to implement risk-based capital ("RBC") requirements for property and casualty insurance companies designed to assess minimum capital requirements and to raise the level of protection that statutory surplus provides for policyholder obligations, Indiana and Florida have substantially adopted the NAIC model law and Indiana directly, and Florida indirectly, have adopted the NAIC model formula. The RBC formula for property and casualty insurers: (i ) underwriting, which encompasses the risk of adverse loss developments and inadequate pricing; (ii) declines in asset values arising from credit risk; (iii) declines in asset values arising from investment risks; (iv) off-balance sheet risk arising from adverse experience from non-controlled asset, guarantees for affiliates, contingent liabilities and reserve and premium growth. Pursuant to the model law, insurers having less statutory surplus that that required by the RBC calculation will be subject to varying degrees of regulatory action, depending on the level of capital inadequacy.

The RBC model law provides for four levels of regulatory action. The extent of regulatory intervention and action increases as the level of surplus to RBC decreases. The first level, the Company Action Level (as defined by the NAIC), requires and insurer to submit a plan of corrective actions to the regulator if surplus falls below 200% of the RBC amount. The Regulatory action level re quires an insurer to submit a plan containing corrective actions and requires the relevant insurance commissioner to perform and examination or other analysis and issue a corrective order if surplus falls below 150% of the RBC amount. The Authorized Control Level gives the relevant insurance commissioner the option either to take the aforementioned actions or to rehabilitate or liquidate the insurer if surplus falls below 70% of the RBC amount.

At the time of filing of the unaudited annual statutory financial statements of the Company's U.S. insurance subsidiaries with the FDOI and the IDOI for the year ended December 31, 2002, the RBC calculations for Pafco and Superior were in excess of 200% of the RBC amount, a level which requires no corrective action. The RBC calculation for IGF as of December 31, 2002 was in excess of 100% of the RBC amount, which is above the authorized control level.

In May 2003, pursuant to a reserve analysis completed by the consulting actuary engaged by BDO Seidman, LLP, the Company's and SIG's independent auditor, the loss and LAE reserves of Superior and Pafco were increased as of December 31, 2002. These reserve adjustments, along with resulting adjustments to the permitted carrying values of certain assets of Superior, investments in Superior American and Superior Guaranty, were recorded in the 2002 audited statutory financial statement filed for Superior and Pafco with the FDOI and IDOI, respectively. Based on the adjusted audited statutory financial statements, the surplus for Superior fell below 70% of the RBC amount and the surplus level for Pafco was above 150% of the RBC amount as of December 31, 2002. As a result, there may be additional regulatory actions taken by the insurance regulators in states in which the companies write business.

The NAIC Insurance Regulatory Information System ("IRIS") was developed primarily to assist state insurance departments in executing their statutory mandate to oversee the financial condition of insurance companies. IRIS ratios consist of twelve ratios with defined acceptable ranges. They are used as an initial screening process for identifying companies that may be in need of special attention. Companies that have several ratios that fall outside of the acceptable range are selected for closer review by the NAIC. If the NAIC determines that more attention may be warranted, one of five priority designations is assigned and the insurance department of the state of domicile is then responsible for follow-up action.

Based on the December 31, 2002 statutory financials filed with the NAIC, Pafco had values outside of the acceptable ranges for five IRIS tests. These included the two-year overall operating ratio, the investment yield ratio, the change in surplus ratio, the liabilities and liquid assets ratio, and the estimated current reserve deficiency to policyholders' surplus ratio.

Based on the December 31, 2002 statutory financials filed with the NAIC, Superior had values outside of the acceptable ranges for six IRIS tests. These included the surplus aid to policyholders' surplus ratio, the two-year overall operating ratio, the change in surplus ratio, the liabilities to liquid assets ratio, the one-year reserve development to policyholders' surplus ratio, and the two-year reserve development to policyholders' surplus ratio.

As of December 31, 2002, IGF had values outside of the acceptable ranges for five IRIS tests. These included the change in net writings ratio, the two-year overall operating ratio, the change in surplus ratio, the liabilities to liquid assets ratio, and the agent's balances to policyholders' surplus ratio.

15.  COMMITMENTS  AND  CONTINGENCIES:
Superior Guaranty is a defendant in a case filed on November 26, 1996, in the Circuit Court for Lee County, Florida entitled Raed Awad v. Superior Guaranty Insurance Company, et al., Case No. 96-9151 CA LG. The case purported to be brought on behalf of a class consisting of purchasers of insurance from Superior Guaranty. The plaintiffs alleged that Superior Guaranty charged premium finance service charges in violation of Florida law. The parties have reached a class settlement which has been approved by the court that is not expected to be material to Superior Guaranty.

As previously reported, IGF, which is a wholly owned subsidiary of the Company, had been a party to a number of pending legal proceedings and claims relating to agricultural production interruption insurance policies (the "AgPI Program") which were sold during 1998. All of the policies of insurance which were issued in the AgPI Program were issued by and under the name of Mutual Service Casualty Insurance Company ("MSI"), a Minnesota corporation with its principal place of business located in Arden Hills, Minnesota. Sales of this product resulted in large underwriting losses by IGF.

Approximately $29 million was paid through December 31, 2002 in settlement of legal proceedings and policyholder claims related to the AgPI Program. All AgPI policyholder claims were settled during 2000. However, on January 12, 2001 a case was filed in the Superior Court of California, County of Fresno, entitled S&W Seed Company, Dudley Silveira, Ric Blanchard and Darrell Silveira v. Mutual Service Casualty Insurance Company, IGF Insurance Company, and Dibuduo & Defendis Insurance Agency, Inc.; Case No. OICE CG 00137. The case was brought by four AgPI policyholders who had previously settled their AgPI claims pursuant to binding settlement agreements who now seek additional compensation by asserting through litigation that IGF and the third party carrier paid less than the policy limits they were promised when they purchased the policy and that each settling policyholder was forced to accept the lesser amount due to their economic duress - a legal theory recognized in California if certain elements can be established. The plaintiff's amended their complaint four times during 2002. A demurrer to the fourth amended complaint was filed by MSI and a motion to strike was filed by IGF, which were denied. IGF filed a motion for summary judgment to dismiss the claims in the plaintiff's fourth amended complaint on the basis that releases previously executed by the plaintiffs are binding. The court granted the motion for summary judgment. The cross claims between the selling brokers and MSI and IGF remain pending. The trial is scheduled to begin in August 2003.

Superior Guaranty is a defendant in a case filed on October 8, 1999, in the Circuit Court for Manatee County, Florida entitled Patricia Simmons v. Superior Guaranty Insurance Company, Case No. 1999 CA-4635. The case purported to be brought on behalf of a class consisting of purchasers of insurance from Superior Guaranty. The Plaintiff alleged that the defendant charged interest in violation of Florida law. The parties have settled the case in an amount that is not material to the Company's financial condition.

The Company is a defendant in a case filed on February 23, 2000, in the United States District Court for the Southern District of Indiana entitled Robert Winn, et al. v. Symons International Group, Inc., et al., Cause No. IP 00-0310-C-B/S. Other parties named as defendants are SIG, three individuals who were or are officers or directors of the Company or of SIG, PricewaterhouseCoopers LLP and Schwartz Levitsky Feldman, LLP. The case purports to be brought on behalf of a class consisting of purchasers of the Company's stock or SIG's stock during the period February 27, 1998, through and including November 18, 1999. Plaintiffs allege, among other things, that defendants misrepresented the reliability of the Company's reported financial statements, data processing and financial reporting systems, internal controls and loss reserves in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "1934 Act") and SEC Rule 10b-5 promulgated thereunder. The individual defendants are also alleged to be liable as "controlling persons" under Sec.20 (a) of the 1934 Act. As previously reported in the Company's September 30, 2002 Form 10-Q, the Company, SIG and the individual defendants entered into an agreement with the plaintiffs for settlement. The settlement is subject to certain terms and conditions and court approval.

As previously reported, SIG and two of its subsidiaries, IGFH and IGF, were parties to a "Strategic Alliance Agreement" dated February 28, 1998 (the "SAA") with Continental Casualty Company ("CNA"), pursuant to which IGF acquired certain crop insurance operations of CNA. The obligations of SIG, IGFH, IGF and CNA under the SAA are the subject of an action filed on June 4, 2001 and pending in United States District Court for the Southern District of Indiana, Indianapolis Division. Claims have also been asserted in the action against the Company, Granite Re, Pafco, Superior and certain members of the Symons family. Discovery is proceeding. Although the Company continues to believe that it has claims against CNA and defenses to CNA's claims which may offset or reduce amounts owing by the Company or its affiliates to CNA, there can be no assurance that the ultimate resolution of the claims asserted by CNA against the Company and its affiliates will not have a material adverse effect upon the Company's and its affiliates' financial condition or results of operations.

Superior was a defendant in a case filed on May 8, 2001 in the United States District Court Southern District of Florida entitled The Chiropractic Centre, Inc. v. Superior Insurance Company, Case No. 01-6782. The case purported to be brought on behalf of a class consisting of healthcare providers improperly paid discounted rates on services to patients based upon a preferred provider contract with a third party. The plaintiff alleged that Superior breached a third party beneficiary contract, committed fraud and engaged in racketeering activity in violation of federal and Florida law by obtaining discounted rates offered by a third party with whom the plaintiff contracted directly. On September 30, 2002, the court issued an administrative order which dismissed the case. The court's order administratively closing the case could be temporary or permanent. Superior believes that the allegations of wrongdoing as alleged in the complaint were without merit and in the event the order is temporary, Superior intends to vigorously defend the claims brought against it.

IGF is a defendant in a case filed on December 31, 2002 in the Circuit Court of Greene County, Missouri entitled Kevin L. Stevens v. Wilkerson Insurers, et al., Case No. 102CC5135. Other parties named as defendants are the Company, SIGF, Granite Re, Superior Group Management, Superior, Superior American, Superior Guaranty, Pafco and three individuals who were or are officers or directors of the Company. Motions to dismiss The Company, SIGF, Granite Re, Superior Group Management, Superior, Superior American, Superior Guaranty and certain named individuals for lack of personal jurisdiction are pending. The case purports to be brought on behalf of an IGF insured seeking to recover alleged damages based on allegations of bad faith, negligent claims handling and breach of fiduciary duties with respect to a claim which arose from an accident caused by the IGF insured. IGF believes that the allegations of wrongdoing as alleged in the complaint are without merit and intends to vigorously defend the claims brought against it.

See Note 14 to the Consolidated Financial Statements, Regulatory Matters, for additional contingencies involving insurance regulatory matters.

The Company and its subsidiaries are named as defendants in various other lawsuits relating to their business and arising in the ordinary course of business. Legal actions arise from claims made under insurance policies issued by the Company's subsidiaries. The Company, through its claims reserves, reserves for both the amount of estimated damages attributable to these lawsuits and the estimate costs of litigation. The Company believes that the ultimate disposition of these lawsuits will not materially affect the Company's operations or financial position.

16.     SUPPLEMENTAL  CASH  FLOW  INFORMATION:
Cash paid/(received) for income taxes and interest are summarized as follows (in thousands):


                                                               2002   2001     2000
                                                               -----  -----  --------
Cash paid/(received) for federal income taxes, net of refunds  $  --  $  --  $(6,134)
Cash paid for interest. . . . . . . . . . . . . . . . . . . .  $  --  $  --  $    --


17.     DISCLOSURES  ABOUT  FAIR  VALUES  OF  FINANCIAL  INSTRUMENTS:
The following outlines the methodologies and assumptions used to determine the estimated fair value of the Company's financial instruments. Considerable judgment is required to develop these fair values and, accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of the Company's financial instruments.

1. Fixed Maturity, Equity Securities, and Other Investments: Fair values for fixed maturity and equity securities are based on quoted market prices.
2. Short-term Investments, and Cash and Cash Equivalents: The carrying value for assets classified as short-term investments, and cash and cash equivalents in the accompanying Consolidated Balance Sheets approximates their fair value.
3. Short-term Debt: The carrying value for short-term debt approximates fair value.
4. Preferred Securities: There is not an active market for the Preferred Securities; however, the estimated market value of the entire issue as of December 31, 2002 was approximately $9,000,000.

18.     STOCK  OPTION  PLANS:
In June 1986, Goran adopted the Goran Capital Inc. 1986 Share Option Plan (the "Goran Share Option Plan"). The Goran Share Option Plan provides Goran the authority to grant nonqualified stock options and incentive stock options to officers and key employees of Goran and its subsidiaries and nonqualified stock options to non-employee directors of Goran. Options have been granted at an exercise price equal to the fair market value of the Goran stock at date of grant. The outstanding stock options vest and become exercisable at varying terms ranging from immediate vesting to equal installments over terms up to 5 years.

Information regarding the Goran Share Option Plan is summarized below (in Canadian dollars):

                                         2002              2001               2000
                                        Weighted           Weighted          Weighted
                                         Average           Average            Average
                                        Exercise           Exercise          Exercise
                                Shares    Price    Shares   Price    Shares    Price
                               ---------  ------  --------  ------  ---------  ------
Outstanding at the beginning
 of the year. . . . . . . . .   791,187   $ 2.09  195,937   $ 8.36   660,708   $14.17
Granted . . . . . . . . . . .    26,000   $ 0.35  633,750   $ 0.90   100,000   $ 2.35
Exercised . . . . . . . . . .        --       --       --       --        --       --
Forfeited/Surrendered . . . .  (388,437)  $ 3.34  (38,500)  $14.16  (564,771)  $14.15
                               ---------          --------          ---------
Outstanding at the end of the
 Year . . . . . . . . . . . .   428,750   $ 0.85  791,187   $ 2.09   195,937   $ 8.36
                               =========          ========          =========
Options exercisable at year
 End. . . . . . . . . . . . .   340,917   $ 0.89  682,520   $ 2.29    88,605   $14.62
Available for future grant. .   442,250       --   79,813       --   675,063       --


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

Information  regarding  the  SIG  Stock  Option  Plan  is  summarized  below:

                                           2002                2001                 2000
                                         Weighted            Weighted             Weighted
                                         Average             Average               Average
                                         Exercise            Exercise             Exercise
                               Shares     Price     Shares     Price     Shares     Price
                             ----------  -------  ----------  -------  ----------  -------
Outstanding at the
beginning of the year . . .  1,271,333   $0.8283  1,344,833   $0.9400    213,033   $6.3125
Granted . . . . . . . . . .         --        --         --        --  1,287,000   $0.5436
Exercised . . . . . . . . .         --        --         --        --         --        --
Forfeited/Surrendered . . .   (386,333)  $1.4650    (73,500)  $2.8474   (155,200)  $5.0391
                             ----------           ----------           ----------
Outstanding at the end of
 the year . . . . . . . . .    885,000   $0.5503  1,271,333   $0.8283  1,344,833   $0.9400
                             ==========           ==========           ==========
Options exercisable at year
 end. . . . . . . . . . . .    590,167   $ .5520    465,333   $1.3180     73,500   $6.3125
Available for future grant.    615,000        --    228,667        --    155,167        --

                                                  Options                Options
                                                 Outstanding         Exercisable
                                    Weighted      weighted              Weighted
                                     Average      Average                Average
  Range of            Number        Remaining     Exercise     Number   Exercise
Exercise Prices   Outstanding  Life (in years)    Price    Exercisable     Price
----------------  -----------  ---------------    -------  -----------   ------
0.50 - $0.8750.      884,500              7.4  $  0.5477      763,000  $  0.5477
6.3125. . . . .          500              5.5  $  6.3125          500  $  6.3125
                  -----------                              -----------
                     885,000              7.4                 763,500
                  ============                                ========

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

Information regarding the Superior Group Management Stock Option Plan is summarized below:

                                          2002             2001            2000
                                        Weighted          Weighted       Weighted
                                         Average           Average        Average
                                        Exercise          Exercise       Exercise
                                Shares   Price   Shares   Price   Shares   Price
                               --------  ------  -------  ------  -------  ------
Outstanding at the beginning
 of the year. . . . . . . . .   83,332   $57.65  83,432   $54.42  92,232   $51.75
Granted . . . . . . . . . . .       --       --      --       --      --       --
Forfeited . . . . . . . . . .  (55,555)  $57.65    (100)  $57.65  (8,800)  $51.48
                               --------          -------          -------
Outstanding at the end of the
 year . . . . . . . . . . . .   27,777   $57.65  83,332   $57.65  83,432   $54.42
                               ========          =======          =======
Options exercisable at year
 end. . . . . . . . . . . . .   27,777   $57.65  83,332   $57.65  66,726   $54.42
Available for future grant. .   83,334       --  27,779       --  27,679       --


                                                  Options               Options
                                                Outstanding         Exercisable
                                   Weighted      weighted               Weighted
                                   Average       Average                 Average
Range of            Number        Remaining      Exercise     Number    Exercise
Exercise Prices   Outstanding  Life (in years)    Price    Exercisable    Price
----------------  -----------  ---------------   --------- -----------   -------
44.17 . . . . .       13,889              3.1  $   44.17       13,889  $   44.17
71.14 . . . . .       13,888              3.1  $   71.14       13,888  $   71.14

The Company accounts for stock-based employee compensation using the intrinsic value method under APB Opinion No. 25, "Accounting for Stock Issued to Employees" and interpretations as permitted under SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS 148"). Accordingly, no compensation cost is recorded if the current market price of the underlying stock does not exceed the exercise price at the date of grant. See
Note 1 for a pro forma disclosure of the affect stock-based compensation would have had on net loss and net loss per share had the Company applied the fair value accounting provisions of SFAS 123 to stock-based employee compensation and non-employee director compensation.

For purposes of applying SFAS 123, the fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

                                        SIG      Goran      SIG     Goran   SIG      Goran
                                        2002     2002      2001     2001    2000     2000
                                       Grants   Grants    Grants  Grants   Grants    Grants
                                       ------  ---------  ------  -----------  -----------
Risk-free interest rates                  ---    2.28%     ---     2.34%    5.00%      5.00%
Dividend yields                           ---     ---      ---     ---       ---        ---
Volatility factors                        ---     132%     ---      156%     106%       106%
Weighted average expected life            ---   3 years    --- 2.6 years 4.0 years 5.0 years
Weighted average fair value per share     ---   $ 0.22     ---    $ 0.68    $  0.40  $  1.31

The Goran stock options are granted and denominated in Canadian dollars. The pro-forma stock based compensation for these options are translated at the average rate for the year. The weighted average fair value per share is translated at the year-end rate.

19.     QUARTERLY  FINANCIAL  INFORMATION  (UNAUDITED):
Quarterly  financial  information  is  as  follows  (in  thousands):


                                                 First     Second    Third     Fourth      Total
                                                --------  --------  --------  ---------  ---------
            2002
Gross written premiums . . . . . . . . . . . .  $45,082   $23,626   $17,618   $ 25,068   $111,394
Net premiums written . . . . . . . . . . . . .   14,109     7,656     4,337      7,889     33,991
Net premiums earned. . . . . . . . . . . . . .   13,093    11,892     7,757      8,295     41,037
Total revenues . . . . . . . . . . . . . . . .   17,273    15,594    12,557      9,919     55,343
Net operating earnings (loss) from continuing
 operations 1. . . . . . . . . . . . . . . . .   (3,246)   (5,686)   (1,744)    (7,511)   (18,187)
Net loss from continuing operations. . . . . .   (5,967)   (8,386)   (3,322)   (12,070)   (29,745)
Basic operating earnings (loss) per share from
 continuing operations 1 . . . . . . . . . . .    (0.60)    (1.05)    (0.32)     (1.39)     (3.37)
Net loss from continuing operations per share
- basic and diluted. . . . . . . . . . . . . .    (1.11)    (1.56)    (0.62)     (2.24)     (5.51)

                                                  First     Second    Third     Fourth    Total
                                                --------  --------  --------  ---------   -------
             2001
Gross written premiums . . . . . . . . . . . .  $48,338   $49,950   $27,348   $ 67,550   $193,186
Net premiums written . . . . . . . . . . . . .   16,945    27,702    14,684     27,531     86,862
Net premiums earned. . . . . . . . . . . . . .   18,844    26,411    22,943     39,999    108,197
Total revenues . . . . . . . . . . . . . . . .   22,912    31,444    29,671     44,166    128,193
Net operating earnings (loss) from continuing
 Operations 1. . . . . . . . . . . . . . . . .   (5,803)   (1,338)   (6,677)    (5,193)   (19,011)
Net loss from continuing operations. . . . . .   (9,547)   (3,940)   (9,041)    (9,409)   (31,937)
Basic operating earnings (loss) per share from
 Continuing operations 1 . . . . . . . . . . .    (1.00)     (.23)    (1.16)      (.95)     (3.34)
Net loss from continuing operations per share
- basic and diluted. . . . . . . . . . . . . .    (1.65)     (.68)    (1.57)     (1.71)     (5.61)

1. Operating earnings (loss) and per share amounts exclude amortization, interest, taxes, realized capital gains and losses, minority interest and any extraordinary items.

20. RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")
The consolidated financial statements are prepared in accordance with Canadian GAAP. Material differences between Canadian and U.S. GAAP are described below.
There were no material differences in net earnings or earnings per share in 2002, 2001 and 2000.

1. Receivables from sale of capital stock: The SEC Staff Accounting Bulletins require that accounts or notes receivable arising from transactions involving capital stock be presented as deductions from stockholders' equity and not as assets. Accordingly, in order to comply with U.S. GAAP stockholders' equity would be reduced by $1,258,000 at December 31, 2002 and 2001, to reflect the loans due from certain stockholders which relate to the purchase of common shares of the Company.

2. Unrealized gain (loss) on investments: U.S. GAAP requires that unrealized gains and losses on investment portfolios be included as a component in determining stockholders' equity. In addition, SFAS No. 115 permits prospective recognition of unrealized gains (losses) on investment portfolio for year-ends commencing after December 15, 1993. As a result, stockholders' equity would be decreased by $2,366,000 and $2,246,000 for the years ended December 31, 2002 and 2001, respectively.

3. Discontinued operations: U.S. GAAP requires the netting of all assets and liabilities of discontinued operations and the presentation of those net assets as a single line item in the consolidated balance sheets for all periods presented. There is no impact on stockholders' equity.

4. Changes in stockholder's equity: A reconciliation of stockholders' equity (deficit) from Canadian GAAP to U.S. GAAP is as follows (in thousands):

                                                           2002       2001
                                                         ---------  ---------
Stockholders' equity in accordance with Canadian GAAP .  $(84,941)  $(89,146)
Add (deduct) effect of difference in account for:
    Receivables from sale of capital stock (see note a)    (1,258)    (1,258)
    Unrealized gain (loss) on investments (see note b).    (2,366)    (2,246)
                                                         ---------  ---------
Stockholders' equity in accordance with U.S. GAAP . . .  $(88,565)  $(92,650)
                                                         =========  =========


5. Comprehensive Income: U.S. GAAP requires the presentation of a statement of comprehensive income. Canadian GAAP does not require a similar disclosure. The Company's comprehensive income is as follows (in thousands):

                                                  2002       2001
                                                ---------  ---------
Net Income (Loss) per Statement of Operations.  $(29,745)  $(34,093)
Purchase of Preferred Securities . . . . . . .    28,399     18,717
Change in cumulative translation adjustment. .      (260)      (472)
Unrealized gain (loss) on investments. . . . .    (2,366)    (2,246)
                                                ---------  ---------
Comprehensive Income (Loss). . . . . . . . . .  $ (3,972)  $(18,094)
                                                =========  =========


21.

MANAGEMENT'S  PLANS
SIG reported net losses of $(35.3) million and $(32.9) million for the years 2002 and 2001, respectively, and is a party to a number of legal proceedings and claims. While shareholders' equity at December 31, 2002 is a deficit of approximately $(179) million, SIG has partially offsetting thirty-year mandatorily redeemable trust preferred stock outstanding of $135 million, which are not due for redemption until 2027. Accumulated interest of approximately $84 million will be due in February 2005. SIG's insurance subsidiaries, excluding IGF, have statutory surplus of approximately $3.0 million. Management has initiated substantial changes in operational procedures in an effort to return SIG to profitable levels and to improve its financial condition. SIG has and is continuing to raise its rates in a market environment where increasing rates and withdrawal from the market by other companies show positive trends for improving profitability of nonstandard automobile insurance underwriters.

During January and February 2002, SIG experienced sustained adverse loss experience on a substantial portion of its new business written in certain markets. In late February and early March 2002, SIG commenced further analysis of loss ratios by individual agency and a review of claim settlement procedures. Based upon this and other analysis, SIG took a number of actions to improve the financial position and operating results of SIG including:

- Eliminated reinstatements in all markets, i.e., upon policy cancellation, the insured must obtain a new policy at prevailing rates and underwriting guidelines;
               - Terminated or placed on new business moratorium several hundred agents whose loss ratios were abnormally high when compared to the average for the remaining agents (these agents accounted for approximately 16% of the total gross written premium in 2001);
- Increased underwriting requirements in certain markets including: higher down payments, new policy fees, and shorter policy terms;
- Hired a consultant with significant auto claims experience to review processes and suggest modifications to the claims function.

The  above  actions  were  followed  by:

-    Replacement  of  the  president  of  the  non-standard automobile business;
-    Hiring  of  an  experienced  vice  president  of  claims;
- Consolidation of all underwriting, premium accounting and agency licensing activities in Atlanta, GA into Indianapolis, IN;
- Closing of regional offices in Denver, CO; Virginia Beach and Alexandria, VA; Glendale, CA; and Jacksonville , FL;
-    Replacement  of  the  national  litigation  manager;
-    Replacement  of  the  marketing  manager  and  the  product  manager;
-    Heavy  focus  on  the  improvement  of  process  and  customer  service;
-    Continued  transition  to  an  improved  policy  processing  system.

These actions resulted in improved operations and a lower expense ratio. SIG's employee staffing level decreased 40% from 346 to 209 at December 31, 2001 and 2002, respectively. SIG continues to review all job functions in an effort to improve efficiencies.

Management believes that despite the historical losses, it has developed a business plan that can improve SIG's operating results and financial condition in 2003.

22.     DISCONTINUED  OPERATIONS
As previously announced, IGF sold its crop insurance operations to Acceptance on June 6, 2001. This business was predominantly written through IGF. The divestiture of the crop insurance segment transferred ownership of certain crop insurance accounts, effective with the 2001 crop cycle.

Management does not expect any remaining crop business to be material to the consolidated financial statements and accordingly has discontinued reporting crop insurance as a business segment. The results of the crop insurance segment have been reflected as "Discontinued Operations" in the accompanying consolidated financial statements.

Summarized results of operations and financial position for discontinued operations were as follows (in thousands):

                                                              Year Ended December 31,
                                                             2002      2001       2000
                                                           --------  ---------  ---------
Gross premiums written. . . . . . . . . . . . . . . . . .  $  (314)  $256,722   $241,748
                                                           ========  =========  =========
Net premiums written. . . . . . . . . . . . . . . . . . .  $    (5)  $   (308)  $ 26,466
                                                           ========  =========  =========

       Net premiums earned. . . . . . . . . . . . . . . .  $     8   $   (308)  $ 26,531
       Net investment and fee income. . . . . . . . . . .    1,058      1,657      1,229
       Net realized capital gain. . . . . . . . . . . . .   (2,935)       799         10
                                                           --------  ---------  ---------
Total revenues. . . . . . . . . . . . . . . . . . . . . .   (1,869)     2,148     27,770
                                                           --------  ---------  ---------

       Loss and loss adjustment expenses. . . . . . . . .      204      3,559     40,690
       Policy acquisition and general and administrative
      expenses. . . . . . . . . . . . . . . . . . . . . .   (2,073)       654      2,059
       Interest and amortization expense. . . . . . . . .       --         91      1,162
                                                           --------  ---------  ---------
Total expenses. . . . . . . . . . . . . . . . . . . . . .   (1,869)     4,304     43,911
                                                           --------  ---------  ---------

Loss before income taxes. . . . . . . . . . . . . . . . .       --     (2,156)   (16,141)

Income taxes:
        Current income tax (benefit). . . . . . . . . . .       --         --         --
        Deferred income tax expense . . . . . . . . . . .       --         --         --
Total income tax expense (benefit). . . . . . . . . . . .       --         --         --

Loss from operations of discontinued segment. . . . . . .       --         --    (16,141)
Loss on disposal of discontinued segment. . . . . . . . .       --     (2,156)      (900)
                                                           --------  ---------  ---------
Net loss from discontinued operations . . . . . . . . . .  $    --   $ (2,156)  $(17,041)
                                                           ========  =========  =========

-------------------------------------------------------------------------------
MANAGEMENT  RESPONSIBILITY
-------------------------------------------------------------------------------

Management recognizes its responsibility for conducting the Company's affairs in the best interests of all its shareholders. The consolidated financial statements and related information in this Annual Report are the responsibility of management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles, which involve the use of judgement and estimates in applying the accounting principles selected. Other financial information in this Annual Report is consistent with that in the consolidated financial statements.

The Company maintains a system of internal controls, which is designed to provide reasonable assurance that accounting records are reliable and to safeguard the Company's assets. The independent accounting firm of BDO Seidman, LLP has audited and reported on the Company's consolidated financial statements for 2002, 2001 and 2000. Their opinion is based upon audits conducted by them in accordance with generally accepted auditing standards to obtain assurance that the consolidated financial statements are free of material misstatements.

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


                               [GRAPHIC  OMITED]


                               [GRAPHIC  OMITED]


Douglas  H.  Symons
Chief  Executive  Officer
June  3,  2003

BOARD  OF  DIRECTORS  AND  STOCKHOLDERS  OF  GORAN  CAPITAL  INC.


Goran  Capital  inc.
Toronto,  Canada

We have audited the accompanying consolidated balance sheets of Goran Capital Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goran Capital Inc. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in Canada.





/s/  BDO  SEIDMAN,  LLP
Grand  Rapids,  Michigan
May  9,  2003




COMMENTS  BY  AUDITOR  FOR  U.S.  READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Notes 14, 15 and 21 to the financial statements. Our report to the stockholders dated May 9, 2003 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.





/s/  BDO  SEIDMAN,  LLP
Grand  Rapids,  Michigan
May  9,  2003

STOCKHOLDER  INFORMATION

Registrar  and  Transfer  Agent                                   Independent
Public  Accountants
CIBC  Mellon  Trust  Company               BDO  Seidman  LLP
Toronto,  Ontario     Grand  Rapids,  Michigan

Annual  Meeting  of  Stockholders
2  Eva  Road,  Suite  200
Toronto,  Ontario  Canada  M9C  2A8
July  8,  2003
10:00  A.M.  (EDT)

ANNUAL  REPORT  ON  FORM  10-K
A copy of the Annual Report on Form 10-K for Goran Capital Inc. for the year ended December 31, 2002, filed with the Securities and Exchange Commission, may be obtained, without charge, upon request to the individual and address noted under Shareholder Inquiries.

MARKET  AND  DIVIDEND  INFORMATION
As of July 1, 2001 Goran Capital Inc.'s common stock began trading on the OTC Bulletin Board under the symbol GNCNF.OB. Prior to this date Goran Capital Inc.'s stock was traded on the NASDAQ Stock Market's National Market. The shares also trade on the Toronto Stock Exchange.

As of December 31, 2002 there were approximately 100 common stockholders of record, including many brokers holding shares for the individual clients. The number of individual stockholders on the same date is estimated to be 800.

The number of commons shares outstanding on December 31, 2002 totaled 5,393,698. Information relating to the common shares is available through the Toronto Stock Exchange and the U.S. OTC Bulletin Board. The following table sets forth the high and low closing sale prices for the common shares for each quarter of 2002, 2001 and 2000.

                             TORONTO STOCK EXCHANGE
                   2002         2001         2000
QUARTER ENDED  High    Low   High    Low   High   Low
-------------  -----  -----  -----  -----  -----  ----
March 31. . .  $1.35  $0.70  $2.70  $0.90  $4.15  $1.50
June 30 . . .  $0.80  $0.45  $1.75  $0.80  $3.50  $1.75
September 30.  $0.50  $0.25  $1.15  $0.53  $2.84  $1.95
December 31 .  $0.70  $0.14  $1.25  $0.60  $2.25  $ .50

                     U.S. OTC BULLETIN BOARD TRADING PRICES


                    2002        2001         2000
QUARTER ENDED   High.  Low   High   Low    High   Low
-------------  -----  -----  -----  -----  -----  ----
March 31. . .  $0.85  $0.41  $1.88  $0.75  $2.88  $1.05
June 30 . . .  $0.43  $0.32  $1.14  $0.58  $2.44  $1.16
September 30.  $0.25  $0.18  $0.80  $0.35  $1.95  $1.25
December 31 .  $0.42  $0.08  $0.81  $0.41  $1.38  $0.34

U.S. OTC Bulletin Board quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions. Goran Capital Inc. did not declare or pay cash dividends on its common stock during the years ended December 31, 2002, 2001 and 2000. Goran Capital Inc. does not plan to pay cash dividends on its common stock in the foreseeable future. See Management's Discussion and Analysis of Financial Condition and Results of Operations and the Notes to the Consolidated Financial Statements for additional discussion regarding restrictions on the payment of dividends.

Shareholder  inquiries  should  be  directed  to:
DOUGLAS  H.  SYMONS
President,  Chief  Executive  Officer  and  Secretary
Goran  Capital  Inc.
Tel:  (317)  259-6413
E-mail:  dsymons@sigins.com

BOARD  OF  DIRECTORS

G.  GORDON  SYMONS
Chairman  of  the  Board
Goran  Capital  Inc.
Symons  International  Group,  Inc.

DOUGLAS  H.  SYMONS
President,  Chief  Executive  Officer  and  Secretary
Goran  Capital  Inc.
President,  Chief  Executive  Officer  and  Secretary
Symons  International  Group,  Inc.

J.  ROSS  SCHOFIELD
President,  Schofield  Insurance  Brokers

DAVID  B.  SHAPIRA
President,  Medbers  Limited

JOHN  K.  MCKEATING
Former  President,  Vision  2120,  Inc.

RON  L.  FOXCROFT
President,  Fluke  Transportation  Group

ROBERT  C.  WHITING
President,  Prime  Advisors,  Inc.


EXECUTIVE  OFFICERS

DOUGLAS  H.  SYMONS
President, Chief Executive Officer, Chief Operating Officer and Secretary Goran Capital Inc.
President,  Chief  Executive  Officer  and  Secretary
Symons  International  Group,  Inc.

JOHN  G.  PENDL
Vice  President,  Chief  Financial  Officer  and  Treasurer
Goran  Capital  Inc.

COMPANY,  SIG  AND  SUBSIDIARY  OFFICES

HEAD  OFFICE  -  CANADA
Goran  Capital  Inc.
2  Eva  Road,  Suite  200
Toronto,  Ontario  Canada  M9C  2A8
Tel:  416-622-0660
Fax:  416-622-8809

US  OFFICE
Goran  Capital  Inc.
4720  Kingsway  Drive
Indianapolis,  Indiana  46205
Tel:  317-259-6400
Fax:  317-259-6395
Website:  www.gorancapital.com
          --------------------

SIG  CORPORATE  OFFICE
Symons  International  Group,  Inc.
4720  Kingsway  Drive
Indianapolis,  Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395
Website:  www.sigins.com
          --------------



OTHER  SUBSIDIARY  OFFICES

Superior  Insurance  Group,  Inc.
4720  Kingsway  Drive
Indianapolis,  Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395
Website:  www.sigauto.com
          ---------------

Pafco  General  Insurance  Company
4720  Kingsway  Drive
Indianapolis,  Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395

Superior  Insurance  Company
4720  Kingsway  Drive
Indianapolis,  Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395

Superior  Insurance  Company
280  Interstate  North  Circle,  N.W.,  Suite  500
Atlanta,  Georgia  30339
Tel:  770-952-4885
Fax:  770-988-8583


IGF  Insurance  Company
4720  Kingsway  Drive
Indianapolis,  Indiana  46205
Tel:  317-259-6300
Fax:  317-259-6395

Superior  Insurance  Company  -  Claims  Office
1745  West  Orangewood  Road,  Suite  210
Orange,  California  92826
Tel:  714-978-6811
Fax:  714-978-0353

Superior  Insurance  Company  -  Claims  Office
5483  W.  Waters  Avenue,  Suite  1200
Tampa,  Florida  33634
Tel:  813-887-4878
Fax:  813-243-0268

Superior  Insurance  Company-  Claims  Office
4500  PGA  Boulevard,  Suite  304A
Palm  Beach  Gardens,  Florida  33418
Tel:  561-622-7831
Fax:  561-622-9741